Form 10-K, Exhibit 13
period 1995-02-04
CPI CORP
filed 1995-05-03
CIK 25354

EXHIBIT (13)

               1994 ANNUAL REPORT TO SHAREHOLDERS

Following is CPI Corp.'s 1994 Annual Report to Shareholders required by item 601 of Regulation S-K. The original Report was prepared in paper format and has been reformatted here to comply with the electronic filing requirements of the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.

(Front cover of Annual Report to Shareholders)









                            CPI Corp.

                1994 Annual Report to Shareholders








(Pictures:  five pictures of an infant going from an unfocused presentation to a focused presentation)


(Pictures:  five pictures of a boy with a dog from a focused presentation to an unfocused presentation)







                   Acclaimed consumer service,

               enhanced through imaging technology.

AT A GLANCE
- -----------

With over 1,800 retail locations, CPI Corp. is the market leader in two segments of the photography industry-preschool portrait photography and one-hour photofinishing. Other business segments include the sale of value-priced posters, prints and frames, and a chain of high-tech copy stores offering a range of electronic imaging services. Following three years of declining profits due mainly to intense competition in CPI's core business, portrait photography, the Company recorded a turnaround in earnings in 1994. Management believes that long-term profits will increase as a result of the following:

LEADING POSITION IN THE HIGHLY COMPETITIVE PRESCHOOL PORTRAIT
PHOTOGRAPHY MARKET
*As the exclusive Sears Portrait Studios operator, CPI continues a 34-year partnership, with 904 studios in all major Sears stores in the U.S. and Canada, and 109 studios in non-Sears shopping centers.
*Despite the high level of competition, the Company has maintained its market position while concurrently developing new marketing programs employing digital imaging technology to significantly enhance products and elevate customer service to a new level. Beginning in 1993, the technology-based programs were installed in all U.S. studios as the first phase of a $125 million development program that will essentially reposition the business.
*Enthusiastic customer response to the new programs has resulted in significant gains in segment sales and earnings. Further growth is anticipated as a result of continuing enhancement and expansion of the programs.

LEADING POSITION IN THE INCREASINGLY COMPETITIVE, FRAGMENTED ONE-HOUR PHOTOFINISHING MARKET
*From a start-up venture in 1982, this business has developed into CPI's second major segment.
*Through a combination of new store openings and acquisitions, the most significant of which was over 300 Fox Photo labs in 1991, the division has expanded to its present 660 locations, the largest such operation in the U.S. While photofinishing is the primary customer service, significant revenues are generated from additional services and products provided to those customers.
*Responding to significantly increased competition from mass merchants, new technology and marketing programs are being tested that could allow the Company to reposition its photofinishing business into a high-service, innovative market leader.

RECENT ENTRY INTO THE WALL DECOR INDUSTRY WITH ACQUISITION OF PROFITABLE RETAIL CHAIN
*Prints Plus is the leading company-owned U.S. retailer of posters, prints and framing service, offering unparalleled product selection tailored to each market's tastes, plus "while-you-wait" framing service.
*Acquired in May 1993, the new business contributed significantly to CPI's 1993 and 1994 operating earnings.
*The business has the potential to develop into a third major segment, with plans for the addition of 15 to 20 locations annually in prime mall locations over the next several years.

CONCEPTUAL DEVELOPMENT IN THE DIGITAL GRAPHICS INDUSTRY
*Applying its skill in managing remote retail locations, CPI is developing a chain of high-tech copy stores.
*Two experimental concept stores are broadly exploring digital graphics technology, including applications appropriate to CPI's other businesses.

Capital for the expansion and upgrading of CPI's various businesses will come from operating cash flow, which has averaged $45.5 million over the past five years, with supplemental funding provided by the 1993 private note placement and available short-term bank financing.

ACCOMPLISHMENTS AND HIGHLIGHTS
- ------------------------------

1994 ACCOMPLISHMENTS

*Halted three-year decline in after-tax earnings, with 33.3% increase over 1993.

*Completed installation of new digital imaging technology and associated marketing programs in all Sears Portrait Studios in the U.S. Very favorable customer acceptance resulted in gains in preschool portraits market share, segment sales and earnings. Began installation in Canadian studios, with completion expected by second quarter 1995.

*Expanded Prints Plus operation with the net addition of 18 new locations, with similar expansion planned for 1995 and beyond. The division made a significant contribution to 1994 corporate profits and has the potential for significant continuing growth.

*Continued stock buy-back program with repurchase of 900,000 common shares, reducing balance of shares remaining for acquisition under the Company's current program to 1.2 million shares.


FINANCIAL HIGHLIGHTS (in millions of dollars, except percents and per share data)


                                         One Year       Five Year
                     1994      1993      % Change  1989  %Change*
Sales
   Portrait
     Studios        $275.5    $237.9     15.8 %   $260.5    1.1
   Photofinishing    191.2     187.2      2.1 %     76.4   20.1
   Wall Decor         49.9      34.6     44.3 %      -      -
   Other Products
     and Services     16.6      15.8      5.0 %     13.6    4.0
   Total            $533.2    $475.5     12.1 %   $350.5    8.8 %

Operating income
   Portrait
     Studios        $ 39.1    $ 30.0     30.4 %   $ 65.6
   Photofinishing      4.5       7.0    (34.4)%      3.1
   Wall Decor          5.5       5.0     10.2 %      -
   Other Products
     and Services     (3.5)     (3.9)     8.3 %     (5.6)

Earnings after
  taxes             $ 14.8    $ 11.1**   33.3 %     30.9  (13.7)%

Average shares
  outstanding
 (millions)           14.1      14.7    (3.9) %     15.7

Per Share
  Earnings before
    accounting
    change          $  1.05   $  0.76** 38.2 %     $ 1.97 (11.8)%
  Dividends            0.56      0.56    -           0.42
  Tangible book
    value              8.00      7.84    2.0         8.17
  Price
    High            $ 21.88   $ 20.75    -         $33.88
     Low              13.88     13.88    -          21.00


* compound annual rate 1989-1994
**Excluding $2.1 million credit for accounting change


Charts: Portrait Studio sales and earnings increased significantly in 1994 with the introduction of new marketing programs, while Photofinishing results reflected an increasingly competitive retail environment. The new Wall Decor segment and Other Products and Services segment both recorded improved performance.


SEGMENT RESULTS IN MILLIONS OF DOLLARS - SALES


               Portrait    Photo-    Wall
               Studios   finishing   Decor     Other
1994           $276      $191        $ 50      $ 17
1993           $238      $187        $ 35      $ 16
1989           $261      $ 76        $ --      $ 14



SEGMENT RESULTS IN MILLIONS OF DOLLARS - OPERATING INCOME


               Portrait    Photo-    Wall
               Studios   finishing   Decor    Other
1994           $39.1     $4.5        $5.5     $(3.5)
1993           $30.0     $7.0        $5.0     $(3.9)
1989           $65.6     $3.1        $ --     $(5.6)


OVERVIEW
- --------

A FOCUSED APPROACH TO SPECIALTY RETAILING
Over CPI's retailing history of more than 50 years, a focused management philosophy has evolved consisting of:
  *  pursuit of market leadership;
  *  innovative marketing programs;
  *  partnering with leaders in retailing  and technology;
  *  performance incentives for top managers; and
  *  reinvestment of cash flows to support growth initiatives.

BUSINESS PHILOSOPHY
The depth of experience and leadership skills of senior management are focused on producing long-term results for CPI. Although the Company has seen profits decline over the past three years, actions were taken in the context of maintaining market leadership and improving its competitive advantage--both aimed at generating sustainable growth in earnings per share. Strong cash flows continue to be a cornerstone of CPI's program to produce higher returns to shareholders through a combination of expansion and acquisitions.

DISTINCT DIFFERENCES
CPI differs from typical retailers in several significant aspects:
  * CPI has historically been at the forefront in developing and implementing new consumer marketing programs that enhance products and services through the application of advanced technology.
  * Whereas most retailers focus on the display and resale of products, CPI's businesses focus more on providing high value-added services. These services employ state-of-the-art technology and yield gross margins above industry norms. This has required a significant investment in production equipment, much of which was developed internally on a proprietary basis.
  * The management of inventory is a continuing challenge for most retailers. The three typical problems in this area are onerous working capital requirements, obsolescence and shrinkage. Three of CPI's businesses have significant freedom from each of these. Inventory consists primarily of production materials related to work in progress and is relatively small compared to that of typical retailers. Therefore, it is less burdensome on working capital. Obsolescence is not a factor because CPI's services take the form of personalized products, i.e., a customer's vacation pictures or portraits of a customer's baby. Finally, shrinkage is almost non-existent because the pictures are valuable only to the purchaser.
  * CPI's two major businesses-portrait studios and one-hour photofinishing-are probably less negatively affected by general economic downturns than are many retailers. This is because much of the Company's activity is driven by time-specific personal events, such as birthdays, graduations, vacations or holidays. Customers do not casually defer purchases for such occasions.

  The Company, however, has an open mind to investment in more traditional retail businesses if they offer high profit potential and can employ complementary management abilities. In May 1993, CPI made such an investment with the acquisition of the Prints Plus chain of wall decor stores that offer prints, posters and custom framing. While inventory is more of a factor, the business still offers high value-added margin potential.
  CPI will continue to pursue new avenues of growth in high-margin consumer businesses which are:
  *  responsive to promotional marketing;
  *  expandable on a broad geographic scale;
  *  operated as small retail units;
  *  controllable with system-wide monitoring; and
  *  focused on high value-added services.

By adding its operating experience and financial strength to new retailing opportunities, the Company can continue to build on its solid base while ensuring long-term growth.

Chart below: Since 1984, the compound annual sales growth rate has averaged 12.2% through 1994.


SALES IN MILLIONS OF DOLLARS


                              Dollars
1984                          $ 169
1985                          $ 198
1986                          $ 254
1987                          $ 283
1988                          $ 318
1989                          $ 351
1990                          $ 374
1991                          $ 415
1992                          $ 449
1993                          $ 476
1994                          $ 533



EARNINGS* AND DIVIDENDS IN MILLIONS OF DOLLARS


                         Earnings     Dividends
1984                     $ 10.3       $ --
1985                     $ 13.9       $ 0.8
1986                     $ 19.4       $ 1.4
1987                     $ 25.8       $ 2.7
1988                     $ 31.9       $ 4.1
1989                     $ 30.9       $ 6.6
1990                     $ 33.6       $ 7.7
1991                     $ 27.1       $ 8.4
1992                     $ 22.6       $ 8.2
1993                     $ 11.1       $ 8.2
1994                     $ 14.8       $ 7.9


*Excluding $2.1 million credit for 1993 accounting change



FINANCIAL HIGHLIGHTS
- --------------------

(Pictures:  on this page is a picture of a chart showing Stock
Trading Price and Volume provided by Standard and Poor's as of April 17, 1995.)

Symbol/ Market:                        CPY (NYSE)
Market Price:                          17 5/8 (4/17/95)
Price Range:                           21 7/8-13 3/4
                                       (12 months  ended 4/17/95)
Market Capitalization:                 $244.3 million (4/17/95)
Shares Outstanding:                    13,862,985 (4/17/95)
12 Months Earnings Per Share:          $1.05 (FY '94)
Dividend Rate:                         $0.56 per share
Current P/E:                           16.8 (4/17/95)


FINANCIAL RATIOS FYE

                           2/4/95     2/5/94
Income from Operations       5.1%      4.0%
Tax Rate                    37.0%     40.0%
Net Earnings                 2.8%      2.8%
Return on Assets             4.8%      5.6%
Return on Equity             8.4%      7.7%


SALES AND EARNINGS--From the initial public offering in 1982 through fiscal 1990, CPI averaged a compound annual growth in sales of 16.2% and in earnings per share from operations of 19.1%. Net earnings as a percentage of sales averaged 8.1% during this period, and the average return on equity was 30.2%. The growth was due primarily to the aggressive expansion of the Sears Portrait Studios operation and, secondarily, to the 1982 launch and subsequent development of the CPI Photo Finish division. Although sales continued to increase from 1991 through 1993, primarily due to acquisitions, earnings declined in each of the three years as a result of an increasingly competitive retail environment and, to a lesser degree, the nation's continuing economic malaise.

FISCAL 1994--CPI's net sales increased 12.1% to $533.2 million from $475.5 million, primarily due to significant growth in the Portrait Studio segment, plus the full-year contribution of the Prints Plus business. After-tax earnings from operations were $14.8 million compared to 1993 earnings of $11.1 million. Earnings per share from operations were $1.05 in 1994 versus $0.76 in 1993. Including a credit from an accounting change, 1993 net earnings and net earnings per share were $13.2 million and $0.90, respectively.

  Portrait Studios sales in 1994 increased 15.8% to $275.5 million from $237.9 million, while operating earnings grew to $39.1 million from $30.0 million. Management believes the segment more than maintained its leading position in the preschool portrait market, as total sittings increased somewhat in the face of continuing intensely competitive conditions. Operating margins as a percentage of sales grew to 14.2%, up from last year's 12.6%.
  Photofinishing sales increased by 2.1%, to $191.2 million from $187.2 million. Operating earnings declined to $4.5 million from $7.0 million, mainly due to competitive pricing pressure combined with a shift in sales mix to lower-margin products.
  Sales in the new Wall Decor segment-Prints Plus-were
$49.9 million in 1994, up from $34.6 million in the partial year of 1993. Operating earnings were $5.5 million versus $5.0 in 1993, which, due to the May 30, 1993 acquisition date, did not include results from the early, seasonally slow period of the year.
  Other Products and Services sales were $16.6 million versus
$15.8 million in 1993. The segment's operating loss was reduced by $300,000 as improving performance in the newer markets more than offset lower profits in the California locations.

FINANCIAL STRENGTH--Cash flows from operations have historically been strong, even in the recent down period, and have enabled CPI to protect shareholder value through expansion and acquisitions, and to return excess cash in the form of dividends and repurchase of shares. Cash disbursements in 1994 included $77.1 million in capital expenditures, $7.9 million in dividends and $16.0 million in stock repurchases.

STOCKHOLDERS' EQUITY--From $22.8 million at the end of fiscal 1982, shareholders' equity reached $166.0 million in 1994, primarily through retained earnings. Cash returned to shareholders consisted of cumulative dividends of $56.0 million since the initiation of a regular quarterly payment in December 1985 and $74.5 million used to purchase Company stock since the stock repurchase plan was authorized in September 1988.

Chart: At the end of fiscal 1994, the Company's equity totaled $166.0 million. Through the repurchase of 3.3 million shares beginning in 1988, shareholders' proportionate ownership has increased by 24.1%. Cash flows have historically remained strong, even in periods of declining earnings.


EQUITY AND CASH FLOW FROM OPERATIONS IN MILLIONS OF DOLLARS


                    Cash Flow           Equity
1984                $ 18                $  45
1985                $ 33                $  61
1986                $ 33                $  94
1987                $ 47                $ 117
1988                $ 50                $ 137
1989                $ 56                $ 133
1990                $ 53                $ 152
1991                $ 54                $ 160
1992                $ 38                $ 172
1993                $ 40                $ 176
1994                $ 42                $ 166


TO OUR SHAREHOLDERS
- -------------------

(Pictures:  on this page is a picture of Alyn V. Essman captioned:
"Alyn V. Essman, CPI Chairman of the Board and Chief Executive
Officer.")

  Although we would be quite reluctant to make a judgment this soon, with the passage of time we may look back on 1994 as a watershed year in CPI's history. Following a three-year pitched competitive battle in which we were able to maintain market share in our core portrait photography business, while concurrently testing and developing new technology-based marketing programs, we emerged with a greater customer base, recorded a turnaround in previously declining segment sales and profits, and increased satisfaction and motivation of our retail staff through good customer service.

  In so doing, we made enormous strides toward our goal--a near revolution in the way we conduct our portrait business. In attaining that goal, we will enter a different competitive arena, moving from the price-driven, low-margin market segment to the service-driven segment which encompasses more potential customers. These customers, our research indicates, are likely to spend substantially more for portraits and related products than those attracted mainly by price, and therefore represent a greater profit opportunity.

  At the heart of this potentially dramatic transformation are two intertwined factors that have long been key to CPI's success--the application of new technology in the marketing of consumer services and the dedicated performance of our retail associates.

  As described in recent annual reports, for some time we have been conducting extensive research in digital imaging technology as it applies to our several businesses. In the past three years, a special task force has focused intensely on our portrait studio operations, exploring customer attitudes and concerns, and testing a host of marketing approaches in an effort to satisfy customer preferences identified by the research, particularly those related to quality and selection. Using what we learned from these tests, we have introduced new technology into the studio process in such a way that allows the customer and the photographer to focus on her child and on the quality of the portraits. The quality of that experience, and its importance, has been proven by the uniformly favorable response of our many customers, affirmed by the number and nature of the orders they have placed, and by a heightened sense of self-fulfillment witnessed in, and expressed by, our employees.

  Although the new technology is now operational in all of our U.S. studios, and soon will be in Canada, we must take further steps before we complete the repositioning and realize the full benefits of our new marketing program. The most important step involves a significant improvement in the studio environment by upgrading the physical facilities. With Sears' participation, we remodeled 160 locations in 1994, greatly increasing their size, improving their functionality and enhancing their aesthetics. Our upgrade of the remaining studios will be coordinated with Sears' schedule for remodeling its stores, which spans the next four years. The new environment, in conjunction with the cumulative experience and continued training of our studio personnel in working with the new technology, will allow us to optimize the customers' experience during the crush of activity in the coming Christmas season.

  Our Photofinishing segment has also experienced increasingly strong competitive pressure in the past few years, as various types of mass merchandisers have added one-hour photo processing services, promoted at very low prices. Using the portrait studio repositioning process as a strategic model, we are now concentrating on ways to differentiate our photofinishing service from that of these competitors. In mid-1994, we formed a new task force, called the Strategic Imaging Group, with the objective of developing programs that provide consumers new personalized options in processing their film through the application of emerging digital imaging technology. The task force is conducting tests involving a variety of new technology-based marketing programs, and although it is too early to form any precise conclusions, we are hopeful that we can introduce program improvements in 1996.

  The electronic publishing industry is, by definition, based on digital imaging technology. Although our copy service stores have all along offered some services using this technology, we are examining ways to increase the scope of its applications to new consumer and business services. To this end, in our Atlanta market we have outfitted one store with additional state-of-the-art equipment to offer such services, using lessons learned in our Chicago pilot test location. Based on positive results from this line extension, we are expanding selected elements of the program to a location in each of our copy service markets.

  In addition to these technology-based projects, we are committed to the continuing aggressive rollout of our profitable Prints Plus division. Based on the results we have seen thus far, plus the gains in return that economies of scale should provide, an increase of our investment in this business of up to twenty percent annually will be warranted. We believe that Prints Plus has the potential to become our third major operating segment.

  Implementing these projects in our two major divisions will, of course, require capital investments totaling many million dollars. We have already committed to the basic portrait studio development, and have recently increased its capital budget somewhat to provide for further enhancements. If a thorough analysis of the photofinishing project indicates that we would receive a good return on that investment, we are also prepared to move forward there. Our balance sheet, combined with our ongoing cash flow, affords us the financial strength to undertake these actions.

  In the past we have invested resources in our business that, while not of the same absolute magnitude, were proportionate to our equity base at the time. Those investments have delivered more than satisfactory returns in most instances. We are confident that, following the same principles that supported those decisions, we can continue to contribute to the long-term profitability of CPI and to the lasting benefit of CPI shareholders.

April 17, 1995

/s/ Alyn V. Essman

Alyn V. Essman

Chart: In 1994, CPI made significant capital investments in new technology, store remodeling and new store openings; repurchased $16 million of common stock; and paid dividends total $7.9 million. These activities were funded through cash flow and conversion of short-term investments, plus beginning cash.


1994 CASH SOURCES AND USES IN MILLIONS OF DOLLARS-CASH SOURCES

                         1994
Beginning cash           $ 36.1
Cash flows               $ 42.5
Borrowings               $  6.5
Other                    $  0.4
Short-term investments   $ 34.3



1994 CASH SOURCES AND USES IN MILLIONS OF DOLLARS-USES OF CASH

                              1994
Capital expenditures          $ 77.1
Stock repurchase              $ 16.0
Dividends                     $  7.9
Other                         $  0.4
Short-term investments        $  9.2
FYE '94 cash                  $  9.2


SEARS PORTRAIT STUDIOS
- ----------------------

(Pictures: on this page is a picture of a young child with the caption "CPI's major business is professional portrait photography of babies, children, adults and family groups in 1,013 permanent studios, which CPI operates in the U.S., Puerto Rico and Canada as Sears' exclusive portrait photography concessionaire.")

THE PRE-SCHOOL PORTRAIT MARKET
The Company believes it is the largest participant in the over $1 billion portrait market of children under six years old. Although earlier U.S. Census Bureau population projections predicted declining preschool population through the year 2000, for the past five years the birth rate has been above four million annually, supporting what should be a strong market over the next several years. It is worth noting that the greatest percentage increase is in a segment of the market CPI believes to be the most active purchasers of portraits. Moreover, the population of grandparents, the most common recipients of photos, is growing as Americans live longer. The Company gains access to the preschool market through the children's mothers, who usually make the decision to purchase portraits. The typical customer is a mother under 35 years old, with one or two preschool children, and is a member of a middle-income family. Research indicates that she values photographers who are friendly and work well with children, taking the time to make sure each photograph satisfies her needs.

CPI-SEARS RELATIONSHIP
CPI is Sears' exclusive portrait service and its leading concessionaire, with the over 30-year relationship benefiting both companies. Throughout this long period, CPI and Sears have worked together in creating the mass portrait market, progressing from traveling photographers to permanent studios, developing pre-printed full-color portrait packages, and introducing services based on state-of-the-art technology such as the new Portrait Preview System(servicemark). As evidence of its ongoing contributions and importance to Sears, CPI was again in 1994 awarded the prestigious "Partners in Progress" award, the tenth such recognition in the past twelve years. Even more noteworthy, Sears also honored CPI with the first "Chairman's Award" ever to be awarded to a Sears Licensed Business, reflecting the significance of the new ground-breaking, technology-based marketing program.

The trust and integrity that the Sears name confers is a powerful asset in CPI's dealings with customers. Also, using Sears' daily cash management and accounting systems offers CPI valuable control mechanisms. Through its relationship with CPI, Sears enjoys substantial license fees and significant additional advertising exposure of the Sears name, with only minimal investment of its own capital and management resources. Sears provides floor space and basic services, while CPI recruits, trains and manages its own personnel, develops and executes its own advertising and marketing plans, and makes its own investment in improvements, including all studio furniture, equipment and fixtures. In 1994, CPI spent $40.8 million, representing 14.8% of sales, in advertising the Sears name in connection with the portrait studios, primarily directed to women with young children, a highly valued customer base for Sears. CPI's marketing staff places much of its advertising under the same low media rates that Sears pays.

(Pictures: on this page is a picture of the recently awarded "Chairman's Award" with the following caption: "CPI was recently honored by Sears with the first "Chairman's Award" ever to be awarded to a Sears Licensed Business. The award, designated the "1994 Product Development Source of the Year," recognized CPI's accomplishment in developing and implementing the revolutionary "Portrait Preview System," in which highly trained, very involved associates employ state-of-the-art digital imaging technology to provide clearly superior products and consumer services. Customer response has been very enthusiastic, resulting in significant sales increases in a year in which overall industry performance appears to be relatively flat. In addition, there are also two other pictures showing a customer with her child and pictures and a customer, her child, an employee and the "Portrait Preview System.")

RECENT DEVELOPMENTS
With CPI's Sears program as a model, competition in the U.S. preschool photography market began increasing dramatically in 1990. Concessionaires to other large chain retailers began converting their traveling photography operations to permanent studios, while also installing studios in new stores being opened by the retailers. The expansion continued unabated through 1994, as the number of permanent, directly competing studios increased from just over 600 to about 2,500 over the five-year period. During the same time span, the number of Sears studios in the U.S. increased only from 840 to 894, including studios added in malls without a Sears store.

The competitive expansion has been supported by increasingly aggressive promotions offering more and more portraits at very low prices, with the large advertised packages decreasing the probability that a customer would purchase additional portraits, thereby significantly capping the profit potential from additional sales. In the face of such competition, CPI chose to respond with aggressive promotional campaigns to maintain its leading position in the preschool market. Concurrently, the Company began testing and developing new technology-based marketing programs and new products with the objective of attaining a significant, lasting competitive advantage. It should be noted that from the very beginning of this initiative, the architecture of the computer system was designed to allow for expansion far into the future.

In mid-1992, CPI formed a full-time Studio Strategic Development
(SSD) Task Force and charged it with developing new strategies to allow the Sears Portrait Studios to better respond to customers' desires. Extensive consumer research revealed that while some portrait photography customers selected a studio solely on the basis of a large number of portraits at a low price, there were more customers who based their decision on factors such as portrait quality, freedom of choice, prompt delivery, and a pleasant studio environment. This larger group also indicated that they would likely spend more on portraits than the price-oriented shoppers. The SSD group, drawing on CPI's five-year experience in digital imaging, embarked on an extensive series of marketing tests, creating new tools and processes to provide customers with a more rewarding, friendlier studio experience and developing new products to heighten customer interest.

Based on positive results of these tests, conducted throughout 1993, the Company committed to the installation of new digital imaging technology in all studios as the first phase in a five-year upgrade program. The rollout in the U.S. studios, which was begun in March 1994 and completed by the end of October, was supported by the most comprehensive employee training program in CPI's history.

Charts: In the five years from the end of 1989 through 1994, the number of Sears Portrait Studios in the U.S. increased by less than 7%, while the number of competitive permanent locations more than quadrupled, primarily due to the conversion of traveling photography operations to permanent studios.


COMPARATIVE GROWTH OF PERMANENT STUDIO LOCATIONS FROM 1989 TO 1994


                         K-Mart    JCPenney  Wal-Mart  Sears
1989                       344     270         4       840
1990                       461     350        10       867
1991                       669     470        26       877
1992                     1,040     500       190       885
1993                     1,262     517       440       872
1994                     1,375     541       581       894


1994 OPERATING RESULTS
With the introduction of the new marketing programs, which were enthusiastically received by customers and studio personnel alike, portrait sittings were at an all-time record level, and sales increased 15.8% to $275.5 million from the prior year's $237.9 million. Operating income was up 30.4%, totaling $39.1 million versus $30.0 million, reversing a three-year decline, while operating margin grew from 12.6% to 14.2%, the first year-to-year increase since 1988.

OUTLOOK
The new digital imaging technology provides ultimate flexibility that enables the photographer to actively involve the customer in selecting her favorite expressions and poses of her child. In this process, the photographer is a creative partner working in the interest of the customer. After the sitting, the customer can make an immediate selection from the video screen or take home a set of full-color proofs of the selected poses and order later. This allows her to exercise her own opinion and choices, to clearly understand her options in a comfortable environment and to share her experiences with her friends and family. In 1994, the vast majority of CPI's customers in the upgraded studios placed an order at the time of the sitting.

To further enhance the total portrait experience, the Company is significantly improving the functionality and ambiance of the studios, increasing their size and installing new custom fixtures and furniture. The decor features rich, vibrant colors, bold graphics and dramatic lighting. A selection of fresh posing backgrounds, new camera room lighting and new child-themed props have also been added. Recognizing the importance of this endeavor, Sears and CPI entered into a new 5-year licensing agreement and are working together to coordinate the studio remodeling with Sears' previously announced $4 billion capital expenditure program in which the retailer is upgrading and remerchandising its stores.

In 1994, 160 studios were remodeled and nearly that many are scheduled for 1995. The upgraded design will also be incorporated in new studios located in fifteen to twenty new stores that Sears will open or acquire in 1995, and about ten new studios in malls that do not have a Sears store. Capacity will be further expanded by the installation of additional camera rooms in existing studios to meet increasing customer demand. The remaining 500-plus U.S. locations will be completed in conjunction with the Sears store-remodeling schedule. Installation of the new technology in the Canadian studios will be accomplished by May 1995. By the end of the decade, CPI's investment, including new technology, training, studio remodeling, added enhancements and new locations, will total over $125 million. The project is being funded from the August 1993 private note placement, continuing cash flow from operations, and short-term bank financing.

The Company anticipates further increases in portrait studio contributions with the rollout of a new marketing approach, called Custom Portraits by Sears, which was tested in three major markets in 1994. The tests focused on the value-added market segment, and resulted in increased sales. Under the new program, the customer-- free of any sales pressure--can select virtually any combination of poses, sizes and backgrounds, and only the ordered portraits are produced and delivered. Previously, additional portraits were produced in the hope that the customer would purchase more than just the advertised offer. Eliminating speculative production is delivering significant savings in manufacturing costs.

(Pictures:  on this page are three pictures showing a remodeled
Sears Portrait Studio.)

Customer and employee response to the repositioning program has been extremely positive, mainly due to the friendlier, low-stress transaction. Full implementation of Custom Portraits by Sears, including further intensive training of all supervisory and studio personnel, is scheduled to be completed by June 1995. Then, with the new program firmly in place, the studio division will be well-prepared to serve the surge of customers during the all-important 1995 holiday season. Management believes that the positive studio experience could also lead to an increase in repeat and referral customers, possibly permitting a reduction in advertising expenses, further contributing to improved earnings.

In January 1995, in order to better facilitate the operating transition, the eastern and western divisions of Sears Portrait Studios were consolidated into a single operating unit capable of responding to the industry's highly competitive environment in a more sharply focused, timely manner. The restructuring will also result in increased operating efficiencies compared to the previous dual-divisional structure.

Although competition in the industry may very well continue at an intense level in the foreseeable future, CPI management believes that the Company's repositioned marketing activities, supported by its financial strength, technological capability and emphasis on enhanced customer service, will enable it to continue to build on the studio segment's recent achievements and significantly increase its contribution to overall profits.

Charts: The Sears Portrait Studios have recorded a long history of growth in total revenues as a result of added locations combined with increases in average sales per location. Following a period of declining results, due primarily to an increasingly competitive environment, sales and operating margin improved somewhat in 1994 with the introduction of new marketing programs.


REVENUE GROWTH IN MILLIONS OF DOLLARS


                    Dollars
1984                $ 127
1985                $ 142
1986                $ 178
1987                $ 195
1988                $ 219
1989                $ 235
1990                $ 253
1991                $ 251
1992                $ 256
1993                $ 238
1994                $ 275



OPERATING EARNINGS AS A PERCENT OF SALES


                    Percent
1984                24.0%
1985                26.7%
1986                27.0%
1987                27.7%
1988                28.2%
1989                26.7%
1990                25.1%
1991                23.1%
1992                18.9%
1993                12.6%
1994                14.2%


PHOTO FINISHING
- ---------------

(Pictures: on this page is a picture showing the various products available at the Company's Photo Finishing stores: film, cameras, enlargements, photo albums, frames, double picture prints or reprints, personalized photo calendars and mugs.)

CPI, the nation's largest owner/operator of photofinishing minilabs, entered the business in 1982 and, through a combination of new store openings and acquisitions, has expanded the operation to its present size and sales volume. The most significant acquisition, that of Fox Photo, Inc. in 1991, added over 300 locations and almost doubled the size of the business. With subsequent openings and acquisitions, including 25 Proex locations in 1992 and 21 Fotomat labs in 1993, the segment's 1994 year-end total stood at 660 locations.

THE MINILAB MARKET
In 1993, the most recent full year reported by the Photo Marketing Association (PMA), total retail amateur photofinishing sales were $5.5 billion, the same as in 1992. Stand-alone minilabs held a 25% share, down slightly from the prior year's 26%, with revenues of $1.4 billion. Total industry rolls processed increased by 2%, while the stand-alone minilab segment's share declined to 15% from 16%. Although 1994 totals are not yet available, PMA surveys indicate that total industry roll processing continued to increase, with preliminary results showing a gain of 3% for the first nine months of the year.

In the past few years, the one-hour retail photofinishing industry has become increasingly competitive as mass merchandisers, supermarkets and drug store chains have added one-hour photofinishing service. In 1992, each of these three segments recorded slight gains in market share, although in 1993 only mass merchandisers showed an increase. Wal-Mart and Eckerd Drug have been especially active in expanding one-hour service, and Qualex (Eastman Kodak's subsidiary), the dominant wholesale lab operator, had by year-end 1994 placed over 1,400 one-hour microlabs in supermarkets and mass merchant outlets throughout the nation.

As a partial consequence of this expansion, the industry has undergone a consolidation process over the past several years. In just the two-year 1992-93 period, specialty retailers--primarily stand-alone minilab operators--closed about 1,500 locations, while mass merchandise retailers opened a like number over the same period. In the face of this increased competition, CPI's minilab business has maintained sales levels, but suffered margin declines.

1994 OPERATING RESULTS
Over the past year, the division continued to maintain its market share at the expense of profits. Revenues in 1994 increased to $191.2 million from $187.2 million in 1993, as more significant growth was restricted by the increasingly competitive environment in the industry. Operating earnings declined to $4.5 million from $7.0 million, primarily because of the expense of two major marketing tests, plus a slight shift in the sales mix from photofinishing services into lower margin products, such as film, cameras and accessories. As the division absorbed non-cash expenses totaling $17.6 million in 1994, cash flow remained strong in spite of the lower earnings.

(Pictures:  on this page is a picture showing a sample of Photo
Finishing advertising of the new "Smart Color" technology.)

OUTLOOK
CPI is devoting significant marketing activities to increasing revenues and gaining roll-processing market share from other competing types of photofinishers. Beginning in 1993, tests were conducted on a variety of new programs, each presenting a pricing and operating strategy believed to be appropriate to the competitive environment in a particular market. Based on trends indicated by those still-ongoing tests, the programs were expanded in 1994 to include additional markets. If test results prove to be positive over the long term, the programs could be rolled out to include most, if not all, high-competition markets.

Mid-year in 1994, a new task force called the Strategic Imaging Group (SIG) was formed and charged with the objective--similar to that previously given the portrait studio SSD group--of developing applications of digital imaging technology to provide consumers with new options in film processing. In particular, the task force is looking to develop personalized services with strong customer appeal, but which mass merchants, for various reasons, cannot offer or choose not to offer. With the development of these programs, it is hoped that the business can be repositioned relative to competition in order to regain margin leadership.

Concurrent with these exploratory efforts, the division is investing in new technology to enhance presently offered services. New digital scanners, which improve product quality and customer service, will be installed in about 400 of the division's locations in 1995. The application of this new technology, which is totally supportive of the programs being developed by the SIG task force, is called "Smart Color."

In 1994, as in recent years, 34 minilabs were closed when, as their leases came up for renewal, their long-term profit outlook was judged to be marginal. During the same 1994 period, 17 new labs were opened. Equipment from the closed locations was relocated to the new minilabs. Plans call for opening approximately 10 new minilabs in 1995, all in existing markets to take advantage of economies of scale in advertising and field management.

In weighing these various considerations, management is looking beyond the present competitive marketplace largely characterized by commodity pricing, and giving careful consideration to the rich potential that could lead to the development of unique, innovative product and service offerings.

Chart: Since 1983, revenues have grown from less than $6.0
million to $191.2 million in 1994


CPI PHOTOFINISHING REVENUE GROWTH IN MILLIONS OF DOLLARS


                    Dollars
1984                $  28
1985                $  41
1986                $  51
1987                $  61
1988                $  69
1989                $  76
1990                $  82
1991                $ 121
1992                $ 169
1993                $ 187
1994                $ 191


WALL DECOR
- ----------

(Pictures: on this page is a picture of a Prints Plus retail store.)

CPI's 1993 acquisition of Prints Plus represents a major opportunity for the development of a third strong operating segment. Prints Plus is the leading non-franchise posters, prints and framing retailer in the U.S., operating 120 locations in prime regional shopping malls throughout the country. It is a well-run company with a strong, experienced management team whose operational criteria and practices parallel those of CPI. As such, the new business represents a good strategic fit with CPI's existing capabilities and provides an opportunity for advantageous investment of the Company's resources.


In 1994, the first full year following acquisition, Prints Plus recorded sales of $49.9 million and produced operating earnings totaling $5.5 million. Due to the seasonal nature of the wall decor industry, a majority of the sales and profits are generated in the fourth quarter surrounding the holiday season. Accordingly, it should be pointed out that when making comparisons, the chain's 1994 improvement in earnings was actually greater than appeared, since the 1993 earnings of $5.0 million did not include the early, seasonally slow period. It is gratifying that the new business turned in improving results almost immediately.

Each store displays an unparalleled selection of posters and prints that reflects current decorating trends. While Prints Plus offers products for all age groups, artistic taste among age groups and geographic regions are different. Consequently, the merchandise mix of each location is tailored to a customer profile for the area that reflects trends, artistic tastes and buying characteristics within each age group.

Marketing efforts thus far have centered on in-store programs strongly supported by visual displays. Plans for 1995 include the addition of direct mail test programs in selected markets, with the objective of increased customer traffic. Implementation of these new programs will be facilitated by the upgraded point-of-sale system.

In providing framing service, Prints Plus offers a significant advantage over most competitors. Prints Plus provides "while-you-wait" custom framing for everyday value pricing that few competitors can match. Based on recent consumer research, the selection of frame styles and finishes is also being expanded.

With a strong, experienced Prints Plus management team in place, CPI, in its first full year of operating its newest business, immediately expanded the operation by adding a net of 18 new locations in 1994. Like the original stores, the additions are in prime locations within regional malls, access to which is aided by the Company's ongoing contacts with mall developers through its CPI Photo Finish and Sears Portrait Studio divisions. Based on the positive results Prints Plus has delivered to date, plus increasing returns expected as a result of economies of scale, management plans to increase investment in the business through the continuing addition of new locations, funding the expansion with ongoing cash flow.

ELECTRONIC PUBLISHING
- ---------------------

(Pictures: on this page is a picture of two business people holding a color banner produced by a large-format color printer at one of the Company's electronic publishing stores.)

CPI entered the electronic publishing industry in the second quarter of 1988 with the acquisition of a group of copy stores in California. In the past five to ten years, the electronic publishing business has evolved, through new technology, from simple black-and-white photocopying into a wide range of services, including digital color copying, binding and desktop publishing. New locations have been added in California, and the division has been expanded under CPI's proprietary Copy USA(trademark) identity in Atlanta, Dallas and St. Louis.

1994 OPERATING RESULTS
Revenues in 1994 were $16.6 million, an increase of 5.0% over 1993, as double-digit growth in the division's Copy USA stores offset further decline in certain of the acquired CopyMat(trademark) California locations, which continued to feel the effects of the state's economic problems. Overall sales per store benefited by the closure of four marginal locations. The division's operating loss was reduced 8.3% due to increased operating efficiencies and improving performance in the newer markets that more than offset lower profits in the California stores.

OUTLOOK
Although the division, operating under a new management team, may not reach profitability this year, losses should continue to decline. Sales growth is anticipated in all markets, including California, as a number of new programs tested in 1994 are implemented. These include a highly focused direct mail program, the addition of an outside sales force, an emphasis on color through selected premium-quality jobs using a new generation of color copiers and large-format color printers, and the addition of special services developed in the Image Explosion(trademark) pilot test in Chicago.

PROBING THE FUTURE OF DIGITAL IMAGING
In order to maintain a leadership position in all of its businesses, CPI is investing in research and development in the exploration of digital imaging technology. The Company is exploring new consumer and business services that employ this technology to scan, modify and print diverse graphic elements in the creation of new composite graphics products. Two retail locations, called Image Explosion(trademark), are operating in Chicago and Atlanta as pilot tests in which staff designers assist customers in creative projects. Three distinct markets are being addressed:

Businesses...
by providing full creative service in the design and production of high quality full-color brochures, slide presentations, posters and other products that were previously too expensive or time consuming using conventional production methods. This concept is especially applicable to limited-quantity projects.

Graphics Professionals...
by providing technical and design assistance using state-of-the-art workstations and output devices.

Consumers...
by scanning, modifying and combining photos, slides, drawings and text to create personalized products, such as posters and greeting cards, at affordable prices.

In addition to these services, which are likely to be primarily appropriate to CPI's copy stores, other Image Explosion activities will contribute to the conceptual development of new products and services that can be better delivered to customers through the Company's portrait studio or photofinishing operations. Given the merging of technologies, it may also be that some services could be common to all of these businesses through the overlap of customer bases. In any event, CPI, with its understanding of ongoing advances in imaging technology and its network of 1,800-plus stores that are known for imaging services, will be at the forefront in meeting consumer demand.

FINANCIAL BACKGROUND AND TRENDS
- -------------------------------

In the planning, execution and evaluation of its long-term strategies to maximize shareholder value, CPI management focuses on:
  *  maximizing cash flow generated internally;
  * reinvestment of a portion of excess cash into new and existing businesses at a rate of return which exceeds the Company's cost of capital.
  * returning a portion of cash to shareholders through stock repurchases and dividends.
  * raising additional capital only when it can meet or exceed shareholder return expectations.

The following comments should be used in conjunction with the table below and the summary on page 16. (Page reference is for published paper copy of the Annual Report. This summary shows 11 years of financial history and is found at the end of the "Financial Background and Trends" section and before the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.)

THE TRANSITION FROM PAST PERFORMANCE TO THE FUTURE

During the past decade, there have been numerous changes in the overall business environment, as well as in CPI's capital structure and business strategies. CPI's 10-year performance was characterized by double-digit growth rates in sales, total assets and total equity. That time period reflected the analysis of new business opportunities; the investment of cash flow to fund expansion; management's resolve to offset competition; and a program to protect and strengthen its market franchise. During that period, profit margins on continuing operations averaged 7.2%, return on assets averaged 15.1% and return on equity averaged 23.4%.


GROWTH RATE


                 1984-1993      1984-90   1991-93   1994
Sales              13.7%         16.1%      8.3%    12.1%
Total assets       17.8%         20.5%     11.8%    -1.7%
Total equity       17.7%         23.7%      5.0%    -5.4%



AVERAGE NET RETURNS


                    1984-1993      1984-90   1991-93*  1994
Sales                  7.2%          8.2%       4.6%   2.8%
Total assets          15.1%         17.8%       8.9%   4.8%
Total equity          23.4%         27.9%      12.8%   8.4%


* Excluding $2.1 million credit for 1993 accounting change




5-YEAR REVENUE GROWTH IN MILLIONS OF DOLLARS


                        Portrait    Photo-    Wall
                        Studios   finishing   Decor   Other
1990                    $ 279.1   $  81.6   $ --      $ 13.2
1991                    $ 279.0   $ 121.4   $ --      $ 14.1
1992                    $ 264.4   $ 169.2   $ --      $ 15.8
1993                    $ 237.9   $ 187.2   $ 34.6    $ 15.8
1994                    $ 275.5   $ 191.2   $ 49.9    $ 16.6


Caption on the above chart:
- -1994 marked a reversal in Portrait Studio revenue decline with annual gain of 15.8%.
- -New Wall Decor segment accounted for most of the balance of 1994 growth.
- -Upward trend in overall revenues expected to continue in 1995.


EARNINGS* AND DIVIDENDS PER SHARE

                        Earnings
                        Per Share  Dividends
1990                    $ 2.19    $ 0.50
1991                    $ 1.80    $ 0.56
1992                    $ 1.54    $ 0.56
1993                    $ 0.76*   $ 0.56
1994                    $ 1.05    $ 0.56

*Excluding $2.1 million credit for 1993 accounting change


Caption on the above chart:
- -Earnings per share increased 38.2% to $1.05 in 1994, reversing a three-year decline.
- -CPI maintained a constant dividend of $0.56 since 1991.
- -With improving profitability, long-term dividend payout ratio should return to less than 40% of earnings.


RETURN ON EQUITY*

                       Return on
                        Equity*
1990                    $ 25.3%
1991                    $ 17.9%
1992                    $ 14.1%
1993                    $  6.5%*
1994                    $  8.4%

*Excluding $2.1 million credit for 1993 accounting change


Caption on the above chart:
- -Return on equity turned up in 1994 to approximately 8.4%.
- -Management believes that ROE will return to double-digit level as a result of new marketing programs and reinvestment of cash flows in expanding operations.

1984-1990--HIGH GROWTH, HIGH PROFIT

The period between 1984 and 1990 was one of rapid and profitable growth, driven by aggressive expansion of Sears Portrait Studios and the rapid development of the Photofinishing segment. During this seven-year period, sales grew at a compound rate of 16.1% and net margins increased to an average of 8.2%. CPI's average returns on assets and equity, of 17.8% and 27.9% respectively, were well above the 10-year averages. Earnings per share also increased at a compound annual rate of 18% to $2.19 from $0.69.

1991-1993--EXPLOSIVE GROWTH IN PORTRAIT STUDIO COMPETITION

The years 1991 through 1993 marked the advent of explosive growth in portrait studio competition. Facing new competitive pressures in its core business, the Company continued to fund development projects, make acquisitions, expand the Photofinishing segment and repurchase stock. Declining profit margins in Portrait Studios were mainly responsible for lower average growth rates and returns. For the three-year period, sales compounded at an 8.3% rate, largely due to acquisitions. Growth of total assets averaged 11.8% and equity grew at a more modest rate of 5.0%. Equity growth would have averaged 7.8% if the Company had not purchased 623,000 shares of stock. Net profit margins averaged 4.6% (excluding $2.1 million credit for 1993 accounting change) of sales. The adverse business environment resulted in a decline in net earnings to $0.76 per share in 1993 from $2.19 per share in 1990.

During this same period, cumulative operating cash flow was $131.9 million. Combined with $60.0 million from a private placement of notes, the Company financed $108.9 million in acquisitions, $65.9 million in capital expenditures, $24.8 million in cash dividends, and $14.7 million in stock repurchases, leaving $66.4 million in cash, cash equivalents and short-term investments and a modest debt ratio of 34.1%.

1994--THE EARLY STAGES OF A REBOUND

Although still faced with competitive challenges in its two main businesses, CPI produced the first annual earnings gain in four years, driven mainly by improved sales and profitability in portrait studios. The associated charts on these two pages illustrate the Company's transition over the past several years, with increasing resources being focused on expansion of the new portrait studio photography system and further development of the Prints Plus retail concept, both of which can be expected to contribute to increasing profit margins in the years ahead. The Company remains committed to improving profitability in Photofinishing.


IDENTIFIABLE ASSETS IN MILLIONS OF DOLLARS


          Portrait    Photo-    Wall
          Studios   finishing   Decor   Other    Cash*    Corp.
1990      $  53.0   $  46.2   $ --      $ 13.5   $ 88.3   $ 17.7
1991      $  54.0   $ 115.1   $ --      $ 13.8   $ 31.2   $ 24.7
1992      $  49.4   $ 133.2   $ --      $ 12.6   $ 21.0   $ 21.7
1993      $  62.7   $ 125.0   $ 20.2    $ 11.3   $ 66.4   $ 20.2
1994      $ 110.9   $ 118.6   $ 27.1    $ 11.1   $ 14.3   $ 18.4


 * Cash, cash equivalents and short-term investments



Caption on the above chart:
- -Growth in Portrait Studios continued in 1994, with further expansion ahead.
- -Prints Plus (Wall Decor) will continue to receive additional resources.


CAPITAL EXPENDITURES IN MILLIONS OF DOLLARS


          Portrait    Photo-    Wall
          Studios   finishing   Decor   Other    Corp.
1990      $  7.1    $  5.5    $  --     $ 3.0    $ 4.6
1991      $  8.9    $ 23.9    $  --     $ 2.5    $ 5.3
1992      $  2.4    $ 18.7    $  --     $ 1.6    $ 4.6
1993      $ 19.0    $ 10.1    $ 14.1    $ 1.6    $ 0.6
1994      $ 57.3    $ 10.3    $  8.0    $ 2.4    $ 0.9


Caption on the above chart:
- -Although Portrait Studios and Prints Plus (Wall Decor) now command the majority of capital expenditures, Photofinishing will also increase with addition of new technology.


WEIGHTED AVERAGE SHARES OUTSTANDING IN MILLIONS

                       Shares
                     Outstanding
1990                  $ 15.4
1991                  $ 15.1
1992                  $ 14.7
1993                  $ 14.7
1994                  $ 14.1


Caption on the above chart:

- -To date, 3.3 million shares have been repurchased since 1988, leaving 1.2 million shares available under the current authorized program.
- -Management will continue to repurchase shares as appropriate to return excess cash to shareholders.


Selected Financial Data From 1994-1992
                                       1994     1993     1992
Per Share:
  Sales                               $ 37.81  $ 32.42  $ 30.62
  Assets                                21.93    20.92    16.25
  Equity                                12.12    12.01    11.75
  Earnings                               1.05     0.90     1.54
  Dividends                              0.56     0.56     0.56
  Prices: high                          21.88    20.75    26.38
          low                           13.88    13.88    15.00
  P/E range: high                       20.83    23.06    17.13
             low                        13.21    15.42     9.74
  Dividend yield                         3.13%    3.23%    2.71%
Income Data (million $):
  Net sales                           $533.2   $475.5   $449.4
  Income from operations                27.4     18.8     34.8
  Net interest & other income(expense)  (3.9)    (0.3)     1.7
  Pre-tax earnings                      23.5     18.5     36.5
  Income taxes                           8.7      7.4     13.9
  Earnings before accounting change     14.8     11.1     22.6
  Accounting change                       -       2.1       -
  Net earnings from
    continuing operations             $ 14.8   $ 13.2   $ 22.6
  Avg. shares outstanding
    (in million shares)                 14.1     14.7     14.7
Balance Sheet (million $):
  Current assets                      $ 82.0   $127.8   $ 73.2
  Cash and equivalents                   9.2     36.1     21.0
  Net fixed assets                     159.1    114.3     97.6
  Total assets                        $300.5   $305.8   $237.8
  Employed assets                      291.3    269.7    216.8
  Current liabilities                   69.8     65.2     56.8
  Long-term debt                        59.7     59.8      0.3
  Stockholders' equity                 166.0    175.5    171.9
  Employed equity                      156.8    139.4    151.0
Funds Flow Data (million $):
  From operations                     $ 42.4   $ 39.7   $ 38.1
  Used for investments                 (52.0)   (75.4)   (35.6)
  From (used for) financing            (15.3)    51.6    (10.2)
  Effect of exchange rate changes       (0.3)    (0.8)    (1.3)
  Change in cash & cash equivalents    (26.9)    15.1     (9.0)
  Capital expenditures*
    (excluding acquisitions)            77.1     30.4     13.3
  Acquisitions*                           -      14.7     23.9
Ratio Analysis:
  Net margin (1)                         2.8      2.8      5.0
  Asset turnover (2)**                   1.74x    2.00x    1.88x
  Return on assets (3)**                 4.84%    5.56%    9.46%
  Financial leverage (4)**               1.74x    1.38x    1.49x
  Return on equity (5)**                 8.42%    7.67%   14.10%
  Retention rate (6)                     0.465    0.381    0.637
  Implied growth rate (7)                3.92%    2.92%    8.98%

*    To maintain capacity
**   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock (1992-1985)/net earnings
(7)  Implied growth rate: Return on equity x retention rate


Selected Financial Data From 1991-1989
                                       1991     1990     1989
Per Share:
  Sales                               $ 27.44  $ 24.31  $ 22.33
  Assets                                16.25    14.48    12.74
  Equity                                10.90    10.04     8.63
  Earnings                               1.80     2.19     1.97
  Dividends                              0.56     0.50     0.42
  Prices: high                          34.75    32.88    33.88
          low                           21.88    24.25    21.00
  P/E range: high                       19.31    15.01    18.51
             low                        12.15    11.07    11.48
  Dividend yield                         1.98%    1.75%    1.53%
Income Data (million $):
  Net sales                           $414.5   $373.9   $350.5
  Income from operations                39.2     47.0     42.7
  Net interest & other income(expense)   4.1      6.5      5.6
  Pre-tax earnings                      43.3     53.5     48.3
  Income taxes                          16.2     19.9     17.4
  Earnings before accounting change     27.1     33.6     30.9
  Accounting change                       -        -        -
  Net earnings from
    continuing operations             $ 27.1   $ 33.6   $ 30.9
  Avg. shares outstanding
    (in million shares)                 15.1     15.4     15.7
Balance Sheet (million $):
  Current assets                      $ 83.6   $130.2   $106.4
  Cash and equivalents                  30.0     84.5     68.7
  Net fixed assets                      97.7     80.7     81.4
  Total assets                        $238.9   $218.7   $196.5
  Employed assets                      208.9    134.2    127.8
  Current liabilities                   67.0     51.4     47.8
  Long-term debt                         0.6      0.5      0.3
  Stockholders' equity                 160.3    151.7    133.1
  Employed equity                      130.3     67.3     64.4
Funds Flow Data (million $):
  From operations                     $ 54.1   $ 53.0   $ 55.9
  Used for investments                 (89.7)   (22.2)   (17.6)
  From (used for) financing            (18.7)   (15.3)   (32.1)
  Effect of exchange rate changes       (0.2)     0.3       -
  Change in cash & cash equivalents    (54.5)    15.8      6.2
  Capital expenditures*
    (excluding acquisitions)            22.3     18.1     21.1
  Acquisitions*                         70.2      1.2      0.8
Ratio Analysis:
  Net margin (1)                         6.5      9.0      8.8
  Asset turnover (2)**                   1.90x    1.90x    1.78x
  Return on assets (3)**                12.35%   17.10%   15.66%
  Financial leverage (4)**               1.44x    1.48x    1.44x
  Return on equity (5)**                17.78%   25.31%   25.55%
  Retention rate (6)                     0.689    0.773    0.771
  Implied growth rate (7)               12.25%   19.57%   17.39%

*    To maintain capacity
**   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock (1992-1985)/net earnings
(7)  Implied growth rate: Return on equity x retention rate


Selected Financial Data From 1988-1986
                                       1988     1987     1986
Per Share:
  Sales                               $ 19.02  $ 16.92  $ 15.50
  Assets                                12.03    10.14     8.45
  Equity                                 8.34     7.02     5.69
  Earnings                               1.91     1.54     1.18
  Dividends                              0.25     0.165    0.085
  Prices: high                          22.25    27.75    21.88
          low                           17.25    12.75    11.88
  P/E range: high                       12.29    19.01    19.71
             low                         9.53     8.73    10.70
  Dividend yield                         1.27%    0.81%    0.50%
Income Data (million $):
  Net sales                           $318.1   $283.2   $254.4
  Income from operations                47.0     43.0     38.3
  Net interest & other income(expense)   5.7      3.2      1.0
  Pre-tax earnings                      52.7     46.2     39.3
  Income taxes                          20.8     20.4     19.9
  Earnings before accounting change     31.9     25.8     19.4
  Accounting change                       -        -        -
  Net earnings from
    continuing operations             $ 31.9   $ 25.8   $ 19.4
  Avg. shares outstanding
    (in million shares)                 16.7     16.7     16.4
Balance Sheet (million $):
  Current assets                      $104.5   $ 90.5   $ 60.2
  Cash and equivalents                  62.5     53.1     29.5
  Net fixed assets                      78.0     68.8     68.0
  Total assets                        $197.0   $168.7   $139.3
  Employed assets                      134.5    115.6    109.7
  Current liabilities                   47.3     39.9     36.1
  Long-term debt                         0.5      0.2      0.4
  Stockholders' equity                 136.6    116.7     93.8
  Employed equity                       74.1     63.7     64.2
Funds Flow Data (million $):
  From operations                     $ 49.7   $ 47.4   $ 32.7
  Used for investments                 (30.9)   (23.3)   (30.6)
  From (used for) financing             (9.7)    (0.7)    12.7
  Effect of exchange rate changes        0.4      0.1      0.1
  Change in cash & cash equivalents      9.5     23.5     14.9
  Capital expenditures*
    (excluding acquisitions)            19.3     13.6     16.4
  Acquisitions*                         11.0      3.2     15.5
Ratio Analysis:
  Net margin (1)                        10.0      9.1      7.6
  Asset turnover (2)**                   1.89x    2.03x    2.58x
  Return on assets (3)**                18.90%   18.47%   19.61%
  Financial leverage (4)**               1.44x    1.49x    1.61x
  Return on equity (5)**                27.22%   27.52%   31.57%
  Retention rate (6)                     0.863    0.888    0.924
  Implied growth rate (7)               23.52%   24.44%   29.17%

*    To maintain capacity
**   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock (1992-1985)/net earnings
(7)  Implied growth rate: Return on equity x retention rate


Selected Financial Data From 1985-1984
                                       1985      1984
Per Share:
  Sales                               $ 12.85   $ 10.98
  Assets                                 6.47      5.33
  Equity                                 4.01      2.95
  Earnings                               0.90      0.67
  Dividends                              0.050      -
  Prices: high                          12.75     11.88
          low                            7.88      7.06
  P/E range: high                       14.17     17.73
             low                         8.76     10.54
  Dividend yield                         0.48%      -
Income Data (million $):
  Net sales                           $198.3    $168.9
  Income from operations                26.7      19.1
  Net interest & other income(expense)   0.2      (0.7)
  Pre-tax earnings                      26.9      18.4
  Income taxes                          13.0       8.1
  Earnings before accounting change     13.9      10.3
  Accounting change                       -         -
  Net earnings from
    continuing operations             $ 13.9    $ 10.3
  Avg. shares outstanding
    (in million shares)                 15.4      15.4
Balance Sheet (million $):
  Current assets                      $ 36.6    $ 21.5
  Cash and equivalents                  14.7       2.0
  Net fixed assets                      55.6      51.9
  Total assets                        $ 98.7    $ 80.5
  Employed assets                       84.1      78.5
  Current liabilities                   30.5      31.1
  Long-term debt                         0.4       0.7
  Stockholders' equity                  61.2      44.6
  Employed equity                       46.5      42.6
Funds Flow Data (million $):
  From operations                     $ 33.2    $ 17.9
  Used for investments                 (13.8)    (37.1)
  From (used for) financing             (6.6)      7.9
  Effect of exchange rate changes       (0.1)       -
  Change in cash & cash equivalents     12.7     (11.3)
  Capital expenditures*
    (excluding acquisitions)             9.8      14.9
  Acquisitions*                          3.9      23.2
Ratio Analysis:
  Net margin (1)                         7.0       6.1
  Asset turnover (2)**                   2.46x     2.84x
  Return on assets (3)**                17.22%    17.32%
  Financial leverage (4)**               1.81x     1.73x
  Return on equity (5)**                31.17%    29.96%
  Retention rate (6)                     0.945     1.00
  Implied growth rate (7)               29.46%    29.96%

*    To maintain capacity
**   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock (1992-1985)/net earnings
(7)  Implied growth rate: Return on equity x retention rate

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
- ---------------------------------------------------------------
RESULTS OF OPERATIONS
- ---------------------

The Company's four business segments are Portrait Studios, Photofinishing, Wall Decor and Other Products and Services. The Other Products and Services segment consists primarily of the electronic publishing operations. To establish a framework for discussion, financial data has been selected which summarizes the Company's operating results for fiscal years 1994, 1993 and 1992. The 1992 fiscal year ended February 6, 1993 included a 53 week period, whereas fiscal years 1994 and 1993, ended February 4, 1995 and February 5, 1994, respectively, covered 52 week periods.

                               Selected Financial Data
                                   1994 Versus 1993
                        (In thousands except per share amounts)
                        FY 1994     Amount   Percent   FY 1993
                        52 Weeks    Change   Change    52 Weeks
                       ----------  --------- -------  ----------
Net sales:
 Portrait Studios      $ 275,477   $ 37,540    15.8%  $ 237,937
 Photofinishing          191,187      3,977     2.1     187,210
 Wall Decor               49,944     15,331    44.3      34,613
 Other Products and
   Services               16,547        787     5.0      15,760
                       ----------  ---------          ----------
Total net sales        $ 533,155   $ 57,635    12.1%  $ 475,520
                       ==========  =========          ==========
Operating earnings:
  Portrait Studios     $  39,073   $  9,103    30.4%  $  29,970
  Photofinishing           4,571     (2,401)  (34.4)      6,972
  Wall Decor               5,491        510    10.2       4,981
  Other Products and
    Services              (3,519)       320     8.3      (3,839)
                       ----------  ---------          ----------
Total operating
  earnings                45,616      7,532    19.8      38,084
General corporate
  expenses                18,223       (324)   (1.8)     17,899
Severance and early
  retirement benefits       -         1,400   100.0       1,400
                       ----------  ---------          ----------
Income from operations    27,393      8,608    45.8      18,785
Net interest income
  (expense)               (4,339)    (3,550) (449.9)       (789)
Other income                 474        (50)   (9.5)        524
                       ----------  ---------          ----------
Earnings before income
  taxes and cumulative
  effect of accounting
  change                  23,528      5,008    27.0      18,520
Income tax expense         8,706      1,302    17.6       7,404
                       ----------  ---------          ----------
Earnings before
  cumulative effect of
  accounting change       14,822      3,706    33.3      11,116
 Cumulative effect of
  accounting change         -        (2,120) (100.0)      2,120
                       ----------  ---------          ----------
Net earnings           $  14,822   $  1,586    12.0%  $  13,236
                       ==========  =========          ==========
Earnings per common
  share:
 Earnings before
  cumulative effect of
  accounting change    $    1.05   $   0.29    38.2%  $    0.76
 Cumulative effect of
  accounting change         -         (0.14) (100.0)       0.14
                       ----------  ---------          ----------
 Net earnings          $    1.05   $   0.15    16.7%  $    0.90
                       ==========  =========          ==========
Weighted average number
  of common  and common
  equivalent shares
  outstanding             14,101       (565)   (3.9)%    14,666
                       ==========  =========          ==========
Dividends per share    $    0.56   $   -        -     $    0.56
                       ==========  =========          ==========


                               Selected Financial Data
                                   1993 Versus 1992
                        (In thousands except per share amounts)
                        FY 1993     Amount   Percent   FY 1992
                        52 Weeks    Change   Change    53 Weeks
                       ----------  --------- --------  ----------
Net sales:
 Portrait Studios      $ 237,937   $(26,421)  (10.0)%  $ 264,358
 Photofinishing          187,210     18,014    10.6      169,196
 Wall Decor               34,613     34,613   100.0         -
 Other Products and
   Services               15,760        (66)    0.4       15,826
                       ----------  ---------           ----------
Total net sales        $ 475,520   $ 26,140     5.8%   $ 449,380
                       ==========  =========           ==========
Operating earnings:
  Portrait Studios     $  29,970   $(18,471)   38.1%   $  48,441
  Photofinishing           6,972     (2,637)  (27.4)       9,609
  Wall Decor               4,981      4,981   100.0         -
  Other Products and
    Services              (3,839)       294     7.1       (4,133)
                       ----------  ---------           ----------
Total operating
  earnings                38,084    (15,833)  (29.4)      53,917
General corporate
  expenses                17,899      1,183     6.2       19,082
Severance and early
  retirement benefits      1,400     (1,400) (100.0)        -
                       ----------  ---------           ----------
Income from operations    18,785    (16,050)  (46.1)      34,835
Net interest income
  (expense)                 (789)    (1,803) (177.8)       1,014
Other income                 524       (150)  (22.3)         674
                       ----------  ---------           ----------
Earnings before income
  taxes and cumulative
  effect of accounting
  change                  18,520    (18,003)  (49.3)      36,523
Income tax expense         7,404     (6,504)  (46.3)      13,908
                       ----------  ---------           ----------
Earnings before
  cumulative effect of
  accounting change       11,116    (11,499)  (50.8)      22,615
 Cumulative effect of
  accounting change        2,120      2,120   100.0         -
                       ----------  ---------           ----------
Net earnings           $  13,236   $ (9,379)  (41.5)%  $  22,615
                       ==========  =========           ==========
Earnings per common
  share:
 Earnings before
  cumulative effect of
  accounting change    $    0.76   $  (0.78)  (50.6)%  $    1.54
 Cumulative effect of
  accounting change         0.14       0.14   100.0         -
                       ----------  ---------           ----------
 Net earnings          $    0.90   $  (0.64)  (41.6)%  $    1.54
                       ==========  =========           ==========
Weighted average number
  of common  and common
  equivalent shares
  outstanding             14,666        (10)   (0.1)%     14,676
                       ==========  =========           ==========
Dividends per share    $    0.56   $   -        -      $    0.56
                       ==========  =========           ==========

Two significant events that affected operating results in the last two fiscal years are described as follows:

STUDIO ENHANCEMENT PROGRAM

In March 1994, the Company announced a five-year studio enhancement program to provide customers an improved level of service at Sears Portrait Studios. This program includes the introduction of a new freeze-frame digital imaging camera system, which allows both the photographer and the customer to view images and provides for the capability of providing color proofs to customers at the time of photography; the installation of new backgrounds, lighting equipment and props; the enlargement and renovation of studios; and the implementation of a new point-of-sale system. The program is designed to enhance the quality of the experience and the photographic portraits available to customers.

The estimated cost of the studio enhancement program has been increased to $125 million, with $54.9 million spent in 1994 and $71.4 million spent to date. The new camera system installation, which is expected to cost $62.2 million, was completed in all U.S. Sears Portrait Studios by September 1994 and will be completed in the Canadian operation by June 1995. The studio enlargement and renovation program, with an expected cost of $42.3 million, is approximately 16.4% completed. The new point-of-sales system has been installed in all studios at a cost of $9.5 million and other various enhancements, with an estimated cost of $11.0 million, are approximately 46.2% completed. Portrait Studio depreciation expense has increased $5.8 million in 1994 over 1993 levels due primarily to the studio enhancement program and is expected to increase an additional $5.4 million in 1995.

PRINTS PLUS ACQUISITION

On May 30, 1993, the Company acquired Prints Plus, a wall decor chain, from Melville Corporation for approximately $14.7 million. The acquired chain, which included 103 stores located in malls throughout the United States, operates a retail business selling prints, posters and custom framing. The acquisition was recorded using the purchase method of accounting and, accordingly, the results of operations have been included in the Company's consolidated financial statements effective May 30, 1993.


RESULTS OF OPERATIONS

REVENUES

Sales increased 12.1% to $533.2 million in 1994 from $475.5 million in 1993, as each business segment recorded higher sales. Portrait Studios contributed substantially to the sales increase, reaching record levels and reversing a three-year decline. The newly acquired Wall Decor segment also contributed a major share of the sales increase, advancing 44.3% to $49.9 million in 1994, due primarily to the inclusion of an entire year's sales in current year results and to sales added from the net addition of 18 new locations during 1994. Both Photofinishing and Other Products and Services segments had modest sales improvement during 1994. The 5.8% sales increase in 1993 over 1992 sales of $449.4 million was mainly due to the sales added from the acquired Prints Plus and Proex operations. The increase was partially offset by one less week of sales in 1993 and by a decline in Portrait Studio sales attributable to lower comparable sales in the Sears Portrait Studio operation and the discontinued sales from the Wal-Mart traveling studio business and Portraits of Distinction studios. Combined sales from the Wal-Mart traveling studio business and the Portraits of Distinction studios amounted to $7.3 million in 1992, the year the Company completed its withdrawal from these businesses.

Portrait Studio sales were $275.5 million, $237.9 million and $264.4 million for fiscal years 1994, 1993 and 1992, respectively, increasing 15.8% in 1994 after declining 10.0% in 1993. The Company believes the installation of the new digital imaging camera system in all U.S. Sears Portrait Studios played a major role in increased sales in 1994. Customer response through increased sittings and higher customer sales averages helped to push sales to record levels in U.S. Sears Portrait Studios. Additionally, the sales process was accelerated in 1994 to the time of photography, since most customers now approve proofs and order portraits from the new freeze-frame video monitors during the photography session rather than at time of delivery of portraits. Portrait Studio sales declined 10.0% to $237.9 million in 1993 from $264.4 million in 1992. Factors contributing to this decline included: the withdrawal from the Wal-Mart traveling and the Portraits of Distinction businesses, which had sales of $7.3 million in 1992; 52 weeks of sales in 1993 as compared to 53 weeks in 1992; the closing of 42 portrait studios due primarily to Sears store closings in 1993 and aggressive pricing in a highly competitive marketplace, which resulted in a lower customer sales average. During the 1993 fiscal year, the Company held its market share in terms of customers photographed and opened 33 portrait studios, 29 of which are located outside of Sears stores.

Photofinishing sales rose 2.1% in 1994 to $191.2 million from $187.2 million in 1993, following a 10.6% gain from $169.2 million in 1992. Photofinishing includes the sales and operating results of CPI Photo Finish and Fox Photo, and Proex since its acquisition in December 1992. Small increases in roll volume and average sales per roll accounted for the small sales increase in the 1994 fiscal year as compared to the previous year. Inclusion of the full-year sales of the acquired Proex operation accounted for approximately half of the sales gain in 1993 as compared to 1992.

Sales of the Wall Decor segment, operating under the trade names
"Prints Plus" and "Prints and Posters," were $49.9 million in 1994 and $34.6 million in 1993. The Wall Decor segment was acquired on

May 30, 1993, and sales and operating results are included as of that date. Wall Decor sales in 1994 include the full-year results of the acquired operation. Additionally, the Company opened a net of 18 new locations during 1994 which contributed to the sales increase.

The Other Products and Services segment includes the electronic publishing business which operates under three trade names, Copy Mat, Copy USA and Image Explosion. Sales were $16.5 million, $15.8 million and $15.8 million in fiscal years 1994, 1993 and 1992, respectively. The sales increase in 1994 can be attributed to the inclusion of the Image Explosion unit in consolidated results. Before 1994, the Company was a minority owner of Imageland, the predecessor to Image Explosion, and accounted for its results under the equity method of accounting.

OPERATING INCOME

Income from operations increased 45.8% to $27.4 million in 1994, reversing a three-year decline in operating income. The turnaround in operating income is primarily due to increased Portrait Studio and Wall Decor operating earnings and the absence of the $1.4 million provision for severance and early retirement benefits recorded in 1994, partially offset by a decline in Photofinishing operating earnings. Income from operations declined 46.1% in 1993 to $18.8 million from $34.8 million in 1992 primarily due to a 38.1% reduction in Portrait Studio operating earnings.

Portrait Studio operating earnings were $39.1 million, $30.0 million and $48.4 million with operating margins of 14.2%, 12.6% and 18.3% for fiscal years 1994, 1993 and 1992, respectively. The Company believes the installation of the new freeze-frame digital imaging system played a major role in the increased operating earnings in 1994 as customer response, through increased numbers of portrait sittings and higher sales averages, has validated the earlier tests of the system. The new photography system was installed in all U.S. Sears Portrait Studios by September 1994 and is scheduled to be installed in the remaining Canadian locations by June 1995. With the new photography system, the Company is able to substantially reduce the number of portraits produced since the customers now approve proofs and order portraits at the time of photography rather than evaluating and selecting portraits from the finished products. While the Company received some benefit in 1994 for the reduction in the number of portraits produced, a further reduction is expected in 1995. Additionally, the Company has been able to sell color proof sheets to some customers, which has led to higher average sales per customer. However, as a result of the new photography system, depreciation costs increased $5.8 million and training costs increased $870,000 in 1994 over the prior year. Taken together, these factors contributed to improved operating margins in 1994 for the Portrait Studio operation reversing several years of margin declines. In an effort to maintain market share, the Company had aggressively priced products and increased content in advertised promotions, which led to a deterioration of profit margins in both fiscal year 1993 and 1992. Additionally, in fiscal year 1993, operating earnings were penalized by the extensive testing of products, services and pricing in an effort to better understand customer needs.

Photofinishing operating earnings declined 34.4% in 1994 to $4.6 million after declining 27.4% in 1993 to $7.0 million from $9.6 million in 1992. The two-year decline in operating earnings resulted primarily from the competitive pricing of photographic prints and processing services. Additionally, operating earnings in 1994 were penalized by two marketing tests, which together accounted for $1.6 million of the decline in operating earnings as compared to the prior year.

The newly acquired wall decor operation has contributed to operating earnings with $5.5 million in 1994, the first full year with the Company, and $5.0 million in 1993. Traditionally, the wall decor business is seasonally slow in the earlier quarters of the year, with a majority of sales generated during the fourth quarter surrounding the holiday season. For this reason, the 1993 earnings were disproportionately high due to the partial-year inclusion of the new wall decor operation, which was acquired during the second fiscal quarter.

NET EARNINGS

Net earnings increased 12.0% to $14.8 million in 1994 due primarily to increased operating earnings, reduced corporate expenses and the absence of the $1.4 million charge for severance and early retirement benefits recorded in 1993, partially offset by higher interest expense. Additionally, fiscal year 1993 included a $2.1 million cumulative benefit from a change in accounting principles discussed below under Income Taxes. Earnings before the cumulative effect of the accounting change increased 33.3% in fiscal year 1994. In 1993, net earnings declined 41.5% to $13.2 million, with net earnings before the benefit of the accounting change declining 50.8% to $11.1 million from $22.6 million in 1992. A decline in operating income in 1993 was a major factor in the earnings decline. Interest expense has increased substantially in the last two fiscal years due to increased borrowings to fund the Company's capital expenditure programs, the Prints Plus and Proex acquisitions and the Company's stock repurchase program discussed below. In fiscal year 1993, the Company entered into a $60.0 million long-term debt agreement, which has substantially increased borrowing costs. The Company also entered into an interest rate swap agreement which, due to the increase in short-term interest rates, has resulted in an $860,000 charge to interest expense in 1994, after an $87,000 reduction in 1993. The swap agreement, which expires on August 28, 1995, has been recorded at market value.

Earnings per share before the change in accounting principles were $1.05, $0.76 and $1.54 for fiscal years 1994, 1993 and 1992, respectively. After the cumulative effect of the change in accounting principles, net earnings were $0.90 in fiscal year 1993. Earnings per share in fiscal year 1994 reflect a reduction in the effective income tax rate and a reduction in the number of shares outstanding as a result of the stock repurchase program.

INCOME TAXES

The effective income tax rate was 37.0% in 1994 compared to 40.0% in 1993 and 38.1% in 1992. The decrease in the 1994 effective income tax rate resulted primarily from an increase in targeted job and foreign tax credits. The increase in the 1993 effective income tax rate resulted primarily from an increase in nondeductible amortization expense related to the intangible assets resulting from acquisitions, the Omnibus Budget Reconciliation Act of 1993 and reduced tax credits from the restoration of the Company's corporate headquarters. Net earnings in 1993 include a $2.1 million cumulative benefit from a change in accounting principles. The accounting change resulted from adoption of the provisions of Statement of Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," on a prospective basis. In adopting SFAS No. 109, the Company has changed its method of accounting for income taxes from the deferred method to the asset and liability method.

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $300.5 million, $305.8 million and $237.8 million for fiscal years ending February 4, 1995, February 5, 1994 and February 6, 1993, respectively. Cash and cash equivalents amounted to $9.2 million, $36.1 million and $21.0 million representing 3.1%, 11.8% and 8.8% of total assets at the end of 1994, 1993 and 1992, respectively. Working capital declined in 1994 to $12.2 million from $62.6 million in 1993 due primarily to funds used in the Company's capital expenditure programs.

The table below shows assets by line of business. Corporate assets consist primarily of the Company's headquarters and surrounding property, cash and marketable securities.


                                    Identifiable Assets
                                   (dollars in thousands)

                             1994      % Total     1993   % Total
Portrait Studios           $110,890    36.9 %  $ 62,694    20.5 %
Photofinishing              118,592    39.5     125,044    40.9
Wall Decor                   27,094     9.0      20,215     6.6
Other Products and
  Services                   11,135     3.7      11,276     3.7
Corporate:
  Cash and marketable
    securities               14,350     4.8      66,356    21.7
  Other                      18,420     6.1      20,211     6.6
                           ---------  -------  ---------  -------
Total                      $300,481   100.0 %  $305,796   100.0 %
                           =========  =======  =========  =======


On August 31, 1993, the Company entered into an agreement with two insurance companies for the private placement of senior notes in the amount of $60.0 million. The notes mature over a seven-year period with an average maturity of 5.42 years, with the first principal payment due August 31, 1996. Interest on the notes is payable semi-annually at an average effective rate of 6.44%. The Note Agreement requires the Company to maintain certain financial ratios and to comply with certain restrictive covenants. Future dividend payments could be restricted if the Company does not meet certain earnings requirements. Additionally, the Company has negotiated an increase in its revolving credit agreement to $50.0 million. Short-term borrowings amounted to $6.9 million on February 4, 1995, under the revolving credit agreement.

Stockholders' equity declined 5.4% to $166.0 million in 1994 after increasing 2.1% to $175.5 million in 1993, net of treasury stock repurchases of $16.0 million and $657,000 in 1994 and 1993, respectively. The 3.5% decrease in stockholders' equity since 1992 is primarily due to treasury stock repurchases exceeding the retained earnings increases of $11.9 million after consideration of dividends. On September 28, 1988, the Company's Board of Directors authorized the Company to purchase up to 2,500,000 shares of CPI Corp. common stock. On April 2, 1992, the Company's Board of Directors authorized the purchase of an additional 2,000,000 shares of CPI Corp. common stock. Under its stock repurchase program, the Company has acquired 3,302,463 shares for $74.5 million as of February 4, 1995. In fiscal years 1994, 1993 and 1992, 938,655 shares, 40,655 shares and 101,210 shares were purchased for $16.0 million, $657,000 and $2.3 million, respectively.

The following table sets forth selected financial data regarding capital resources and liquidity for the Company's last three fiscal years:

Selected Financial Data Regarding Capital Resources and Liquidity
           for the Company's Last Three Fiscal Years
                                          Fiscal Year
                                   (in thousands of dollars)
                                   1994       1993       1992
Net cash flow provided
  by operations                  $ 42,454   $ 39,679   $ 38,158
                                 ---------  ---------  ---------
Investing activities:
  Short-term investments           25,131    (30,286)     1,254
  Capital expenditures            (77,146)   (30,363)   (13,274)
  Acquisitions                       -       (14,731)   (23,942)
  Other                            (1,684)       (47)       295
                                 ---------  ---------  ---------
  Net investing                   (53,699)   (75,427)   (35,667)
                                 ---------  ---------  ---------
Financing activities:
  Short-term debt                   6,850       -          -
  Long-term debt                     (318)    60,006       (275)
  Proceeds from issuance of
    common stock                    2,073        438        599
  Cash dividends                   (7,930)    (8,198)    (8,206)
  Treasury stock purchases        (15,975)      (657)    (2,332)
                                 ---------  ---------  ---------
Net financing                     (15,300)    51,589    (10,214)
                                 ---------  ---------  ---------
Effect of exchange rate changes
  on cash and cash equivalents       (311)       (749)   (1,291)
                                 ---------  ---------  ---------
Increase (decrease) in cash
  and cash equivalents           $ (26,856) $ 15,092   $ (9,014)
                                 ========== =========  =========

During the period 1992 through 1994, the Company generated $120.3 million in internal funds from operations. Investments during this period amounted to $164.8 million including capital expenditures of $120.8 million and acquisitions amounting to $38.7 million. Acquisitions consisted primarily of the Proex and Prints Plus businesses with acquired property and equipment amounting to $24.7 million and intangible assets resulting from purchase transactions amounting to $14.0 million. The Studio Enhancement Program accounted for $54.9 million or 71.1% of the capital expenditures. Financing activities during this period included short-term debt increases of $6.9 million, additional long-term debt of $59.4 million due primarily to the placement of Senior Notes for $60.0 million, the repurchase of $19.0 million of treasury stock and the payment of $24.3 million in dividends. The effect of exchange rate changes on cash and cash equivalents amounted to $2.4 million. The net result of these transactions amounted to a $20.8 million decrease in cash and cash equivalents during the three-year period.

Planned capital expenditures for fiscal year 1995 are expected to continue at a very high level, estimated at $50.0 million. Included in the fiscal year 1995 capital spending plans are: the continuation of the Studio Enhancement Program, the addition of stores to the Wall Decor segment and equipment upgrades and enhancements in the photofinishing operation. The Company believes it has sufficient liquidity over the course of the fiscal year to fund this planned capital expenditure program, but recognizes that, for certain periods during the fiscal year, seasonal capital needs may approach current borrowing capacity. To bolster seasonal borrowing capacity, the Company is seeking a $10.0 million addition to its revolving credit agreement, bringing the total to $60.0 million. Net interest expense is expected to be approximately $5.2 million in fiscal year 1995, a $900,000 increase over 1994 levels, which will result primarily from borrowings under the revolving credit agreement and senior note agreements.


CONSOLIDATED BALANCE SHEETS--ASSETS
FOR FEBRUARY 4, 1995 AND FEBRUARY 5, 1994


                              February 4, 1995   February 5, 1994
                              ----------------   ----------------

Current assets:
  Cash                          $  4,023,435      $  4,304,171
  Short-term investments          10,326,347        62,051,741
  Receivables, less allowance
    of $1,277,094 and
    $918,346 respectively         23,119,562        21,057,245
  Inventories                     33,943,140        28,530,382
  Deferred costs applicable
    to unsold portraits              172,645         2,822,123
  Prepaid expenses and other
    current assets                10,152,414         9,005,393
  Deferred income taxes, net         244,910             -
                                -------------     -------------
    Total current assets          81,982,453       127,771,055
                                -------------     -------------
Net property and equipment       159,125,536       114,328,773


Other assets:
  Intangible assets               56,362,451        60,944,867
  Other long-term assets           3,010,636         2,751,641
                                -------------     -------------
    Total assets                $300,481,076      $305,796,336
                                =============     =============


See accompanying notes to consolidated financial statements.



CONSOLIDATED BALANCE SHEETS--LIABILITIES AND STOCKHOLDER'S EQUITY
FOR FEBRUARY 4, 1995 AND FEBRUARY 5, 1994


                              February 4, 1995   February 5, 1994
                              ----------------   ----------------

Current liabilities:
  Short-term borrowings         $  6,850,000      $      -
  Current maturities of
    long-term obligations            127,506           292,468
  Accounts payable                27,137,106        32,849,291
  Accrued expenses and other
    liabilities                   25,884,038        21,046,068
  Income taxes                     9,768,352         8,767,222
  Deferred income taxes, net           -             2,232,429
                                -------------     -------------
    Total current liabilities     69,767,002        65,187,478
                                -------------     -------------
Long-term obligations, less
  current maturities              59,742,426        59,810,789
Other liabilities                  4,346,139         4,848,151
Deferred income taxes, net           625,388           441,445
Stockholders' equity:
  Preferred stock, no par value,
    1,000,000 shares authorized,
    no shares issued and
    outstanding                        -                 -
  Preferred stock, Series A,
    no par value                       -                 -
  Common stock, $0.40  par
    value, 50,000,000 shares
    authorized; 17,123,599 and
    16,978,869 shares
    outstanding at
    February 4, 1995 and
    February 5, 1994,
    respectively                   6,849,440         6,791,548
  Additional paid-in capital      31,277,872        29,262,531
  Retained earnings              206,439,841       199,547,800
  Cumulative foreign currency
    translation adjustment        (2,279,278)       (1,381,524)
                                -------------     -------------
                                 242,287,875       234,220,355
Treasury stock at cost,
  3,302,463 and 2,363,808
  shares at February 4, 1995
  and February 5, 1994,
  respectively                   (74,531,219)      (58,556,032)
Unamortized deferred
  compensation - restricted
  stock                           (1,756,535)         (155,850)
                                -------------     -------------
    Total stockholders' equity   166,000,121       175,508,473
                                -------------     -------------
    Total liabilities and
      stockholders' equity      $300,481,076      $305,796,336
                                =============     =============

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENT OF EARNINGS--
FOR FISCAL YEARS ENDED FEBRUARY 4, 1995, FEBRUARY 5, 1994,
AND FEBRUARY 6, 1993


                         FISCAL YEAR   FISCAL YEAR   FISCAL YEAR
                            1994          1993          1992
                        ------------  ------------  ------------
Net sales               $533,154,691  $475,520,119  $449,379,933
Cost and expenses:
  Cost of sales
   (exclusive of
   depreciation expense
   shown below)          152,258,689   135,794,817   115,390,384
  Selling,
   administrative
   and general expenses  315,607,704   286,079,408   270,395,184
  Depreciation            32,349,268    27,236,816    24,431,160
  Amortization             5,546,288     6,223,898     4,327,873
  Severance and early
    retirement expense         -         1,400,000         -
                        ------------- ------------- ------------
                         505,761,949   456,734,939   414,544,601
                        ------------- ------------- ------------

Income from operations    27,392,742    18,785,180    34,835,332
Net interest income
  (expense)               (4,338,497)     (789,213)    1,013,524
Other income                 473,434       524,489       674,005
                        ------------- ------------- ------------
Earnings before income
  taxes and cumulative
  effect of accounting
  change                  23,527,679    18,520,456    36,522,861
Income tax expense         8,705,601     7,404,000    13,908,000
                        ------------- ------------- ------------

Earnings before
  cumulative effect of
  accounting change       14,822,078    11,116,456    22,614,861
Cumulative effect of
  accounting change            -         2,120,000         -
                        ------------- ------------- ------------
    Net earnings        $ 14,822,078  $ 13,236,456  $ 22,614,861
                        ============= ============= ============
Earnings per common
  share:
  Earnings before
    cumulative effect
    of accounting
    change              $       1.05  $       0.76  $       1.54
Cumulative effect of
  accounting change            -              0.14         -
                        ------------- ------------- ------------
    Net earnings        $       1.05  $       0.90  $       1.54
                        ============= ============= ============


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - COMMON
STOCK AND ADDITIONAL PAID-IN CAPITAL
                                                Additional
                                    Common        Paid-In
                                     Stock        Capital
                                 ------------- -------------
Balance at February 1, 1992      $  6,771,641  $ 28,244,564

Issuance of common stock:
  Profit sharing plan and trust
    (12,093 shares)                     4,838       292,977
  Stock bonus plan (6,824 shares)       2,729       173,973
  Employee stock plans
    (7,711 shares)                      3,084       131,812
Foreign currency translation             -             -
Dividends ($.56 per
  common share)                          -             -
Net earnings                             -             -
Purchase of treasury stock,
  at cost                                -             -
Amortization of deferred
  compensation-restricted stock          -             -
                                 ------------- -------------
Balance at February 6, 1993      $  6,782,292  $ 28,833,326
                                 ============= =============
Issuance of common stock:
  Profit sharing plan and trust
    (15,475 shares)                     6,190       303,000
  Stock bonus plan (3,664 shares)       1,466        71,805
  Employee stock plans
    (4,000 shares)                      1,600        54,400
Foreign currency translation             -             -
Dividends ($.56 per common
  share)                                 -             -
Net earnings                             -             -
Purchase of treasury stock,
  at cost                                -             -
Amortization of deferred
  compensation - restricted
  stock                                  -             -
                                 ------------- -------------
Balance at February 5, 1994      $  6,791,872  $ 29,262,531
                                 ============= =============
Issuance of common stock:
  Profit sharing plan and trust
    (19,887 shares)                     7,955       327,182
  Stock bonus plan (3,694 shares)       1,476        55,764
  Employee stock plans
    (121,150 shares)                   48,461     1,632,395
Foreign currency translation             -             -
Dividends ($.56 per common
  share)                                 -             -
Net earnings                             -             -
Purchase of treasury stock,
  at cost                                -             -
Amortization of deferred
  compensation - restricted
  stock                                  -             -
                                 ------------- -------------
Balance at February 4, 1995      $  6,849,440  $ 31,277,872
                                 ============= =============

See notes to interim condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY -
RETAINED EARNINGS AND CUMULATIVE FOREIGN CURRENCY TRANSACTION
ADJUSTMENT
                                                Cumulative
                                                 Foreign
                                                 Currency
                                   Retained     Transaction
                                   Earnings      Adjustment
                                 ------------- -------------
Balance at February 1, 1992      $180,100,468  $    966,957

Issuance of common stock:
  Profit sharing plan and trust
    (12,093 shares)                      -             -
  Stock bonus plan (6,824 shares)        -             -
  Employee stock plans
    (7,711 shares)                       -             -
Foreign currency translation             -       (1,056,558)
Dividends ($.56 per
  common share)                    (8,205,860)         -
Net earnings                       22,614,861          -
Purchase of treasury stock,
  at cost                                -             -
Amortization of deferred
  compensation-restricted stock          -             -
                                 ------------- -------------
Balance at February 6, 1993      $194,509,469  $    (89,601)
                                 ============= =============
Issuance of common stock:
  Profit sharing plan and trust
    (15,475 shares)                      -             -
  Stock bonus plan (3,664 shares)        -             -
  Employee stock plans
    (4,000 shares)                       -             -
Foreign currency translation             -       (1,291,923)
Dividends ($.56 per common
  share)                           (8,198,125)         -
Net earnings                       13,236,456          -
Purchase of treasury stock,
  at cost                                -             -
Amortization of deferred
  compensation - restricted
  stock                                  -             -
                                 ------------- -------------
Balance at February 5, 1994      $199,547,800  $ (1,381,524)
                                 ============= =============
Issuance of common stock:
  Profit sharing plan and trust
    (19,887 shares)                      -             -
  Stock bonus plan (3,694 shares)        -             -
  Employee stock plans
    (121,150 shares)                     -             -
Foreign currency translation             -         (897,754)
Dividends ($.56 per common
  share)                           (7,930,037)         -
Net earnings                       14,822,078          -
Purchase of treasury stock,
  at cost                                -             -
Amortization of deferred
  compensation - restricted
  stock                                  -             -
                                 ------------- -------------
Balance at February 4, 1995      $206,439,841  $ (2,279,278)
                                 ============= =============

See notes to interim condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY -
TREASURY STOCK AT COST, UNAMORTIZED DEFERRED COMPENSATION -
RESTRICTED STOCK AND TOTAL

                                                 Deferred
                                     Treasury  Compensation-
                                      Stock,    Restricted
                                     At Cost      Stock
                                 ------------- ------------
Balance at February 1, 1992      $(55,566,495) $   (242,565)

Issuance of common stock:
  Profit sharing plan and trust
    (12,093 shares)                      -             -
  Stock bonus plan (6,824 shares)        -             -
  Employee stock plans
    (7,711 shares)                       -          (45,786)
Foreign currency translation             -             -
Dividends ($.56 per
  common share)                          -             -
Net earnings                             -             -
Purchase of treasury stock,
  at cost                          (2,332,359)         -
Amortization of deferred
  compensation-restricted stock          -           97,501
                                 ------------- -------------
Balance at February 6, 1993      $(57,898,854) $   (190,850)
                                 ============= =============
Issuance of common stock:
  Profit sharing plan and trust
    (15,475 shares)                      -             -
  Stock bonus plan (3,664 shares)        -             -
  Employee stock plans
    (4,000 shares)                       -          (56,000)
Foreign currency translation             -             -
Dividends ($.56 per common
  share)                                 -             -
Net earnings                             -             -
Purchase of treasury stock,
  at cost                            (657,178)         -
Amortization of deferred
  compensation - restricted
  stock                                  -           91,000
                                 ------------- -------------
Balance at February 5, 1994      $(58,556,032) $   (155,850)
                                 ============= =============
Issuance of common stock:
  Profit sharing plan and trust
    (19,887 shares)                      -             -
  Stock bonus plan (3,694 shares)        -             -
  Employee stock plans
    (121,150 shares)                     -       (1,680,856)
Foreign currency translation             -             -
Dividends ($.56 per common
  share)                                 -             -
Net earnings                             -             -
Purchase of treasury stock,
  at cost                         (15,975,187)         -
Amortization of deferred
  compensation - restricted
  stock                                  -           80,171
                                 ------------- -------------
Balance at February 4, 1995      $(74,531,219) $ (1,756,535)
                                 ============= =============

See notes to interim condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY -
TREASURY STOCK AT COST, UNAMORTIZED DEFERRED COMPENSATION -
RESTRICTED STOCK AND TOTAL
                                                  Total
                                               ------------
Balance at February 1, 1992                    $160,274,570

Issuance of common stock:
  Profit sharing plan and trust
    (12,093 shares)                                 287,815
  Stock bonus plan (6,824 shares)                   176,702
  Employee stock plans
    (7,711 shares)                                   89,110
Foreign currency translation                     (1,056,558)
Dividends ($.56 per
  common share)                                  (8,205,860)
Net earnings                                     22,614,861
Purchase of treasury stock,
  at cost                                        (2,332,359)
Amortization of deferred
  compensation-restricted stock                      97,501
                                               -------------
Balance at February 6, 1993                    $171,945,782
                                               =============
Issuance of common stock:
  Profit sharing plan and trust
    (15,475 shares)                                 309,190
  Stock bonus plan (3,664 shares)                    73,271
  Employee stock plans
    (4,000 shares)                                     -
Foreign currency translation                     (1,291,923)
Dividends ($.56 per common
  share)                                         (8,198,125)
Net earnings                                     13,236,456)
Purchase of treasury stock,
  at cost                                          (657,178)
Amortization of deferred
  compensation - restricted
  stock                                              91,000
                                               -------------
Balance at February 5, 1994                    $175,508,473
                                               =============
Issuance of common stock:
  Profit sharing plan and trust
    (19,887 shares)                                 335,137
  Stock bonus plan (3,694 shares)                    57,240
  Employee stock plans
    (121,150 shares)                                   -
Foreign currency translation                       (897,754)
Dividends ($.56 per common
  share)                                         (7,930,037)
Net earnings                                     14,822,078
Purchase of treasury stock,
  at cost                                       (15,975,187)
Amortization of deferred
  compensation - restricted
  stock                                              80,171
                                               -------------
Balance at February 4, 1995                    $166,000,121
                                               =============

See notes to interim condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - F.Y. ENDED FEBRUARY 4, 1995
                                                      F.Y. 1994
                                                    -------------
Cash flows provided by operating activities         $ 42,453,689
Cash flows provided by (used in)
    financing activities:
  Proceeds from the issuance of short-term
    borrowings                                         6,850,000
  Proceeds from issuance of long-term borrowings           -
  Repayment of long-term obligations                    (318,125)
  Issuance of common stock to employee stock plan      2,073,233
  Cash dividends                                      (7,930,037)
  Purchase of treasury stock                         (15,975,187)
                                                    -------------
    Cash flows provided by (used in)
      financing activities                           (15,300,116)
                                                    -------------
Cash flows provided by (used in)
  investing activities:
  Purchases of short-term investments                 (9,171,808)
  Proceeds from maturing of short-term investments    34,303,034
  Additions to property and equipment                (77,146,032)
  Acquisitions:
    Property and equipment                                 -
    Intangible assets                                      -
  Long-term investments                                    -
  Issuance of restricted stock                        (1,684,689)
                                                    -------------
    Cash flows used in investing activities          (53,699,495)
                                                    -------------
Effect of exchange rate changes on cash
  and equivalents                                       (310,524)
                                                    -------------
Net increase (decrease) in cash and
  cash equivalents                                   (26,856,446)
Cash and cash equivalents at beginning of year        36,070,354
                                                    -------------
Cash and cash equivalents at end of year            $  9,213,908
                                                    =============

RECONCILIATION OF NET EARNINGS TO CASH FLOWS
  PROVIDED BY OPERATING ACTIVITIES
Net earnings                                        $ 14,822,078
Adjustments for items not requiring cash:
  Depreciation and amortization                       37,895,556
  Deferred income taxes                               (2,293,396)
  Deferred compensation                                 (502,012)
  Other                                               (1,622,834)
Decrease (increase) in current assets:
  Receivables and inventories                         (7,475,075)
  Deferred costs applicable to unsold portraits        2,649,478
  Prepaid expenses and other current assets           (1,147,021)
Increase (decrease) in current liabilities:
  Accounts payable, accrued expenses
    and other liabilities                               (874,215)
  Income taxes                                         1,001,130
                                                    -------------
Cash flows provided by operating activities         $ 42,453,689
                                                    =============
Supplemental cash flow information:
  Interest paid                                     $  4,513,112
                                                    =============
  Income taxes paid                                 $  9,318,426
                                                    =============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - F.Y. ENDED FEBRUARY 5, 1994
                                                      F.Y. 1993
                                                    -------------
Cash flows provided by operating activities         $ 39,678,979
Cash flows provided by (used in)
    financing activities:
  Proceeds from the issuance of short-term
    borrowings                                             -
  Proceeds from issuance of long-term borrowings      60,372,660
  Repayment of long-term obligations                    (366,418)
  Issuance of common stock to employee stock plan        438,461
  Cash dividends                                      (8,198,125)
  Purchase of treasury stock                            (657,178)
                                                    -------------
    Cash flows provided by (used in)
      financing activities                            51,589,400)
                                                    -------------
Cash flows provided by (used in)
  investing activities:
  Purchases of short-term investments                (43,731,997)
  Proceeds from maturing of short-term investments    13,446,439
  Additions to property and equipment                (30,362,715)
  Acquisitions:
    Property and equipment                           (13,629,943)
    Intangible assets                                 (1,101,639)
  Long-term investments                                    8,826
  Issuance of restricted stock                           (56,000)
                                                    -------------
    Cash flows used in investing activities          (75,427,029)
                                                    -------------
Effect of exchange rate changes on cash
  and equivalents                                       (749,074)
                                                    -------------
Net increase (decrease) in cash and
  cash equivalents                                    15,092,276
Cash and cash equivalents at beginning of year        20,978,078
                                                    -------------
Cash and cash equivalents at end of year            $ 36,070,354
                                                    =============

RECONCILIATION OF NET EARNINGS TO CASH FLOWS
  PROVIDED BY OPERATING ACTIVITIES
Net earnings                                        $ 13,236,456
Adjustments for items not requiring cash:
  Depreciation and amortization                       33,460,714
  Deferred income taxes                               (3,663,872)
  Deferred compensation                                 (647,188)
  Other                                               (2,678,969)
Decrease (increase) in current assets:
  Receivables and inventories                         (9,540,628)
  Deferred costs applicable to unsold portraits          950,594
  Prepaid expenses and other current assets             (648,701)
Increase (decrease) in current liabilities:
  Accounts payable, accrued expenses
    and other liabilities                              9,225,394
  Income taxes                                           (14,821)
                                                    -------------
Cash flows provided by operating activities         $ 39,678,979
                                                    =============
Supplemental cash flow information:
  Interest paid                                     $    302,486
                                                    =============
  Income taxes paid                                 $  9,828,416
                                                    =============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - F.Y. ENDED FEBRUARY 6, 1993
                                                      F.Y. 1992
                                                    -------------
Cash flows provided by operating activities         $ 38,158,135
Cash flows provided by (used in)
    financing activities:
  Proceeds from the issuance of short-term
    borrowings                                             -
  Proceeds from issuance of long-term borrowings           -
  Repayment of long-term obligations                    (275,480)
  Issuance of common stock to employee stock plan        599,413
  Cash dividends                                      (8,205,860)
  Purchase of treasury stock                          (2,332,359)
                                                    -------------
    Cash flows provided by (used in)
      financing activities                           (10,214,286)
                                                    -------------
Cash flows provided by (used in)
  investing activities:
  Purchases of short-term investments                   (782,325)
  Proceeds from maturing of short-term investments     2,037,089
  Additions to property and equipment                (13,274,473)
  Acquisitions:
    Property and equipment                           (11,056,700)
    Intangible assets                                (12,885,268)
  Long-term investments                                  340,783
  Issuance of restricted stock                           (45,786)
                                                    -------------
    Cash flows used in investing activities          (35,666,680)
                                                    -------------
Effect of exchange rate changes on cash
  and equivalents                                     (1,291,338)
                                                    -------------
Net increase (decrease) in cash and
  cash equivalents                                    (9,014,169)
Cash and cash equivalents at beginning of year        29,992,247
                                                    -------------
Cash and cash equivalents at end of year            $ 20,978,078
                                                    =============

RECONCILIATION OF NET EARNINGS TO CASH FLOWS
  PROVIDED BY OPERATING ACTIVITIES
Net earnings                                        $ 22,614,861
Adjustments for items not requiring cash:
  Depreciation and amortization                       28,759,033
  Deferred income taxes                               (2,193,923)
  Deferred compensation                                 (908,539)
  Other                                                 (812,277)
Decrease (increase) in current assets:
  Receivables and inventories                         (1,161,292)
  Deferred costs applicable to unsold portraits          761,130
  Prepaid expenses and other current assets              568,911
Increase (decrease) in current liabilities:
  Accounts payable, accrued expenses
    and other liabilities                             (9,143,019)
  Income taxes                                          (326,750)
                                                    -------------
Cash flows provided by operating activities         $ 38,158,135
                                                    =============
Supplemental cash flow information:
  Interest paid                                     $    166,044
                                                    =============
  Income taxes paid                                 $ 14,934,061
                                                    =============

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of CPI Corp. (the Company) include the accounts of CPI Corp. and all of its majority or wholly owned subsidiaries, partnerships and joint ventures. All significant intercompany transactions have been eliminated.

FISCAL YEAR
The Company's fiscal year ends on the first Saturday in February. The Company designates its fiscal year by the calendar year in which the fiscal year begins. Accordingly, fiscal year 1994 ended February 4, 1995, fiscal year 1993 ended February 5, 1994 and fiscal year 1992 ended February 6, 1993. The 1994 and 1993 fiscal years are comprised of 52 weeks, while the 1992 fiscal year is comprised of 53 weeks.

TRANSLATION OF FOREIGN CURRENCY
Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect on the balance sheet date, while equity accounts are translated at historical rates. Income and expense accounts are translated at the average rates in effect during each fiscal period. The Company recognizes its Canadian operating results are subject to variability arising from foreign exchange rate movements. The Company does not believe such risk is material to the results of operations or the financial position of the Company and as such does not engage in derivative activities in order to hedge against the foreign currency fluctuations.

CASH AND CASH EQUIVALENTS
For the purpose of reporting cash flows, cash and cash equivalents consist primarily of cash on hand and highly liquid investments with insignificant interest-rate risk and original maturities of three months or less at date of acquisition. Remaining short-term investments consist of investments with original maturities beyond three months but less than twelve months.

SHORT-TERM INVESTMENTS
Short-term investments consist of treasury bills, bankers acceptances, commercial paper, term deposits, government agency notes, repurchase agreements and government money market funds which are stated at cost, adjusted for discount accretion and premium amortization.

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 expands the required use of fair-value accounting for investments in debt and equity securities, and allows debt securities to be classified as "held-to-maturity" and reported in the financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Furthermore, SFAS No. 115 clarifies that securities which might be sold in response to changes in market interest rates, changes in security prepayment risk, increases in liquidity needs or other similar factors cannot be classified as "held-to-maturity." The Company adopted SFAS No. 115 on February 6, 1994. The adoption of SFAS No. 115 did not have an effect on the financial position of the Company as securities in the Company's portfolio are short-term in nature and were classified as "held-to-maturity."

Total interest income for fiscal years 1994, 1993 and 1992 was $1.0 million, $1.2 million and $1.2 million, respectively.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost of the majority of inventories being determined by the first-in, first-out (FIFO) method and the remainder by the last-in, first-out
(LIFO) method.

REVENUE RECOGNITION
Portrait Studio sales revenue is recognized at the time the customer approves photographic proofs and makes a firm commitment for a portrait order. Incremental costs of production are accrued at the time sales revenue is recognized. Appropriate reserves for cancelability are maintained by the Company.

DEFERRED COSTS APPLICABLE TO UNSOLD PORTRAITS
Deferred costs applicable to unsold portraits consist of direct costs associated with the photography function for portraits produced and not approved or firmly committed to by the customer at the time of portrait sitting. Such costs are charged to selling, general and administrative expense when the customer accepts or declines the portraits.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost when acquired. Expenditures for improvements are capitalized while normal repair and maintenance are expensed as incurred. When properties are disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the dispositions are reflected in results of operations. Depreciation is computed principally using the straight-line method over estimated service lives of the respective assets. A summary of estimated useful lives is as follows:

         Building improvements      15 to 19 years
         Leasehold improvements      5 to 15 years
         Machinery and equipment     3 to 10 years
         Furniture and fixtures       5 to 8 years

RETIREMENT PLAN
The Company has a noncontributory defined-benefit retirement plan covering substantially all full-time employees. Pension expense, which is funded as accrued, includes current costs and amortization of prior service costs over a period of ten years.

INTANGIBLE ASSETS
Intangible assets acquired through acquisitions were accounted for by the purchase method of accounting and include the excess of cost over fair value of net assets acquired, favorable lease rights, covenants not to compete and a signing bonus. The excess of cost over fair value of net assets acquired and favorable lease rights are being amortized on a straight-line basis over periods ranging from five to forty years. The covenants and signing bonus not to compete are being amortized on a straight-line basis over the respective periods of the agreements, which range from one to five years.

The Company analyzes excess of cost over fair-value of net assets acquired periodically to determine whether any impairment has occurred in the value of such assets. Based upon the anticipated future income and cash from operations, in the opinion of Company management, there has been no impairment.

INCOME TAXES
The Company adopted SFAS No. 109, "Accounting For Income Taxes," in 1993 on a prospective basis. SFAS No. 109 requires the Company to account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognized the cumulative effect as of February 7, 1993 of $2.1 million in net earnings as a cumulative change in accounting principle.

Prior to the adoption of SFAS No. 109, deferred income taxes were recognized to reflect the effect of timing differences in the recognition of income and expense items for income tax and financial reporting purposes.

EARNINGS PER COMMON SHARE AND OTHER SHARE INFORMATION
Earnings per common share are computed by dividing net earnings by the sum total of the weighted average number of shares of common stock outstanding plus contingently issuable shares under the employee stock plans. Fully diluted earnings per common share are not presented, as the differences between primary and fully diluted earnings per common share are not material.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform with the 1994 presentation.

FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the Company to disclose estimated fair values for its financial instruments. A financial instrument is defined as cash or a contract that both imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity.

2. ACQUISITIONS

On December 1, 1992, the Company acquired the operating assets of Pemtom, Inc., a Minneapolis-based company consisting of 25 photofinishing locations operating under the name of Proex, 15 of which offer added services through adjacent Proex Portrait Studios, for approximately $19.0 million. In a separate, but related transaction, the Company secured the services of the Pemtom, Inc. management team for $4.8 million. Specifically, five contracts totaling $800,000 were expensed over a one-year period between fiscal years 1992 and 1993, and $4.0 million is being amortized over the three-year lives of the remaining two contracts starting in fiscal year 1992. The acquisition was recorded as a purchase and, accordingly, the results of operations of Proex have been included in the Company's consolidated financial statements since the effective date of the acquisition. The excess of the purchase price over the net liabilities assumed (goodwill) was approximately $6.7 million and is being amortized using the straight-line method over a 40-year period. The unaudited proforma results of operations for the fiscal year ended February 6, 1993, assuming the acquisition occurred as of the beginning of the fiscal year, were not materially different than reported results.

On May 30, 1993, the Company finalized the acquisition of the Prints Plus wall decor chain from the Melville Corporation for approximately $14.7 million. The acquired 103 store chain, located in malls throughout the United States, operates a prints, posters and framing business with annual sales in excess of $40.0 million. In addition, the Company entered into a non-compete agreement with Melville Corporation for cash consideration aggregating $1.1 million which is being amortized over the three-year term. The stores will continue to be operated under the trade name "Prints Plus."

The acquisition was recorded using the purchase method of accounting and the results of operations of Prints Plus have been included in the Company's consolidated financial statements since the effective date of the acquisition.

3. DISCONTINUED OPERATIONS

On February 3, 1992, the Company announced its intention not to renew existing contracts between the Portraits of Distinction Studios and the host department store chains. The Company also announced that it was not renewing its existing contract with Wal-Mart, Inc., which allowed the Company to provide portrait photography service through regional Wal-Mart stores.

The Company completed the closedown of the Portraits of Distinction Studios and Wal-Mart Pictureland operations in fiscal year 1992.

There were no sales for the discontinued businesses in fiscal years 1994 and 1993. Net sales of the discontinued businesses for fiscal year 1992 was $7.3 million.

4. PROPERTY AND EQUIPMENT

The following table sets forth a summary of the Company's property and equipment (amounts in thousands):

      Summary of the Company's Property and Equipment for
                Fiscal Years 1994 and 1993
                                           1994         1993
Property and equipment, at cost:
    Land and land improvements           $  2,913     $  3,073
    Building improvements                  26,460       26,789
Leasehold improvements                     37,955       33,435
    Machinery and equipment               180,054      128,575
Furniture and fixtures                     61,505       55,568
                                         ---------    ---------
                                          308,887      247,440
Less accumulated depreciation             149,761      133,111
                                         ---------    ---------
Net property and equipment               $159,126     $114,329
                                         =========    =========


The Company leases various premises and equipment under noncancellable operating lease agreements with initial terms in excess of one year and expiring at various dates through fiscal
2005. Substantially all leases require the Company to pay maintenance, insurance and taxes.

At February 4, 1995, minimum rental payments under operating leases with initial terms in excess of one year are as follows (amounts in thousands):

Minimum Rental Payments Under Operating Leases With Initial
      Terms in Excess of One Year at February 4, 1995
           Fiscal Year
              1995                $ 43,953
              1996                  34,555
              1997                  26,784
              1998                  19,218
              1999                  12,196
              Thereafter            21,574
                                  ---------
                                  $158,280
                                  =========


Rental expense during fiscal years 1994, 1993 and 1992 on all operating leases was $33.8 million, $30.0 million and $24.3 million, respectively.

5. INVENTORIES

Inventories consist of the following components (amounts in thousands):

Components of Inventories for Fiscal Years 1994 and 1993
                                       1994        1993
    Raw materials and supplies       $ 33,887    $ 27,981
    Portraits-in-process                   56         549
                                     ---------   ---------
                                     $ 33,943    $ 28,530
                                     =========   =========


The Company accounts for certain raw material inventories of film, paper, chemicals and portraits-in-process under the LIFO method. Such inventories aggregated approximately $1.5 million and $1.7 million at February 4, 1995 and February 5, 1994, respectively. The excess of replacement cost of these inventories over their stated LIFO value was $413,000 and $425,000 at February 4, 1995 and February 5, 1994, respectively.

Portraits-in-process include the cost of film, laboratory labor, paper, processing chemicals and supplies and other items directly associated with the production of portraits that have not been approved or committed to by the customer and have not been recognized as sales.

6.  ADVERTISING
The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

Direct-response advertising consists primarily of direct mail advertisements that include order coupons for the Company's products. The capitalized costs of the advertising are amortized over the expected period of future benefits following the delivery of the direct mail in which it appears.

At February 4, 1995, $941,000 of advertising was reported as a capitalized cost for direct-response advertising and classified within other assets. Advertising expense was $51.0 million in fiscal year 1994.

7.  INTANGIBLE ASSETS
Intangible assets and related amortization are as follows
(amounts in thousands):

        Intangible Assets and Related Amortization for
                 Fiscal Years 1994 and 1993
                          Unamortized          Amortization
                           Balance at     -----------------------
                        February 4, 1995   1994    1993    1992
Excess of cost over
  fair value of net
  assets acquired            $53,621      $1,478  $1,598  $1,502
Favorable lease rights           212         120     194     329
Covenants not to compete       1,418       1,118   1,114     913
Signing bonus                  1,111       1,333   2,000     355
                             --------     ------- ------- -------
                             $56,362      $4,049  $4,906  $3,099
                             ========     ======= ======= =======

Accumulated amortization of intangible assets was $14.1 million and $10.1 million at February 4, 1995 and February 4, 1994, respectively.

8. CREDIT AGREEMENTS AND OUTSTANDING DEBT

On August 31, 1993, the Company privately placed senior notes in the amount of $60.0 million (the "Note Agreement") with two insurance companies. The notes, issued pursuant to the Note Agreement, mature over a seven-year period with an average maturity of 5.42 years and with the first principal payment due at the end of the third year. Interest on the notes is payable semi-annually at an average effective fixed rate of 6.44%. The Note Agreement requires the Company maintain certain financial ratios and comply with certain restrictive covenants including a limitation on dividend payments, purchase of treasury stock and certain restricted investments are not to exceed $25.0 million plus 50% of net earnings (or less 100% of net losses) credited at the end of each fiscal year. The Company incurred $459,000 in issuance costs associated with the private placement of the notes. These costs are being amortized ratably over the seven-year life of the notes.

The Company concurrently renegotiated its Revolving Credit Agreement (the "Credit Agreement") with a domestic bank, establishing the same financial covenants as those set forth in the Note Agreement. This Credit Agreement has interest rates set at the prevailing prime interest rate or at a lower rate quoted by the bank. A commitment fee of 0.1875% per annum is payable on the unused portion of the Credit Agreement. The Company is not required to maintain compensating balances in connection with the Credit Agreement. On June 14, 1994, the Company amended the Credit Agreement, extending its term until August 31, 1996 and, on November 9, 1994, again amended the Credit Agreement, changing the principal amount that can be borrowed from $25.0 million to $50.0 million and modifying certain financial covenants.

As of February 4, 1995, the Company had outstanding letters of credit for the principal amount of $4.1 million.

The Company's performance of the conditions of the Note Agreement and the Credit Agreement and the underlying notes issued under both agreements is secured by a pledge of the stock of the Company's direct subsidiaries. The Company anticipates this pledged stock to be released as the Company has achieved the stipulated financial ratios required by both agreements to release the stock.

The Company's debt obligations consist of the following
(amounts in thousands):

Long-Term Obligations as of February 4, 1995 and February 5, 1994
                                      February 4,     February 5,
                                         1995            1994
Senior notes, net of unamortized
  issuance costs                      $ 59,662        $ 59,577
Revolving credit agreement               6,850            -
Notes payable and obligations
  under capital leases                     208             526
Less current maturities                  6,978             292
                                      ---------       ---------
                                      $ 59,742        $ 59,811
                                      =========       =========

Aggregate maturities of long-term debt for the next five fiscal years are as follows (amounts in thousands):

Aggregate Long-Term Debt Maturities as of February 4, 1995
                  1995                  $   128
                  1996                    5,000
                  1997                   10,000
                  1998                   15,000
                  1999                   15,000
                  Thereafter             15,080
                                        -------
                                        $60,208
                                        ========

Interest expense for fiscal years 1994, 1993 and 1992 was $5.3 million, $2.0 million and $169,000, respectively.

9. FINANCIAL INSTRUMENTS

To manage its exposure to fluctuations in interest rates, the Company entered into an interest rate swap agreement (the "swap agreement") for a notional principal amount of $40.0 million, maturing August 28, 1995. Swap agreements involve the exchange of interest obligations on fixed and floating interest-rate debt without the exchange of the underlying principal amount. During 1994, the Company determined, due to changes in its liquidity needs, the swap agreement did not meet the criteria for treatment as a hedged financial instrument. Accordingly, the swap agreement is recorded at its market value with an unrealized loss recorded in the Company's results of operations. The differential paid or received on the swap agreement is recognized as an adjustment to interest expense. The swap agreement provides a fixed rate of

4.54% with a floating rate payment equal to the 6-month London Interbank Offered Rate (LIBOR) determined on a semi-annual basis with settlement occurring on a specific date. For fiscal years 1994 and 1993, the rate realized averaged 5.70% and 4.00%, respectively. Net interest expense on the swap agreement was $927,000 for fiscal year 1994 while the swap agreement resulted in income of $87,000 in fiscal year 1993. While the Company has credit risk associated with this financial instrument, no loss is anticipated due to nonperformance by the counterparties to these agreements.

The Company has not entered into any other derivative instruments or off-balance-sheet transactions.

10. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following
(amounts in thousands):

             Accrued Expenses and Other Liabilities for
                    Fiscal Years 1994 and 1993


                               February 4, 1995  February 5, 1994
     Accrued employment costs      $ 13,732          $  9,247
     Sales taxes payable              2,690             3,005
     Accrued advertising expense      2,222             3,640
     Accrued license fees             3,163             2,380
     Accrued interest                 2,473             1,728
     Other                            1,604             1,046
                                   ---------         ---------
                                   $ 25,884          $ 21,046
                                   =========         =========

11. INCOME TAXES

In the first fiscal quarter of 1993, the Company adopted SFAS No.
109, "Accounting for Income Taxes," on a prospective basis, resulting in an increase to net income for the fiscal year ended
February 5, 1994 of $2.1 million.

Earnings before income taxes and the cumulative effect of accounting change follows (amounts in thousands):

Earnings Before Income Taxes by U.S. and Canadian Sources
                  (amounts in thousands)
                            1994       1993       1992
        U.S.              $ 21,619   $ 15,163   $ 31,427
        Canada               1,908      3,357      5,096
                          ---------  ---------  ---------
                          $ 23,527   $ 18,520   $ 36,523
                          =========  =========  =========

Income tax expense (benefit) was comprised of the following
(amounts in thousands):

               Components of Income Taxes for
              Fiscal Years 1994, 1993 and 1992
                            1994       1993       1992
        Current:
          Federal         $  9,144   $  7,567   $  9,602
          State and local    1,684        963      2,528
          Canada               171        926      1,833
                          ---------  ---------  ---------
                            10,999      9,456     13,963
        Deferred            (2,294)    (2,052)       (55)
                          ---------  ---------  ---------
                          $  8,705   $  7,404   $ 13,908
                          =========  =========  =========

The following reconciles the differences between the federal corporate statutory rate and the Company's effective income tax rate (amounts in thousands):

                Reconciliation Between Income Taxes
               for Fiscal Years 1994, 1993 and 1992
                                   1994       1993       1992
Taxes at U.S. federal corporate
  statutory rate                 $ 8,235    $ 6,482    $12,455
State and local income taxes,
  net of federal tax benefit         933        467      1,678
Other                               (463)       455       (225)
                                 --------   --------   --------
                                 $ 8,705    $ 7,404    $13,908
                                 ========   ========   ========

The sources of the tax effects for the temporary differences that give rise to the deferred tax assets and liabilities were as follows (amounts in thousands):

    Sources of Tax Effects for Fiscal Years 1994 and 1993
                                             1994        1993
Deferred tax assets:
  Deferred compensation and other
    employee benefits, due to accrual
    for financial reporting purposes       $ 1,631     $ 2,144
  Expense accruals, due to accrual
    for financial reporting purposes           240         197
  Accounts receivable, due to allowance
    for doubtful accounts                      483         249
  Inventory costs capitalized                 -            172
  Net operating loss carryforward              752        -
  Amortization of intangibles                1,278        -
  Other                                        126          94
                                           --------    --------
    Total gross deferred tax assets          4,510       2,856
                                           --------    --------
  Valuation allowance                         -           -
                                           --------    --------
    Total gross deferred tax assets          4,510       2,856
                                           --------    --------
Deferred tax liabilities:
  Property and equipment, due
    to depreciation                         (3,373)     (2,746)
  Deferred cost of unsold portraits           -         (1,098)
  Employee pension plan, due to accrual
    for financial reporting purposes        (1,150)       (828)
  Revenue recognition                         -           (686)
  Intangible assets, due to period
    of amortization                           (214)       (107)
  Other                                       (153)        (65)
                                           --------    --------
      Total deferred tax liabilities        (4,890)     (5,530)
                                           --------    --------
      Net deferred tax liabilities         $  (380)    $(2,674)
                                           ========    ========
Current deferred income taxes              $   245     $(2,232)
                                           ========    ========
Long-term deferred income taxes            $  (625)    $  (442)
                                           ========    ========

A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance as of February 4, 1995, due to management's belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets.

For 1992, the deferred tax provisions, which were calculated according to Accounting Principles Board Opinion No. 11, represent the effects of timing differences between financial and income tax reporting. The sources of timing differences which gave rise to deferred income taxes and the related tax effects in fiscal year 1992 are as follows (amounts in thousands):

       Timing Differences for Taxes for Fiscal Year 1992
                                                      Fiscal 1992
    Difference between tax and book depreciation      $   (1,919)
    Cash basis adjustment for certain income items          (252)
    Cash basis adjustment for certain expense items        2,116
                                                      -----------
                                                      $      (55)
                                                      ===========

At February 4, 1995, the Company has available net operating loss carryforwards of approximately $1.9 million for federal income tax purposes that expire beginning in 2004 and ending in 2009.

United States income taxes have not been provided on $14.1 million of undistributed earnings of the Canadian subsidiary because of the Company's intention to reinvest these earnings. The determination of unrecognized deferred U.S. tax liability for undistributed earnings of international subsidiaries is not practicable. However, it is estimated that foreign withholding taxes of $1.4 million may be payable if such earnings were distributed.

12. RETIREMENT PLAN

The Company maintains a qualified, noncontributory pension plan that covers all full-time employees meeting certain age and service requirements. The plan provides pension benefits based on an employee's length of service and the average compensation earned from the earlier of the hire date or January 1, 1985 (if January 1, 1985 precedes the hire date) to the retirement date. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than is tax deductible.

Net periodic pension expense of the defined benefit plan for 1994, 1993 and 1992 was as follows (amounts in thousands):

      Net Periodic Pension Expense of the Defined Benefit Plan
                 for Fiscal Years 1994, 1993 and 1992
                                   1994       1993       1992
Service cost-benefits earned
   during the period             $ 1,064    $   935    $   701
Interest cost on projected
   benefit obligation              1,148      1,052        911
Return on plan assets               (351)      (921)      (811)
Net amortization and deferral       (611)       (56)       (79)
                                 --------   --------   --------
Net periodic pension expense     $ 1,250    $ 1,010    $   722
                                 ========   ========   ========

Plan assets consist primarily of cash equivalents, a marketable equity securities fund, guaranteed interest contracts, immediate participation guarantee contracts and government bonds.

The following table sets forth the funded status at December 31, 1994, December 31, 1993 and December 31, 1992 (amounts in thousands):

Funded Status of Defined Benefit Plan as of December 31, 1994,
          December 31, 1993 and December 31, 1992
                                   1994       1993       1992
Actuarial present value of
  vested benefit obligation      $ 12,174   $ 12,810   $ 10,351
                                 =========  =========  =========
Accumulated benefit obligation   $ 12,675   $ 14,335   $ 11,357
                                 =========  =========  =========
Projected benefit obligation      (14,247)   (16,703)   (12,344)
Plan assets at fair value          15,371     14,599     13,250
Plan assets in excess of
  (less than) projected
  benefit obligations               1,124     (2,104)       906
Unrecognized net (gain) loss          172      3,165       (195)
Unrecognized prior service cost       449        561        673
Net transition obligation              25         28         31
                                 ---------  ---------  ---------
Prepaid pension cost recognized
  in the consolidated
  balance sheet                  $  1,770   $  1,650   $  1,415
                                 =========  =========  =========

Assumptions used in the above determinations were as follows:

     Assumptions on Funded Status at December 31, 1994,
          December 31, 1993 and December 31, 1992
                                 1994       1993       1992
  Discount rate in determining
    benefit obligations          8.5%       7.0%       8.0%
  Rate of increase in
    compensation levels          6.0%       6.0%       6.0%
  Expected long-term rate of
    return on assets             8.0%       8.0%       8.0%

13. EMPLOYEE STOCK PLANS

DEFERRED COMPENSATION AND STOCK APPRECIATION RIGHTS PLAN
In January 1986, the Company's Board of Directors approved a deferred-compensation and stock-appreciation-rights plan designed to attract and retain certain key employees. Under the deferred-compensation plan, eligible employees are granted the opportunity to defer the payment of a portion of their compensation. Under the stock-appreciation-rights plan, eligible employees are granted the right to receive a cash payment from the Company equal to the excess of the market value of a share of common stock of the Company at the payment date over the initial value at the issuance date. The rights become payable after five years following the effective date of the grant. The stock-appreciation-rights plan was amended on November 7, 1991 such that the outstanding rights as of November 6, 1991 shall not be higher than the excess of $22.38 per share over the initial value at the issuance date. In the event an employee retires, their rights under the deferred-compensation plan and the stock-appreciation-rights plan may become payable. There were no stock appreciation rights granted during fiscal years 1994, 1993 and 1992. For the 1991 fiscal year, approximately 23,700 stock appreciation rights were granted under this plan. During the 1994 fiscal year, no stock appreciation rights payments were made under this plan. For fiscal years 1993 and 1992, $7,000 and $10,000, respectively, were paid under this plan.

RESTRICTED STOCK PLAN
In January 1988, the Company's Board of Directors adopted the CPI Corp. Restricted Stock Plan with an effective date of February 7, 1988. Under the plan, 250,000 shares of CPI common stock are reserved for issuance to key employees. In fiscal year 1992, 1,761 restricted shares were issued and were vested in fiscal year 1993. In fiscal year 1993, 4,000 restricted shares were issued and vest ratably over a four-year period. In fiscal year 1994, 121,419 restricted shares were issued and vest over a three-year period. Of the grants issued, no shares were forfeited in fiscal years 1994,

1993 and 1992. As of February 4, 1995, 58,347 shares are reserved for issuance under this plan.

PROFIT SHARING PLAN
Under the Company's profit-sharing plan, employees who work 1,000 hours or more annually, have one year of service and who are at least age 21 may elect to invest from 1% to 15% of their base compensation in a trust fund, the assets of which are invested in securities other than Company stock. Effective January 1, 1994, the Company amended the Plan to set the Company match at 50% of the employee's investment contributions, equal to a maximum of 5% of the employee's base compensation, as long as the Company remains profitable. An additional 10% match was granted for fiscal year 1994 fourth-quarter contributions up to a maximum of 5% of a participating employee's fourth-quarter base compensation for employees who increased, joined or rejoined the 401(k) during the fiscal year 1994 fourth quarter. The Company's matching contributions are made in shares of its common stock which vest over a maximum of five years, depending on the employee's length of service with the Company. The difference between the market value of forfeited shares at the dates of their original contribution and their market value at the dates used to satisfy subsequent requirements have been charged to expense, with a corresponding credit to additional paid-in capital. The Company provided 19,887 and 15,475 shares to satisfy its obligations under the plan for fiscal years 1993 and 1992, respectively, and estimates that 40,459 shares will be required to satisfy its obligations under the plan for fiscal year 1994. For fiscal year 1994, the Company match was 50%. For fiscal years 1993 and 1992, the Company matched the employee's investment at a rate of 30%.

STOCK BONUS PLAN
Under the Company's stock-bonus plan, shares of the Company's common stock are reserved for issuance to key employees, based on attainment by the Company of predefined earnings levels established annually. Each year, employees receive one-third of the shares which were awarded in each of the previous three years. For the 1994 and 1993 fiscal years, 3,694 and 3,678 shares, respectively, were issued under this plan. No original awards were made under this plan in fiscal year 1993. In fiscal year 1994 and 1992, there were discretionary awards of 725 and 6,355 shares, respectively. Of the 725 shares awarded in fiscal 1994, 475 shares were forfeited due to terminations. As of February 4, 1995, 59,799 shares are reserved for issuance under this plan.

Expenses related to the profit-sharing and stock-bonus plans are accrued in the year to which the awards relate, based on the fair market value of the Company's common stock to be issued, determined as of the date earned. The cumulative appreciation related to stock appreciation rights, determined at the end of each period, is allocated on a ratable basis over the five-year vesting period. Expenses related to the restricted stock plan are accrued periodically, based on the fair market value of the Company's common stock on the grant date. Expenses recognized for fiscal 1994, 1993 and 1992 with respect to these plans were $1.3 million, $370,000 and $597,000, respectively.

INCENTIVE STOCK OPTION PLAN
The Company has a non-qualified incentive stock-option plan, under which certain key officers might receive options to acquire shares of the Company's common stock. Twenty-five percent of options granted become exercisable at the end of each of the second through fifth years of continuous employment from the date of the grant, and unexercised options expire after six years. No compensation expense is recognized under the plan, since the exercise price equals or exceeds the fair market value of the Company's common stock at the date of grant. Activity in the plan is summarized as follows:

      Activity in Incentive Stock Plan in Fiscal Year 1992
                                              1992
                                   Number of        Per Share
                                    Shares         Option Price
Outstanding at beginning of year    5,950          $14.38-$15.80
Exercised                          (5,950)         $14.38-$15.80
                                   =======
Outstanding at end of year           -             $14.38-$15.80
                                   =======
Exercisable at end of year           -             $14.38-$15.80
                                   =======

There was no activity under the Incentive Stock Plan in 1994 and 1993. As of the date of expiration of the plan, September 11, 1991, there were 306,177 shares authorized but not issued.

STOCK OPTION PLAN
The Company has a non-qualified stock-option plan, under which certain officers and key employees may receive options to acquire shares of the Company's common stock. Awards of stock options and the terms and conditions of such awards are subject to the discretion of the Stock Option Committee created under the plan and consisting of members of the Compensation Committee of the Board of Directors, all of whom are disinterested directors. The plan was approved by stockholders on June 11, 1991 and the issuance of additional shares was ratified by stockholders on June 13, 1992. A total of 1,700,000 shares has been authorized for issuance under the plan. As of February 4, 1995, the Stock Option Committee has awarded options on the terms set forth below:

      Options Awarded Under the Stock Option Plan for 1994
                                             1994
                                   Number of       Per Share
                                    Shares        Option Price
Outstanding at beginning
  of year                          1,189,162      $21.75-$35.00
                                      22,992      $15.63-$17.00
                                   ----------
Total outstanding at
  beginning of year                1,212,154

Granted                              597,108      $13.88-$18.63
                                        -                  -
                                   ----------
Total granted                        597,108

Cancelled                           (300,000)     $30.00-$35.00
                                        (809)     $24.00
                                      (6,442)     $17.00-$17.75
                                   ----------
Total cancelled                     (307,251)

Outstanding at end of year           888,353      $21.75-$35.00
                                     613,658      $13.88-$18.63
                                   ----------
Total outstanding at end of year   1,502,011
                                   ==========

      Options Awarded Under the Stock Option Plan for 1994
                                             1993
                                    Number of      Per Share
                                     Shares       Option Price
Outstanding at beginning
  of year                          1,156,620      $21.75-$35.00
                                       -                    -
                                   ----------
Total outstanding at
  beginning of year                1,156,620

Granted                               40,000      $30.00-$35.00
                                      22,992      $15.63-$17.00
                                   ----------
Total granted                         62,992

Cancelled                             (7,458)     $21.75-$35.00
                                        -                  -
                                        -                  -
                                   ----------
Total cancelled                       (7,458)

Outstanding at end of year         1,189,162      $21.75-$35.00
                                      22,992      $15.63-$17.00
                                   ----------
Total outstanding at end of year   1,212,154
                                   ==========

Under the plan, 655,139 options granted become exercisable at a rate of one-fourth to one-third a year commencing one year after award and expiring from four to five years after award. An additional 846,872 options granted under the plan are cliff-vested and become exercisable from four to five years after award and expire six to seven years after award. As of February 4, 1995, there were 197,989 shares reserved for issuance under this plan and 345,283 shares exercisable.

VOLUNTARY STOCK OPTION PLAN
The Company has a non-qualified voluntary stock-option plan, under which certain key officers may receive options to acquire shares of the Company's common stock in exchange for a voluntary reduction in base salary. The plan was approved by stockholders on June 11, 1993 and was effective March 18, 1993. Options were granted as participants elected, pursuant to their Stock Option Agreement, to reduce their compensation for fiscal years 1993 and 1994. A total of 1,000,000 shares has been authorized for issuance. As of February 4, 1995, 240,284 options at an exercise price of $18.38 for 1993 salary reduction and 263,883 options at an exercise price of $15.50 for 1994 salary reduction have been awarded. Options granted are exercisable after three years and expire at the end of eight years.

14. INDUSTRY SEGMENT INFORMATION
The Company is engaged in developing and marketing products and services for consumers in the United States and Canada through a network of centrally managed retail locations. The Company operates in four business segments: Portrait Studios, Photofinishing, Wall Decor and Other Products and Services.

The Portrait Studios segment operates a professional portrait photography business, primarily through fixed location studios. The Photofinishing segment provides photofinishing services, primarily for amateur photographers, and sells film and other camera accessories. The Wall Decor segment markets an assortment of custom print reproductions and related accessories and provides custom framing services. The Other Products and Services industry segment consists of an electronic publishing business and other specialty services. Sales and operating earnings segment information is included in "Management Discussion and Analysis of Financial Condition and Results of Operations" and is incorporated by reference herein from the table on page 17 of this document (page reference is for published paper copy of the Annual Report). The following table sets forth certain information about each of these industry segments (amounts in thousands):

Selected Industry Segment Information for Fiscal Years 1994,
           1993 and 1992 (amounts in thousands)
                                   1994       1993       1992
DEPRECIATION AND AMORTIZATION:
    Portrait Studios             $ 12,121   $  6,332   $  6,015
    Photofinishing                 17,557     19,655     17,019
    Wall Decor                      2,918      2,578       -
    Other Products and Services     2,285      1,833      2,784
    Corporate                       3,015      3,063      2,941
                                 ---------  ---------  ---------
                                 $ 37,896   $ 33,461   $ 28,759
                                 =========  =========  =========
Identifiable assets:
    Portrait Studios             $110,890   $ 62,694   $ 49,353
    Photofinishing                118,592    125,044    133,156
    Wall Decor                     27,094     20,215       -
    Other Products and Services    11,135     11,276     12,607
    Corporate                      32,770     86,567     42,635
                                 ---------  ---------  ---------
                                 $300,481   $305,796   $237,751
                                 =========  =========  =========
Capital expenditures:
    Portrait Studios             $ 57,329   $ 18,960   $  2,378
    Photofinishing                 10,347     10,147     18,688
    Wall Decor                      8,030     14,057       -
    Other Products and Services     2,423      1,570      1,640
    Corporate                         884        625      4,560
                                 ---------  ---------  ---------
                                 $ 79,013   $ 45,359   $ 27,266
                                 =========  =========  =========

Substantially all of the Company's Portrait Studio business operates in the United States under a Sears, Roebuck and Co. ("Sears") license agreement that is terminable by either the Company or Sears upon 90 days notice. Except in connection with store closings, Sears has never terminated the operations of any of the Company's portrait studios. The Company's relationship with Sears is long-standing, and management has no reason to believe that Sears will exercise its rights under the agreement to materially reduce the scope of the Company's business with Sears.

15. STOCK REPURCHASE PLAN
The Company's Board of Directors announced on September 29, 1988, that it had authorized the Company to purchase up to 2,500,000 shares, or approximately 15%, of its outstanding common stock. In addition, on April 2, 1992, the Company's Board also authorized the purchase of an additional 2,000,000 shares of Company common stock. The Board has authorized purchases at management's discretion from time to time at acceptable market prices. Acquired shares are held as treasury stock and will be available for general corporate purposes. As of February 4, 1995, the Company had purchased 3,302,463 shares of stock for $74.5 million at an average stock price of $22.57.

16. STOCKHOLDER RIGHTS PLAN
On May 1, 1989, the Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The rights were issued under a Rights Plan, which entitles holders of common stock to purchase one one-hundredth of a share of Series A Participating Preferred Stock in the Company, or an acquirer of the Company, in the event of certain hostile efforts, as defined in the Rights Plan, to gain control of the Company. The rights issued expire on May 11, 1999, unless redeemed earlier. On August 26, 1993, the Board of Directors of the Company amended the Company's Stockholder Rights Plan. As a result of the amendment, the rights will be exercisable if any person or group (other than certain entities affiliated with the Company) becomes the beneficial owner of 15% or more of the Company's common stock. Under the original Stockholder Rights Plan the rights were exercisable at 20% of CPI common stock.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, RECEIVABLES,
ACCOUNTS PAYABLE AND ACCRUED EXPENSES
The carrying amounts approximate fair value at February 4, 1995, due to the short maturity of these financial instruments.

SHORT-TERM BORROWINGS AND LONG-TERM DEBT
The fair value of the Company's debt is estimated based on quoted market prices for similar debt issues with the same remaining maturities. On February 4, 1995, the carrying value and estimated fair market value of the Company's debt was $66.7 million and $61.9 million, respectively.

INTEREST RATE SWAP AGREEMENT
The carrying value of $774,000 represents the estimated liability if the Company were to terminate its position under the agreement and approximates the fair value of the interest rate swap based on LIBOR rates currently available to the Company.

18. CONTINGENCIES

The Company is a defendant in various lawsuits arising in the natural course of business. It is the opinion of management that the ultimate liability, if any, resulting from the resolution of such lawsuits will not have a material effect on the consolidated financial position or the results of operations of the Company.

SELECTED QUARTERLY FINANCIAL DATA
- ---------------------------------

The Company's portrait photography business is seasonal, with the largest sales volume during the third and fourth quarters, the period preceding and including the Thanksgiving and Christmas seasons. Additionally, in the first quarter of 1993, a provision of $1.6 million before taxes ($0.9 million after taxes) was recorded to cover the cost of certain early-retirement and employee-reduction programs. Also in the first quarter of 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," resulting in a one-time increase in net earnings of $2.1 million.

The following table sets forth selected financial data for the quarters of the Company's fiscal years ended February 5, 1994, February 6, 1993 and February 1, 1992. Although this information is unaudited, in the opinion of the Company, it reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods.

Since April 17, 1989, the Company's common stock has been traded on the New York Stock Exchange under the symbol CPY. Prior to that time, it was traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") under the symbol CPIC. The adjacent table sets forth the high and low last-sale prices of the common stock reported by the New York Stock Exchange or NASDAQ during the Company's last three fiscal years.

                             Selected Quarterly Financial Data
                          (in thousands except per share amounts)
                                       Quarter Ended
                          ---------------------------------------
                          Apr. 30,  July 23,  Nov. 12,   Feb. 4,
                            1994     1994       1994      1995
                          (12 wks)  (12 wks)  (16 wks)  (12 wks)
Fiscal Year 1994
Net sales                 $100,104  $104,651  $175,404  $152,995
Earnings before income
  taxes (loss)            $ (4,147) $  2,721  $  6,226  $ 18,728
Net earnings (loss)       $ (2,487) $  1,632  $  3,832  $ 11,846
Earnings per common
  share (loss)            $  (0.17) $   0.11  $   0.28  $   0.86
Weighted average number
  of common and common
  equivalent shares         14,581    14,342    13,829    13,744
Dividends                 $   0.14  $   0.14  $   0.14  $   0.14
Stock Price and Volume
High                      $  16.63  $  18.13  $  21.88  $  20.50
Low                       $  14.50  $  14.25  $  17.25  $  13.88
Volume (thousands)           1,361     1,922     2,376     1,313


                             Selected Quarterly Financial Data
                          (in thousands except per share amounts)
                                      Quarter Ended
                          ---------------------------------------
                           May 1,  July 24,  Nov. 13,   Feb. 5,
                            1993     1993       1993      1994
                          (12 wks)  (12 wks)  (16 wks)  (12 wks)
Fiscal Year 1993
Net sales                 $ 88,790  $ 95,386  $145,320  $146,024
Earnings (loss) before
 income taxes and
 cumulative effect of
 accounting change        $ (4,246) $  3,459  $  5,588  $ 13,718
Earnings (loss) before
 cumulative affect
 of accounting change     $ (2,538) $  2,067  $  3,353  $  8,235
Net earnings (loss)       $   (418) $  2,067  $  3,353  $  8,235
Earnings per common
 share
   Cumulative affect of
   accounting change      $   0.14  $   -     $   -     $   -
   Net earnings           $  (0.03) $   0.14  $   0.23  $   0.56
Weighted average number
 of common and common
 equivalent shares          14,663    14,680    14,673    14,645
Dividends                 $   0.14  $   0.14  $   0.14  $   0.14
Stock Price and Volume
High                      $  20.75  $  16.75  $  18.25  $  17.88
Low                       $  16.00  $  14.00  $  13.88  $  14.38
Volume (thousands)           1,790     3,153     1,731     2,309



                             Selected Quarterly Financial Data
                          (in thousands except per share amounts)
                                     Quarter Ended
                          ---------------------------------------
                          Apr. 25,  July 18,  Nov. 7,   Feb. 6,
                            1992     1992       1992      1993
                          (12 wks)  (12 wks)  (16 wks)  (13 wks)
Fiscal Year 1992
Net sales                 $ 92,636  $ 92,637  $126,468  $137,639
Earnings before income
 taxes                    $  3,491  $  5,968  $  9,907  $ 17,156
Net earnings              $  2,181  $  3,646  $  6,180  $ 10,608
Earnings per common
 share                    $   0.15  $   0.25  $   0.42  $   0.72
Weighted average number
 of common and common
 equivalent shares          14,727    14,672    14,655    14,658
Dividends                 $   0.14  $   0.14  $   0.14  $   0.14
Stock Price and Volume
High                      $  25.88  $  26.38  $  19.75  $  21.63
Low                       $  22.50  $  19.50  $  15.00  $  16.00
Volume (thousands)           1,991     2,014     2,280     4,019


INDEPENDENT AUDITORS' REPORT
- ----------------------------

The Board of Directors and Stockholders
CPI Corp.:

We have audited the accompanying consolidated balance sheets of CPI Corp. and subsidiaries as of February 4, 1995 and February 5, 1994, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 4, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPI Corp. and subsidiaries at February 4, 1995 and February 5, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 4, 1995, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP


St. Louis, Missouri
April 6, 1995

DIRECTORS AND OFFICERS
- ----------------------

MILFORD BOHM*
Retired founder and Chairman Emeritus, CPI Corp.

ALYN V. ESSMAN
Chairman of the Board and Chief Executive Officer, CPI Corp.

RUSSELL ISAAK
President, CPI Corp.

MARY ANN KREY*
Chief Executive Officer, Krey Distributing Co.

LEE LIBERMAN
Chairman Emeritus, Laclede Gas Company

NICHOLAS L. REDING
Vice Chairman, Monsanto Company

MARTIN SNEIDER
Co-Chairman--Executive Committee, Edison Brothers Stores, Inc.

ROBERT L. VIRGIL*
Principal, Edward D. Jones & Co.

*Member of the Audit Committee of the Board of Directors

ALYN V. ESSMAN
Chairman, Chief Executive Officer

OFFICE OF THE PRESIDENT
RUSSELL ISAAK--President
DAVID E. APRIL--Senior Executive Vice President
PATRICK J. MORRIS--Senior Executive Vice President

JANE E. NELSON
Secretary and General Counsel

CORPORATE OFFICERS
BARRY ARTHUR--Executive Vice President, Finance-Chief Financial
              Officer
EDMUND J. CHASE--Executive Vice President, Strategic Development
WILLIAM F. CRONIN--Executive Vice President, Marketing
FRAN SCHEPER--Executive Vice President, Human Resources
RICHARD TARPLEY--Executive Vice President, Manufacturing

DIVISION PRESIDENTS
R. L. BECK--CPI /Fox Photo Finish
THEODORE DE BUHR II--CPI Electronic Publishing
ARTHUR PADOVESE--Prints Plus
HARRY STECHER--Sears Portrait Studios and Canadian Operations

INVESTOR INFORMATION
- --------------------

MOST RECENT ANALYST REPORTS
McDonald & Company, Jeffrey S. Stein, September 7, 1994
Morgan Keegan & Co., Craig T. Weichmann, December 22, 1994
Smith Barney, Peter J. Enderlin, December 29, 1994
Value Line, Phillip M. Seligman, March 3, 1995

STOCK TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company, 2 Broadway, New York,
New York  10004

AUTOMATIC DIVIDEND REINVESTMENT
The automatic dividend reinvestment plan is a convenient way for shareholders to increase their investment in the Company, with all brokerage commissions and service charges paid by CPI Corp. Cash contributions in the amount of $10 to $10,000 per quarter can also be made toward the purchase of additional shares. For a plan description, enrollment card or other information, write or call the Shareholder Service Department at CPI Corporate Headquarters.

AT THE COMPANY
Alyn V. Essman
Chairman
CPI Corp., 1706 Washington Avenue, St. Louis, MO 63103-1717
(314) 231-1575, Extension 3240

AT THE FINANCIAL RELATIONS BOARD, INC.
George Zagoudis
Senior Associate and Account Group Supervisor
John Hancock Center, 875 N. Michigan Avenue, Chicago, IL 60611
(312) 266-7800

David Mandy
Associate and Market Intelligence Executive
675 Third Avenue, New York, NY 10017, (212) 661-8030

ANNUAL MEETING/CORPORATE HEADQUARTERS
The annual meeting of stockholders' will convene at 10:00 a.m., Tuesday, June 13, 1995 at the Corporate Headquarters, 1706
Washington Avenue, St. Louis, MO 63103-1717.

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
St. Louis, MO

CPI Corp.
1706 Washington Avenue, St. Louis, Missouri 63103-1717,
(314) 321-1575
NYSE: CPY