Form 10-K405, Exhibit 13
period 1996-02-03
CPI CORP
filed 1996-05-02
CIK 25354

EXHIBIT (13)

                       ANNUAL REPORT TO SHAREHOLDERS

Following is CPI Corp.'S 1995 Annual Report to Shareholders required by Item 601 of Regulation S-K. The original Report was prepared in paper format and has been reformatted here to comply with the electronic filing requirements of the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.

(Front cover of Annual Report to Shareholders)











                              CPI Corp.

                                1995

                            Annual Report








(Pictures:  three pictures of a small girl going from an
            unfocused presentation to a focused presentation imposed over a picture of several CD ROM disks)







                 Blending technology, ingenuity and

       customer service to define our direction for tomorrow

AT A GLANCE
- -----------

With almost 1,800 retail locations, CPI is the market leader in two segments of the photography industry--preschool portrait photography and one-hour photofinishing--and the leader in the wall decor industry. Following three years of declining profits due mainly to intense competition in CPI's core business, portrait photography, the Company recorded a turnaround in operating earnings in 1994 and 1995. Management believes that long-term profits will show increasing gains as a result of the following:

LEADING POSITION IN THE HIGHLY COMPETITIVE PRESCHOOL PORTRAIT
PHOTOGRAPHY MARKET
* As the exclusive Sears Portrait Studios operator, CPI continues a 35-year partnership, with 910 studios in all major Sears stores in the U.S., Puerto Rico and Canada, and 105 studios in non-Sears shopping centers.
* Despite the high level of competition, the Company has maintained market share while concurrently improving its market position by developing new marketing programs employing digital imaging technology to enhance products significantly and elevate customer service. By mid-year 1995, the technology-based programs were installed in all U.S. and Canadian studios as the first phase of a $147 million development program that is repositioning the business.
* Enthusiastic customer response to the new programs has resulted in significant gains in segment sales and earnings. Further growth is anticipated as a result of continuing enhancement and expansion of the programs.

LEADING POSITION IN THE INCREASINGLY COMPETITIVE ONE-HOUR
PHOTOFINISHING MARKET
* From a start-up venture in 1982, this business has developed into CPI's second major segment.
* Through a combination of new store openings and acquisitions, the most significant of which was over 300 Fox Photo labs in 1991, the division has expanded to its present 611 locations, the largest stand-alone minilab operation in the U.S. While photofinishing is the primary customer service, significant revenues are generated by providing additional services and products to those customers.
* Responding to significantly increased competition from mass merchants, management has initiated a strategy to reposition its photofinishing business, through the application of advanced imaging technology, by developing unique new high-appeal consumer services and products that competitors either cannot offer or choose not to offer.

CONTINUED GROWTH IN THE WALL DECOR RETAIL BUSINESS
* Prints Plus is the leading company-owned retailer of posters, prints and framing service in the U.S., offering unparalleled product selection tailored to each market's tastes, plus "while-you-wait" framing service.
* Acquired in May 1993, the new business has contributed significantly to CPI's operating earnings each year since.
* Plans call for aggressively developing the operation of CPI's third major segment, adding 15 to 20 stores annually in prime mall locations over the next several years.



Capital for the expansion and upgrading of CPI's various businesses will come from operating cash flow, which has averaged
$44.1 million over the past five years, with supplemental funding provided by the 1993 private note placement and available short-term bank financing.

ACCOMPLISHMENTS AND HIGHLIGHTS
- ------------------------------

1995 ACCOMPLISHMENTS

* Following three-year decline, earnings from continuing operations recorded second consecutive annual increase, with 6.1% gain over 1994 results.

* Completed installation of new digital imaging technology and associated marketing programs in all Sears Portrait Studios, including those in Canada. Very favorable customer acceptance to new product offerings resulted in continuing gains in division sales, earnings and margins. Continued program of enlarging and remodeling studios. Continued development of new technology-based products and services for introduction in 1996 and beyond.

* Began testing new photofinishing products and services based on applications of digital technology in order to gain competitive advantage over mass merchant photofinishers.

* Expanded Prints Plus operation with the net addition of 24 new locations, making a total of 144, with further expansion planned for 1996 and beyond. The division, which is now the Company's third major segment, made a significant contribution to corporate profits for the third consecutive year since acquisition.


FINANCIAL HIGHLIGHTS (in millions of dollars, except percents and per share data)

                                      One Year          Five Year
                     1995     1994    % Change    1990  % Change*
Sales (continuing
  operations):
  Portrait Studios  $279.6   $276.4     1.1 %    $279.1    0.0 %
  Photofinishing     188.4    191.2    (1.5)%      81.6   18.2 %
  Wall Decor          58.7     49.9    17.6 %       --      --
    Total           $526.7   $517.5     1.8 %    $360.7    7.9 %
Operating earnings
  (continuing
  operations):
  Portrait Studios  $ 42.6   $ 38.5    10.8 %    $ 66.2
  Photofinishing       3.3      4.5   (27.8)%       3.7
  Wall Decor           5.4      5.5    (2.4)%       --
    Total             51.3     48.5     5.6 %      69.9
  Income from
    continuing
    operations        31.7     30.3     4.5 %      49.3   (8.5)%
  Net earnings,
    continuing
    operations        17.6     16.6     6.1 %      35.0  (12.8)%
  Discontinued
    operations        (3.3)    (1.8)  (83.0)%      (1.4)
                    -------  -------             -------
  Net earnings        14.3     14.8    (3.3)%      33.6  (15.7)%
Average shares
  outstanding
  (millions)          14.0     14.1    (0.8)%      15.4
Per Share:
  Earnings,
    continuing
    operations      $  1.26  $  1.18    6.8 %    $  2.28 (11.2)%
  Discontinued
    operations        (0.24)   (0.13) (84.6)%      (0.09)
                    -------  -------             -------
  Net earnings         1.02     1.05   (2.9)%       2.19 (14.2)%
  Dividends            0.56     0.56     --         0.50
  Tangible book
    value              8.88     8.00   11.0 %       9.66
  Price:
    High            $ 22.13  $ 21.88    --       $ 32.88
    Low               14.25    13.88    --         24.25

* compound annual rate 1990-1995

Charts: Portrait Studio sales and earnings increased in 1995 with the continuing success of new marketing programs, while
 Photofinishing results reflected an increasingly competitive retail environment. The Wall Decor segment recorded increased sales and positive contributions to corporate earnings.


SEGMENT RESULTS IN MILLION OF DOLLARS - SALES


                    Portrait       Photo-      Wall
                    Studios      finishing     Decor
1995                $ 280         $ 188       $  59
1994                  276           191          50
1990                  279            82          --



SEGMENT RESULTS IN MILLIONS OF DOLLARS - OPERATING INCOME


                    Portrait       Photo-      Wall
                    Studios      finishing     Decor
1995                $ 42.6        $  3.3      $  5.4
1994                  38.5           4.5         5.5
1990                  66.2           3.7          --


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

BUSINESS PHILOSOPHY
The depth of experience and leadership skills of senior management are focused on producing long-term results for CPI. Although profits declined over the three years prior to 1994, the Company successfully responded in the context of maintaining market leadership and improving its competitive advantage--both aimed at generating sustainable growth in earnings per share. Strong cash flows continue to be a cornerstone of CPI. Management strives to produce higher returns to shareholders through a combination of expansion, acquisitions, dividends and repurchase of shares.

DISTINCT DIFFERENCES
CPI differs from typical retailers in several significant aspects:
  * CPI has historically been at the forefront in developing and implementing new consumer marketing programs that enhance products and services through the application of advanced technology, much of which has been developed internally.
  * Whereas most retailers focus on the display and resale of products, CPI's businesses focus more on providing high value-added services. These services employ state-of-the-art technology and yield gross margins above industry norms. This has required a significant investment in both software and production hardware, much of which was developed internally on a proprietary basis.
  * The management of inventory is a continuing challenge for most retailers. The three typical problems in this area are onerous working capital requirements, obsolescence and shrinkage. Two of CPI's businesses have significant freedom from each of these. Inventory consists primarily of production materials related to work in progress and is relatively small compared to that of typical retailers. Therefore, it is less burdensome on working capital. Obsolescence is not a factor because CPI's services take the form of personalized products, i.e., a customer's vacation pictures or portraits of a customer's baby. Finally, shrinkage is almost non-existent because these pictures are valuable only to the purchaser.
  * CPI's two major businesses--portrait studios and one-hour photofinishing--may be less negatively affected by general economic downturns than are many retailers. This is because much of the Company's activity is driven by time-specific personal events, such as birthdays, graduations, vacations or holidays. Customers do not casually defer purchases for such occasions.

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

Charts below: Since 1984, the compound annual sales growth rate has averaged 10.9% through 1995. Dividend payout is expected to return to less than 40% of earnings with continued improving performance.


SALES IN MILLIONS OF DOLLARS


                           Dollars
1986                       $ 254
1987                         283
1988                         311
1989                         337
1990                         361
1991                         400
1992                         434
1993                         460
1994                         518
1995                         527



EARNINGS* AND DIVIDENDS IN MILLIONS OF DOLLARS


                           Earnings     Dividends
1986                       $ 19.4       $  1.4
1987                         25.8          2.7
1988                         32.6          4.1
1989                         33.8          6.6
1990                         35.0          7.7
1991                         29.7          8.4
1992                         24.8          8.2
1993                         13.0          8.2
1994                         16.6          7.9
1995                         17.6          7.8


*Excluding $2.1 Million credit for 1993 accounting change.



FINANCIAL HIGHLIGHTS
- --------------------

(Pictures:  on this page is a picture of a chart showing Stock
Trading Price and Volume provided by Standard and Poors as of April 15, 1996 captioned: "Stock Trading Price and Volume
Reprinted by permission of Standard & Poors."



Symbol/ Market:        CPY             (NYSE)

Market Price:          15 7_8          (4/15/96)
Price Range:           22 1_8-14 1_8   (12 months ended 4/15/96)
Market Capitalization: $220.8 million  (4/15/96)
Shares Outstanding:    13,907,579      (4/15/96)
12 Months Earnings
  Per Share:           $1.26           (FY '95)*
Dividend Rate:         $0.56 per share
Current P/E:           12.60           (4/15/96)


*continuing operations




FINANCIAL RATIOS FYE

                              2/3/96           2/4/95
Income from Operations*        6.0%             5.9%
Tax Rate                      36.1%            37.0%
Net Earnings*                  3.4%             3.2%
Return on Assets*              5.9%             5.4%
Return on Equity*             10.6%             9.5%


*continuing operations



SALES AND EARNINGS: From the initial public offering in 1982 through fiscal 1990, CPI averaged a compound annual growth in sales of 15.7% and in earnings per share from continuing operations of 19.7%. Net earnings as a percentage of sales averaged 8.3% during this period, and the average return on equity was 30.7%. The growth was due primarily to the aggressive expansion of the Sears Portrait Studios operation and, secondarily, to the 1982 launch and subsequent development of the CPI Photofinish division. Although sales continued to increase from 1991 through 1993, primarily due to acquisitions, net earnings slipped in each of the three years as a result of an increasingly competitive retail environment. The earnings decline was reversed in 1994, primarily due to significant sales and profit growth in the Portrait Studio segment with the introduction of new technology-based marketing programs, plus the full-year contribution of the Prints Plus business. Excluding the net losses from discontinuing the electronic publishing business, the earnings rebound continued in 1995.

FISCAL 1995: CPI's net sales from continuing operations increased 1.8% to $526.7 million from $517.5 million. Net earnings from continuing operations were $17.6 million in 1995 versus the prior year's $16.6 million, and earnings per share from continuing operations were $1.26 versus $1.18. Including total losses from discontinued operations, 1995 net earnings and net earnings per share were $14.3 million and $1.02, respectively, compared to $14.8 million and $1.05 in 1994.

Portrait Studios sales in 1995 increased 1.1% to $279.6 million from $276.4 million, as positive consumer response to the new technology-based marketing programs drove the average sale higher, more than offsetting an expected decline in portrait sittings. Operating earnings increased to $42.6 million from $38.5 million, while operating margins as a percentage of sales expanded to 15.2%, from last year's 13.9%.

Photofinishing sales decreased by 1.5%, to $188.4 million from $191.2 million, primarily the result of a 5.2% reduction in operating weeks as some unprofitable locations were closed during the year. Operating earnings declined to $3.3 million from $4.5 million, partly due to the ongoing highly competitive environment in the industry.

Sales in the Wall Decor segment were $58.7 million, up from $49.9 million, in the company's second full year operating the Prints Plus chain since its 1993 acquisition. The growth was mainly from new stores opened in the year. Operating earnings were down slightly to $5.4 million from $5.5 in 1994, mainly due to reduced same-store sales from the weak fourth quarter retail activity, in addition to start-up expenses related to the new stores.

FINANCIAL STRENGTH: Cash flows from operations have historically been strong, even in the recent down period, and have enabled CPI to pursue growth through expansion and acquisitions, and increase shareholder value through dividends and repurchase of shares. Cash disbursements in 1995 included $48.8 million in capital expenditures and $7.8 million in dividends.

STOCKHOLDERS' EQUITY: From $22.8 million at the end of fiscal 1982, shareholders' equity reached $174.2 million in 1995, primarily through retained earnings. Cash returned to shareholders consisted of cumulative dividends of $63.8 million since the initiation of a regular quarterly payment in December 1985 and $74.5 million used to purchase Company stock since the stock repurchase plan was authorized in September 1988.

Chart: At the end of fiscal 1995, the Company's equity totaled $174.2 million. Through the repurchase of 3.3 million shares beginning in 1988, continuing shareholders' proportionate ownership has increased by 23.8%. Cash flows have historically remained strong, even in periods of declining earnings.


EQUITY AND CASH FLOW FROM OPERATIONS IN MILLIONS OF DOLLARS


                          Cash Flow    Equity
1986                       $ 33       $  94
1987                         47         117
1988                         43         137
1989                         53         133
1990                         50         152
1991                         52         160
1992                         37         172
1993                         38         176
1994                         40         166
1995                         54         174


TO OUR SHAREHOLDERS
- -------------------

(pictures:  on this page is a picture of Alyn V. Essman captioned:
"Alyn V. Essman, CPI Chairman of the board and Chief Executive
Officer.")

In 1992, embarking on the tumultuous beginning of an excursion into the second 50 years of CPI's development, we spoke of valleys to cross and hills to climb and the need for confidence and support to assure a successful journey out of the competitive morass then prevailing. That year's annual report made the first mention of plans to leverage our expertise in digital imaging technology--embodied in the Strategic Development (SD) task force--as a means of achieving that objective. No one thought the road would be easy, but we felt that by 1994 we would be able to lay a foundation in our portrait studio business that ultimately would lead to enduring success. In closing 1995, we can attest to the successful implementation of the programs that brought about revolutionary changes in the operation of the Sears Portrait Studios.

In the midst of that effort, we recognized the need to reposition our photofinishing segment in a similar manner, with a time-line focused on 1996 implementation. In some respects, the challenge facing our second-largest business is even greater than the one our portrait studio segment successfully countered. The large discount and drug store chain operations are more numerous, have deeper pockets and, most important, have different strategic objectives for their photofinishing business than our portrait studio competitors, and many elements of the latest photofinishing technology are available to them. We believe, however, that we may be able to take similar technology, shape it to our own purposes, and apply it in a way that will enable us to bring to market unique, highly appealing products and services that actively involve our customers.

The following statement by Alyn V. Essman is inserted here in offsetting type: "Our customers experience satisfaction through their active physical and emotional involvement in the transaction--and in the process, derive significant value from the product or service."

To that end, we are testing a variety of new image management systems, one of which offers the customer the ability to review on a color video monitor a roll of film prior to printing, then have any combination of quantity and sizes printed of each exposure. Other test programs include one offering around-the-clock film drop-off, with automated order entry plus credit card payment--convenience similar to that of an ATM banking facility. Initial results from these tests indicate that customers assign a higher value to such special services. Their reaction is similar to that of our portrait studio customers, who have willingly invested more, on average, for the expanded selection of the Portrait Preview System(SM) than for a basic low-price advertised portrait package.

In both the portrait studio and the photofinishing operations, we are engaged in a merger of disparate basic processes, as digital imaging technology is being combined with conventional silver-halide photography methods to provide enhanced products and services to current customers and attract new ones. A likely longer-term result will be the total integration of our various businesses in our corporate consciousness, and ultimately in our customers' eyes, as well. This structural transformation is being facilitated in part by strategic alliances we are forming with leading-edge players in the realm of imaging technology, combining their vast developmental resources with CPI's retail management and marketing expertise. Our mutual objective is to develop means by which we can bring satisfaction to our customers through their active physical and emotional involvement in the transaction--and in the process, add significant value to the product or service.

In 1992 we spoke of our technical competence and a strong balance sheet as valued resources. We are now postured to apply both to the job at hand. As we enter 1996, we have announced a well-focused program to shed all diversions and focus ever more tightly on our core businesses. We know how strong emotional ties can be to personal images. Recognizing this bond, we are concentrating our resources and efforts in the areas that offer the highest potential to satisfy our customers' needs to capture and preserve their memorable events, making the images available for multiple uses throughout their lifetime, to be then handed down from generation to generation.

Those efforts entail the synergistic combination of all our endeavors in achieving what we have determined to be our mission:
to preserve personal memories through creative imaging for families--a mission we undertake with enthusiasm.

The following statement by Alyn V. Essman is inserted here in offsetting type: "Our mission--to preserve personal memories through creative imaging for families."

Vision is sometimes obscured from the valley, but as we move farther along and can see the future better, we know it's time to act--and act we will!

April 15, 1996

/s/ Alyn V. Essman

Alyn V. Essman

SEARS PORTRAIT STUDIOS
- ----------------------

(Pictures:  on this page is a picture of a young child captioned:
"CPI's major business is professional portrait photography of babies, children, adults and family groups in 1,015 permanent studios, which CPI operates in the U.S., Puerto Rico and Canada as Sears' exclusive portrait photography concessionaire.")

THE PRE-SCHOOL PORTRAIT MARKET
The Company believes it is the largest participant in the over $1 billion portrait market of children under six years old. Although earlier U.S. Census Bureau population projections predicted declining preschool population through the year 2000, for the past six years the birth rate has been in the four million range annually, supporting what should be a strong market over the next several years. Moreover, the population of grandparents, the most common recipients of photos, is growing as Americans live longer.

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

CPI-SEARS RELATIONSHIP
CPI is Sears' exclusive portrait service and its leading concessionaire, with the over 35-year relationship benefiting both companies. Throughout this long period, CPI and Sears have worked together in creating the mass portrait market, progressing from traveling photographers to permanent studios, developing pre-printed full-color portrait packages, and introducing services based on state-of-the-art technology such as the new Portrait Preview System(SM). As evidence of its ongoing contributions and importance to Sears, CPI was again in 1995 awarded the prestigious "Partners in Progress" award, marking the eleventh time in the past thirteen years, and in Canada in 1995, Sears bestowed on CPI the first "Partners in Progress" award ever accorded a Sears concessionaire. Still more noteworthy, in 1994 Sears honored CPI with the first "Chairman's Award" ever to be awarded to a Sears Licensed Business in recognition of the significance of CPI's new ground-breaking, technology-based marketing program.

The trust and integrity of the Sears name is a powerful asset in CPI's dealings with customers. The value of this asset has been strengthened with the recent resurgence of Sears as a formidable competitor in the department store arena. Also, using Sears' daily cash management and accounting systems offers CPI valuable control mechanisms.

Through its relationship with CPI, Sears enjoys substantial license fees and additional advertising exposure of the Sears name, with only minimal investment of its own capital and management resources. Sears provides floor space and basic services, while CPI recruits, trains and manages its own personnel, develops and executes its own advertising and marketing plans, and makes its own investment in improvements and equipment. In 1995, CPI spent $42.4 million, representing 15.2% of sales, in advertising the Sears name in connection with the portrait studios, primarily directed to women with young children, a highly valued customer base for Sears.

(Pictures: on this page are four pictures of portraits of two young children captioned: "Although the filmless technology used to create both the original and digitally enhanced portraits above is presently in the testing stage, they illustrate but one of many directions that digital imaging opens for CPI in the future.")

RECENT DEVELOPMENTS
With CPI's Sears program as a model, competition in the U.S. preschool photography market began increasing dramatically in 1990. Concessionaires to other large chain retailers--JCPenney, Kmart and Wal-Mart--began converting their traveling photography operations to permanent studios, while also installing studios in new stores being opened by the retailers. The expansion continued unabated through 1995, as the number of permanent, directly competing studios increased from just over 600 to about 3,600 over the six-year period. During the same time span, the number of Sears studios in the U.S. increased only from 840 to 896 including studios added in malls without a Sears store.

The competitive expansion was supported by increasingly aggressive promotions offering more and more portraits at very low prices, with the large advertised packages decreasing the probability that a customer would purchase additional portraits, thereby significantly capping the profit potential from additional sales. CPI responded to this competition with aggressive promotional campaigns to maintain its leading position, and concurrently developed new technology-based marketing programs that could provide a significant, lasting competitive advantage to the company. The architecture of the computer system operating the programs--with software created almost entirely by CPI engineers and software writers--was designed to allow for expansion far into the future.

The new programs were developed by a special Strategic Development (SD) Task Force which was charged with achieving a full understanding of customers' desires and motivating influences. Extensive consumer research revealed that while some customers at certain times are in the market for a large number of portraits at a low price, at other times those same customers base their decision on other factors such as freedom of choice, and flexibility in poses, sizes and quantity. The SD group, drawing on CPI's 5-year experience in digital imaging technology, embarked on extensive marketing tests that led to the development of new tools and processes to provide customers with a more rewarding, friendlier studio experience and new products to heighten customer interest. The resulting technology-based program was designated the Portrait Preview System(SM).

Based on positive results of these tests, the Company committed to the installation of the Portrait Preview System(SM) in all studios as the first phase in a 5-year upgrade program. The rollout in the U.S. studios, which was accomplished from March to October 1994, was supported by the most comprehensive employee training program in CPI's history. Installation in all 1,000-plus studios was completed in only 18 months.

1995 OPERATING RESULTS
In 1995, promotional activity was focused on the benefits to the customer offered by the new technology. The result was a higher average sale, more than offsetting an anticipated decline in customer traffic, with sales increasing 1.1% to $279.6 million from the prior year's $276.4 million. Operating income was up 10.8%, to $42.6 million from $38.5 million, the second consecutive annual increase after a three-year decline, as operating margin grew to 15.2% from 13.9%.

(Pictures: on this page is a picture showing a customer, her child and pictures and a customer, her child, an employee and the Portrait Preview System(SM).

OUTLOOK
The Portrait Preview System(SM) provides great flexibility that enables the photographer to involve the customer in the selection of her favorite expressions and poses of her child. In this process, which takes place in the studio camera room, the photographer is a creative partner working in the interests of the customer. After the camera room sitting, the customer can make an immediate selection from the video screen or take home a set of full-color proofs of selected poses and order later. She can choose a large, pre-set assortment of portraits of the first acceptable single pose at a very competitive advertised price, or choose the Custom Portraits by Sears option, which offers virtually any number and combination of poses and sizes. As a result of the relaxed studio environment and the wide range of product choices, the vast majority of CPI's customers--free of any sales pressure--are now placing an order at the time of the sitting.

Customer and employee response to the new portrait experience has been extremely favorable, mainly due to the friendlier, low-stress transaction, combined with the strong appeal of the new technology-based products. The majority of customers participating in research focus groups indicated that the system is very easy to use and that the portraits portrayed on the screen are representative of their finished portraits. Most said they prefer being left alone at the monitor while selecting their portraits.

Positive customer reaction to the Portrait Preview System(SM) is the result of much more than just the technology-based products and the ease with which they can be selected and ordered. As a result of intensive training programs, the very culture of the studio process has been changed. An environment that many customers felt was filled with sales pressure has been supplanted by one of support and cooperation, as employee attitudes have refocused on total customer satisfaction.

(Pictures:  on this page are two Portrait Creations(TM) captioned:
"Portrait Creations represent a new product choice for Sears
Portrait Studio customers--one that many customers have chosen to make."

In 1995, CPI continued its tradition of innovative product development through applied technology with a series of new offerings--some of which are still evolving. One of the most exciting of these is Portrait Creations(TM)--collages of multiple portraits, with each grouping framed in an attractive colorful mat with a unifying graphic theme, such as a personal event (birthday), a holiday (Christmas), an activity (sports, for example) plus a variety of other attractive designs. The customer chooses three poses from the sitting and views them on the video monitor in several digitized formats, then selects the design she prefers, which is immediately printed for her to take home. In addition to the generic thematic designs, tie-ins to specific attractions are being developed, such as the Ringling Bros. Barnum & Bailey Circus, which is currently being co-sponsored by Sears, as well as designs that feature regional themes. Portrait Creations(TM) products were introduced after mid-year 1995, and have met with immediate customer approval.

(Pictures:  on this page are three pictures showing a remodeled
Sears Portrait Studio.)

Other new products include customized slimline greeting cards, available in an expanding selection of designs suitable for many occasions and situations, with French or Spanish captions available (in addition to English) in selected markets where appropriate. Another new program features graduation portraits for seniors. A collection of new designer frames has also met with favorable response. Longer-range developments currently in the test phase include a new digital camera, as well as digitized portrait backgrounds that are viewed and selected at the video proofing stage following the sitting.

To enhance the total portrait experience further, the Company is significantly improving the functionality and ambiance of the studios, increasing their size and installing new custom fixtures and furniture. The decor features rich, vibrant colors, bold graphics and dramatic lighting. A selection of fresh posing backgrounds, new camera room lighting and new child-themed props has also been added.

Recognizing the importance of this endeavor, Sears and CPI in 1994 entered into a new 5-year licensing agreement and are working together to coordinate the studio remodeling with Sears' previously announced $4 billion capital expenditure program in which the retailer is upgrading and remerchandising its stores.

Over the 1994-95 period, almost 300 studios were remodeled and upgraded, and about 120 more are scheduled for 1996. The upgraded design will also be incorporated in 20 to 25 new studios that are scheduled to open in 1996. Capacity is being further expanded by the installation of additional camera rooms in existing studios, primarily those that are being remodeled. Remodeling of the remaining U.S. locations will be completed in conjunction with the Sears store-remodeling schedule.

Through 1995, CPI's investment, including new technology, training, studio remodeling,and added enhancements, has totaled over $95 million.The project is being funded by the August 1993 private note placement, plus continuing cash flow from operations.

Although competition is expected to continue at an intense level in the foreseeable future, CPI management believes that, within the portrait studio industry, the Company represents a unique combination of marketing expertise, financial strength, technological capability and in-depth understanding of customer needs that will enable it to continue to build on recent achievements and significantly increase its contribution to overall corporate profits.

Charts: The Sears Portrait Studios have recorded a long history of growth in total revenues as a result of added locations combined with increases in average sales per location. Following a period of declining results, due primarily to an increasingly competitive environment, sales and operating margin improved somewhat in 1995 with the introduction of new marketing programs.


REVENUE GROWTH IN MILLIONS OF DOLLARS


                           Dollars
1986                       $ 178
1987                         195
1988                         219
1989                         235
1990                         253
1991                         251
1992                         256
1993                         237
1994                         275
1995                         278



OPERATING EARNINGS AS A PERCENT OF SALES


                             Percent
1986                         27.0%
1987                         27.7%
1988                         28.2%
1989                         26.7%
1990                         25.1%
1991                         23.1%
1992                         18.9%
1993                         12.6%
1994                         13.9%
1995                         15.2%


CPI PHOTO/ FOX PHOTO

(Pictures: on this page is a picture showing various photographs developed at the Company's CPI Photo/Fox Photo stores with various products also available for sale at the stores such as photo albums and frames.)

CPI, the nation's largest owner/operator of stand-alone photofinishing minilabs, entered the business in 1982, and through a combination of new store openings and acquisitions, expanded the operation to its present size and sales volume. The most significant acquisition, that of Fox Photo, Inc. in 1991, added over 300 locations and almost doubled the size of the business. With the closing of a number of marginal labs in 1995, the division's year-end total stood at 611 locations.

THE MINILAB MARKET
In 1994, the most recent full year reported by the Photo Marketing Association, total retail amateur photofinishing sales were $5.54 billion, 1% above the 1993 total of $5.48 billion. Stand-alone minilabs held a 23% share of sales, down from the prior year's 25%, with revenues of $1.3 billion. Total industry rolls processed increased by 3%, while the stand-alone minilab segment's share of rolls declined to 14% from 15%. Although 1995 totals are not yet available, PMA preliminary results indicate that industry roll processing showed a slight decline in the first nine months.

In the past few years, the one-hour retail photofinishing industry has become increasingly competitive as mass merchandisers, supermarkets and drug store chains have added one-hour photofinishing service. While all three groups saw growth in roll share through 1992, only the discount store category has recorded increases since then. Wal-Mart, Eckerd Drug, and Qualex (Eastman Kodak's subsidiary and the dominant wholesale lab operator now offering one-hour service in Kmart, Walgreens and numerous grocery chains) have been especially active in expanding one-hour service.

As a partial consequence of this expansion, the industry has undergone a consolidation process over the past several years.
In just the two-year 1992-93 period, specialty retailers--primarily stand-alone minilab operators--closed about 1,500 locations, while mass merchandise retailers opened a like number over the same period. In 1994 there was a net increase of about 1,500 mass merchant outlets throughout the nation, while the number of specialty retailers remained fairly constant. In the face of this increased competition, CPI's minilab business has maintained sales levels fairly well, but suffered margin declines.

1995 OPERATING RESULTS
Revenues in 1995 slipped 1.5% to $188.4 million from $191.2 million in 1994--the reduction primarily due to 5.2% fewer operating weeks, as 64 unprofitable locations were closed during the year. Same-store sales actually increased marginally, although same-store roll volume was slightly lower. Operating earnings declined to $3.3 million from $4.5 million, reflecting the increasingly competitive environment in the industry. Earnings were also negatively affected by a continuing slight shift in the sales mix from photofinishing services into lower margin products, such as film, cameras and accessories. In 1995, the division absorbed non-cash expenses totaling $16.2 million, which, when added to $3.3 million in operating earnings, produced cash flow of $19.5 million before capital expenditures, versus $22.1 million in 1994.

OUTLOOK
In 1994, a new task force was formed within the existing Strategic Development (SD) group and charged with the objective--similar to that previously given to the original portrait studio group--of developing applications of digital imaging technology to provide customers with new options in film processing. In particular, the task force is active in the development of personalized services with strong consumer appeal, but which mass merchants, for various reasons, cannot offer or choose not to offer.

In conjunction with this developmental activity, the division is investing in new technology to enhance currently offered services. New digital scanners, which improve product quality and customer service, were installed in over 180 of the division's locations in 1995, with about 220 more scheduled in 1996. The scanners use state-of-the-art computer programs to analyze and adjust color values, density and contrast to produce prints of superior quality. The application of this new technology, which is totally supportive of the programs being developed by the new SD task force, is called Smart Color(SM).

One such program, called Photo Preview, scans and digitally stores in the system's computer memory all the exposures on the customer's roll, allowing the customer to view the individual exposures on a large color video monitor, decide which ones to have printed, and order prints in the quantity and sizes desired of each exposure. The customer pays only for those selected and receives the proof sheet at no charge. Developed internally by the SD group, the system is unique and exclusive to the Company's minilabs.

The Photo Preview system's development has followed CPI's time-tested process in which a concept is first worked out, then carefully tested in prototype form--the system's current phase. At the next level, planned for later in 1996, the program will be further tested in a major market prior to any rollout that would require aggressive capital investment.

CPI's photofinishing division will also be active in another form of new technology--the Advanced Photo System (APS) developed by a consortium of photo industry leaders. This totally new system offers a wide range of enhanced consumer benefits--some never before available--and is expected to have a strong appeal to upscale amateur photographers--typical CPI minilab customers. The new system will also be available in a low-cost, single-use format to reach the broader market. As soon as the new cameras, film and processing are available, all of the Company's minilabs will feature the APS concept prominently.

Chart: Since 1983, revenues have grown from less than $6.0 million to $188.4 million in 1995.


CPI PHOTOFINISHING REVENUE GROWTH IN MILLIONS OF DOLLARS


                           Dollars
1986                       $  51
1987                          61
1988                          69
1989                          76
1990                          82
1991                         121
1992                         169
1993                         187
1994                         191
1995                         188


In 1995, 64 minilabs were closed when, as their leases came up for renewal, their long-term profit outlook was carefully reviewed and judged to be marginal. During the same 1995 period, 15 new labs were opened. Equipment from the closed locations was relocated to other minilabs. Up to 10 new minilabs are scheduled for 1996--all in existing core markets to take advantage of economies of scale in advertising and field management. To serve the needs of customers better, the new labs will be larger than current locations to accommodate additional equipment and many will offer drive-through service for added convenience.

At mid-year 1995, a new operations management team accepted the challenge of infusing the division with new energy and improving structural efficiency, while developing programs in conjunction with CPI's marketing and technology teams. An intensive customer-focused training program was implemented in all of the division's locations just prior to the 1995 fourth quarter holiday season, and trainers are being added in all major markets to ensure continuing concentration on the delivery of high-level service. This is a key component of CPI's value-added strategy. Also, at the beginning of the new fiscal year, the top level of field supervision was consolidated in an action designed to improve both efficiency and internal communications.

While ongoing expansion of one-hour service by aggressive mass merchants will continue to increase that segment's share of the amateur photofinish market, CPI, through the development of unique new products and services, plans to satisfy a significant latent need that cannot be easily accessed by those competitors. With these programs beginning to bear fruit by late 1996 or early 1997, management believes the division can be repositioned relative to competition, leading to the restoration of profit margins to a more rewarding range.

(Pictures: on this page is a picture of a customer using the Photo Preview System captioned: "Currently in the test stage, the Photo Preview System (left) allows the customer to indicate cropping instructions by simply touching the monitor screen, then selecting the print quantity and size--whether standard or enlarged."

PRINTS PLUS
- -----------

(Pictures: on this page is a picture of a framed print and of a Prints Plus retail store.)

CPI's 1993 acquisition of Prints Plus represents the development of a third strong operating segment. Prints Plus is the leading non-franchise posters, prints and framing retailer in the U.S., operating 144 locations in prime regional shopping malls throughout the country. It is a well-run company with a strong, experienced management team whose operational criteria and practices parallel those of CPI. As such, the new business represents a strategic fit with CPI's existing capabilities and provides an opportunity for advantageous investment of the Company's resources.

In 1995, Prints Plus recorded sales of $58.7 million, 17.6% above the prior year's $49.9 million, with most of the growth due to the addition of new locations. Operating earnings declined to $5.4 million from $5.5 million, mainly due to reduced same-store sales and margins from the weak fourth quarter retail activity, plus start-up expenses associated with the new stores. Due to the seasonal nature of the wall decor industry, a majority of the sales and profits are generated in the fourth quarter surrounding the holiday season. CPI's newest venture has performed up to management's expectations from the time of acquisition.

Each store displays an unparalleled selection of posters and prints reflecting current decorating trends. While Prints Plus offers products for all age groups, artistic taste among age groups and geographic regions are different. Consequently, the merchandise mix of each location is tailored to a customer profile for each area that reflects its particular trends and preferences. The Company is engaged in ongoing research in order to identify and respond to changes in customer taste regarding products.

In providing immediate framing service, Prints Plus holds a significant edge over most competitors located in regional malls and strip shopping centers. Prints Plus provides "while-you-wait" custom framing for everyday value pricing that few competitors can match. The selection of frames is also being expanded, and various new styles and finishes are being added.

With a strong, experienced Prints Plus management team in place, CPI, in its first full year of operating the business, immediately expanded it by opening a net of 18 new locations in 1994 and another 24 in 1995. Like the original stores, the additions are in prime locations within regional malls, access to which is aided by the Company's ongoing contacts with mall developers. In addition to scheduling approximately 15 new stores of the current format in 1996, the division is planning to explore other retailing venues to expand its customer base.

Based on the positive results Prints Plus has delivered to date, plus increasing returns expected as a result of economies of scale, management plans to increase investment in the business through the continuing addition of new locations, funding the expansion with ongoing cash flow.

FINANCIAL BACKGROUND AND TRENDS
- -------------------------------

In the planning, execution and evaluation of its long-term strategies to maximize shareholder value, CPI management focuses on:
  * maximizing cash flow generated internally.
  * reinvestment of a portion of excess cash into new and existing businesses at a rate of return which exceeds the Company's cost of capital.
  * returning a portion of cash to shareholders through stock repurchases and dividends.
  * raising additional capital only when it can meet or exceed shareholder return expectations.

The following comments should be used in conjunction with the table below and the summary on page 16. (Page reference is for published paper copy of the Annual Report. This summary shows 11 years of financial history and is found at the end of the "Financial
Background and Trends" section and before the "Management's
Discussion and Analysis - Overview" section.)

THE TRANSITION FROM PAST PERFORMANCE TO THE FUTURE
During the past decade, there have been numerous changes in the overall business environment, as well as in CPI's capital structure and business strategies. CPI's 10-year performance was characterized by double-digit growth rates in sales, total assets and total equity. That time period reflected the analysis of new business opportunities; the investment of cash flow to fund expansion; management's resolve to offset competition; and a program to protect and strengthen its market franchise. During that period, profit margins on continuing operations averaged 6.9%, return on assets averaged 13.3% and return on equity averaged 20.1%.


GROWTH RATE


                 1986-1995    1986-90    1991-93    1994-95
Sales             10.3%        12.7%       8.4%       7.0 %
Total assets      11.8%        17.2%      11.8%      (0.9)%
Total equity      11.0%        19.9%       5.0%      (0.4)%


AVERAGE NET RETURNS

                 1986-1995    1986-90    1991-93*   1994-95
Sales              6.9%         9.4%       5.3%       3.3%
Total assets      13.3%        18.5%       9.8%       5.7%
Total equity      20.1%        27.6%      14.2%      10.1%


* Excluding $2.1 million credit for 1993 accounting change





5-YEAR REVENUE GROWTH IN MILLIONS OF DOLLARS


                        Portrait      Photo-      Wall
                        Studios     finishing     Decor
1991                     $ 279       $ 121        $ --
1992                       265         169          --
1993                       238         187          35
1994                       276         191          50
1995                       280         188          59


Caption on the above chart:
- -1994 marked a reversal in Portrait Studio revenue decline with a gain of 16.0% and 1.1% in 1995.
- -New Wall Decor segment accounted for most of the balance of 1994 and 1995 growth.
- -Upward trend in overall revenues expected to continue in 1996.


EARNINGS* FROM CONTINUING OPERATIONS AND DIVIDENDS PER SHARE

                        Earnings
                        Per Share  Dividends
1991                     $ 1.97    $ 0.56
1992                       1.69      0.56
1993                        .89*     0.56
1994                       1.18      0.56
1995                       1.26      0.56

*Excluding $2.1 million credit for 1993 accounting change

Caption on the above chart:
- -Earnings per share increased to $1.18 and $1.26 in 1994 and 1995 respectively, reversing a three-year decline.
- -CPI maintained a constant dividend of $0.56 since 1991.
- -With improving profitability, long-term dividend payout ratio should return to less than 40% of earnings.



RETURN ON EQUITY*

                       Return on
                        Equity*
1991                     19.6%
1992                     15.5%
1993                      7.6%*
1994                      9.5%
1995                     10.6%

*Excluding $2.1 million credit for 1993 accounting change

Caption on the above chart:
- -Return on equity turned up in 1994 to approximately 9.5%, and in 1995 returned to double-digit level as a result of new marketing programs and reinvestment of cash flows in expanding operations.

1986-1990 - HIGH GROWTH, HIGH PROFIT

The period between 1986 and 1990 was one of rapid and profitable growth, driven by aggressive expansion of Sears Portrait Studios and the rapid development of the Photofinishing segment. During this five-year period, sales grew at a compound rate of 12.7% and net margins increased to an average of 9.4%. CPI's average returns on assets and equity, of 18.5% and 27.6%, respectively, were well above the 10-year averages. Earnings per share also increased at a compound annual rate of 20.4% to $2.28 from $0.90.

1991-1993 - EXPLOSIVE GROWTH IN PORTRAIT STUDIO COMPETITION

The years 1991 through 1993 marked the advent of explosive growth in portrait studio competition. Facing new competitive pressures in its core business, the Company continued to fund development projects, make acquisitions, expand the Photofinishing segment and repurchase stock. Declining profit margins in Portrait Studios were mainly responsible for lower average growth rates and returns. For the three-year period, sales compounded at an 8.4% rate, largely due to acquisitions. Growth of total assets averaged 11.8% and equity grew at a more modest rate of 5.0%. Equity growth would have averaged 7.8% if the Company had not purchased 623,000 shares of stock. Net profit margins averaged 5.3%* of sales. The adverse business environment resulted in a decline in net earnings to $1.03 per share in 1993 from $2.28 per share in 1990.

During this same period, cumulative operating cash flow was $126.6 million. Combined with $60.0 million from a private placement of notes, the Company financed $108.9 million in acquisitions, $60.6 million in capital expenditures, $24.8 million in cash dividends, and $14.7 million in stock repurchases, leaving $66.4 million in cash, cash equivalents and short-term investments and a modest debt ratio of 34.1%.

1994-1995 - THE REBOUND

Although still faced with competitive challenges in its two main businesses, in 1994 CPI produced the first gain in earnings from continuing operations in four years and recorded a second year of growth in 1995, driven mainly by improved sales and profitability in portrait studios. The associated charts on these two pages illustrate the Company's transition over the past several years, with increasing resources being focused on expansion of the new portrait studio photography system and further development of the Prints Plus retail concept, both of which can be expected to contribute to increasing profit margins in the years ahead. The Company remains committed to improving profitability in Photofinishing.

* Excluding $2.1 million credit for 1993 accounting change


IDENTIFIABLE ASSETS IN MILLIONS OF DOLLARS


          Portrait    Photo-    Wall
          Studios   finishing   Decor   Cash*    Corp.
1991       $  54     $ 115     $ --      $ 31     $ 39
1992          49       133       --        21       35
1993          63       125       20        67       31
1994         111       119       27        14       29
1995         119       114       35         8       24

 * Cash, cash equivalents and short-term investments


Caption on the above chart:
- -Growth in Portrait Studios continued in 1995, with further expansion planned for 1996.
- -Prints Plus (Wall Decor) will continue to receive additional resources.



CAPITAL EXPENDITURES IN MILLIONS OF DOLLARS, INCLUDING ACQUISITIONS


          Portrait    Photo-    Wall
          Studios   finishing   Decor   Corp.
1991       $  9      $ 24      $  --     $ 5
1992          2        19         --       5
1993         19        10        14        1
1994         58        10         8        1
1995         25        15        10        1


Caption on the above chart:
- -Although Portrait Studios now command the majority of capital expenditures, Prints Plus and Photofinishing will also require significant investments.


WEIGHTED AVERAGE SHARES OUTSTANDING IN MILLIONS OF SHARES

                       Shares
                     Outstanding
1991                    15.1
1992                    14.7
1993                    14.7
1994                    14.1
1995                    14.0


Caption on the above chart:

- -To date, 3.3 million shares have been repurchased since 1988, leaving 1.2 million shares available under the current authorized program.
- -Management will continue to repurchase shares as appropriate to return excess cash to shareholders.

Selected Financial Data From 1995-1994
Continuing Operations                            1995     1994
Per Share:
  Sales                                        $ 37.65  $ 36.70
  Assets                                         21.67    21.93
  Equity                                         12.56    12.12
  Earnings                                        1.26     1.18
  Dividends                                       0.56     0.56
  Prices: high                                   22.13    21.88
          low                                    14.25    13.88
  P/E range: high                                21.70    20.83
             low                                 13.97    13.21
  Dividend yield                                  3.08%    3.13%
Income Data (million $):
  Net sales                                    $526.7   $517.5
  Income from operations                         31.7     30.3
  Net interest & other income(expense)           (4.1)    (3.9)
  Earnings before income taxes,
   cumulative effect of accounting
   change and discontinued operations            27.6     26.4
  Income taxes                                   10.0      9.8
  Earnings before accounting change
   and discontinued operations                   17.6     16.6
  Accounting change                                -        -
  Net earnings from
   continuing operations                         17.6     16.6
  Avg. shares outstanding
   (in million shares)                           14.0     14.1
Balance Sheet (million $):
  Current assets                               $ 72.8   $ 82.0
  Cash and equivalents                            8.3      9.2
  Net fixed assets                              167.9    159.1
  Total assets                                  300.5    300.5
  Employed assets                               292.2    291.3
  Current liabilities                            64.0     69.8
  Long-term debt                                 54.8     59.7
  Stockholders' equity                          174.2    166.0
  Employed equity                               165.9    156.8
Funds Flow Data (million $):
  From operations                              $ 53.7   $ 40.4
  Used for investments                          (43.7)   (51.7)
  From (used for) financing                     (11.1)   (15.3)
  Effect of exchange rate changes                 0.2     (0.3)
  Change in cash & cash equivalents              (0.9)   (26.9)
  Capital expenditures*
    (excluding acquisitions)                     48.8     75.1
  Acquisitions*                                    -        -
Ratio Analysis:
  Net margin (1)                                  3.4      3.2
  Asset turnover (2)**                            1.75x    1.69x
  Return on assets (3)**                          5.88%    5.44%
  Financial leverage (4)**                        1.81x    1.74x
  Return on equity (5)**                         10.64%    9.47%
  Retention rate (6)                              0.459    0.465
  Implied growth rate (7)                         4.88%    4.40%

*    To maintain capacity             **   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock (1995-1985)/net earnings
(7)  Implied growth rate: Return on equity x retention rate

Selected Financial Data From 1993-1991
Continuing Operations                   1993     1992     1991
Per Share:
  Sales                               $ 31.36  $ 29.56  $ 26.50
  Assets                                20.92    16.25    16.25
  Equity                                12.01    11.75    10.90
  Earnings                               1.03     1.69     1.97
  Dividends                              0.56     0.56     0.56
  Prices: high                          20.75    26.38    34.75
          low                           13.88    15.00    21.88
  P/E range: high                       23.06    17.13    19.31
             low                        15.42     9.74    12.15
  Dividend yield                         3.23%    2.71%    1.98%
Income Data (million $):
  Net sales                           $460.0   $433.8   $400.4
  Income from operations                22.0     38.5     43.4
  Net interest & other income(expense)  (0.3)     1.6      4.0
  Earnings before income taxes,
   cumulative effect of accounting
   change and discontinued operations   21.7     40.1     47.4
  Income taxes                           8.7     15.3     17.7
  Earnings before accounting change
   and discontinued operations          13.0     24.8     29.7
  Accounting change                      2.1       -        -
  Net earnings from
   continuing operations                15.1     24.8     29.7
  Avg. shares outstanding
   (in million shares)                  14.7     14.7     15.1
Balance Sheet (million $):
  Current assets                      $127.8   $ 73.2   $ 83.6
  Cash and equivalents                  36.1     21.0     30.0
  Net fixed assets                     114.3     97.6     97.7
  Total assets                         305.8    237.8    238.9
  Employed assets                      269.7    216.8    208.9
  Current liabilities                   65.2     56.8     67.0
  Long-term debt                        59.8      0.3      0.6
  Stockholders' equity                 175.5    171.9    160.3
  Employed equity                      139.4    151.0    130.3
Funds Flow Data (million $):
  From operations                     $ 38.2   $ 36.9   $ 51.6
  Used for investments                 (73.9)   (34.4)   (87.2)
  From (used for) financing             51.6    (10.2)   (18.7)
  Effect of exchange rate changes       (0.8)    (1.3)    (0.2)
  Change in cash & cash equivalents     15.1     (9.0)   (54.5)
  Capital expenditures*
    (excluding acquisitions)            28.9     12.0     19.8
  Acquisitions*                         14.7     23.9     70.2
Ratio Analysis:
  Net margin (1)                         3.3      5.7      7.4
  Asset turnover (2)**                   1.93x    1.82x    1.83x
  Return on assets (3)**                 6.36%   10.39%   13.59%
  Financial leverage (4)**               1.38x    1.49x    1.44x
  Return on equity (5)**                 8.78%   15.47%   19.57%
  Retention rate (6)                     0.381    0.637    0.689
  Implied growth rate (7)                3.35%    9.86%   13.48%

*    To maintain capacity             **   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock (1995-1985)/net earnings
(7)  Implied growth rate: Return on equity x retention rate

Selected Financial Data From 1990-1988
Continuing Operations                   1990     1989     1988
Per Share:
  Sales                               $ 23.45  $ 21.46  $ 18.56
  Assets                                14.48    12.74    12.03
  Equity                                10.04     8.63     8.34
  Earnings                               2.28     2.15     1.95
  Dividends                              0.50     0.42     0.25
  Prices: high                          32.88    33.88    22.25
          low                           24.25    21.00    17.25
  P/E range: high                       15.01    18.51    12.29
             low                        11.07    11.48     9.53
  Dividend yield                         1.75%    1.53%    1.27%
Income Data (million $):
  Net sales                           $360.7   $336.9   $310.5
  Income from operations                49.3     47.3     48.1
  Net interest & other income(expense)   6.4      5.5      5.7
  Earnings before income taxes,
   cumulative effect of accounting
   change and discontinued operations   55.7     52.8     53.8
  Income taxes                          20.7     19.0     21.2
  Earnings before accounting change
   and discontinued operations          35.0     33.8     32.6
  Accounting change                       -        -        -
  Net earnings from
   continuing operations                35.0     33.8     32.6
  Avg. shares outstanding
   (in million shares)                  15.4     15.7     16.7
Balance Sheet (million $):
  Current assets                      $130.2   $106.4   $104.5
  Cash and equivalents                  84.5     68.7     62.5
  Net fixed assets                      80.7     81.4     78.0
  Total assets                         218.7    196.5    197.0
  Employed assets                      134.2    127.8    134.5
  Current liabilities                   51.4     47.8     47.3
  Long-term debt                         0.5      0.3      0.5
  Stockholders' equity                 151.7    133.1    136.6
  Employed equity                       67.3     64.4     74.1
Funds Flow Data (million $):
  From operations                     $ 50.0   $ 53.3   $ 42.5
  Used for investments                 (19.2)   (15.0)   (23.7)
  From (used for) financing            (15.3)   (32.1)    (9.7)
  Effect of exchange rate changes        0.3       -       0.4
  Change in cash & cash equivalents     15.8      6.2      9.5
  Capital expenditures*
    (excluding acquisitions)            15.1     18.5     12.1
  Acquisitions*                          1.2      0.8     11.0
Ratio Analysis:
  Net margin (1)                         9.7     10.0     10.5
  Asset turnover (2)**                   1.84x    1.71x    1.84x
  Return on assets (3)**                17.83%   17.17%   19.30%
  Financial leverage (4)**               1.48x    1.44x    1.44x
  Return on equity (5)**                26.39%   24.72%   27.79%
  Retention rate (6)                     0.773    0.771    0.863
  Implied growth rate (7)               20.40%   19.06%   23.99%

*    To maintain capacity             **   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock (1995-1985)/net earnings
(7)  Implied growth rate: Return on equity x retention rate

Selected Financial Data From 1987-1985
Continuing Operations                   1987     1986     1985
Per Share:
  Sales                               $ 16.92  $ 15.50  $ 12.85
  Assets                                10.14     8.45     6.47
  Equity                                 7.02     5.69     4.01
  Earnings                               1.54     1.18     0.90
  Dividends                              0.165    0.085    0.050
  Prices: high                          27.75    21.88    12.75
          low                           12.75    11.88     7.88
  P/E range: high                       19.01    19.71    14.17
             low                         8.73    10.70     8.76
  Dividend yield                         0.81%    0.50%    0.48%
Income Data (million $):
  Net sales                           $283.2   $254.4   $198.3
  Income from operations                43.0     38.3     26.7
  Net interest & other income(expense)   3.2      1.0      0.2
  Earnings before income taxes,
   cumulative effect of accounting
   change and discontinued operations   46.2     39.3     26.9
  Income taxes                          20.4     19.9     13.0
  Earnings before accounting change
   and discontinued operations          25.8     19.4     13.9
  Accounting change                       -        -        -
  Net earnings from
   continuing operations                25.8     19.4     13.9
  Avg. shares outstanding
   (in million shares)                  16.7     16.4     15.4
Balance Sheet (million $):
  Current assets                      $ 90.5   $ 60.2   $ 36.6
  Cash and equivalents                  53.1     29.5     14.7
  Net fixed assets                      68.8     68.0     55.6
  Total assets                         168.7    139.3     98.7
  Employed assets                      115.6    109.7     84.1
  Current liabilities                   39.9     36.1     30.5
  Long-term debt                         0.2      0.4      0.4
  Stockholders' equity                 116.7     93.8     61.2
  Employed equity                       63.7     64.2     46.5
Funds Flow Data (million $):
  From operations                     $ 47.4   $ 32.7   $ 33.2
  Used for investments                 (23.3)   (30.6)   (13.8)
  From (used for) financing             (0.7)    12.7     (6.6)
  Effect of exchange rate changes        0.1      0.1     (0.1)
  Change in cash & cash equivalents     23.5     14.9     12.7
  Capital expenditures*
    (excluding acquisitions)            13.6     16.4      9.8
  Acquisitions*                          3.2     15.5      3.9
Ratio Analysis:
  Net margin (1)                         9.1      7.6      7.0
  Asset turnover (2)**                   2.03x    2.58x    2.46x
  Return on assets (3)**                18.47%   19.61%   17.22%
  Financial leverage (4)**               1.49x    1.61x    1.81x
  Return on equity (5)**                27.52%   31.57%   31.17%
  Retention rate (6)                     0.888    0.924    0.945
  Implied growth rate (7)               24.44%   29.17%   29.46%

*    To maintain capacity             **   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock (1995-1985)/net earnings
(7)  Implied growth rate: Return on equity x retention rate

MANAGEMENT'S DISCUSSION AND ANALYSIS-OVERVIEW
- ---------------------------------------------

To enhance understanding of the Company's financial results, the various components of the Management's Discussion and Analysis are presented near the pertinent financial data. Accordingly, in addition to this overview, separate analyses of the results of operations, financial condition and cash flows appear on pages 19-21, 23 and 25, respectively. Also, the analysis of each business segment's net sales and operating earnings is included on pages 19 and 20. (Page reference is for published paper copy of the Annual Report. These analyses appear in the sections titled "Management's Discussion and Analysis - Results of Operations," "Management's Discussion and Analysis - Financial Condition" and "Management's Discussion and Analysis - Cash Flows.")

FISCAL YEARS
The Company's fiscal year ends the first Saturday of February. Accordingly, fiscal years 1995, 1994 and 1993 ended February 3, 1996, February 4, 1995 and February 5, 1994, respectively, and each consisted of 52 weeks. Throughout the Management's Discussion and Analysis and Notes to Consolidated Financial Statements, reference to 1995, 1994 or 1993 will mean the fiscal year end 1995, 1994 and 1993, respectively.

BUSINESS SEGMENTS
The Company has continuing operations in three business segments:
Portrait Studio, Photofinishing and Wall Decor. The Portrait Studio segment, which functions as the exclusive operator of Sears Portrait Studios, has 1,015 locations in the United States, Canada and Puerto Rico. The Photofinishing segment, which is the Company's second largest segment, operates under the Fox Photo, CPI Photo Finish, and Proex names and has 611 locations in shopping centers and independent locations throughout the United States. The Wall Decor segment, which operates under the name Prints Plus and offers value-priced posters, prints and frames, operates in 144 locations throughout the United States. During 1995, the Company decided to pursue the sale of its Electronic Publishing business segment, which was included in previous years' Other Products and Services segment discussion and operated under the names CopyMat and CopyUSA in 38 locations in California, Texas, Missouri and Georgia.

STUDIO ENHANCEMENT PROGRAM
In March 1994, the Company announced a five-year Studio Enhancement Program to provide customers an improved level of service at Sears Portrait Studios. The total estimated cost of the program has been increased to $147.4 million, with $23.9 million, $54.9 million and $16.5 million spent in 1995, 1994 and 1993, respectively. This program includes: an estimated $78.9 million for the introduction and modification of a freeze-frame digital imaging camera system, which allows both the photographer and the customer to view high quality video for approval of images and has the capability of providing color proofs to customers at the time of photography; an estimated $39.7 million for the enlargement and renovation of studios; an estimated $14.3 million for the implementation and modification of point-of-sale systems; and an estimated $14.5 million for the installation of new backgrounds, lighting equipment and props. The program, which is 65% complete, is designed to enhance the quality of the studio experience and the photographic portraits available to customers and has subsequently allowed the Company to introduce the Portrait Preview System (SM) and Custom Portraits by Sears programs.

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

INCOME TAXES
In 1993, net earnings included a $2.1 million cumulative benefit from a change in accounting principles resulting from the adoption of the provisions of Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes," on a prospective basis. In adopting SFAS No. 109, the Company had changed its method of accounting for income taxes from the deferred method to the asset and liability method.

The effective income tax rate was 36.1% in 1995 compared to 37.0% in 1994 and 40.0% in 1993. The decrease in the 1995 effective income tax rate resulted primarily from a decline in the effective state income tax rate. The decrease in the 1994 effective income tax rate resulted primarily from an increase in targeted job and foreign tax credits.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of dollars except per share amounts)
Fifty-two weeks ended Feb. 3, 1996, Feb. 4, 1995, and Feb. 5, 1994
                                      1995      1994      1993
Net sales                           $526,651  $517,521  $459,988
Costs and expenses:
  Cost of sales (exclusive of
   depreciation expense shown below) 135,559   142,343   126,324
  Selling, administrative and
   general expenses                  318,413   309,144   279,334
  Depreciation                        35,457    30,282    24,852
  Amortization                         5,550     5,444     6,120
  Severance and early retirement
    expense                                -         -     1,400
                                    --------- --------- ---------
                                     494,979   487,213   438,030
                                    --------- --------- ---------
Income from operations                31,672    30,308    21,958
Net interest expense                   4,597     4,338       789
Other income                             563       443       501
                                    --------- --------- ---------
Earnings before income taxes,
  cumulative effect of accounting
  change and discontinued operations  27,638    26,413    21,670
Income tax expense                     9,979     9,773     8,663
                                    --------- --------- ---------
Earnings before cumulative effect
  of accounting change and
  discontinued operations             17,659    16,640    13,007
Cumulative effect-accounting change        -         -     2,120
                                    --------- --------- ---------
Net earnings from continuing
  operations                          17,659    16,640    15,127
                                    --------- --------- ---------
Discontinued operations:
  Losses from operations, net of
    income tax benefit of $507,
    $1,068 and $1,259, respectively     (898)   (1,818)   (1,891)
  Loss on disposal, net of tax
    benefit of $1,372                 (2,428)        -         -
                                    --------- --------- ---------
Net losses from discontinued
  operations                          (3,326)   (1,818)   (1,891)
                                    --------- --------- ---------
Net earnings                        $ 14,333  $ 14,822  $ 13,236
                                    ========= ========= =========
Earnings per common share:
  Earnings before cumulative
    effect of accounting change
    and discontinued operations     $   1.26  $   1.18  $   0.89
  Cumulative effect of
    accounting change                      -         -      0.14
                                    --------- --------- ---------
  Net earnings from continuing
    operations                          1.26      1.18      1.03
  Net losses from discontinued
    operations                         (0.24)    (0.13)    (0.13)
                                    --------- --------- ---------
    Net earnings                    $   1.02  $   1.05  $   0.90
                                    ========= ========= =========
Weighted average number of common
  and common equivalent shares
  outstanding                         13,989    14,101    14,666
                                    ========= ========= =========

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS-RESULTS OF OPERATIONS
- ----------------------------------------------------------

SELECTED FINANCIAL DATA (in thousands of dollars)
Fifty-two weeks ended February 3, 1996 and February 4, 1995
                                     1995 Versus 1994
                            1995     Amount    Percent     1994
                                     Change     Change
Total operating earnings   $51,270   $ 2,738     5.6%   $48,532
General corporate
  expenses                  19,598    (1,375)   (7.5)    18,224
Severance and early
  retirement benefits            -         -       -          -
Interest expense             5,108       188     3.5      5,295
Interest income                511      (446)  (46.6)       957
Other income                   563       120    27.1        443
                           --------  --------           -------
Earnings before income
  taxes, cumulative effect
  of accounting change and
  discontinued operations  $27,638   $ 1,225     4.6%   $26,413
                           =======   ========           =======

SELECTED FINANCIAL DATA (in thousands of dollars)
Fifty-two weeks ended February 4, 1995 and February 5, 1994
                                     1994 Versus 1993
                            1994     Amount    Percent     1993
                                     Change     Change
Total operating earnings   $48,532   $ 7,275     17.6%   $41,257
General corporate
  expenses                  18,224      (325)    (1.8)    17,899
Severance and early
  retirement benefits            -     1,400    100.0      1,400
Interest expense             5,295    (3,296)  (164.9)     1,999
Interest income                957      (253)   (20.9)     1,210
Other income                   443       (58)   (11.6)       501
                           -------   --------            -------
Earnings before income
  taxes, cumulative effect
  of accounting change and
  discontinued operations  $26,413   $ 4,743     21.9%   $21,670
                           =======   ========            =======

NET EARNINGS
Net earnings from continuing operations increased 6.1% to $17.6 million in 1995 over the $16.6 million recorded in 1994, reflecting improved operating earnings offset by increased corporate expenses resulting from higher employee benefit costs. In 1994, net earnings from continued operations increased 10.0% to $16.6 million from $15.1 million recorded in 1993, due primarily to increased operating earnings and the absence of the $1.4 million charge for severance and early retirement benefits recorded in 1993, partially offset by higher interest expense. In 1993, net earnings were affected by a $2.1 million cumulative benefit from a change in accounting principles discussed in the Management's Discussion and Analysis-Overview.

Over the last three years, interest expense has been higher than the Company's historical levels due to increased borrowings to fund capital expenditure programs, the Prints Plus acquisition and the Company's stock repurchase program discussed in the Management's Discussion and Analysis-Financial Condition section. In 1993, the Company entered into a $60.0 million long-term debt agreement, which substantially increased borrowing costs. The Company also entered into an interest rate swap agreement in 1993 which, due to the changes in short-term interest rates, resulted in a decrease in interest expense in 1995 and 1993 of $76,000 and $87,000, respectively, and an increase in interest expense in 1994 of $927,000. The swap agreement expired on August 28, 1995.

Earnings per share before the change in accounting principles and discontinued operations were $1.26, $1.18 and $0.89 for 1995, 1994 and 1993, respectively. After the cumulative effect of the change in accounting principles discussed in the Management's Discussion and Analysis-Overview, net earnings per share from continuing operations were $1.03 in 1993. After the losses from the discontinued Electronic Publishing operations, net earnings were $14.3 million, $14.8 million and $13.2 million and net earnings per common share were $1.02, $1.05 and $0.90 for 1995, 1994 and 1993, respectively. Net earnings per share in 1994 reflect a reduction in the number of shares outstanding as a result of the stock repurchase program and a reduction in the effective income tax rate.

DISCONTINUED OPERATIONS
On April 4, 1996, the Company announced its intention to sell certain assets of its Electronic Publishing operations for approximately $5.0 million. Additionally, the purchaser will assume certain liabilities of the Electronic Publishing operation which aggregate approximately $900,000. The Company expects to have completed the transfer by April 30, 1996. A provision of $3.8 million has been made to reflect the discontinued business at its estimated realizable value. The Company has classified the Electronic Publishing operation as a discontinued operation and has reclassified the prior years' financial statements to reflect this change.

Net sales of the discontinued business for 1995, 1994 and 1993 were $16.7 million, $15.6 million and $15.5 million, respectively. In addition, total assets were $8.9 million and $11.0 million for February 3, 1996 and February 4, 1995, respectively.

NET SALES (in thousands of dollars)
Fifty-two weeks ended February 3, 1996 and February 4, 1995
                                      1995 Versus 1994
                            1995      Amount   Percent    1994
                                      Change    Change
Portrait Studio            $279,518   $ 3,128     1.1%  $276,390
Photofinishing              188,408    (2,779)   (1.5)   191,187
Wall Decor                   58,725     8,781    17.6     49,944
                           --------   --------          --------
Total net sales            $526,651   $ 9,130     1.8%  $517,521
                           ========   ========          ========


NET SALES (in thousands of dollars)
Fifty-two weeks ended February 4, 1995 and February 5, 1994
                                      1994 Versus 1993
                            1994      Amount    Percent   1993
                                      Change     Change
Portrait Studio            $276,390   $38,225    16.0%  $238,165
Photofinishing              191,187     3,977     2.1    187,210
Wall Decor                   49,944    15,331    44.3     34,613
                           --------   -------           --------
Total net sales            $517,521   $57,533    12.5%  $459,988
                           ========   =======           ========

NET SALES
Sales increased 1.8% to $526.7 million in 1995 from $517.5 million in 1994. This increase is attributable to increased sales in the Portrait Studio and Wall Decor segments, while the Photofinishing segment sales declined slightly when compared to the prior year's results. The 12.5% sales increase in 1994 over 1993 sales of $460.0 million was mainly due to Portrait Studio achieving then-record sales levels, reversing a three-year decline for that segment, and the inclusion of an entire year's sales results in the Wall Decor segment.

Portrait Studio sales were $279.6 million, $276.4 million and $238.2 million for 1995, 1994 and 1993, respectively, increasing 1.1% in 1995 and 16.0% in 1994. The Company believes the implementation of the Studio Enhancement Program, and the resulting Portrait Preview System (SM) and Custom Portraits by Sears programs, was largely responsible for the increased sales during the last two fiscal years. In 1995, higher customer sales averages were partially offset by decreased customer volume experienced during the important Christmas season and during the subsequent month of January due to adverse weather conditions. In 1994, both customer sales averages and sittings increased over 1993. Additionally, in 1994, the sales process was accelerated to the time of photography, since most customers now approve proofs and order portraits from the new freeze-frame video monitors during the photography session rather than at the time of delivery of portraits, making direct comparison of 1995, 1994 and 1993 results difficult.

In the Photofinishing segment, sales decreased 1.5% in 1995 to $188.4 million from $191.2 million in 1994, following a 2.1% increase from $187.2 million in 1993. A decrease in the number of locations due to the net closure of 49 stores, partially offset by a higher average sales per roll, accounted for the sales decrease in 1995. The sales increase in 1994 over the previous year resulted from a slight increase in both roll volume and average sales per roll.

Sales in the Wall Decor segment increased 17.6% to $58.7 million in 1995 from $49.9 million in 1994. This increase resulted from the net addition of 24 locations during 1995 and the addition of full-year sales of 18 locations opened in 1994. Actual same store sales were down 1.5% due to a soft retail environment experienced during the latter part of 1995. Sales in 1993 were $34.6 million, reflecting only partial-year sales results, as the Wall Decor segment was acquired in May of 1993 and sales were included as of that date.

OPERATING EARNINGS (in thousands of dollars)
Fifty-two weeks ended February 3, 1996 and February 4, 1995
                                      1995 Versus 1994
                            1995      Amount   Percent    1994
                                      Change    Change
Portrait Studio            $ 42,612   $ 4,142    10.8%  $ 38,470
Photofinishing                3,301    (1,270)  (27.8)     4,571
Wall Decor                    5,357      (134)   (2.4)     5,491
                           --------   --------          --------
Total operating earnings   $ 51,270   $ 2,738     5.6%  $ 48,532
                           ========   ========          ========

OPERATING EARNINGS (CONTINUED) (in thousands of dollars)
Fifty-two weeks ended February 4, 1995 and February 5, 1994
                                      1994 Versus 1993
                            1994      Amount   Percent    1993
                                      Change    Change
Portrait Studio            $ 38,470   $ 9,166    31.3%  $ 29,304
Photofinishing                4,571    (2,401)  (34.4)     6,972
Wall Decor                    5,491       510    10.2      4,981
                           --------   --------          --------
Total operating earnings   $ 48,532   $ 7,275    17.6%  $ 41,257
                           ========   ========          ========

INCOME FROM OPERATIONS AND OPERATING EARNINGS
Income from operations increased 4.5% to $31.7 million in 1995 from $30.3 million recorded in 1994. This increase is attributable to an increase in the Portrait Studio segment, while the Photofinishing and Wall Decor segments' operating earnings decreased. In 1994, income from operations increased 38.0% to $30.3 million, reversing a three-year decline. This turnaround was primarily due to increased Portrait Studio and Wall Decor operating earnings and the absence of the $1.4 million provision for severance and early retirement benefits recorded in 1993, partially offset by a decline in Photofinishing operating earnings.

Portrait Studio operating earnings were $42.6 million, $38.5 million and $29.3 million, with operating margins of 15.2%, 13.9% and 12.3% for 1995, 1994 and 1993, respectively. The Company believes the implementation of the Studio Enhancement Program has played a major role in increased operating earnings in 1995 and 1994. Under the new Portrait Preview System(SM) and Custom Portraits by Sears programs introduced through the Studio Enhancement Program, the Company substantially reduced the number of portraits produced, thereby reducing manufacturing costs, since the customer now approves proofs and orders portraits at the time of photography rather than evaluating and selecting portraits from the finished products. Additionally, the Company has been able to sell other products for immediate delivery to customers, leading to higher average sales per customer.

However, as a result of the Studio Enhancement Program and the resulting heavy investment in capital and service, a fixed charge has been created that has affected 1995 and 1994 operating earnings and will disproportionately penalize operating earnings in low activity periods such as the upcoming 1996 first and second fiscal quarters. This fixed change includes increases in depreciation and amortization of $5.4 million in 1995 over 1994 levels and $5.8 million in 1994 over 1993 levels. Training costs also increased $870,000 in 1994 over 1993 levels. Additionally, operating earnings were penalized in 1995 by the higher costs associated with one-time advertising awareness campaigns run to introduce the new Custom Portraits by Sears program.

Photofinishing operating earnings for 1995, 1994 and 1993 were $3.3 million, $4.5 million and $7.0 million, reflecting declines of 27.8% and 34.4% from 1995 to 1994 and 1994 to 1993, respectively. The three-year decline in operating earnings resulted primarily from the continuing competitive pricing of photographic prints and processing services and a decline in roll processing volume. Additionally, operating earnings were penalized by the net closure of 49 stores in 1995. The Company will continue to evaluate the operations and results of each of its locations and close marginal stores in the future.

The Wall Decor segment experienced a slight drop in operating earnings, decreasing to $5.4 million in 1995 from $5.5 million in 1994. The decrease is attributed to increased start-up costs associated with the net opening of 24 stores in 1995, a slight decrease in same-store sales and a soft fourth quarter retail market. Traditionally, the wall decor business is seasonally slow in the earlier quarters of the year, with a much higher level of sales generated during the fourth quarter surrounding the holiday season. The seasonality of the business allowed for disproportionately high 1993 earnings of $5.0 million due to the partial-year inclusion of the Wall Decor segment acquired in May 1993.

CONSOLIDATED BALANCE SHEETS - ASSETS
                                       February 3,    February 4,
                                          1996           1995
Current assets:
  Cash                                 $  3,815       $  4,023
  Short-term investments                  4,516         10,326
  Receivables, less allowance of
    $1,216 and $1,277, respectively      17,994         23,120
  Inventories                            33,937         33,943
  Deferred cost applicable to
    unsold portraits                          -            173
  Deferred income taxes, net              1,830            245
  Prepaid expenses and other
    current assets                       10,733         10,152
                                       ---------      ---------
      Total current assets               72,825         81,982
                                       ---------      ---------
Net property and equipment              167,944        159,126
Net assets of business held for sale      5,055              -
Other assets:
  Intangible assets, net                 51,071         56,362
  Other long-term assets                  3,593          3,011
                                       ---------      ---------
      Total assets                     $300,488       $300,481
                                       =========      =========

See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS-LIABILITIES AND STOCKHOLDERS' EQUITY
                                         February 3,  February 4,
                                            1996         1995
Current liabilities:
  Short-term borrowings                  $  2,875     $  6,850
  Current maturities of long-term
    obligations                             5,000          128
  Accounts payable                         22,783       27,137
  Accrued expenses and other liabilities   25,710       25,884
  Income taxes                              7,645        9,768
                                         ---------    ---------
      Total current liabilities            64,013       69,767
                                         ---------    ---------
Long-term obligations, less current
  maturities                               54,804       59,742
Other liabilities                           5,476        4,346
Deferred income taxes, net                  2,027          626
Stockholders' equity:
   Preferred stock, no par value,
    1,000,000 shares authorized, no
    shares issued and outstanding               -            -
  Preferred stock, Series A, no par
    value                                       -            -
  Common stock, $0.40 par value,
    50,000,000 shares authorized;
    17,169,402 and 17,123,599 shares
    outstanding at February 3, 1996
    and February 4, 1995, respectively      6,868        6,849
  Additional paid-in capital               32,071       31,278
  Retained earnings                       213,015      206,440
  Cumulative foreign currency
    translation adjustment                 (2,109)      (2,279)
                                         ---------    ---------
                                          249,845      242,288
  Treasury stock at cost, 3,302,548
    and 3,302,463 shares at February
    3, 1996 and February 4, 1995,
    respectively                          (74,533)     (74,531)
  Unamortized deferred compensation-
    restricted stock                       (1,144)      (1,757)
                                         ---------    ---------
  Total stockholders' equity              174,168      166,000
                                         ---------    ---------
  Total liabilities and stockholders'
    equity                               $300,488     $300,481
                                         =========    =========

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS-FINANCIAL CONDITION
- --------------------------------------------------------


IDENTIFIABLE ASSETS (in thousands of dollars)

                           Feb. 3,             Feb. 4,
                            1996      % Total   1995     % Total
Portrait Studios           $118,649    39.5%   $111,326    37.0%
Photofinishing              113,983    37.9     118,593    39.5
Wall Decor                   35,577    11.9      27,094     9.0
Discontinued Electronic
  Publishing                  5,055     1.7      10,703     3.6
Corporate:
  Cash and marketable
    securities                8,331     2.7      14,350     4.8
  Other                      18,893     6.3      18,415     6.1
                           ---------  ------   ---------  ------
Total                      $300,488   100.0%   $300,481   100.0%
                           =========  ======   ========   ======

ASSETS
Total assets increased slightly in 1995, including a decrease in the assets of the discontinued Electronic Publishing operation which reflects the write down of assets to estimated realizable values through a $3.8 million provision for estimated losses. The Company also had decreases in cash, cash equivalents and short-term investments of $6.0 million and a reduction of locations in the Photofinishing segment. These decreases in assets were offset by increases in property and equipment of $8.8 million brought about by the Studio Enhancement Program in the Portrait Studio segment and by the net opening of 24 new locations in the Wall Decor segment. In 1994, total assets decreased $5.3 million, reflecting an increase in property and equipment of $44.8 million primarily attributable to the Studio Enhancement Program and decreases in cash, cash equivalents and short-term investments of $52.0 million brought about by funding the Company's capital expenditure programs.

LIABILITIES
Total liabilities decreased $8.2 million in 1995 from 1994, reflecting decreases in both short-term borrowings and accounts payable. In 1993, the Company entered into an agreement with two insurance companies for the private placement of Senior Notes in the amount of $60.0 million. The notes mature over a seven-year period with an average maturity of 5.42 years, with the first principal payment in 1996. Interest on the notes is payable semi-annually at an average effective rate of 6.44%. The Note Agreement requires the Company to maintain certain financial ratios and to comply with certain restrictive covenants. Future dividend payments could be restricted if the Company does not meet certain earnings requirements. Additionally, the Company has negotiated a new $60.0 million revolving credit agreement replacing all existing revolving credit agreements in 1995. Short-term borrowings amounted to $2.9 million at 1995 year-end under the new revolving credit agreement.

STOCKHOLDERS' EQUITY
Stockholders' equity increased 4.9% to $174.2 million in 1995 after declining 5.4% to $166.0 million in 1994, net of treasury stock repurchases of $16.0 million in 1994. This increase is due primarily to an increase in retained earnings of $6.6 million and limited treasury stock activity.

In 1988, the Company's Board of Directors authorized the Company to purchase up to 2,500,000 shares of CPI Corp. common stock. In 1992, the Company's Board of Directors authorized the purchase of an additional 2,000,000 shares of CPI Corp. common stock. Under the stock repurchase programs, the Company has acquired 3,302,548 shares for $74.5 million as of the end of 1995. In 1994 and 1993, 938,655 shares and 40,655 shares were purchased for $16.0 million and $657,000, respectively.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
Fifty-two weeks ended February 3, 1996, February 4, 1995, and
February 5, 1994
                                       1995      1994      1993
Cash flows provided by operating
  activities                         $53,675   $40,425   $38,174
Cash flows provided by (used in)
  financing activities:
  Proceeds from the issuance of
    short-term borrowings             (3,975)    6,850         -
  Proceeds from issuance of
    long-term borrowings                   -         -    60,373
  Repayment of long-term obligations    (150)     (318)     (367)
  Issuance of common stock to
    employee stock plans                 812     2,073       438
  Cash dividends                      (7,758)   (7,930)   (8,198)
  Purchase of treasury stock              (2)  (15,975)     (657)
                                     --------  --------  --------
    Cash flows provided by (used in)
      financing activities           (11,073)  (15,300)   51,589
                                     --------  --------  --------
Cash flows provided by (used in)
  investing activities:
  Purchases of short-term
    investments                      (10,134)   (9,172)  (43,732)
  Proceeds from maturing of
    short-term investments            15,270    34,303    13,447
  Additions to property and
    equipment                        (48,794)  (75,117)  (28,858)
  Acquisitions:
    Property and equipment                 -         -   (13,630)
    Intangible assets                      -         -    (1,102)
  Long-term investments                    -         -         9
  Issuance of restricted stock             -    (1,684)      (56)
                                     --------  --------  --------
    Cash flows used in investing
      activities                     (43,658)  (51,670)  (73,922)
                                     --------  --------  --------
Effect of exchange rate changes on
  cash and equivalents                   173      (311)     (749)
                                     --------  --------  --------
Net increase (decrease) in cash and
  cash equivalents                      (883)  (26,856)   15,092
Cash and cash equivalents at
  beginning of year                    9,214    36,070    20,978
                                     --------  --------  --------
Cash and cash equivalents at
  end of year                        $ 8,331   $ 9,214   $36,070
                                     ========  ========  ========
Supplemental cash flow information:
  Interest paid                      $ 5,120   $ 4,513   $   302
                                     ========  ========  ========
  Income taxes paid                  $10,421   $ 9,318   $ 9,828
                                     ========  ========  ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
RECONCILIATION OF NET EARNINGS TO CASH FLOWS PROVIDED BY OPERATING
ACTIVITIES (in thousands of dollars)
Fifty-two weeks ended February 3, 1996, February 4, 1995, and
February 5, 1994
                                       1995      1994       1993
Net earnings from continuing
  operations                         $17,659   $16,640   $15,127

Adjustments for items not requiring
  cash:
  Depreciation and amortization       41,007    35,726    30,972
  Deferred income taxes                1,187    (2,294)   (3,664)
  Deferred compensation                1,129      (502)     (647)
  Other                               (1,812)   (1,622)   (2,679)
Decrease (increase) in current
  assets:
  Receivables and inventories          2,627    (7,310)   (9,308)
  Deferred costs applicable to
    unsold portraits                     173     2,650       951
  Prepaid expenses and other current
    assets                            (2,633)     (937)     (992)
Increase (decrease) in current
  liabilities:
  Accounts payable, accrued expenses
    and other liabilities             (4,026)     (814)    9,328
  Income taxes                        (2,124)    1,001       (15)
                                     --------  --------  --------
Cash flows from continuing operations 53,187    42,538    39,073
Cash flows from discontinued
  operations                             488    (2,113)     (899)
                                     --------  --------  --------
Cash flows provided by operating
  activities                         $53,675   $40,425   $38,174
                                     ========  ========  ========

See accompanying notes to consolidated financial statements.


MANAGEMENT'S DISCUSSION AND ANALYSIS-CASH FLOWS
- -----------------------------------------------

During the period 1993 through 1995, the Company generated $132.3 million in internal funds from operations. Investing activities during this period amounted to $169.3 million including acquisitions amounting to $14.7 million and capital expenditures of $152.8 million. Acquisitions consisted primarily of the Prints Plus business with acquired property and equipment amounting to

$13.6 million and intangible assets resulting from purchase transactions amounting to $1.1 million. The Studio Enhancement Program accounted for $95.3 million or 62.4% of the capital expenditures. Financing activities during this period included short-term debt increases of $2.9 million, additional long-term debt of $59.5 million due to the placement of Senior Notes for $60.0 million, the repurchase of $16.6 million in treasury stock and the payment of $23.9 million in dividends. The effect of exchange rate changes on cash and cash equivalents amounted to $887,000. The net result of these transactions was a $12.6 million decrease in cash and cash equivalents during the three-year period.

Planned capital expenditures for fiscal year 1996 are expected to continue at the same level as 1995. Included in fiscal year 1996 capital spending plans are: the continuation of the Studio Enhancement Program, the addition of stores to the Wall Decor segment and equipment upgrades and enhancements in the photofinishing operation. The Company believes it has sufficient liquidity over the course of the year to fund the planned capital expenditure program through borrowings under the revolving credit agreement and operating cash flows.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of dollars) Fifty-two weeks ended February 3, 1996,
February 4, 1995, and February 5, 1994
                                                 Add'l
                                        Common  Paid-In  Retained
                                        Stock   Capital  Earnings
Balance at February 6, 1993             $6,782  $28,833  $194,510
                                        ------- -------- ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (15,475 shares)                           6      303         -
  Stock bonus plan (3,664 shares)            1       72         -
  Employee stock plans (4,000 shares)        2       54         -
 Foreign currency translation                -        -         -
 Dividends ($0.56 per common share)          -        -    (8,198)
 Net earnings                                -        -    13,236
 Purchase of treasury stock, at cost         -        -         -
 Amortization of deferred
  compensation-restricted stock              -        -         -
                                        ------- -------- ---------
Balance at February 5, 1994             $6,791  $29,262  $199,548
                                        ------- -------- ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (19,887 shares)                           8      328         -
  Stock bonus plan (3,694 shares)            2       55         -
  Employee stock plans (121,150 shares)     48    1,633         -
 Foreign currency translation                -        -         -
 Dividends ($0.56 per common share)          -        -    (7,930)
 Net earnings                                -        -    14,822
 Purchase of treasury stock, at cost         -        -         -
 Amortization of deferred
  compensation-restricted stock              -        -         -
                                        ------- -------- ---------
Balance at February 4, 1995             $6,849  $31,278  $206,440
                                        ------- -------- ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,459 shares)                          16      707         -
  Stock bonus plan (1,429 shares)            1       20         -
  Employee stock plans (3,915 shares)        2       66         -
 Foreign currency translation                -        -         -
 Dividends ($0.56 per common share)          -        -    (7,758)
 Net earnings                                -        -    14,333
 Purchase of treasury stock, at cost         -        -         -
 Amortization of deferred
  compensation-restricted stock              -        -         -
                                        ------- -------- ---------
Balance at February 3, 1996             $6,868  $32,071  $213,015
                                        ======= ======== =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(CONTINUED) (in thousands of dollars) Fifty-two weeks ended
February 3, 1996, February 4, 1995, and February 5, 1994
                                        Cumulative
                                         Foreign
                                         Currency      Treasury
                                        Translation     Stock
                                        Adjustment     At Cost
Balance at February 6, 1993             $   (89)       $(57,899)
                                        --------       ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (15,475 shares)                            -               -
  Stock bonus plan (3,664 shares)             -               -
  Employee stock plans (4,000 shares)         -               -
 Foreign currency translation            (1,291)              -
 Dividends ($0.56 per common share)           -               -
 Net earnings                                 -               -
 Purchase of treasury stock, at cost          -            (657)
 Amortization of deferred
  compensation-restricted stock               -               -
                                        --------       ---------
Balance at February 5, 1994             $(1,380)       $(58,556)
                                        --------       ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (19,887 shares)                            -               -
  Stock bonus plan (3,694 shares)             -               -
  Employee stock plans (121,150 shares)       -               -
 Foreign currency translation              (899)              -
 Dividends ($0.56 per common share)           -               -
 Net earnings                                 -               -
 Purchase of treasury stock, at cost          -         (15,975)
 Amortization of deferred
  compensation-restricted stock               -               -
                                        --------       ---------
Balance at February 4, 1995             $(2,279)       $(74,531)
                                        --------       ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,459 shares)                            -               -
  Stock bonus plan (1,429 shares)             -               -
  Employee stock plans (3,915 shares)         -               -
 Foreign currency translation               170               -
 Dividends ($0.56 per common share)           -               -
 Net earnings                                 -               -
 Purchase of treasury stock, at cost          -              (2)
 Amortization of deferred
  compensation-restricted stock               -               -
                                        --------       ---------
Balance at February 3, 1996             $(2,109)       $(74,533)
                                        ========       =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(CONTINUED) (in thousands of dollars) Fifty-two weeks ended
February 3, 1996, February 4, 1995, and February 5, 1994

                                         Deferred
                                        Compensation-
                                         Restricted
                                           Stock        Total
Balance at February 6, 1993             $  (191)       $171,946
                                        --------       ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (15,475 shares)                            -             309
  Stock bonus plan (3,664 shares)             -              73
  Employee stock plans (4,000 shares)       (56)              -
 Foreign currency translation                 -          (1,291)
 Dividends ($0.56 per common share)           -          (8,198)
 Net earnings                                 -          13,236
 Purchase of treasury stock, at cost          -            (657)
 Amortization of deferred
  compensation-restricted stock              91              91
                                        --------       ---------
Balance at February 5, 1994             $  (156)       $175,509
                                        --------       ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (19,887 shares)                            -             336
  Stock bonus plan (3,694 shares)             -              57
  Employee stock plans (121,150 shares)  (1,681)              -
 Foreign currency translation                 -            (899)
 Dividends ($0.56 per common share)           -          (7,930)
 Net earnings                                 -          14,822
 Purchase of treasury stock, at cost          -         (15,975)
 Amortization of deferred
  compensation-restricted stock              80              80
                                        --------       ---------
Balance at February 4, 1995             $(1,757)       $166,000
                                        --------       ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,459 shares)                            -             723
  Stock bonus plan (1,429 shares)             -              21
  Employee stock plans (3,915 shares)         -              68
 Foreign currency translation                 -             170
 Dividends ($0.56 per common share)           -          (7,758)
 Net earnings                                 -          14,333
 Purchase of treasury stock, at cost          -              (2)
 Amortization of deferred
  compensation-restricted stock             613             613
                                        --------       ---------
Balance at February 3, 1996             $(1,144)       $174,168
                                        ========       =========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY AND PRINCIPLES OF CONSOLIDATION
CPI Corp. (the Company) is a holding company engaged, through its majority or wholly owned subsidiaries, partnerships and joint ventures, in developing and marketing consumer services and related products through a network of centrally-managed, small retail locations. The Company operates professional portrait studios, photographic finishing laboratories and posters, prints and framing outlets throughout the United States, Canada and Puerto Rico. Company management has made a number of estimates and assumptions related to the reporting of assets and liabilities in the preparation of financial statements. Actual results could differ from these estimates. All significant intercompany transactions have been eliminated.

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

SHORT-TERM INVESTMENTS
Short-term investments consist of treasury bills, bankers acceptances, commercial paper, term deposits, government agency notes, repurchase agreements and government money market funds which are stated at cost, adjusted for discount accretion and premium amortization. The securities in the Company's portfolio are short-term in nature and are classified as "held-to-maturity," as management has the intent and ability to hold those securities to maturity.

Total interest income for fiscal years 1995, 1994 and 1993 was $.5 million, $1.0 million, and $1.2 million respectively.

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

INTANGIBLE ASSETS
Intangible assets acquired through acquisitions were accounted for by the purchase method of accounting and include the excess of cost over fair value of net assets acquired, favorable lease rights, covenants not to compete and a signing bonus. The excess of cost over fair value of net assets acquired and favorable lease rights are being amortized on a straight-line basis over periods ranging from five to forty years. The covenants and signing bonus not to compete have been amortized on a straight-line basis over the respective one to five year periods of the agreements.

The Company analyzes excess of cost over fair-value of net assets acquired periodically to determine whether any impairment has occurred in the value of such assets. Based upon the anticipated future income and cash flow from operations, in the opinion of Company management, there has been no impairment.

INCOME TAXES
The Company adopted the Financial Accounting Standards Board
(FASB) Statement of Financial Accounting Standards (SFAS) No. 109 (SFAS 109), "Accounting For Income Taxes," in 1993 on a prospective basis. SFAS 109 requires the Company to account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognized the cumulative effect as of February 7, 1993 of $2.1 million in net earnings as a cumulative change in accounting principle.

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

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform with the 1995 presentation.

FAIR VALUE OF FINANCIAL INSTRUMENTS
A financial instrument is defined as cash or a contract that both imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity.

IMPACT OF NEW ACCOUNTING STANDARDS
In March 1995, the FASB issued SFAS No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of." SFAS 121 is effective for fiscal years beginning after December 15, 1995 and will require, among other things, that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management will adopt the provisions of SFAS 121 on February 4, 1996, but believes that the adoption of SFAS 121 will not have a material impact on the Company's financial statements.

In addition, during October 1995, the FASB also issued SFAS
No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. SFAS 123 defines a fair value-based method of accounting for an employee stock option or similar equity instruments and encourages all entities to adopt that method of accounting. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). SFAS 123 is effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB 25 must include the effect of all awards granted in fiscal years that begin after December 15, 1994. The Company plans to continue to measure compensation cost using APB 25, therefore the adoption of SFAS 123 will not have any impact on the Company's financial condition or results of operations.

2. ACQUISITIONS
On May 30, 1993, the Company finalized the acquisition of the Prints Plus wall decor chain from the Melville Corporation for approximately $14.7 million. The acquired 103 store chain, located in malls throughout the United States, operates a prints, posters and framing business with annual sales in excess of $40.0 million. In addition, the Company entered into a non-compete agreement with Melville Corporation for cash consideration aggregating $1.1 million which is being amortized over the three-year term. The stores will continue to be operated under the trade name Prints Plus.

The acquisition was recorded using the purchase method of accounting and the results of operations of Prints Plus have been included in the Company's consolidated financial statements since the effective date of the acquisition.

3. PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT (in thousands of dollars)
                                     February 3,  February 4
                                         1996         1995
Land and land improvements           $  2,911     $  2,913
Building improvements                  26,452       26,460
Leasehold improvements                 43,467       37,955
Furniture and fixtures                 72,251       61,505
Machinery and equipment               187,355      180,054
                                     ---------    ---------
                                      332,436      308,887
Less accumulated depreciation         164,492      149,761
                                     ---------    ---------
Net property and equipment           $167,944     $159,126
                                     =========    =========

The Company leases various premises and equipment under noncancellable operating lease agreements with initial terms in excess of one year and expiring at various dates through fiscal
2006. Substantially all leases require the Company to pay maintenance, insurance and taxes.

MINIMUM RENTAL PAYMENTS UNDER OPERATING LEASES WITH INITIAL TERMS
IN EXCESS OF ONE YEAR AT FEBRUARY 3, 1996
(in thousands of dollars)
      Fiscal Year
      1996                 $ 38,984
      1997                   29,621
      1998                   22,518
      1999                   15,646
      2000                   10,829
      Thereafter             25,423
                           ---------
                           $143,021
                           =========

Rental expense during 1995, 1994 and 1993 on all operating leases was $32.3 million, $31.5 million and $27.6 million, respectively.

4. INVENTORIES
The Company's inventory is comprised of raw material inventories of film, paper, chemicals and portraits-in-process. Certain inventories are accounted for under the LIFO method. Such inventories aggregated approximately $1.1 million and $1.5 million at February 3, 1996 and February 4, 1995, respectively. The excess of replacement cost of these inventories over their stated LIFO value was $316,000 and $413,000 at February 3, 1996 and February 4, 1995, respectively.

Portraits-in-process include the cost of film, laboratory labor, paper, processing chemicals and supplies and other items directly associated with the production of portraits that have not been approved or committed to by the customer and have not been recognized as sales.

5.  ADVERTISING
The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

Direct-response advertising consists primarily of direct mail advertisements that include order coupons for the Company's products. The capitalized costs of the advertising are amortized over the expected period of future benefits following the delivery of the direct mail in which it appears.

Total advertising reported as a capitalized cost for direct-response advertising and classified with other assets for 1995 and 1994 was $1.9 million and $941,000, respectively.
Advertising expense for 1995 and 1994 was $52.3 million and $50.9 million, respectively.

6.  INTANGIBLE ASSETS

Intangible Assets and Related Amortization
(in thousands of dollars)
                          Unamortized
                          Balance at           Amortization
                          Feb. 3, 1996    1995     1994     1993
Excess of cost over fair
  value of net assets
  acquired                $ 50,710       $1,467   $1,471   $1,591
Favorable lease rights           2           57       93      167
Covenants not to compete       359          990    1,049    1,047
Signing bonus                    -        1,111    1,333    2,000
                          --------       ------   ------   ------
                          $ 51,071       $3,625   $3,946   $4,805
                          ========       ======   ======   ======

Accumulated amortization of intangible assets was $17.6 million and $14.0 million at February 3, 1996 and February 4, 1995, respectively.

7. CREDIT AGREEMENTS AND OUTSTANDING DEBT
On August 31, 1993, the Company privately placed Senior Notes in the amount of $60.0 million (the Note Agreement) with two insurance companies. The notes, issued pursuant to the Note Agreement, mature over a seven-year period with an average maturity of 5.42 years and with the first principal payment due at the end of the third year. Interest on the notes is payable semi-annually at an average effective fixed rate of 6.44%. The Note Agreement requires the Company maintain certain financial ratios and comply with certain restrictive covenants including a limitation on dividend payments, purchase of treasury stock and certain restricted investments, the total of which is not to exceed $25.0 million plus 50% of net earnings (or less 100% of net losses) credited at the end of each fiscal year. The Company incurred $459,000 in issuance costs associated with the private placement of the notes. These costs are being amortized ratably over the seven-year life of the notes.

On July 13, 1995, the Company terminated its existing $50.0 million revolving credit agreement and two separate $5.0 million credit agreements of its wholly-owned subsidiary, Consumer Programs Incorporated, and entered into a new, $60.0 million revolving credit agreement (the Credit Agreement) with three domestic banks. The Credit Agreement, which will expire on August 31, 1997, has interest charged at the lower of a quoted interest rate or the banks' prime lending rate. A commitment fee of 0.1875% per annum is payable on the unused portion of the Credit Agreement. The Company is not required to maintain compensating balances in connection with the Credit Agreement and has substantially the same financial covenants in the Credit Agreement as those set forth in the Company's $60.0 million Note Agreement. Under a covenant of the Credit Agreement, the Company is required to reduce the balance held under the Credit Agreement to $5.0 million for 30 consecutive days during the year.

As of February 3, 1996, the Company had outstanding letters of credit for the principal amount of $5.5 million.

The Company's performance of the conditions of the Note Agreement and the previous $50.0 million Credit Agreement and the underlying notes issued under both agreements was secured by a pledge of the stock of the Company's direct subsidiaries. As the Company achieved the stipulated financial ratios required by both agreements to release the stock, on June 5, 1995, all pledged stock of the Company's direct subsidiaries was released.

DEBT OBLIGATIONS OUTSTANDING (in thousands of dollars)
                                     February 3,     February 4,
                                        1996            1995
Senior notes, net of unamortized
  issuance costs                     $ 59,747        $ 59,662
Revolving credit agreement              2,875           6,850
Notes payable and obligations
  under capital leases                     57             208
Less current maturities                 7,875           6,978
                                     ---------       ---------
                                     $ 54,804        $ 59,742
                                     =========       =========

AGGREGATE LONG-TERM DEBT MATURITIES AS OF FEBRUARY 3, 1996
(in thousands of dollars)
  1996               $ 5,000
  1997                10,000
  1998                15,000
  1999                15,000
  2000                15,000
  Thereafter              57
                     --------
                     $60,057
                     ========

Interest expense for fiscal years 1995, 1994 and 1993 was $5.1 million, $5.3 million and $2.0 million, respectively.

8. FINANCIAL INSTRUMENTS
To manage its exposure to fluctuations in interest rates, in fiscal year 1993, the Company entered into an interest rate swap agreement (the "swap agreement") for a notional principal amount of $40.0 million, which matured August 28, 1995. Swap agreements involve the exchange of interest obligations on fixed and floating interest-rate debt without the exchange of the underlying principal amount. The differential paid or received on the swap agreement was recognized as an adjustment to interest expense. The swap agreement provided a fixed rate of 4.54% with a floating rate payment equal to the 6-month London Interbank Offered Rate (LIBOR) determined on a semi-annual basis with settlement occurring on a specific date. For fiscal years 1995, 1994 and 1993, the rate realized averaged 6.04%, 5.70% and 4.00%, respectively. Net interest expense on the swap agreement was $927,000 for fiscal year 1994 while the swap agreement resulted in income of $76,000 and $87,000 in fiscal years 1995 and 1993, respectively. The

$927,000 in interest expense recorded in fiscal year 1994 included an unrealized loss as the Company recorded the swap agreement at its market value in that year.

The Company has not entered into any other derivative instruments or off-balance-sheet transactions.

9. ACCRUED EXPENSES AND OTHER LIABILITIES

ACCRUED EXPENSES AND OTHER LIABILITIES (in thousands of dollars)
                                February 3,      February 4,
                                   1996            1995
  Accrued employment costs      $ 13,023         $ 13,732
  Sales taxes payable              2,674            2,690
  Accrued advertising expense      3,204            2,222
  Accrued license fees             2,879            3,163
  Accrued interest                 1,688            2,473
  Other                            2,242            1,604
                                ---------        ---------
                                $ 25,710         $ 25,884
                                =========        =========

10. Income Taxes
In the first fiscal quarter of 1993, the Company adopted SFAS 109, "Accounting for Income Taxes," on a prospective basis, resulting in an increase to net income for the fiscal year ended February 5, 1994 of $2.1 million.

EARNINGS BEFORE INCOME TAXES BY U.S. AND CANADIAN SOURCES
(in thousands of dollars)
                      1995           1994           1993
  U.S              $ 23,382       $ 21,619       $ 15,163
  Canada               (949)         1,908          3,357
                   ---------      ---------      ---------
                   $ 22,433       $ 23,527       $ 18,520
                   =========      =========      =========


COMPONENTS OF INCOME TAXES (in thousands of dollars)
                                1995       1994       1993
Current:
  Federal                     $ 8,336    $ 9,144    $ 7,567
  State and local                 594      1,684        963
  Canada                         (645)       171        926
                              --------   --------   --------
                                8,285     10,999      9,456
Deferred                         (185)    (2,294)    (2,052)
                              --------   --------   --------
                              $ 8,100    $ 8,705    $ 7,404
                              ========   ========   ========

RECONCILIATION BETWEEN INCOME TAXES (in thousands of dollars)
                                1995       1994       1993
Taxes at U.S. federal
  corporate statutory rate    $ 7,852    $ 8,235    $ 6,482
State and local income
  taxes, net of federal tax
  benefit                         461        933        467
Other                            (213)      (463)       455
                              --------   --------   --------
                              $ 8,100    $ 8,705    $ 7,404
                              ========   ========   ========

SOURCES OF TAX EFFECTS (in thousands of dollars)
                                       1995      1994      1993
Deferred tax assets:
  Deferred compensation and other
    employee benefits                $ 1,785   $ 1,631   $ 2,144
  Expense accruals                       461       240       197
  Allowance for doubtful accounts        470       483       249
  Inventory costs capitalized              -         -       172
  Net operating loss carryforward      1,164       752         -
  Reserve for discontinued operations  1,373         -         -
  Intangible assets                    1,795     1,278         -
  Other                                    -       126        94
                                     --------  --------  --------
Total deferred tax assets              7,048     4,510     2,856
                                     --------  --------  --------
Deferred tax liabilities:
  Property and equipment              (5,273)   (3,373)   (2,746)
  Deferred cost of unsold portraits        -         -    (1,098)
  Employee pension plan               (1,557)   (1,150)     (828)
  Revenue recognition                      -         -      (686)
  Intangible assets                     (327)     (214)     (107)
  Other                                  (88)     (153)      (65)
                                     --------  --------  --------
    Total deferred tax liabilities    (7,245)   (4,890)   (5,530)
                                     --------  --------  --------
    Net deferred tax liabilities     $  (197)  $  (380)  $(2,674)
                                     ========  ========  ========
Current deferred income taxes        $ 1,830   $   245   $(2,232)
                                     ========  ========  ========
Long-term deferred income taxes      $(2,027)  $  (625)  $  (442)
                                     ========  ========  ========

A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance as of February 3, 1996, due to management's belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets.

At February 3, 1996, the Company has available net operating loss carryforwards of approximately $1.9 million for federal income tax purposes that expire beginning in 2005 and ending in 2010. The
Company also has $7.5 million of total net operating loss carryforwards available for state income tax purposes.

United States income taxes have not been provided on $13.5 million of undistributed earnings of the Canadian subsidiary because of the Company's intention to reinvest these earnings. The determination of unrecognized deferred U.S. tax liability for undistributed earnings of international subsidiaries is not practicable. However, it is estimated that foreign withholding taxes of $1.4 million may be payable if such earnings were distributed.

11. RETIREMENT PLAN
The Company maintains a qualified, noncontributory pension plan that covers all full-time employees meeting certain age and service requirements. The plan provides pension benefits based on an employee's length of service and the average compensation earned from the earlier of the hire date or January 1, 1985 (if January 1, 1985 precedes the hire date) to the retirement date. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than is tax deductible.

NET PERIODIC PENSION EXPENSE OF THE DEFINED BENEFIT PLAN
(in thousands of dollars)
                                   1995       1994       1993
Service cost-benefits earned
  during the period              $   962    $ 1,064    $   935
Interest cost on projected
  benefit obligation               1,261      1,148      1,052
Return on plan assets             (3,298)      (351)      (921)
Net amortization and deferral      2,220       (611)       (56)
                                 --------   --------   --------
Net periodic pension expense     $ 1,145    $ 1,250    $ 1,010
                                 ========   ========   ========

Plan assets consist primarily of cash equivalents, a marketable equity securities fund, guaranteed interest contracts, immediate participation guarantee contracts and government bonds.

FUNDED STATUS OF DEFINED BENEFIT PLAN AS OF DECEMBER 31, 1995,
DECEMBER 31, 1994 AND DECEMBER 31, 1993 (in thousands of dollars)
                                   1995       1994       1993
Actuarial present value of
  vested benefit obligation      $ 14,950   $ 12,174   $ 12,810
                                 =========  =========  =========
Accumulated benefit obligation   $ 16,942   $ 12,675   $ 14,335
                                 =========  =========  =========
Projected benefit obligation      (19,366)   (14,247)   (16,703)
Plan assets at fair value          19,431     15,371     14,599
                                 ---------  ---------  ---------
Plan assets in excess of
  (less than) projected
  benefit obligations                  65      1,124     (2,104)
Unrecognized net loss               1,513        172      3,165
Unrecognized prior service cost       867        449        561
Net transition obligation              21         25         28
                                 ---------  ---------  ---------
Prepaid pension cost recognized
  in the consolidated balance
  sheet                          $  2,466   $  1,770   $  1,650
                                 =========  =========  =========

ASSUMPTIONS ON FUNDED STATUS AT DECEMBER 31, 1995, DECEMBER 31,
1994 AND DECEMBER 31, 1993
                                   1995       1994       1993
Discount rate in determining
   benefit obligations           7.5%       8.5%       7.0%
Rate of increase in
   compensation levels           5.0%       6.0%       6.0%
Expected long-term rate of
   return on assets              8.0%       8.0%       8.0%

12. EMPLOYEE STOCK PLANS

RESTRICTED STOCK PLAN
In January 1988, the Company's Board of Directors adopted the CPI Corp. Restricted Stock Plan with an effective date of February 7, 1988. Under the plan, 250,000 shares of CPI common stock are reserved for issuance to key employees. In 1992, 1,761 restricted shares were issued and were vested in 1993. In 1993, 4,000 restricted shares were issued and vest ratably over a four-year period. In 1994, 121,419 restricted shares were issued and vest over a three-year period. Of the grants issued, no shares were forfeited in 1995, 1994 and 1993. As of February 3, 1996, 58,347
shares are reserved for issuance under this plan.

PROFIT SHARING PLAN
Under the Company's profit-sharing plan, eligible employees may elect to invest from 1% to 15% of their base compensation in a trust fund, the assets of which are invested in securities other than Company stock. Effective January 1, 1994, the Company amended the Plan to set the Company match at 50% of the employee's investment contributions, equal to a maximum of 5% of the employee's base compensation, as long as the Company remains profitable. An additional 10% match was granted for 1994 fourth-quarter contributions up to a maximum of 5% of a participating employee's fourth-quarter base compensation for employees who increased, joined or rejoined the plan during the 1994 fourth quarter. The Company's matching contributions are made in shares of its common stock which vest 100% once an employee has five years of service with the Company. The difference between the market value of forfeited shares at the dates of their original contribution and their market value at the dates used to satisfy subsequent requirements have been charged to expense, with a corresponding credit to additional paid-in capital. The Company provided 40,725, 40,459 and 19,887 shares to satisfy its obligations under the plan for 1995, 1994 and 1993, respectively. For 1995 and 1994, the Company matched the employee's investment at a rate of 50%. For 1993, the Company match was 30%.

STOCK BONUS PLAN
Under the Company's stock-bonus plan, shares of the Company's common stock are reserved for issuance to key employees, based on attainment by the Company of predefined earnings levels established annually. Each year, employees receive one-third of the shares which were awarded in each of the previous three years. For 1995 and 1994, 1,429 and 3,694 shares, respectively, were distributed under this plan. No original awards were made under this plan in fiscal year 1993. In fiscal year 1994 there were discretionary awards of 725 shares. Of the 725 shares awarded in 1994, 475 shares were forfeited due to terminations. As of February 3, 1996, 58,370 shares are reserved for issuance under this plan.

Expenses related to the profit-sharing and stock-bonus plans are accrued in the year to which the awards relate, based on the fair market value of the Company's common stock to be issued, determined as of the date earned. The cumulative appreciation related to stock appreciation rights, determined at the end of each period, is allocated on a ratable basis over the five-year vesting period.

Expenses related to the restricted stock plan are accrued periodically, based on the fair market value of the Company's common stock on the grant date. Expenses recognized for 1995, 1994 and 1993 with respect to these plans were $2.2 million, $1.3 million and $370,000, respectively.

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

OPTIONS AWARDED UNDER THE STOCK OPTION PLAN
                        1995                      1994
               Number of    Per Share    Number of    Per Share
                Shares    Option Price    Shares    Option Price
Outstanding at
  beginning of
  year         1,502,011  $13.88-$35.00  1,212,154  $15.63-$35.00
Granted          100,139  $14.75-$21.63    597,108  $13.88-$18.63
Cancelled       (309,274) $14.75-$29.00   (307,251) $17.00-$35.00
Exercised         (3,915) $15.50-$17.75          -             -
               ----------                ----------
At end of year:
  Total
   outstanding 1,288,961  $13.88-$35.00  1,502,011  $13.88-$35.00
               ==========                ==========
  Total
   exercisable    391,454                   345,283
               ==========                ==========

Under the plan, 371,524 options granted become exercisable at a rate of one-fourth to one-third a year commencing one year after award and expiring from four to five years after award. An additional 677,437 options granted under the plan are cliff-vested and become exercisable from four to five years after award and expire six to seven years after award. As of February 3, 1996, there were 411,039 shares reserved for issuance under this plan.

VOLUNTARY STOCK OPTION PLAN
The Company has a non-qualified voluntary stock-option plan, under which certain key officers may receive options to acquire shares of the Company's common stock in exchange for a voluntary reduction in base salary. Options were granted as participants elected, pursuant to their Stock Option Agreement, to reduce their compensation for fiscal years 1993 and 1994. A total of 1,000,000 shares has been authorized for issuance. As of February 3, 1996, 240,284 options at an exercise price of $18.38 for 1993 salary reduction and 263,883 options at an exercise price of $15.50 for

1994 salary reduction. For 1995 this plan was not offered. Options granted are exercisable after three years and expire at the end of eight years.

KEY EXECUTIVE DEFERRED COMPENSATION PLAN
On April 6, 1995, CPI Corp. established a deferred base compensation plan for key executives which allows deferral of salary on substantially the same terms bonus compensation may be deferred under the Deferred Compensation and Stock Appreciation Rights Plan. On July 14, 1995, this plan was amended and restated. Under this plan, a participant may elect by written notice to the Company, to defer up to 50% of his base salary for the fiscal year, but not less than $5,000 in the aggregate. Payment shall not commence earlier than six months and one day after the initial year of deferral. The participant may choose to have payments made either in a lump sum or in a specified number of annual installments, not to exceed ten installments. For 1995, certain key executives elected to participate in this plan.

13. INDUSTRY SEGMENT INFORMATION
The Company is engaged in developing and marketing products and services for consumers in the United States and Canada through a network of centrally managed retail locations. The Company operates in three business segments: Portrait Studios, Photofinishing, and Wall Decor.

The Portrait Studios segment operates a professional portrait photography business, primarily through fixed location studios. The Photofinishing segment provides photofinishing services, primarily for amateur photographers, and sells film and other camera accessories. The Wall Decor segment markets an assortment of custom print reproductions and related accessories and provides custom framing services. Sales and operating earnings segment information is included in "Management's Discussion and Analysis-Results of Operations" and is incorporated by reference herein from pages 19 and 20 of this document. (Page reference is for published paper copy of the Annual Report. This information is included in the section titled "Management's Discussion and Analysis - Results of Operations.")

SELECTED INDUSTRY SEGMENT INFORMATION (in thousands of dollars)
                                     1995      1994      1993
DEPRECIATION AND AMORTIZATION:
 Portrait Studio                    $ 17,553  $ 12,256  $  6,440
 Photofinishing                       16,231    17,557    19,655
 Wall Decor                            3,556     2,918     1,833
 Corporate                             3,668     2,995     3,043
 Discontinued Electronic Publishing    1,820     2,170     2,490
                                    --------- --------- ---------
                                    $ 42,828  $ 37,896  $ 33,461
                                    ========= ========= =========
IDENTIFIABLE ASSETS:
 Portrait Studio                    $118,649  $111,326  $ 63,160
 Photofinishing                      113,983   118,593   125,044
 Wall Decor                           35,577    27,094    20,214
 Corporate                            27,224    32,765    86,544
 Discontinued Electronic Publishing    5,055    10,703    10,834
                                    --------- --------- ---------
                                    $300,488  $300,481  $305,796
                                    ========= ========= =========
CAPITAL EXPENDITURES:
 Portrait Studio                    $ 24,817  $ 57,723  $ 19,024
 Photofinishing                       14,732    10,347    10,147
 Wall Decor                            9,627     8,030    14,057
 Corporate                             1,005       884       625
 Discontinued Electronic Publishing      472     2,029     1,506
                                    --------- --------- ---------
                                    $ 50,653  $ 79,013  $ 45,359
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

14. STOCK REPURCHASE PLAN
The Company's Board of Directors has authorized the Company to purchase up to 4,500,000 shares of its outstanding common stock through purchases at management's discretion from time to time at acceptable market prices. Acquired shares are held as treasury stock and will be available for general corporate purposes. As of February 3, 1996, the Company had purchased 3,302,548 shares of stock for $74.5 million at an average stock price of $22.57.

15. SHAREHOLDER RIGHTS PLAN
The Board of Directors of the Company established a Shareholders Rights Plan (Rights Plan) through the declaration of a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The Rights Plan entitles holders of common stock to purchase one one-hundredth of a share of Series A Participating Preferred Stock in the Company, or an acquirer of the Company, in the event of certain hostile efforts, as defined in the Rights Plan, to gain control of the Company.
The rights issued expire on May 11, 1999, unless redeemed earlier. In addition, the rights will be exercisable if any person or group (other than certain entities affiliated with the Company) becomes the beneficial owner of 15% or more of the Company's common stock. On August 3, 1995, the Board of Directors adopted an amendment to the Rights Plan to clarify that no person would be deemed an "Acquiring Persons" as defined in the Rights Plan if that person acquired beneficial ownership of 15% or more of the Company's stock solely as a result of the Company's repurchase of stock, provided that the person did not subsequently acquire additional shares.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, RECEIVABLES,
ACCOUNTS PAYABLE AND ACCRUED EXPENSES
The carrying amounts approximate fair value at February 3, 1996 and February 4, 1995 due to the short maturity of these financial instruments.

SHORT-TERM BORROWINGS AND LONG-TERM DEBT
The fair value of the Company's debt is estimated based on quoted market prices for similar debt issues with the same remaining maturities. On February 3, 1996, the carrying value and estimated fair market value of the Company's debt was $62.7 million and $62.8 million, respectively. On February 4, 1995, the carrying value and estimated fair market value of the Company's debt was $66.7 million and $61.9 million, respectively.

17. CONTINGENCIES
The Company is a defendant in various lawsuits arising in the natural course of business. It is the opinion of management that the ultimate liability, if any, resulting from the resolution of such lawsuits will not have a material effect on the consolidated financial position or the results of operations of the Company.

18. DISCONTINUED OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION On April 4, 1996, the Company announced its intention to sell certain assets of its Electronic Publishing operations for approximately $5.0 million. Additionally, the purchaser will assume certain liabilities of the Electronic Publishing operation which aggregate approximately $900,000. The Company expects to have completed the transfer by April 30, 1996. A provision of $3.8 million has been made to reflect the discontinued business at its estimated realizable value. The Company has classified the Electronic Publishing operation as a discontinued operation and has reclassified the prior years' financial statements to reflect this change.

Net sales of the discontinued business for 1995, 1994 and 1993 were $16.7 million, $15.6 million and $15.5 million, respectively. In addition, total assets were $8.9 million and $11.0 million for February 3, 1996 and February 4, 1995, respectively.

SUPPLEMENTAL CASH FLOW INFORMATION FROM DISCONTINUED OPERATIONS
(in thousands of dollars)
                                     1995       1994       1993
Losses from discontinued
 operations, net of income tax
 benefit of $507, $1,068 and
 $1,259, respectively              $  (898)   $(1,818)   $(1,891)
Net loss on disposal, net of
 tax benefit of $1,372              (2,428)         -          -
Adjustments for items not
 requiring cash:
  Depreciation and amortization      1,821      2,170      2,489
Decrease (increase) in current
 assets:
  Receivables and inventories           19       (165)      (232)
  Prepaid expenses and other
   current assets                      520       (210)       343
Reserve for closing                  3,800          -          -
Increase (decrease) in current
 liabilities:
  Accounts payable, accrued
   expenses and other liabilities     (502)       (61)      (102)
Deferred tax benefit                (1,372)         -          -
Capital expenditures                  (472)    (2,029)    (1,506)
                                   --------   --------   --------
Cash flows from discontinued
 operations                        $   488    $(2,113)   $  (899)
                                   ========   ========   ========


SELECTED QUARTERLY FINANCIAL DATA
- ---------------------------------

The Company's portrait photography business is seasonal, with the largest sales volume during the third and fourth quarters, the period preceding and including the Thanksgiving and Christmas seasons.

The following table sets forth selected financial data for the quarters of the Company's fiscal years ended February 3, 1996 and February 4, 1995. Although this information is unaudited, in the opinion of the Company, it reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods.

Since April 17, 1989, the Company's common stock has been traded on the New York Stock Exchange under the symbol CPY. The adjacent table sets forth the high and low last-sale prices of the common stock reported by the New York Stock Exchange during the Company's last three fiscal years.


SELECTED QUARTERLY FINANCIAL DATA
(In thousands except per share amounts)

                                            Quarter Ended :
                                    April 29, 1995  July 22, 1995
                                       (12 wks)       (12 wks)
FISCAL YEAR 1995
Net sales from continuing operations $ 103,394       $ 107,056
Earnings from continuing operations
  before income taxes                $    (688)      $   4,067
Net earnings (loss) from continuing
  operations                         $    (433)      $   2,562
Net losses from discontinued
  operations                         $    (241)      $    (310)
  Net earnings (loss)                $    (674)      $   2,252
Earnings (loss) per common share:
  From continuing operations         $   (0.03)      $    0.18
  From discontinued operations       $   (0.02)      $   (0.02)
    Net earnings (loss)              $   (0.05)      $    0.16
Weighted average number of common
  and common equivalent shares          13,897          13,930
Dividends                            $    0.14       $    0.14

STOCK PRICE AND VOLUME
High                                 $   17.75       $   21.75
Low                                  $   14.25       $   16.88
Volume (thousands)                       3,214           2,007




SELECTED QUARTERLY FINANCIAL DATA (CONTINUED)
(In thousands except per share amounts)

                                           Quarter Ended :
                                     Nov. 11, 1995  Feb. 3, 1996
                                       (16 wks)       (12 wks)
FISCAL YEAR 1995
Net sales from continuing operations $ 166,156       $ 150,046
Earnings from continuing operations
  before income taxes                $   5,193       $  19,066
Net earnings (loss) from continuing
  operations                         $   3,270       $  12,260
Net losses from discontinued
  operations                         $     (94)      $  (2,681)
  Net earnings (loss)                $   3,176       $   9,579
Earnings (loss) per common share:
  From continuing operations         $    0.24       $    0.88
  From discontinued operations       $   (0.01)      $   (0.19)
    Net earnings (loss)              $    0.23       $    0.69
Weighted average number of common
  and common equivalent shares          14,090          14,005
Dividends                            $    0.14       $    0.14

STOCK PRICE AND VOLUME
High                                 $   22.13       $   21.13
Low                                  $   17.75       $   14.50
Volume (thousands)                       2,529           1,869



SELECTED QUARTERLY FINANCIAL DATA (CONTINUED)
(In thousands except per share amounts)

                                           Quarter Ended :
                                    April 30, 1994  July 23, 1994
                                       (12 wks)       (12 wks)
FISCAL YEAR 1994
Net sales from continuing operations $  96,167       $ 101,210
Earnings from continuing operations
  before income taxes                $  (3,809)      $   3,377
Net earnings (loss) from continuing
  operations                         $  (2,284)      $   2,025
Net losses from discontinued
  operations                         $    (203)      $    (393)
  Net earnings (loss)                $  (2,487)      $   1,632
Earnings (loss) per common share:
  From continuing operations         $   (0.16)      $    0.14
  From discontinued operations       $   (0.01)      $   (0.03)
    Net earnings (loss)              $   (0.17)      $    0.11
Weighted average number of common
  and common equivalent shares          14,581          14,342
Dividends                            $    0.14       $    0.14

STOCK PRICE AND VOLUME
High                                 $   16.63       $   18.13
Low                                  $   14.50       $   14.25
Volume (thousands)                       1,361           1,922




SELECTED QUARTERLY FINANCIAL DATA (CONTINUED)
(In thousands except per share amounts)

                                           Quarter Ended :
                                     Nov. 12, 1994  Feb. 4, 1995
                                       (16 wks)       (12 wks)
FISCAL YEAR 1994
Net sales from continuing operations $ 170,568       $ 149,576
Earnings from continuing operations
  before income taxes                $   7,024       $  19,821
Net earnings (loss) from continuing
  operations                         $   4,347       $  12,553
Net losses from discontinued
  operations                         $    (515)      $    (707)
  Net earnings (loss)                $   3,832       $  11,846
Earnings (loss) per common share:
  From continuing operations         $    0.32       $    0.91
  From discontinued operations       $   (0.04)      $   (0.05)
    Net earnings (loss)              $    0.28       $    0.86
Weighted average number of common
  and common equivalent shares          13,829          13,744
Dividends                            $    0.14       $    0.14

STOCK PRICE AND VOLUME
High                                 $   21.88       $   20.50
Low                                  $   17.25       $   13.88
Volume (thousands)                       2,376           1,313


INDEPENDENT AUDITORS' REPORT
- ----------------------------

The Board of Directors and Stockholders
CPI Corp.:

We have audited the accompanying consolidated balance sheets of CPI Corp. and subsidiaries as of February 3, 1996 and February 4, 1995, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 3, 1996 appearing on pages 18, 22, 24, 25 and 26 through 36. (Page reference is for published paper copy of the Annual Report. This information is included in the sections titled "Consolidated Statements of Earnings," "Consolidated Balance Sheets," "Consolidated Statements of Cash Flows, "Consolidated Statements of Changes in Stockholders' Equity" and "Notes to Consolidated Financial Statements.") These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPI Corp. and subsidiaries at February 3, 1996 and February 4, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 3, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP




St. Louis, Missouri
April 4, 1996

DIRECTORS AND OFFICERS
- ----------------------

MILFORD BOHM*
Retired founder and Chairman Emeritus, CPI Corp.

ALYN V.  ESSMAN
Chairman of the Board and Chief Executive Officer, CPI Corp.

RUSSELL ISAAK
President, CPI Corp.

MARY ANN KREY*
Chief Executive Officer, Krey Distributing Co.

LEE LIBERMAN
Chairman Emeritus, Laclede Gas Company

NICHOLAS L. REDING
Vice Chairman, Monsanto Company

MARTIN SNEIDER
Former President,  Edison Brothers Stores, Inc.

ROBERT L. VIRGIL*
Principal, Edward D. Jones & Co.

*Member of the Audit Committee of the Board of Directors

ALYN V. ESSMAN
Chairman, Chief Executive Officer

OFFICE OF THE PRESIDENT
RUSSELL ISAAK-President
DAVID E. APRIL-Senior Executive Vice President
PATRICK J. MORRIS-Senior Executive Vice President

JANE E. NELSON
Secretary and General Counsel

CORPORATE OFFICERS
BARRY ARTHUR-Executive Vice President, Finance-Chief Financial
             Officer
EDMUND J. CHASE-Executive Vice President, Strategic Development
WILLIAM F. CRONIN-Executive Vice President, Marketing
FRAN SCHEPER-Executive Vice President, Human Resources
RICHARD TARPLEY-Executive Vice President, Manufacturing

DIVISION PRESIDENTS
THEODORE DE BUHR II-CPI Photo/Fox Photo and CPI Electronic
                    Publishing
ARTHUR PADOVESE-Prints Plus
HARRY STECHER-Sears Portrait Studios and Canadian Operations

INVESTOR INFORMATION
- --------------------

MOST RECENT ANALYST REPORTS
First Honolulu Securities, Inc., John Roberts, March 20, 1996
McDonald & Company, Jeffrey S. Stein, December 28, 1995
Value Line, Jacob Arbitman, March 1, 1996

STOCK TRANSFER, REGISTRAR, DIVIDEND REINVESTMENT AND RIGHTS AGENT
Boatmen's Trust Company, 510 Locust Street, P. O. Box 14768,
St. Louis, MO 63178-4768, (314) 466-1357, or (800) 456-9852

10-K REPORT
Single copies of the Company's Form 10-K, filed with the Securities and Exchange Commission, are available at no charge to shareholders upon written request.

ANNUAL MEETING/CORPORATE HEADQUARTERS
The annual meeting of stockholders' will convene at 10:00 a.m., Thursday, June 6, 1996 at the Corporate Headquarters, 1706
Washington Avenue, St. Louis, MO 63103-1717.

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

(This page is an insert to the annual report)

                         NOTICE TO SHAREHOLDERS

For many years, we have published a quarterly earnings report to shareholders at an annual cost of tens of thousands of dollars. That report, because it was prepared separately and printed on multi-color press, lagged the media news release by several weeks. Beginning this year, we will no longer publish that formal report, offering you instead the option of three new formats by which you can receive that information on a much more timely basis. Moreover, we will all benefit from the reduced corporate expense.

The scheduled news release dates are: 1st quarter - May 29, 1996; 2nd quarter - August 27, 1996; 3rd quarter - December 10, 1996.

Your options - which you will be given the opportunity to revise annually are:
1. You can access the news release on the Internet via the CPI Corp. home page address: http://www.cpicorp.com
2. We can automatically E-Mail to you the day of the media release.
3. We can mail you a printed copy of the quarterly news release within 7 working days after its release to the media.

Please indicate your choice of formats 2 or 3 by completing the information in the appropriate space below:

                       E-MAIL TRANSMISSION
Name .........................................................
E-Mail Address ...............................................

                  PRINTED COPY OF NEWS RELEASE
Name .........................................................
Address...............City.............State..........Zip.....

                    PLEASE MAIL THIS FORM TO:
CPI Corp., Shareholder Relations, 1706 Washington Ave.,
St. Louis, MO  63103

ADDITIONAL INFORMATION
- ----------------------

AT THE COMPANY
Alyn V. Essman
   Chairman
   CPI Corp., 1706 Washington Avenue, St. Louis, MO 63103-1717
   (314) 231-1575, Extension 3240

AT THE FINANCIAL RELATIONS BOARD, INC.
George Zagoudis
   Senior Vice President and Account Division Manager
   John Hancock Center, 875 N. Michigan Avenue, Chicago, IL 60611
   (312) 266-7800
Direct line: (312) 640-6663
David Mandy
   Associate and Market Intelligence Executive
   675 Third Avenue, New York, NY 10017, (212) 661-8030

FOR INFORMATION ON THE INTERNET
CPI Corp.: http://www.cpicorp.com
CPI Human Resources: http://www.cpicorp.com/jobs
CPI Photo: http://www.cpiphoto.com
Fox Photo: http://www.foxphoto.com
Prints Plus: http://www.printsplus.com
Sears Portrait Studio: http://www.searsportrait.com and
George Zagoudis at the Financial Relations Board, Inc.:
   grz@chi.frbd.com

(Back cover of Annual Report to Shareholders)


CPI Corp., now on the Internet



(Picture of Sears Portrait Studio website)
Sears Portrait Studios
http://www.searsportrait.com

(Picture of CPI Photo/Fox Photo website)
CPI Photo/Fox Photo
http://www.foxphoto.com

(Picture of CPI Corp. corporate website)
CPI Corporate
http://www.cpicorp.com

(Picture of Prints Plus website)
Prints Plus
http://www.printsplus.com

(Picture of CPI Human Resources website)
CPI Human Resources
http://www.cpicorp.com/jobs



CPI Corp., 1706 Washington Avenue, St. Louis, Missouri 63103-1717