Form 10-K405, Exhibit 13
period 1997-02-01
CPI CORP
filed 1997-05-01
CIK 25354

EXHIBIT (13)













                 1996 ANNUAL REPORT TO SHAREHOLDERS

(Front cover of Annual Report to Shareholders)

(Pictures:  on this page are four picture groups.  Starting in the left hand corner and continuing counter-clockwise are: pictures of a small girl with a bow in her hair being displayed on studio monitor for customer selection through the Portrait Preview System(SM); three pictures of various sizes selected from the monitor display for framing; near completed Portrait Creation; and a completed Portrait Creation on display.)




CPI CORP.
1996 ANNUAL REPORT
Blending technology, ingenuity and customer service to define our direction for tomorrow

AT A GLANCE
-----------
With almost 1,200 retail locations, CPI is the market leader in two industries-preschool portrait photography and wall decor retailing. Following three years of declining profits due mainly to intense competition in its core business, portrait photography, the Company recorded a turnaround in operating earnings in 1994 and 1995. Although earnings again fell in 1996, primarily due to increased expenses associated with repositioning the portrait studios, management believes that long-term profits will show increasing growth as a result of the following:

CONTINUING INVESTMENT TO MAINTAIN ITS LEADING POSITION IN THE PRESCHOOL PORTRAIT PHOTOGRAPHY MARKET
- As the exclusive Sears Portrait Studios operator, CPI continues a 36-year partnership, with over 1,000 studios (925 in all major Sears stores in the U.S. and Canada, and 103 in non-Sears shopping centers).
- Despite the high level of competition, the Company has maintained market share while concurrently improving its position by developing new marketing programs employing digital imaging technology to significantly enhance products and elevate customer service. CPI has invested approximately $108 million thus far in a phased $150 million development program. New technology has been installed in all studios, and almost half have been enlarged and remodeled. Completion of the development program will involve additional remodels and technology upgrades.
- Further growth is anticipated as a result of enthusiastic customer response to the new programs, which continue to be enhanced and expanded.

CONTINUING INVESTMENT TO MAINTAIN ITS LEADING POSITION IN THE RETAIL WALL DECOR BUSINESS
- Prints Plus is the leading company-owned retailer of posters, prints and framing service in the U.S., offering a very wide product selection tailored to local market preferences, plus "while-you-wait" framing service.
- Acquired in May 1993, the new business has contributed to CPI's operating earnings each year since then.
- Management is developing a program of upgraded products and services, some of which may employ new applications of digital imaging technology.
- Plans call for continuing development of this business, adding stores in prime mall locations over the next several years.

JOINT VENTURE WITH EASTMAN KODAK COMPANY IN THE INCREASINGLY
COMPETITIVE ONE-HOUR PHOTOFINISHING MARKET
- Kodak purchased a 51% share of CPI's Fox Photo, Inc.
  subsidiary in October 1996 with a cash payment of $56.1 million, while CPI retained a 49% interest in the business.

- The objective of the joint venture is to move the photofinishing business from a routine photo processing procedure to a creative imaging operation offering a broad spectrum of specialized imaging services, combining Kodak's and CPI's diverse expertise in digital imaging technology and retail marketing.
- The Fox joint venture is developing a proven business model with a strong retail identity-Fox Photo/Kodak Image Center Solutions. After this is achieved, Kodak management intends to make the basic concepts available through trade licenses to other specialty retailers.

A COMPANY-WITHIN-THE-COMPANY BRINGING THE LATEST IN DIGITAL IMAGING TECHNOLOGY TO THE MARKET PLACE
- A deep reservoir of highly skilled software analysts, spearheaded by the Strategic Development marketing application group, is actively engaged in translating the latest technology into consumer benefits. This development group has mainly benefitted CPI's portrait studios and Photofinish labs thus far, but it embodies a technical foundation capable of supporting other related imaging efforts outside the Company's current endeavors.

Capital for the expansion and upgrading of CPI's various businesses will come from cash flow, with supplemental funding from available short-term bank financing.

ACCOMPLISHMENTS AND HIGHLIGHTS
------------------------------
1996 ACCOMPLISHMENTS
- In Sears Portrait Studios, new product offerings resulted in moderate gains in customer traffic and division sales. Operating earnings, however, declined due to higher levels of expenses, along with continued investment related to enlarging and remodeling studios and continued development of new technology-based products and services for introduction in 1997 and beyond.
- The Company expanded its Prints Plus operation with the net addition of 12 new locations, bringing the total to 156, with further expansion planned for 1997 and beyond. For the fourth consecutive year since acquisition, the division made a contribution to corporate profits, although less than in prior years. Prints Plus began tests of new products and services with the objective of repositioning and upgrading the business relative to competition.
- CPI entered a photofinishing joint venture with Kodak, selling a 51% share in the Fox Photo division for $56.1 million, while retaining a 49% share. This venture allows CPI to continue its participation in the rapidly evolving photofinishing business, enjoying upside rewards while minimizing risk.
- The Company repurchased 2.25 million shares of common stock with proceeds from the joint venture, increasing the proportionate value of continuing shareholders' interest.

FINANCIAL HIGHLIGHTS (millions of dollars, except percents and per share data, continuing operations only)

                                          One Year
                         1996     1995    % Change    1991
                        -------  -------  --------  -------
Sales
------
  Portrait Studios      $289.8   $279.6     3.7 %   $279.0
  Photofinishing         114.5    188.4   (39.2)%    121.4
  Wall Decor              62.7     58.7     6.7 %        -
     Total              $467.0   $526.7   (11.3)%   $400.4
------------------------------------------------------------
Operating earnings
  Portrait Studios      $ 35.7   $ 42.6   (16.3)%   $ 56.5
  Photofinishing           0.1      3.3   (97.5)%      7.7
  Wall Decor               3.2      5.4   (39.3)%        -
     Total                39.0     51.3   (24.0)%     64.2
Net earnings,
  continuing operations   14.4*    17.6   (18.7)%     29.7
------------------------------------------------------------
Average shares
  outstanding (millions)  13.5     14.0    (3.4)%     15.1
------------------------------------------------------------
Per Share:
  Earnings, continuing
    operations          $  1.06* $  1.26  (15.9)%   $  1.97
  Dividends                0.56     0.56      -        0.56
  Tangible book value     11.90     8.88   34.0 %      7.09
  Price:
      High              $ 21.13  $ 22.13      -     $ 34.75
      Low                 13.88    14.25      -       21.88
------------------------------------------------------------

* includes $3.9 million after-tax gain ($0.29/share) on joint venture sale.


Caption on the above table:
- Portrait Studio and Wall Decor sales increased slightly in 1996, although both divisions experienced declines in operating earnings. Photofinishing results are for first 35 weeks of FY 1996 and do not include minority interest in joint venture for balance of the year.

SEGMENT RESULTS IN MILLIONS OF DOLLARS - SALES


                           Portrait    Photo-    Wall
                           Studios   finishing   Decor
1996                       $ 290      $ 114      $ 63
1995                         280        188        59
1991                         279        121         -

SEGMENT RESULTS IN MILLIONS OF DOLLARS - OPERATING INCOME


                           Portrait    Photo-    Wall
                           Studios   finishing   Decor
1996                       $ 35.7     $  .1      $ 3.3
1995                         42.6       3.3        5.4
1991                         56.5       7.7          -

Caption on the above charts:
- Portrait Studio and Wall Decor sales increased slightly in 1996, although both divisions experienced declines in operating earnings. Photofinishing results are for first 35 weeks of FY 1996 and do not include minority interest in joint venture for balance of the year.

                         page 1

OVERVIEW
--------
A FOCUSED APPROACH TO SPECIALTY RETAILING - CPI's success over its more than 50 years of retailing history is the result of applying operating principles based on:
- aggressive maintenance of market leadership;
- innovative marketing programs;
- strategic partnering with industry leaders;
- significant performance incentives for management; and
- heavy reinvestment of cash flow to support growth initiatives.

BUSINESS PHILOSOPHY - The depth of experience and leadership skills of CPI's senior management have helped develop a philosophy of concentrating on long-term results, rather than focusing on short-term achievements or setbacks. That philosophy has been validated by the Company's repositioning of its Portrait Studio division over the past several years, a period in which it maintained market leadership-at the cost of temporarily reduced earnings-in a sustained competitive struggle. Strong cash flow, even in this period, has enabled CPI to protect shareholder value through a combination of expansion, acquisitions, dividends and repurchase of shares.

DISTINCT DIFFERENCES - CPI differs from typical retailers in several significant aspects:
- CPI has historically been at the forefront in developing and implementing new consumer marketing and operating programs that enhance products and services through the application of advanced technology.
- Whereas most retailers focus on the acquisition, display and resale of products, CPI's businesses focus more on providing high value-added services. These services employ state-of-the-art technology and yield unusually high gross margins. The technology represents a significant investment in both software and production hardware, much of which was developed internally on a proprietary basis.
- The management of inventory is a continuing challenge for most retailers. The three typical problems in this area are onerous working capital requirements, obsolescence and shrinkage. CPI's primary business-Portrait Studios-has significant freedom from each of these. Inventory consists primarily of production materials related to work in progress and is relatively small compared to that of typical retailers. Therefore, it is less burdensome on working capital. Obsolescence is not a factor because
  CPI's services take the form of personalized products, i.e., photographs of a customer's baby. Finally, shrinkage is non-existent because those photos are of value only to the purchaser.
- CPI's Portrait Studios may be less negatively affected by general economic downturns than are many retailers. This is because much of the activity is driven by time-specific personal events, such as birthdays, graduations, or holidays. Customers do not tend to defer purchases for such occasions.

CPI will continue to pursue new avenues of growth in high-margin consumer businesses which are positioned (or can be repositioned) at the high end of the market and are:
  - responsive to promotional marketing;
  - expandable on a broad geographic scale;
  - operated as small retail units;
  - controllable with system-wide monitoring; and
  - focused on high value-added technology-based services.

By applying its operating experience and financial strength to new retailing opportunities, the Company hopes to continue to build on its solid base, ensuring long-term growth.

SALES IN MILLIONS OF DOLLARS

                      Dollars
1987                  $ 283
1988                    311
1989                    337
1990                    361
1991                    400
1992                    434
1993                    460
1994                    518
1995                    527
1996*                   467

* 1996 includes only 35 weeks of Photofinishing revenues.


Caption on the above chart:
Since 1986, the compound annual sales growth rate has averaged 6.3% through 1996.

EPS - CONTINUING OPERATIONS AND DIVIDENDS PER SHARE
                           Earnings     Dividends
1987                       $ 1.54       $ 0.17
1988                         1.95         0.25
1989                         2.15         0.42
1990                         2.28         0.50
1991                         1.97         0.56
1992                         1.69         0.56
1993                         1.03         0.56
1994                         1.18         0.56
1995                         1.26         0.56
1996                         1.06         0.56


Caption on the above chart:
Since 1986, the compound annual sales growth rate has averaged 6.3% through 1996.

                         page 2

FINANCIAL HIGHLIGHTS
--------------------
SALES AND EARNINGS - From the initial public offering in 1982 through fiscal 1990, CPI averaged a compound annual growth in sales of 15.7% and in earnings per share of 19.7% from continuing operations. Net earnings as a percentage of sales averaged 8.3% during this period, and the average return on equity was 30.7%. The growth was due primarily to the aggressive expansion of the Sears Portrait Studios operation and, secondarily, to the 1982 launch and subsequent development of the CPI Photofinish division. After peaking in 1990, net earnings declined in each of the following three years as a result of an increasingly competitive environment in the portrait industry. The earnings decline was reversed in 1994 and 1995, primarily due to significant sales and profit growth in the Portrait Studio segment with the introduction of new technology-based marketing programs, plus the full-year contribution of the Prints Plus wall decor business in 1994.

FISCAL 1996 - CPI's net sales from continuing operations declined 11.3% to $467.0 million from $526.7 million due to the inclusion of only partial-year photofinishing revenues in 1996. Net earnings from continuing operations declined to $14.4 million in 1996 from the prior year's $17.6 million, and earnings per share from continuing operations were $1.06 compared to $1.26. The 1996 earnings included a gain of $3.9 million, or $0.29 per share, from the sale of a 51% share of the Photofinishing division. Including losses from discontinued operations, 1995 net earnings and net earnings per share were $14.3 million and $1.02, respectively.

Portrait Studios sales in 1996 increased 3.7% to $289.8 million from $279.6 million, primarily as a result of aggressive promotion, positive consumer response to the new technology-based marketing programs, and the studio remodeling program. Operating earnings declined to $35.7 million from $42.6 million, however, due mainly to high expenses related to the new technology, plus increased studio labor costs. Operating margin as a percentage of sales was 12.3% compared to the prior year's 15.2%.

Photofinishing sales for the 35 weeks through the October 4, 1996 consummation of the joint venture with Kodak were $114.5 million compared to the full prior-year total of $188.4 million. CPI's pre-venture operating earnings were $82,000, and its minority share of post-venture operations was a $485,000 loss. In fiscal 1995, full-year earnings were $3.3 million.

Sales in the Wall Decor segment were $62.7 million, up from $58.7 million, in the company's third full year operating the Prints Plus chain since its 1993 acquisition. The growth was primarily from new stores opened in the year. Operating earnings declined to $3.3 million from $5.4 million in 1995, mainly due to reduced same-store sales from the weak fourth quarter retail activity, plus start-up expenses related to the new stores.

FINANCIAL STRENGTH - EBITDA-earnings before interest, income taxes, depreciation and amortization-is a measure commonly used and is presented to assist in understanding operating results. EBITDA has historically remained strong, even in periods of lower earnings, averaging over $65 million during the last ten years. This, along with a strong balance sheet, has enabled CPI to pursue growth through enhancement of its product and service offerings and location expansion, and increase shareholder value through dividends and repurchase of shares. Cash disbursements in 1996 included $34.7 million in capital expenditures and $7.5 million in dividends.

STOCKHOLDERS' EQUITY - From $22.8 million at the end of fiscal 1982, stockholders' equity reached $139.5 million in 1996, primarily through retained earnings. Cash returned to stockholders consisted of cumulative dividends of $71.3 million since the initiation of a regular quarterly payment in December 1985 and $74.5 million used to purchase Company stock under stock repurchase plans authorized in September 1988 and 1992. Unrelated to those plans, another $43.6 million in cash received from the sale of 51% interest in the Photofinishing division to Kodak was used in 1996 to repurchase 2.25 million shares.

Symbol/ Market:     CPY              (NYSE)
Market Price:       17 1/8           (4/14/97)
Price Range:        13 5/8 - 21 1/4  (12 months ended 4/14/97)
Market
  Capitalization:   $200.9 million   (4/14/97)
Shares Outstanding: 11,730,333       (4/14/97)
12 Months Earnings
  Per Share:        $1.06            (FY '96)*
Dividend Rate:      $0.56 per share
Current P/E:        16.16            (4/14/97)

* Continuing operations

FINANCIAL RATIOS FYE
                            2/1/97     2/3/96
Income from operations*      4.4%       6.0%
Tax rate                    37.0%      36.1%
Net earnings*                3.1%       3.4%
Return on assets*            4.8%       5.9%
Return on equity*            8.2%      10.6%

* Continuing operations

EBITDA AND NET EARNINGS IN MILLIONS OF DOLLARS

                           EBITDA       Net Earnings
1987                       $ 61.7       $ 25.8
1988                         67.8         32.6
1989                         67.0         33.8
1990                         68.6         35.0
1991                         67.6         29.7
1992                         65.0         24.8
1993                         53.4         15.1
1994                         66.5         16.6
1995                         73.2         17.6
1996                         64.5         14.4


Caption on the above chart:
- EBITDA has historically remained strong, even in periods of lower earnings.

(Picture:  on this page is a picture of Alyn V. Essman
           captioned:  "Alyn V. Essman, CPI Chairman of the
           Board and Chief Executive Officer.")

TO OUR SHAREHOLDERS
-------------------
The past year was a tumultuous one in which we continued the major repositioning effort that has consumed our attention for the past five years. While continuing the development of the new portrait studio culture, we also restructured our interest in photofinishing by creating with Eastman Kodak a new partnership that provides the opportunity to rigorously test new retail service concepts without straining capital resources or risking serious loss.

The net result of the venture was a significant improvement in our balance sheet, as we effectively monetized over $50 million of goodwill and established a firm valuation on our remaining 49% ownership. We now have the opportunity to participate in a successful development of this business or exit profitably, depending on the situation.

As a further result of this initiative, we applied much of the cash received from Kodak to repurchase a large block of common shares in a tender offer, which served our often-stated objective of returning value to our shareholders as it is created.

Following our exit last year from the copy services business, these activities characterize an attitude of focused attention on the businesses that represent the foundation of CPI's future. Although the 1996 operating results in the Sears Portrait Studios were somewhat disappointing, the direction is not. The failure to achieve a level of revenue growth that would have absorbed the extraordinary development expenses is a temporary interruption in the profit recovery pattern, but it is not a setback in our long-range plan. During 1997 we will continue to address our attention to improving top line results and controlling expenses that tend to grow out of proportion in times of dramatic change. We are confident in our ability to make significant progress on those fronts.

The analysis of 1996 expenses - and even the planning for 1997 - must take into account the substantial investments we continue to make in technology that will benefit the Portrait Studios in the future. These investments are embodied in a virtual company-within-the-company: a highly skilled group of software specialists pioneering new retail applications of digital imaging technology, radically changing the ways we conduct our business and how our customers view us.
This group has mainly benefitted our Portrait Studios and

Photofinishing labs thus far, but it represents a technical foundation capable of supporting other related imaging efforts outside our current endeavors.

We recognize the difficulties in the Wall Decor business and the necessity to overcome them in 1997. We will moderate our investment programs as we carefully examine opportunities and obstacles. None of us expect to run businesses without encountering problems. In fact, management's charge is not to ride the waves of success, but rather to navigate the shoals effectively. CPI's management has demonstrated the capacity to manage difficult situations effectively. There is no reason to expect any less of us in this case.

The past five years have been a trying time as we have redirected our efforts to the protection of existing values, while providing ample opportunity for the development of new values to the long-term benefit of our shareholders. As we move to implement the technology in support of our viable ongoing businesses, we are looking for ways to commercialize that same technology to develop new revenue and profit opportunities. Development expenses will continue to be significant during 1997 and into 1998, but we are already beginning to see where we can realize the fruit of our efforts.

We do not mean to imply that with the developments of the past few years we will solve all problems, present and future. We are living in an age in which virtually all industries are experiencing rapid evolution in basic processes, sometimes causing structural changes. In the realm of digital imaging, new developments unfold with breathtaking speed, so it is almost certain that we will never be able to sit back and say, "We have arrived."
However, our journey to new performance heights will be significantly enhanced by these initiative.

April 14, 1997
Alyn V. Essman


Alyn V. Essman
CPI Chairman of the Board and Chief Executive Officer

(Pictures:  on this page are two pictures.  One picture is of a small girl holding a stuffed animal. The second picture is of the Sears "Golden Opportunities" award, which CPI was awarded in 1996.

SEARS PORTRAIT STUDIOS
----------------------
CPI's major business is professional portrait photography of babies, children, adults and family groups in 1,028 permanent studios, which CPI operates in the U.S., Puerto Rico and Canada as Sears' exclusive portrait photography concessionaire.

THE PRE-SCHOOL PORTRAIT MARKET - The Company believes it is the largest participant in the over $1 billion portrait market of children under six years old. Although earlier U.S. Census Bureau population projections predicted declining preschool population through the year 2000, for several years the birth rate has been in the four million range annually, supporting what should be a strong market for some time to come. Lending further support, the population of grandparents-the most common recipients of photos-is growing as Americans live longer.

CPI's typical customer is a mother under 35 years old, with one or two preschool children, and is a member of a middle-income household. Research indicates that she values photographers who are friendly and work well with children, taking the time to make sure each photograph satisfies her needs.

CPI-SEARS RELATIONSHIP - CPI is Sears' exclusive portrait service and its leading concessionaire, with the over 35-year relationship benefiting both companies. Throughout this long period, CPI and Sears have worked together in creating the mass portrait market, progressing from traveling photographers to permanent studios, developing pre-printed full-color portrait packages, and introducing services based on state-of-the-art technology such as the Portrait Preview System(SM). As evidence of its ongoing contributions and importance to Sears, CPI has been awarded the prestigious "Partners in Progress" award in eleven of the past fourteen years, and in 1995, Sears bestowed on CPI the first "Partners in Progress" award ever accorded a concessionaire in Canada. Still more noteworthy, in 1994 Sears honored CPI with the first "Chairman's Award" ever to be awarded to a Sears

(Pictures:  on this page are seven pictures.  Beginning at the top of the page and descending are six pictures of various sizes showing a small boy's portrait with different backdrops or poses. The seventh picture shows a mother holding her small boy while an employee displays the portraits on the Portrait Preview System(SM).)

Licensed Business in recognition of the significance of CPI's ground-breaking, technology-based marketing program. Most recently, in 1996 CPI was the sole recipient of the newly created Sears "Golden Opportunities" award for the most responsive handling of customer complaints of all Sears concessionaires.

The trust and integrity that the Sears name confers are powerful assets in CPI's dealings with customers. The value of these assets has been further strengthened by the resurgence of Sears as a formidable competitor in the department store arena.

Through its relationship with CPI, Sears receives substantial license fees, but makes only minimal investment of its own capital and management resources. Sears provides floor space and basic services, and Sears' daily cash management and accounting systems provide CPI with valuable control mechanisms. CPI recruits, trains and manages its own personnel, develops and executes its own advertising and marketing plans, and makes its own investment in improvements and equipment. In 1996, CPI spent $39.4 million, representing 13.7% of sales, in advertising the Sears name in connection with the portrait studios. The advertising was primarily directed to women with young children, a highly valued customer base for Sears.

RECENT DEVELOPMENTS - With CPI's Sears program as a model, competition in the U.S. preschool photography market began increasing dramatically in 1990. Concessionaires of other large chain retailers- JCPenney, Kmart and Wal-Mart-began converting their traveling photography operations to permanent studios, while also installing studios in new stores being opened by those retailers. The expansion continued unabated through 1996, with the number of directly competing permanent studios increasing from just over 600 to about 3,600 over the seven-year period. During the same time span, the number of Sears studios in the U.S. only increased from 840 to 909, including studios added in malls without a Sears store.

The competitive expansion was supported by increasingly aggressive promotions offering more and more portraits at very low prices. The large advertised packages decreased the probability that a customer would purchase additional portraits, and thereby significantly capped the profit potential from additional sales. CPI responded to this challenge with aggressive promotional campaigns to maintain its leading position, and concurrently developed new technology-based marketing programs that could provide a significant, lasting competitive advantage to the Company. The architecture of the computer system operating the programs was designed to allow for expansion far into the future. CPI engineers and programmers created almost all of the software for the programs.

The new marketing programs were developed by a special Strategic Development (SD) task force which was charged with achieving a full understanding of customers' desires and influences motivating them. Extensive consumer research revealed that while some customers at certain times are in the market for a large number of portraits at a low price, at other times those same customers base their decision on other factors such as freedom of choice, and flexibility in poses, sizes and quantity. The SD group, drawing on CPI's five-year experience in digital imaging technology, embarked on extensive marketing tests that led to the development of new tools and processes to provide customers with a more rewarding, friendlier studio experience and new products to heighten customer interest. The resulting technology-based program was designated the Portrait Preview System(SM).

Based on positive results of these tests, CPI committed to the installation of the system in all studios in a five-year upgrade program. The rollout in

(Pictures:  on this page are six pictures of various multiple portrait collages designed from the Portrait
            Creations product line.)

the U.S. studios, which was accomplished from March to October 1994, was supported by the most comprehensive employee training program in the Company's history. Installation in all 1,000-plus studios, including those in Canada, was completed in only 18 months.

1996 OPERATING RESULTS - Throughout the year, advertising focused on customer benefits provided by the new technology, offering customers the choice of a large, pre-set assortment of portraits at a competitive price, or a custom, personalized selection with open-end unit pricing. Total revenues increased 3.7% to $289.8 million from the prior year's $279.6 million. However, operating earnings declined to $35.7 million from $42.6 million due to increased operating expenses and lower than anticipated second-half sales, and operating margin fell to 12.3% from 15.2%.

OUTLOOK - The Portrait Preview System provides great flexibility that enables the photographer to involve the customer in the selection of her favorite expressions and poses of her child. In this process, which takes place in the studio camera room, the photographer is a creative partner working in the interests of the customer. After the camera room sitting, the customer can make an immediate selection from the video screen and take home a set of full-color proofs of selected poses.

Customer and employee response to the new portrait experience has been extremely favorable, mainly due to the friendlier, low-stress transaction, combined with the strong appeal of the new technology-based products. The majority of customers participating in research focus groups have indicated that the system is very easy to use and that the portraits shown on the screen are representative of their finished portraits. Most said they prefer being left alone at the monitor while selecting their portraits.

Positive customer reaction is the result of much more than just the technology-based products and the ease with which they can be selected and ordered. As a result of intensive training programs, the very culture of the studio process has been changed. An environment that many customers previously felt was uncomfortable has been supplanted by one of support and cooperation, as employee attitudes have refocused on total customer satisfaction.

In 1995-96, CPI continued its tradition of innovative product development through applied technology with a series of new offerings-some of which are still evolving. One of these is Portrait Creations-collages of multiple portraits, with each grouping framed in an attractive colorful mat with a unifying graphic theme, such as a personal event (birthday), a holiday (Christmas), an activity (sports, for example) plus a variety of other attractive designs. The customer chooses three poses from the sitting and views them on the video monitor in several digitized Portrait Creations formats, then selects the design she prefers, which is immediately printed for her to take home. In addition to the generic thematic designs, tie-ins to specific attractions are being developed, as well as designs that feature regional themes. Portrait Creations products were introduced after mid-year 1995, and met with immediate customer approval.

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

Recognizing the importance of this endeavor, Sears and CPI in 1994 entered into a new five-year licensing agreement and are working together to coordinate the studio remodeling with Sears' previously announced $4 billion capital expenditure program in which the retailer is upgrading and remerchandising its stores.

Over the 1994-96 period, almost 400 of the 800-plus U.S. studios were remodeled and upgraded, and about 120 more are scheduled for 1997. The new design will also be incorporated in all studios in new Sears stores that open in 1997. Capacity is being further expanded by the installation of additional camera rooms in existing studios, primarily those that are being remodeled. Remodeling of the remaining U.S. locations will be completed in conjunction with the Sears store-remodeling schedule.

Through 1996, CPI's capital investment, including new technology, training, studio remodeling and added enhancements, has totaled over $108 million. While depreciation and amortization expense from these investments has penalized earnings in the past two years, management expects those expenses to peak in 1998 and then decline. Going forward from that date, capital investment should be limited to maintenance of existing facilities, comfortably funded by continuing cash flow from operations.

One other consideration relates to potential earnings improvement. In recent research regarding portrait studio market position, Sears Portrait Studio customers reported a significant increase in overall satisfaction when compared to previous benchmarks and compared to primary competitors. With this perception of a higher level of satisfaction, management is cautiously introducing tactical price increases as a means of enhancing revenues.

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

REVENUE GROWTH IN MILLIONS OF DOLLARS
1987                       $ 195
1988                         219
1989                         235
1990                         253
1991                         251
1992                         256
1993                         237
1994                         275
1995                         278
1996                         288

OPERATING EARNINGS AS A PERCENT OF SALES
1987                       $ 27.7
1988                         28.2
1989                         26.7
1990                         25.1
1991                         23.1
1992                         18.9
1993                         12.6
1994                         13.9
1995                         15.2
1996                         12.3

Caption on the above charts:
- The Sears Portrait Studios have recorded a long history of sales growth with few interruptions. Following a period of declining earnings, operating margins recorded a turnaround in 1994 and 1995. Management anticipates future improvement as a result of enthusiastic customer response to new programs, which continue to be enhanced and expanded.

(Pictures:  on this page are three pictures of various sizes from the Fox Pet Photo Contest captioned: "Fox customers are serious about photography. Several of the top winning photos from the 1996 annual Fox Pet Photo Contest are featured on left.")

FOX PHOTO
---------
CPI entered the photofinishing business in 1982 and, through a combination of new store openings and acquisitions, expanded the operation into the nation's largest specialty owner/ operator of stand-alone photofinishing minilabs. The most significant acquisition, that of Fox Photo in 1991, added over 300 locations and almost doubled the business' size. At the end of fiscal 1993, the business peaked at 670 locations. With the closing of a number of marginal labs in 1994 and 1995, and the sale of still others in the first half of 1996, the total stood at 554 locations at mid-year 1996.

Since October 5, 1996 the business has been operated as a joint venture, 51% of which is owned by Kodak and 49% by CPI Corp. Kodak acquired its majority interest with a cash payment of $56.1 million to CPI. The new business, Fox Photo, Inc., operates under a joint board of directors headed by Alyn V. Essman, CPI chairman. Ted de Buhr is president-the position he previously held with the CPI subsidiary-and chief executive officer.

THE CHANGING MINILAB MARKET - In recent years, the one-hour retail photofinishing industry has become increasingly competitive as mass merchandisers, supermarkets and drug store chains have added one-hour service, using in-store minilabs, to their next-day service from central labs. Wal-Mart, Kmart and Walgreens plus several large grocery store chains have been especially active in the expansion. These chains have typically promoted one-hour service at very competitive prices, compounding the effect of the proliferation of locations, and depressing profit margins throughout the industry.

As a partial consequence of the heightened competitive climate, the industry has undergone a consolidation process over the past several years. For example, in just the two-year 1992-93 period, specialty retailers-primarily stand-alone minilab operators-closed about 1,500 locations, while mass merchandise retailers opened a like number over the same period.

In the face of this increased competition, CPI's minilab business maintained sales levels fairly well, but suffered margin declines. Looking to achieve a turnaround in profitability, CPI drew on its

(Pictures:  on this page are five pictures of various sizes
            captioned: "With the Photo Preview system, the customer can view each exposure on a monitor, make cropping decisions, size selections and order decisions, then receive a proof sheet of the entire roll for future reference.")

recent experience with Sears, in which the two companies were able to reposition the Sears Portrait Studios through a partnership effort employing technology-based marketing programs. CPI recognized the need for a similar initiative with a strategic partner who shared the vision of re-energizing the photofinishing industry through the development and marketing of unique new consumer imaging services. Building on a 40-year relationship, CPI formed the joint venture with Kodak, the industry-leading innovator in technology.

1996 OPERATING RESULTS - Revenues for the 35 weeks through the October 4, 1996 consummation of the joint venture were $114.5 million compared to the full prior-year total of $188.4 million. CPI recorded pre-venture operating earnings of $82,000, and its minority share of post-venture operations resulted in a loss of $485,000. In fiscal 1995, full-year earnings were $3.3 million.

A LOOK TO THE FUTURE - The objective of the joint venture is to move the photofinishing business from a routine photo processing operation to a creative imaging operation offering a broad spectrum of specialized imaging services, combining Kodak's and CPI's diverse expertise in digital imaging technology and retail marketing. After developing a proven business model with a strong retail identity, Kodak then intends to make the basic concepts available through trade licenses to other specialty retailers.

Prototype stores, called Fox Photo/Kodak Image Center Solutions, have been developed based on these concepts, and a full market test involving seven locations began in Austin, Texas in the fourth quarter of 1996. In addition to a broad selection of attractively displayed merchandise, including cameras (35mm, Advanced Photo System and digital), frames, batteries, albums and other accessories, the stores offer a unique array of state-of-the-art digital work stations that provide a wide variety of graphic products and services.

One such service developed by a CPI task force, called Photo Preview, scans and digitally stores in the system's computer memory all the exposures on the customer's roll, allowing the customer to view, crop and modify the individual exposures on a large color video monitor. The customer can then decide which ones to have printed, and order prints in the quantity and sizes desired of each exposure-mixing standard prints, wallet photos, panoramics and enlargements. The customer pays only for those selected and receives a proof sheet of the entire roll.

(Pictures:  on this page are four pictures of various sizes
            showing Kodak Custom Creation multi-photo collages.)

The stores also feature Kodak's Image Magic CopyPrint and Enhancement stations that offer a variety of other digital imaging services. Also, a Kodak Digital Enhancement Station facilitates repair and restoration of damaged pictures, color and contrast adjustment, and removal of reflections. Due to the technical nature of such projects, the actual image manipulation is usually performed by a highly trained associate technician.

With the Kodak Custom Creation station, a customer can create multi-photo collages, family photo-trees, wine bottle labels and cassette boxes, choose from varied backgrounds, create enlargements up to 11x14, and select from a variety of seasonal card templates, adding imprinted personalized messages. The templates and backgrounds are changed periodically to maintain variety and freshness.

Preliminary results in the Austin market test show that sales could increase by as much as 25 to 30% per store as a result of positive response to the unique new products and services presented by highly trained personnel. Roll volume has also increased significantly, apparently due to customers correlating store employees' skills in operating the digital imaging systems with expertise in superior quality film processing. As a result of the favorable outlook, other markets are scheduled for broader testing of the new store prototype in 1997. To serve the needs of customers better, the new labs will be enlarged as well as remodeled to accommodate the additional equipment and expanded merchandising efforts.


FOX PHOTO, INC. PHOTOFINISHING REVENUE GROWTH* (in millions of dollars)


1987                       $ 61
1988                         69
1989                         76
1990                         82
1991                        121
1992                        169
1993                        187
1994                        191
1995                        188
1996*                       114

* 1996 results are for 35 weeks prior to formation of joint venture.

Caption on the above chart:
- Through a combination of new store openings and acquisitions, the business has recorded significant growth in revenues.

(Pictures:  on this page are two pictures of different sizes showing a Prints Plus Studio.)

PRINTS PLUS
-----------
The acquisition of Prints Plus in 1993 provided CPI with an additional strong operating segment. As the leading company owned-and-operated posters, prints and framing retailer in the U.S., Prints Plus operates 156 locations in prime regional shopping malls throughout the country. Instrumental to the acquisition was the continuing direction of a strong, experienced management team whose operational criteria and practices parallel those of CPI. As such, the business represents a good strategic fit with CPI's existing capabilities and provides an opportunity for rewarding investment of the Company's resources.

Since acquiring Prints Plus, CPI has expanded the business by opening 54 new locations. Like the original stores, the additions are in prime locations within regional malls, access to which is aided by the Company's ongoing contacts with mall developers. The division has scheduled approximately six new stores to open in 1997.

1996 RESULTS - Prints Plus recorded sales of $62.7 million in 1996, 6.7% above the prior year's $58.7 million. Most of the growth was due to the addition of new locations, as same-store results were hampered by the soft retail environment during the late-year holiday season-the period in which mall-based stores typically generate the bulk of their sales and profits. Operating earnings declined to $3.3 million from $5.4 million, mainly due to reduced same-store sales, plus start-up expenses associated with new stores and the conversion of selected stores to an expanded custom framing format.

EXPANDING POTENTIAL - At present, each store displays a very wide selection of posters and prints reflecting current decorating trends. While Prints Plus offers products for all age groups, artistic taste among age groups and geographic regions are different. In view of this variety, management tailors the merchandise mix of each location to a customer profile for each area, considering its particular trends and preferences.

In providing immediate framing service, Prints Plus holds a significant edge over most competitors located in regional malls and strip shopping centers. Prints Plus provides
"while-you-wait" custom framing for everyday value pricing that few competitors can match.

However, the lack of growth in same-store sales has prompted management to examine a repositioning of the business through an upgrade of its product and service offerings. This decision was strengthened when the broader home furnishings industry reported gains in the 1996 year-end holiday season, contrary to Prints Plus' lagging performance over the same period.

In the first phase of repositioning, the selection of frames and mats is being greatly expanded, to include a full line of frame designs using new materials as well as a variety of woods and metals. In an initial test, revenues have increased as a result of positive customer response to the new offerings.

The company is also contemplating tests of other services that employ new technology in a variety of ways. In one service being considered, a small photo would be scanned using digital imaging, greatly enlarged, then printed on canvas and framed-resulting in a high quality presentation at a very competitive price. The same process could be used to feature a child's first kindergarten art work or other personal images.

Based on positive results from the expanded framing tests, plus increasing returns expected as a result of economies of scale, management plans to continue to invest in the Prints Plus business through the continuing addition of new locations, funding the expansion with ongoing cash flow.

FINANCIAL BACKGROUND AND TRENDS
-------------------------------
In the planning, execution and evaluation of its long-term strategies to create shareholder value, CPI management focuses on:
- maximizing cash flow generated internally;
- reinvestment of a portion of excess cash into new and existing businesses at a rate of return above the Company's cost of capital;
- returning a portion of cash to shareholders through stock repurchases and dividends; and
- raising additional capital only when it can meet or exceed shareholder return expectations.

The following comments describe how these strategies have been applied, with special reference to the past five years. The comments should be read in conjunction with the accompanying tables and charts and the financial summary on page 16.

THE TRANSITION FROM PAST PERFORMANCE TO FUTURE OPPORTUNITY During the 1986-1995 decade there were significant economic changes, as well as changes in CPI's business strategies and capital structure. CPI's 10-year performance was characterized by double-digit growth rates in sales, total assets and total equity. That time period reflected entry into new businesses; the investment of cash flow to fund expansion; and management's response to competitive forces, including programs to strengthen the Company's market franchise. During the time period from 1986 through 1995, profit margins on continuing operations averaged 6.9%, return on assets averaged 13.3% and return on equity averaged 20.1%.

During the five-year period 1991-1995, CPI's financial history was influenced by unprecedented growth in portrait studio competition. Facing pricing pressures in its core business, the Company continued to fund development projects, make acquisitions, significantly expand the Photofinishing segment and repurchase stock. Declining profit margins in Portrait Studios were mainly responsible for lower average growth rates and returns on sales.

The 1996 fiscal year was a significant turning point for CPI, marking a major transition from the past to the future with the sale of an interest in its Photofinishing segment to Kodak.

GROWTH RATE
                 1986-1995    1991-95
Sales             10.3%        7.9%
Total assets      11.8%        6.6%
Total equity      11.0%        2.8%

GROWTH IN REVENUES PER SHARE
1992              $ 29.56
1993                31.36
1994                36.70
1995                37.65
1996*               34.55

* 1996 sales included only 35 weeks of Fox Photo, Inc. results prior to formation of the joint venture.

Caption on the above chart:
- Revenues per share increased by 16.9% over the past five years, partly due to stock repurchases. Total corporate sales were up 7.7% over the same period, from $433.8 million to $467.0 million.*

EBITDA AND NET EARNINGS IN MILLIONS OF DOLLARS

                                    Net Earnings,
                     EBITDA     Continuing Operations
1992                 $ 65.0         $ 24.8
1993                   53.4           15.1
1994                   66.5           16.6
1995                   73.2           17.6
1996                   64.5           14.4


Caption on the above chart:
- Over the past five years, EBITDA (net income, before interest, income taxes, depreciation and amortization) has averaged over $64 million, even though earnings have varied significantly.

BALANCE SHEET COMPARISON REFLECTS CORE FOCUS (% Of Total
Assets)

                           February 3,    February 1,
                              1996*          1997**
                           -----------    -----------
Property/equipment         56%            53%
Other                       3%             2%
Intangibles                17%             -
JV minority interest        -             19%
Current assets             24%            26%

*  Before Fox Photo, Inc. transaction.
** After Fox Photo, Inc. transaction.

Caption on the above chart:
- With the Fox Photo, Inc. transaction, CPI converted substantially all of its $51 million in intangible assets, while retaining a minority interest in the photofinishing business.

                         page 14

GROWTH IN TOTAL AND REMODELED PORTRAIT STUDIO SPACE

                    To Be                Remodeled-
             Remodeled-Sq. Ft (000)     Sq. Ft (000)
1992         592                          -
1993         612                          -
1994         481                        206
1995         382                        405
1996         284                        564


Caption on the above chart:
- Nearly 400 studios were remodeled through 1996. The average studio size and total studio space increased significantly in the process, which is continuing.

INVESTMENT IN TECHNOLOGY RESOURCES LABOR AND OVERHEAD (Index:
1992=100)

                  Index
1992              100
1993              117
1994              165
1995              224
1996              411


Caption on the above chart:
- CPI's investment in evolving technology, embodied in a deep reservoir of highly skilled software analysts, has increased 4-fold since 1992. The development group provides a technical foundation capable of supporting imaging efforts outside the Company's current endeavors.

STUDIO CAPITAL EXPENDITURES (in millions of dollars)

1992               2.4
1993              19.0
1994              57.7
1995              24.8
1996              17.8


Caption on the above chart:
- Portrait studio capital expenditures peaked in 1994 with the rapid roll-out of the technology-based Sears Portrait Preview
  System. Current investment is focused on the remodeling and expansion of studio facilities.

REBALANCING CORPORATE RESOURCES . . .
During the past year, CPI's management took advantage of the opportunity to realize a return on assets in its Photofinishing segment, while retaining a significant interest in a Kodak joint venture to explore digital imaging in a new retail format. As a result of the transaction, the Company:
- sold a 51% interest in Fox Photo to Kodak for $56.1 million,- converting substantially all of the $51 million in intangible assets
- returned approximately $44 million to shareholders in a tender offer

 . . .TO REFOCUS ON THE CORE BUSINESS
CPI is proud of its growth and the market shares of its businesses. However, these measures by themselves do not ensure continuing success. Management realized that to improve the Company's competitive position in its core business-portrait photography-it must achieve a quantum leap in the value delivered to customers. Achieving a true transformation of the Portrait Studio operation required a significant capital expansion program, comprised of technology installation and studio enhancements. Over the past five years, CPI's technology development program has been marked by a number of milestones:
- 1992-Formation of the Strategic Development task force and development of the computerized freeze-frame Sears Portrait Preview system
- 1993-Installation of a new point-of-sale system and multiple-market test of the Sears Portrait Preview system in 100 studios
- 1994-Installation of the Sears Portrait Preview system in all 1,000 Sears Portrait Studios
- 1995-Technology enhancements and product expansion called Portrait Creations installed in all studios
- 1996-Development of a suite of software to create a flexible platform capable of being adapted to many businesses' requirements

Going forward, with a realigned balance sheet and renewed focus on portrait studios, CPI anticipates improving performance based on the continuous expansion in studio space; further capital investment, although at a reduced rate; and high levels of technology development and support services, now a significant component of the Company's marketing efforts.

As the Company pursues revenue growth in the Portrait Studios, management anticipates improving profit margins based on the following factors:
- higher volumes will contribute to better coverage of overhead costs;
- growing acceptance of value-added services could result in higher average pricing;
- opportunities exist for further cost control; and
- depreciation expenses should have a diminishing impact.
In addition, with fewer shares outstanding, the Company is positioned to report rising earnings per share.


CONTINUING OPERATIONS
---------------------

                                        1996     1995     1994
Per Share:
  Sales                               $ 34.55  $ 37.65  $ 36.70
  Assets                                21.11    21.67    21.93
  Equity                                11.94    12.56    12.12
  Earnings                               1.06     1.26     1.18
  Dividends                              0.56     0.56     0.56
  Prices: high                          21.13    22.13    21.88
          low                           13.88    14.25    13.88
  P/E range: high                       19.93    21.70    20.83
             low                        13.09    13.97    13.21
  Dividend yield                         3.20%    3.08%    3.13%
Income Data (million $):
  Net sales                           $467.0   $526.7   $517.5
  Income from operations                20.4     31.7     30.3
  Net interest & other income(expense)  (3.3)    (4.1)    (3.9)
  Gain on sale of interest in Photo-
   finishing segment                     6.2       -        -
  Interest in joint venture             (0.5)      -        -
  Earnings before income taxes,
   cumulative effect of accounting
   change and discontinued operations   22.8     27.6     26.4
  Income taxes                           8.4     10.0      9.8
  Earnings before accounting change
   and discontinued operations          14.4     17.6     16.6
  Accounting change                       -        -        -
  Net earnings from
   continuing operations                14.4     17.6     16.6
  Avg. shares outstanding
   (in million shares)                  13.5     14.0     14.1
Balance Sheet (million $):
  Current assets                      $ 63.7   $ 72.8   $ 82.0
  Cash and equivalents                  21.9      8.3      9.2
  Net fixed assets                     130.8    167.9    159.1
  Total assets                         246.7    300.5    300.5
  Employed assets                      224.8    292.2    291.3
  Current liabilities                   50.8     64.0     69.8
  Long-term debt                        44.9     54.8     59.7
  Stockholders' equity                 139.5    174.2    166.0
  Employed equity                      117.6    165.9    156.8



CONTINUING OPERATIONS (continued)
---------------------

                                        1996     1995     1994
Funds Flow Data (million $):
  From operations                     $ 53.8   $ 53.7   $ 40.4
  From (used for) investments           17.4    (43.7)   (51.7)
  From (used for) financing             57.7    (11.1)   (15.3)
  Effect of exchange rate changes        0.1      0.2     (0.3)
  Change in cash & cash equivalents     13.6     (0.9)   (26.9)
  Capital expenditures*
    (excluding acquisitions)            34.7     48.8     75.1
  Acquisitions*                           -        -        -
Ratio Analysis:
  Net margin (1)                         3.1      3.4      3.2
  Asset turnover (2)**                   1.55x    1.75x    1.69x
  Return on assets (3)**                 4.78%    5.88%    5.44%
  Financial leverage (4)**               1.73x    1.81x    1.74x
  Return on equity (5)**                 8.25%   10.64%    9.47%
  Retention rate (6)                     0.480    0.459    0.465
  Implied growth rate (7)                3.96%    4.88%    4.40%

*    To maintain capacity             **   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock/net earnings
(7)  Implied growth rate: Return on equity x retention rate


CONTINUING OPERATIONS (continued)
---------------------
                                        1993     1992     1991
Per Share:
  Sales                               $ 31.36  $ 29.56  $ 26.50
  Assets                                20.92    16.25    16.25
  Equity                                12.01    11.75    10.90
  Earnings                               1.03     1.69     1.97
  Dividends                              0.56     0.56     0.56
  Prices: high                          20.75    26.38    34.75
          low                           13.88    15.00    21.88
  P/E range: high                       23.06    17.13    19.31
             low                        15.42     9.74    12.15
  Dividend yield                         3.23%    2.71%    1.98%
Income Data (million $):
  Net sales                           $460.0   $433.8   $400.4
  Income from operations                22.0     38.5     43.4
  Net interest & other income(expense)  (0.3)     1.6      4.0
  Gain on sale of interest in Photo-
   finishing segment                      -        -        -
  Interest in joint venture               -        -        -
  Earnings before income taxes,
   cumulative effect of accounting
   change and discontinued operations   21.7     40.1     47.4
  Income taxes                           8.7     15.3     17.7
  Earnings before accounting change
   and discontinued operations          13.0     24.8     29.7
  Accounting change                      2.1       -        -
  Net earnings from
   continuing operations                15.1     24.8     29.7
  Avg. shares outstanding
   (in million shares)                  14.7     14.7     15.1
Balance Sheet (million $):
  Current assets                      $127.8   $ 73.2   $ 83.6
  Cash and equivalents                  36.1     21.0     30.0
  Net fixed assets                     114.3     97.6     97.7
  Total assets                         305.8    237.8    238.9
  Employed assets                      269.7    216.8    208.9
  Current liabilities                   65.2     56.8     67.0
  Long-term debt                        59.8      0.3      0.6
  Stockholders' equity                 175.5    171.9    160.3
  Employed equity                      139.4    151.0    130.3



CONTINUING OPERATIONS (continued)
---------------------

                                        1993     1992     1991
Funds Flow Data (million $):
  From operations                     $ 38.2   $ 36.9   $ 51.6
  From (used for) investments          (73.9)   (34.4)   (87.2)
  From (used for) financing             51.6    (10.2)   (18.7)
  Effect of exchange rate changes       (0.8)    (1.3)    (0.2)
  Change in cash & cash equivalents     15.1     (9.0)   (54.5)
  Capital expenditures*
    (excluding acquisitions)            28.9     12.0     19.8
  Acquisitions*                         14.7     23.9     70.2
Ratio Analysis:
  Net margin (1)                         3.3      5.7      7.4
  Asset turnover (2)**                   1.93x    1.82x    1.83x
  Return on assets (3)**                 6.36%   10.39%   13.59%
  Financial leverage (4)**               1.38x    1.49x    1.44x
  Return on equity (5)**                 8.78%   15.47%   19.57%
  Retention rate (6)                     0.381    0.637    0.689
  Implied growth rate (7)                3.35%    9.86%   13.48%

*    To maintain capacity             **   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock/net earnings
(7)  Implied growth rate: Return on equity x retention rate



CONTINUING OPERATIONS (continued)
---------------------
                                        1990     1989     1988
Per Share:
  Sales                               $ 23.45  $ 21.46  $ 18.56
  Assets                                14.48    12.74    12.03
  Equity                                10.04     8.63     8.34
  Earnings                               2.28     2.15     1.95
  Dividends                              0.50     0.42     0.25
  Prices: high                          32.88    33.88    22.25
          low                           24.25    21.00    17.25
  P/E range: high                       15.01    18.51    12.29
             low                        11.07    11.48     9.53
  Dividend yield                         1.75%    1.53%    1.27%
Income Data (million $):
  Net sales                           $360.7   $336.9   $310.5
  Income from operations                49.3     47.3     48.1
  Net interest & other income(expense)   6.4      5.5      5.7
  Gain on sale of interest in Photo-
   finishing segment                      -        -        -
  Interest in joint venture               -        -        -
  Earnings before income taxes,
   cumulative effect of accounting
   change and discontinued operations   55.7     52.8     53.8
  Income taxes                          20.7     19.0     21.2
  Earnings before accounting change
   and discontinued operations          35.0     33.8     32.6
  Accounting change                       -        -        -
  Net earnings from
   continuing operations                35.0     33.8     32.6
  Avg. shares outstanding
   (in million shares)                  15.4     15.7     16.7
Balance Sheet (million $):
  Current assets                      $130.2   $106.4   $104.5
  Cash and equivalents                  84.5     68.7     62.5
  Net fixed assets                      80.7     81.4     78.0
  Total assets                         218.7    196.5    197.0
  Employed assets                      134.2    127.8    134.5
  Current liabilities                   51.4     47.8     47.3
  Long-term debt                         0.5      0.3      0.5
  Stockholders' equity                 151.7    133.1    136.6
  Employed equity                       67.3     64.4     74.1



CONTINUING OPERATIONS (continued)
---------------------

                                        1990     1989     1988
Funds Flow Data (million $):
  From operations                     $ 50.0   $ 53.3   $ 42.5
  From (used for) investments          (19.2)   (15.0)   (23.7)
  From (used for) financing            (15.3)   (32.1)    (9.7)
  Effect of exchange rate changes        0.3       -       0.4
  Change in cash & cash equivalents     15.8      6.2      9.5
  Capital expenditures*
    (excluding acquisitions)            15.1     18.5     12.1
  Acquisitions*                          1.2      0.8     11.0
Ratio Analysis:
  Net margin (1)                         9.7     10.0     10.5
  Asset turnover (2)**                   1.84x    1.71x    1.84x
  Return on assets (3)**                17.83%   17.17%   19.30%
  Financial leverage (4)**               1.48x    1.44x    1.44x
  Return on equity (5)**                26.39%   24.72%   27.79%
  Retention rate (6)                     0.773    0.771    0.863
  Implied growth rate (7)               20.40%   19.06%   23.99%

*    To maintain capacity             **   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock/net earnings
(7)  Implied growth rate: Return on equity x retention rate


CONTINUING OPERATIONS (continued)
---------------------

                                        1987     1986
Per Share:
  Sales                               $ 16.92  $ 15.50
  Assets                                10.14     8.45
  Equity                                 7.02     5.69
  Earnings                               1.54     1.18
  Dividends                              0.165    0.085
  Prices: high                          27.75    21.88
          low                           12.75    11.88
  P/E range: high                       19.01    19.71
             low                         8.73    10.70
  Dividend yield                         0.81%    0.50%
Income Data (million $):
  Net sales                           $283.2   $254.4
  Income from operations                43.0     38.3
  Net interest & other income(expense)   3.2      1.0
  Gain on sale of interest in Photo-
   finishing segment                      -        -
  Interest in joint venture               -        -
  Earnings before income taxes,
   cumulative effect of accounting
   change and discontinued operations   46.2     39.3
  Income taxes                          20.4     19.9
  Earnings before accounting change
   and discontinued operations          25.8     19.4
  Accounting change                       -        -
  Net earnings from
   continuing operations                25.8     19.4
  Avg. shares outstanding
   (in million shares)                  16.7     16.4
Balance Sheet (million $):
  Current assets                      $ 90.5   $ 60.2
  Cash and equivalents                  53.1     29.5
  Net fixed assets                      68.8     68.0
  Total assets                         168.7    139.3
  Employed assets                      115.6    109.7
  Current liabilities                   39.9     36.1
  Long-term debt                         0.2      0.4
  Stockholders' equity                 116.7     93.8
  Employed equity                       63.7     64.2



CONTINUING OPERATIONS (continued)
---------------------

                                        1987     1986


Funds Flow Data (million $):
  From operations                     $ 47.4   $ 32.7
  From (used for) investments          (23.3)   (30.6)
  From (used for) financing             (0.7)    12.7
  Effect of exchange rate changes        0.1      0.1
  Change in cash & cash equivalents     23.5     14.9
  Capital expenditures*
    (excluding acquisitions)            13.6     16.4
  Acquisitions*                          3.2     15.5
Ratio Analysis:
  Net margin (1)                         9.1      7.6
  Asset turnover (2)**                   2.03x    2.58x
  Return on assets (3)**                18.47%   19.61%
  Financial leverage (4)**               1.49x    1.61x
  Return on equity (5)**                27.52%   31.57%
  Retention rate (6)                     0.888    0.924
  Implied growth rate (7)               24.44%   29.17%

*    To maintain capacity             **   Beginning fiscal year
(1)  Net margin: Net earnings/net sales
(2)  Asset turnover: Net sales/total assets (beginning)
(3)  Return on assets: Net margin x asset turnover
(4) Financial leverage: Total assets (beginning)/stockholders' equity (beginning)
(5)  Return on equity: Return on assets x financial leverage
(6) Retention rate: Net earnings less dividends on common stock/net earnings
(7)  Implied growth rate: Return on equity x retention rate




                           INDEX

                      FINANCIAL REVIEW


Management's Discussion and Analysis Overview         18-19

Consolidated Statements of Earnings                      20

Management's Discussion and Analysis -
     Results of Operation                             21-23

Consolidated Balance Sheets                              24

Management's Discussion and Analysis -
     Financial Condition                                 25

Consolidated Statements of Cash Flows                    26

Management's Discussion and Analysis -
     Cash Flows                                          27

Consolidated Statement of Changes in
     Stockholders' Equity                                28

Notes to Consolidated Financial Statements            29-41

Independent Auditors' Report                             42

Selected Quarterly Financial Data and
     Stock Price and Volume                              43

Company Directors and Officers                           44

Investor Information                                     45



MANAGEMENT'S DISCUSSION AND ANALYSIS-OVERVIEW
---------------------------------------------
To enhance understanding of CPI Corp.'s (the Company's) financial results, the various components of Management's Discussion and Analysis are presented near the pertinent financial data. Accordingly, in addition to this overview, separate analyses of the results of operations, financial condition and cash flows appear on pages 21-23, 25 and 27, respectively. Also, the analysis of each business segment's net sales and operating earnings is included on pages 22 and 23, respectively.

FISCAL YEARS
The Company's fiscal year ends the first Saturday of February. Accordingly, fiscal years 1996, 1995 and 1994 ended February 1, 1997, February 3, 1996 and February 4, 1995, respectively, and each consisted of 52 weeks. Throughout Management's Discussion and Analysis and Notes to Consolidated Financial Statements, reference to 1996, 1995 or 1994 will mean the fiscal year end 1996, 1995 and 1994, respectively.

BUSINESS SEGMENTS
The Company has continuing operations in two business segments:
Portrait Studios and Wall Decor. The Portrait Studios segment, which functions as the exclusive operator of Sears Portrait Studios, has 1,032 locations in the United States, Canada and Puerto Rico. The Wall Decor segment, which operates under the name Prints Plus and offers value-priced posters, prints, frames and framing services, operates in 156 locations throughout the United States. In addition, until the October 4, 1996 formation of a joint venture with Eastman Kodak Company, the Company operated a third business segment, Photofinishing, which operated under the Fox Photo, CPI Photo Finish, and Proex names. As of February 1, 1997, this joint venture had 484 locations in shopping centers and independent locations throughout the United States. (see JOINT VENTURE for further discussion.) Effective in 1995, the Company recorded the sale of a fourth business segment, Electronic Publishing, which was included in 1994's Other Products and Services segment discussion. (See DISCONTINUED OPERATIONS for further discussion.)

STOCK REPURCHASE
In November 1996, the Company, as authorized by the Board of Directors, completed a "Dutch Auction" tender offer by purchasing 2,250,000 shares of the Company's common stock at $19.00 per share for $43.6 million. The Company used the proceeds from the sale of common stock in the formation of the joint venture to finance the tender offer.

JOINT VENTURE
In October 1996, the Company entered into a joint venture with Eastman Kodak Company ("Kodak"). The joint venture, which was announced by the Company on August 8, 1996, now owns and operates the retail photofinishing business previously conducted by the Company's Fox Photo, Inc. ("Fox") and Proex Photo Systems, Inc. ("Proex") subsidiaries. Proex is a wholly owned subsidiary of Fox.

In executing the Subscription Agreement, dated August 8, 1996, by and among Kodak, the Company, Consumer Programs Holding, Inc. (a wholly owned subsidiary of the Company) ("Holding") and Fox, Kodak agreed to purchase at closing new shares of Fox constituting 51% of the then outstanding common stock of Fox for a cash purchase price of $56.1 million. The Company recognized a gain, net of taxes, of $3.9 million or $0.29 per share. On a prospective basis, the joint venture will be reflected as an investment in Fox joint venture within the financial statements. (See NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS for further discussion and pro forma information.)

Pursuant to the terms of the Stockholders' Agreement (the "Stockholders' Agreement") executed October 4, 1996 by Kodak, the Company, Holding and Fox, at any time from and after January 1, 1999, Kodak can require the Company to sell its interest in Fox and the Company can require Kodak to purchase the Company's interest in Fox for a price equal to 49% of (A) Fox's "fair market value" (as determined pursuant to the Stockholders' Agreement at the time such "put" or "call" right is exercised) less (B) $30 million. In no event, however, will such purchase price for the Company's remaining interest in Fox be less than $53.9 million. Additionally, prior to January 1, 1999, the Stockholders'

Agreement entitles Kodak to require the Company to sell its remaining interest in Fox to Kodak for a purchase price of not less than $53.9 million upon a "change in control" of the Company as defined in the Stockholders' Agreement.

The Stockholders' Agreement also provides that Kodak designate four members and the Company designate three members of Fox's seven-member Board of Directors. Alyn V. Essman, the Company's Chairman and Chief Executive Officer, is the Chairman of Fox's Board of Directors. Certain specified significant actions will require the consent of both Kodak and the Company.

PHOTOFINISHING STORE SALE
In June 1996, the Company announced the sale to Wolf Camera,
Inc. of 50 one-hour photofinishing stores located in Florida, Georgia,

Illinois and Tennessee for $1.9 million. The Company did not recognize a material gain or loss on the sale of these assets.

DISCONTINUED OPERATIONS
In May 1996, the Company completed the sale of certain assets of its Electronic Publishing operations for $4.8 million. Additionally, the purchaser assumed certain liabilities of the Electronic Publishing operation which aggregated approximately $900,000. A provision of $3.8 million was made in 1995 to reflect the discontinued business at its estimated realizable value. The Company has classified the Electronic Publishing operation as a discontinued operation in 1995 and reclassified 1994 financial statements to reflect the transaction.

Net sales of the discontinued business for 1995 and 1994 were $16.7 million and $15.6 million, respectively. Net assets held for sale were $5.1 million at February 3, 1996.

STUDIO ENHANCEMENT PROGRAM
In March 1994, the Company announced a five-year Studio Enhancement Program to provide customers an improved level of service at Sears Portrait Studios. Through 1996, $108.2 million has been spent on the program, with $12.9 million, $23.9 million, and $54.9 million spent in 1996, 1995 and 1994, respectively. This program, which management believes is over 70% complete, includes: the introduction and modification of a freeze-frame digital imaging camera system, the enlargement and renovation of studios, the development and implementation of a new store automation system and the installation of new backgrounds, lighting equipment and props.

FORWARD LOOKING STATEMENTS
The statements contained in this report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's outlook for Sears Portrait Studios, Fox Photo and Prints Plus, are only predictions; actual events or results may differ materially as a result of risks facing the Company.
Such risks include, but are not limited to: customer demand for the Company's products and services, the overall level of economic activity in the Company's major markets, competitors' actions and other risks described in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended February 1, 1997.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of dollars except per share amounts)
Fifty-two weeks ended February 1, 1997, February 3, 1996 and
February 4, 1995
                                  1996      1995      1994
Net sales                       $467,034  $526,651  $517,521
Costs and expenses:
  Cost of sales (exclusive of
   depreciation expense shown
   below)                        110,013   135,559   142,343
  Selling, administrative and
   general expenses              298,703   318,413   309,144
  Depreciation                    34,454    35,457    30,282
  Amortization                     3,492     5,550     5,444
                                --------- --------- ---------
                                 446,662   494,979   487,213
                                --------- --------- ---------
Income from operations            20,372    31,672    30,308
Net interest expense               3,769     4,597     4,338
Interest in joint venture loss      (485)        -         -
Gain on sale of interest in
  Photofinishing segment           6,180         -         -
Other income                         501       563       443
                                --------- --------- ---------
Earnings before income taxes
  and discontinued operations     22,799    27,638    26,413
Income tax expense                 8,436     9,979     9,773
                                --------- --------- ---------
Net earnings from continuing
  operations                      14,363    17,659    16,640
                                --------- --------- ---------
Discontinued operations:
  Losses from operations, net
    of income tax benefit of
    $507 and $1,068,
    respectively                       -      (898)   (1,818)
  Loss on disposal, net of tax
    benefit of $1,372                  -    (2,428)        -
                                --------- --------- ---------
Net losses from discontinued
  operations                           -    (3,326)   (1,818)
                                --------- --------- ---------
Net earnings                    $ 14,363  $ 14,333  $ 14,822
                                ========= ========= =========
Earnings per common share:
  Net earnings from continuing
    operations                  $   1.06  $   1.26  $   1.18
  Net losses from discontinued
    operations                         -     (0.24)    (0.13)
                                --------- --------- ---------
    Net earnings                $   1.06  $   1.02  $   1.05
                                ========= ========= =========
Weighted average number of
  common and common equivalent
  shares outstanding              13,518    13,989    14,101
                                ========= ========= =========

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS-RESULTS OF OPERATIONS
----------------------------------------------------------

SELECTED FINANCIAL DATA (in thousands of dollars)
Fifty-two weeks ended February 1, 1997 and February 3, 1996
                                     1996 Versus 1995
                            1996     Amount    Percent    1995
                                     Change     Change
Total operating earnings  $38,990  $(12,280)  (24.0)%  $51,270
General corporate
  expenses                 18,618       980     5.0     19,598
Interest in joint
  venture loss               (485)     (485) (100.0)         -
Gain on sale of interest
  in Photofinishing
  segment                   6,180     6,180   100.0          -
Interest expense            4,278       830    16.2      5,108
Interest income               509        (2)   (0.3)       511
Other income                  501       (62)  (11.0)       563
                          --------  --------           -------
Earnings before income
  taxes and discontinued
  operations              $22,799   $(4,839)  (17.5)%  $27,638
                          ========  ========           =======

SELECTED FINANCIAL DATA (in thousands of dollars)
Fifty-two weeks ended February 3, 1996 and February 4, 1995
                                    1995 Versus 1994
                           1995     Amount   Percent    1994
                                    Change    Change
Total operating earnings  $51,270   $ 2,738     5.6%  $48,532
General corporate
  expenses                 19,598    (1,375)   (7.5)   18,224
Interest in joint
  venture loss                  -         -       -         -
Gain on sale of interest
  in Photofinishing
  segment                       -         -       -         -
Interest expense            5,108       188     3.5     5,295
Interest income               511      (446)  (46.6)      957
Other income                  563       120    27.1       443
                          -------   --------           -------
Earnings before income
  taxes and discontinued
  operations              $27,638   $ 1,225     4.6%   $26,413
                          =======   ========           =======

NET EARNINGS AND EARNINGS PER SHARE
Net earnings from continuing operations were $14.4 million in 1996, a decrease of 18.7% from the $17.6 in net earnings from continuing operations recorded in 1995. Before the considera-tion of the $3.9 million (net of taxes) gain attributable to the sale of 51% of the Company's interest in its Photofinishing segment and the resulting joint venture formation, net earnings from continuing operations declined 40.7% to $10.5 million in 1996 from 1995. This decline reflects decreased operating earnings and a loss recorded for the Company's interest in the joint venture, offset slightly by lower corporate expense, reflecting allocation through service and consulting contracts with the joint venture of administrative salaries and overhead costs, and lower net interest expense due to a portion of the proceeds of the sale of Fox common stock being used to pay down existing lines of credit. In 1995, net earnings from continuing operations increased 6.1% to $17.6 million over the $16.6 million recorded in 1994, reflecting improved operating earnings offset by increased corporate expenses resulting from higher employee benefit costs. After the losses from the discontinued Electronic Publishing operations, net earnings in 1995 and 1994 were comparable at $14.3 million and $14.8 million, respectively.

Over the last several years, interest expense has been higher than the Company's historical levels due to increased borrowings to fund capital expenditure programs. In addition, the Company entered into an interest rate swap agreement in 1993 which, due to the changes in short-term interest rates, resulted in a decrease in interest expense in 1995 of $76,000 and an increase in interest expense in 1994 of $927,000. The swap agreement expired in August 1995.

The effective income tax rates were 37.0%, 36.1% and 37.0% in 1996, 1995 and 1994, respectively. The increase in the 1996 effective income tax rate resulted primarily from the loss of tax credits caused by the partial suspension of the targeted job tax credits program. The decrease in the 1995 effective income tax rate resulted primarily from a decline in the effective state income tax rate.

Net earnings per share from continuing operations were $1.06 per share in 1996, including a $0.29 per share gain attributable to the joint venture formation, as compared to the $1.26 per share recorded in 1995. In addition, net earnings per share in 1996 reflects a reduction in the number of shares outstanding as a result of the stock repurchase of 2,250,000 shares in November 1996. In 1995, net earnings per share, including net losses from discontinued operations of $0.24, were $1.02 per share. In 1994, net earnings per share, including net losses from discontinued operations of $0.13, were $1.05 per share.

NET SALES (in thousands of dollars)
Fifty-two weeks ended February 1, 1997 and February 3, 1996
                                  1996 Versus 1995
                        1996      Amount    Percent    1995
                                  Change    Change
Portrait Studios      $289,840   $ 10,322     3.7%   $279,518
Photofinishing         114,518    (73,890)  (39.2)    188,408
Wall Decor              62,676      3,951     6.7      58,725
                      --------   ---------           --------
Total net sales       $467,034   $(59,617)  (11.3)%  $526,651
                      ========   =========           ========

NET SALES (in thousands of dollars)
Fifty-two weeks ended February 3, 1996 and February 4, 1995
                                  1995 Versus 1994
                        1995      Amount   Percent    1994
                                  Change   Change
Portrait Studios      $279,518   $ 3,128     1.1%    $276,390
Photofinishing         188,408    (2,779)   (1.5)     191,187
Wall Decor              58,725     8,781    17.6       49,944
                      --------   --------            --------
Total net sales       $526,651   $ 9,130     1.8%    $517,521
                      ========   ========            ========

NET SALES
In 1996, sales decreased 11.3% to $467.0 million from $526.7 million in 1995. This decrease is primarily due to the formation of the joint venture with Kodak in October 1996, which resulted in only 35 weeks of Photofinishing sales being included in total net sales compared to 52 weeks of Photofinishing sales included in the prior year. This sales decrease was partially offset by increased sales in the Portrait Studios and Wall Decor segments for 1996. In 1995, sales increased 1.8% to $526.7 million from $517.5 million in 1994. This increase is attributable to increased sales in the Portrait Studios and Wall Decor segments, while the Photofinishing segment sales declined slightly when compared to the prior year's results.

Portrait Studios sales were $289.8 million, $279.6 million and $276.4 million for 1996, 1995 and 1994, respectively, increasing 3.7% in 1996 and 1.1% in 1995. In 1996, both

Portrait Studios' customer volume and sales per customer increased slightly while in 1995, higher sales per customer were partially offset by decreased customer volume during the important Christmas season and during the subsequent month of January due to adverse weather conditions.

Sales for the Photofinishing segment decreased to $114.5 million in 1996 compared to $188.4 million recorded in 1995 primarily due to the formation of the joint venture in October 1996. Sales decreased 7.5% during the comparable weeks of 1996 reflecting the sale of 50 locations in June of 1996 and the net closure of 10 locations from the end of 1995 until the joint venture formation. Sales also declined in comparable stores due to decreases in the number of rolls of film developed, offset slightly by higher average sales per roll. In 1995, Photofinishing sales decreased 1.5% to $188.4 million from $191.2 million in 1994. A decrease in the number of locations due to the net closure of 49 stores, partially offset by a higher average sales per roll, accounted for the sales decrease in 1995.

Wall Decor sales were $62.7 million, $58.7 million and $49.9 million for 1996, 1995 and 1994, respectively, increasing 6.7% in 1996 and 17.6% in 1995. These increases resulted from the net addition of 12 locations during 1996 and 24 locations during 1995. Actual same store sales decreased 2.9% and 1.5% in 1996 and 1995, respectively, due to decreased transaction counts offset slightly by higher average ticket prices.

OPERATING EARNINGS (in thousands of dollars)
Fifty-two weeks ended February 1, 1997 and February 3, 1996
                                  1996 Versus 1995
                       1996       Amount    Percent    1995
                                  Change    Change
Portrait Studios     $ 35,656   $ (6,956)   (16.3)%  $ 42,612
Photofinishing             82     (3,219)   (97.5)      3,301
Wall Decor              3,252     (2,105)   (39.3)      5,357
                     --------   ---------            --------
Total operating
 earnings            $ 38,990   $(12,280)   (24.0)%  $ 51,270
                     ========   =========            ========

OPERATING EARNINGS (in thousands of dollars)
Fifty-two weeks ended February 3, 1996 and February 4, 1995
                                   1995 Versus 1994
                       1995       Amount     Percent    1994
                                  Change     Change
Portrait Studios     $ 42,612   $ 4,142      10.8%   $ 38,470
Photofinishing          3,301    (1,270)    (27.8)      4,571
Wall Decor              5,357      (134)     (2.4)      5,491
                     --------   --------             --------
Total operating
 earnings            $ 51,270   $ 2,738       5.6%   $ 48,532
                     ========   ========             ========

INCOME FROM OPERATIONS AND OPERATING EARNINGS
Income from operations decreased 35.7% to $20.4 million in 1996 from $31.7 million recorded in 1995, resulting from decreases in operating earnings in each of the Company's business segments. Income from operations increased 4.5% to $31.7 million in 1995 from $30.3 million recorded in 1994. The 1995 increase was attributable to an increase in the Portrait Studio segment operating earnings, while the

Photofinishing and Wall Decor segments' operating earnings decreased.

Portrait Studios operating earnings were $35.7 million, $42.6 million and $38.5 million for 1996, 1995 and 1994, respectively. The 16.3% decrease in operating earnings in 1996 was due primarily to increased fixed charges and increased cost of sales resulting from the costs associated with maintaining the newer, more sophisticated technologies introduced in the Company's Studio Enhancement Program. For 1996, depreciation and amortization costs increased $3.5 million over 1995. In addition, due to the higher customer volume in Portrait Studios and the increased service levels associated with the development and maintenance of the new technologies, employment costs were up $3.8 million in 1996 compared to 1995. These increases were offset slightly as advertising costs for 1996 decreased $2.9 million as a result of not repeating a one-time advertising awareness campaign conducted in 1995 for the Custom Portraits by Sears program. The 10.8% increase in operating earnings in 1995 was the result of the implementation of the Portrait Preview System
(SM) and Custom Portraits by Sears programs introduced through the Studio Enhancement Program. These programs resulted in reducing manufacturing costs and the increased sale of other products for immediate delivery to customers.

In the Photofinishing segment, primarily as a result of the formation of the new joint venture in October 1996, operating earnings of $82,000 representing 35 weeks are shown against full year operating earnings of $3.3 million recorded in 1995. In addition, a decrease in same store operating earnings for 1996 from the comparable 35 week period in 1995 was due to an unfavorable sales mix and a decrease in roll volume, which was partially offset by higher average sales per roll in comparable stores. In 1995, operating earnings of $3.3 million were down 27.8% from the $4.5 million recorded in 1994 as a result of continuing competitive pricing of photographic prints and processing services, a decline in roll processing volume and the closure of 49 stores in 1995.

In the Wall Decor segment, operating earnings were $3.3 million, $5.4 million and $5.5 million for 1996, 1995 and 1994, respectively, decreasing 39.3% in 1996 and 2.4% in 1995.
The decreases are attributed to a decrease in same-store sales.

CONSOLIDATED BALANCE SHEETS - ASSETS
(in thousands of dollars except per share amounts)
                                      February 1, February 3,
                                         1997        1996
Current assets:
  Cash                                $  5,226    $  3,815
Short-term investments                  16,697       4,516
Receivables, less allowance of
    $382 and $1,216, respectively       13,378      17,994
Inventories                             19,280      33,937
Deferred income taxes, net                   -       1,830
Prepaid expenses and other
    current assets                       9,104      10,733
                                      ----------- -----------
    Total current assets                63,685      72,825
                                      ----------- -----------
Net property and equipment             130,762     167,944
Investment in Fox joint venture         48,105           -
Net assets of business held for sale         -       5,055
Other assets:
  Intangible assets, net                   491      51,071
Other long-term assets                   3,677       3,593
                                      ----------- -----------
    Total assets                      $246,720    $300,488
                                      =========== ===========

See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS-LIABILITIES AND STOCKHOLDERS'
EQUITY
(in thousands of dollars except per share amounts)

                                       February 1, February 3,
                                          1997        1996
Current liabilities:
  Short-term borrowings                $      -    $  2,875
  Current maturities of long-term
    obligations                          10,000       5,000
  Accounts payable                       15,263      22,783
  Accrued expenses and other
    liabilities                          21,394      25,710
  Income taxes                            3,926       7,645
  Deferred income taxes, net                264           -
                                       ---------   ---------
      Total current liabilities          50,847      64,013
                                       ---------   ---------
Long-term obligations, less current
  maturities                             44,888      54,804
Other liabilities                         5,473       5,476
Deferred income taxes, net                5,987       2,027
Stockholders' equity:
   Preferred stock, no par value,
    1,000,000 shares authorized, no
    shares issued and outstanding             -           -
   Preferred stock, Series A,
    no par value                              -           -
   Common stock, $0.40 par value,
    50,000,000 shares authorized;
    17,238,873 and 17,169,402 shares
    outstanding at February 1, 1997
    and February 3, 1996, respectively    6,896       6,868
  Additional paid-in capital             33,283      32,071
  Retained earnings                     219,905     213,015
  Cumulative foreign currency
    translation adjustment               (1,860)     (2,109)
                                       ---------   ---------
                                        258,224     249,845
  Treasury stock at cost, 5,552,548
    and 3,302,548 shares at February
    1, 1997 and February 3, 1996,
    respectively                       (118,136)    (74,533)
  Unamortized deferred compensation-
    restricted stock                       (563)     (1,144)
                                       ---------   ---------
  Total stockholders' equity            139,525     174,168
                                       ---------   ---------
  Total liabilities and stockholders'
    equity                             $246,720    $300,488
                                       =========   =========

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS-FINANCIAL CONDITION
--------------------------------------------------------

IDENTIFIABLE ASSETS (in thousands of dollars)
                        February 1,  %     February 3,   %
                           1997    Total     1996      Total
Portrait Studios        $ 115,591   46.9%  $ 118,649    39.5%
Photofinishing                  -      -     113,983    37.9
Wall Decor                 42,557   17.2      35,577    11.9
Discontinued Electronic
  Publishing                    -      -       5,055     1.7
Corporate:
  Cash and marketable
    securities             20,867    8.5       8,331     2.7
  Other                    19,600    7.9      18,893     6.3
  Investment in Fox
    joint venture          48,105   19.5           -       -
                        ---------- ------  ----------  ------
Total Assets            $ 246,720  100.0%  $ 300,488   100.0%
                        ========== ======  ==========  ======

ASSETS
In 1996, total assets decreased from 1995 due in part to the sale of 51% of the Fox Photo, Inc. stock from the Company to the new joint venture. As the Company owns a 49% interest in the joint venture, such assets are now excluded from the Company's consolidated financial statements. In addition, total assets reflect the transfer of assets held for sale from the 1995 balance sheet. The balance of cash and short-term investments increased in 1996 from 1995 due primarily to investing the remaining proceeds from the sale of Fox Photo, Inc. common stock.

LIABILITIES
In 1996, total liabilities decreased from 1995 due mainly to the sale of Fox Photo, Inc. stock from the Company to the new joint venture. In addition, short-term borrowings decreased in 1996 due in part to the use of proceeds from the sale of Fox Photo, Inc. stock and the scheduled repayment of senior debt.

In 1993, the Company entered into an agreement with two insurance companies for the private placement of Senior Notes in the amount of $60.0 million. The notes mature over a seven-year period with an average maturity of 5.42 years, with the first principal payment made in 1996. Interest on the notes is payable semi-annually at an average effective rate of 6.44%. The Note Agreement requires the Company to maintain certain financial ratios and to comply with certain restrictive covenants. Future dividend payments could be restricted if the

Company does not meet certain earnings requirements.
Additionally, the Company has a $60.0 million revolving Credit
Agreement with three domestic banks which has substantially the same financial ratios and restrictive covenants as those set forth in the Note Agreement. The Company is in the process of restructuring its financing to modify the restrictive covenants.

STOCKHOLDERS' EQUITY
Stockholders' equity decreased 19.9% to $139.5 million in 1996 due mainly to the purchase of 2,250,000 shares of the Company's common stock for $43.6 million in November 1996, as approved by the Company's Board of Directors. This repurchase was in addition to the 3,302,548 shares of the Company's common stock purchased for $74.5 million under the 1992 and 1988 stock repurchase programs authorized by the Company's Board of Directors. Total shares of the Company's common stock authorized by the 1992 and 1988 programs were 4,500,000 shares.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
Fifty-two weeks ended February 1, 1997, February 3, 1996 and
February 4, 1995
                                  1996      1995      1994
Cash flows provided by
  operating activities          $53,840   $53,675   $40,425
Cash flows used in financing
  activities:
  Proceeds (repayment) of
    short-term borrowings        (2,875)   (3,975)    6,850
  Repayment of long-term
    obligations                  (5,000)     (150)     (318)
  Issuance of common stock to
    employee stock plans          1,240       812     2,073
  Cash dividends                 (7,473)   (7,758)   (7,930)
  Purchase of treasury stock    (43,603)       (2)  (15,975)
                                --------  --------  --------
    Cash flows used in
      financing activities      (57,711)  (11,073)  (15,300)
                                --------  --------  --------
Cash flows provided by (used
  in) investing activities:
  Purchases of short-term
    investments                       -   (10,134)   (9,172)

  Proceeds from maturing of
    short-term investments            -    15,270    34,303
  Additions to property and
    equipment                   (34,728)  (48,794)  (75,117)
  Advance to venture             (4,000)        -         -
  Proceeds from sale of Fox
    common stock                 56,100         -         -
  Issuance of restricted stock        -         -    (1,684)
                                --------  --------  --------
    Cash flows provided by (used
      in) investing activities   17,372   (43,658)  (51,670)
                                --------  --------  --------
Effect of exchange rate changes
  on cash and equivalents            91       173      (311)
                                --------  --------  --------
Net increase (decrease) in cash
  and cash equivalents           13,592      (883)  (26,856)
Cash and cash equivalents at
  beginning of year               8,331     9,214    36,070
                                --------  --------  --------
Cash and cash equivalents at
  end of year                   $21,923   $ 8,331   $ 9,214
                                ========  ========  ========
Supplemental cash flow
  information:
  Interest paid                 $ 4,468   $ 5,120   $ 4,513
                                ========  ========  ========
  Income taxes paid             $ 9,366   $10,421   $ 9,318
                                ========  ========  ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
Fifty-two weeks ended February 1, 1997, February 3, 1996 and
February 4, 1995
RECONCILIATION OF NET EARNINGS TO CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
                                  1996      1995      1994
Net earnings from continuing
  operations                    $14,363   $17,659   $16,640

Adjustments for items not
  requiring cash:
  Depreciation and amortization  37,946    41,007    35,726
  Deferred income taxes           3,351     1,187    (2,294)
  Deferred compensation              (2)    1,129      (502)
  Interest in joint venture loss    485         -         -
  Gain on sale of interest in
    Photofinishing segment       (6,180)        -         -
  Other                          (1,886)   (1,812)   (1,622)
Decrease (increase) in current
  assets:
  Receivables and inventories      (509)    2,627    (7,310)
  Deferred costs applicable to
    unsold portraits                  -       173     2,650
  Assets held for resale          5,055         -         -
  Prepaid expenses and other
    current assets                 (631)   (2,633)     (937)
Increase (decrease) in current
  liabilities:
  Accounts payable, accrued
    expenses and other
    liabilities                   5,566    (4,026)     (814)
  Income taxes                   (3,718)   (2,124)    1,001
                                --------  --------  --------
Cash flows from continuing
  operations                     53,840    53,187    42,538
Cash flows from discontinued
  operations                          -       488   (2,113)
                                --------  --------  --------
Cash flows provided by
  operating activities          $53,840   $53,675   $40,425
                                ========  ========  ========

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS-CASH FLOWS
-----------------------------------------------

During the period 1994 through 1996, the Company generated $147.9 million in internal funds from operations. Investing activities, including capital expenditures of $158.6 million which were offset by proceeds from the joint venture of $56.1 million, amounted to $78.0 million during this three year period. The Studio Enhancement Program accounted for $91.7 million or 57.8% of the capital expenditures. Financing activities during this period included the repurchase of $59.6 million in treasury stock, the payment of $23.2 million in dividends and the payment of $5.5 million in repayment of long-term obligations. The net result of these transactions was a $14.1 million decrease in cash and cash equivalents during the three-year period.

Planned capital expenditures for fiscal year 1997 are expected to be lower than 1996 levels. Included in fiscal year 1997 capital spending plans are: the continuation of the Studio Enhancement Program, the addition of stores to the Wall Decor and Portrait Studios segments and equipment upgrades and enhancements in the Company's information systems. The Company believes it has sufficient liquidity over the course of the year to fund the planned capital expenditure program through borrowings under the revolving credit agreement and operating cash flows.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of dollars except per share amounts) Fifty-two weeks ended February 1, 1997, February 3, 1996 and
February 4, 1995
                                           Add'l
                                  Common  Paid-In  Retained
                                  Stock   Capital  Earnings
Balance at February 5, 1994       $6,791  $29,262  $199,548
                                  ------- -------- ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (19,887 shares)                     8      328         -
  Stock bonus plan (3,694 shares)      2       55         -
  Employee stock plans
   (121,150 shares)                   48    1,633         -
 Foreign currency translation          -        -         -
 Dividends ($0.56 per common
   share)                              -        -    (7,930)
 Net earnings                          -        -    14,822
 Purchase of treasury stock, at
   cost                                -        -         -
 Amortization of deferred
  compensation-restricted stock        -        -         -
                                  ------- -------- ---------
Balance at February 4, 1995       $6,849  $31,278  $206,440
                                  ------- -------- ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,459 shares)                    16      707         -
  Stock bonus plan (1,429 shares)      1       20         -
  Employee stock plans
   (3,915 shares)                      2       66         -
 Foreign currency translation          -        -         -
 Dividends ($0.56 per common
   share)                              -        -    (7,758)
 Net earnings                          -        -    14,333
 Purchase of treasury stock, at
   cost                                -        -         -
 Amortization of deferred
  compensation-restricted stock        -        -         -
                                  ------- -------- ---------
Balance at February 3, 1996       $6,868  $32,071  $213,015
                                  ------- -------- ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,725 shares)                    16      754         -
  Stock bonus plan (6,825 shares)      3       96         -
  Employee stock plans
   (21,921 shares)                     9      362         -
 Foreign currency translation          -        -         -
 Dividends ($0.56 per common
   share)                              -        -    (7,473)
 Net earnings                          -        -    14,363
 Purchase of treasury stock, at
   cost                                -        -         -
 Amortization of deferred
  compensation-restricted stock        -        -         -
                                  ------- -------- ---------
Balance at February 1, 1997       $6,896  $33,283  $219,905
                                  ======= ======== =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Continued) (in thousands of dollars except per share
amounts) Fifty-two weeks ended February 1, 1997,
February 3, 1996 and February 4, 1995
                                       Cumulative
                                        Foreign
                                        Currency    Treasury
                                       Translation    Stock
                                       Adjustment    At Cost
Balance at February 5, 1994            $(1,380)    $ (58,556)
                                       --------    ----------
 Issuance of common stock:
  Profit sharing plan and trust
   (19,887 shares)                           -             -
  Stock bonus plan (3,694 shares)            -             -
  Employee stock plans (121,150 shares)      -             -
 Foreign currency translation             (899)            -
 Dividends ($0.56 per common share)          -             -
 Net earnings                                -             -
 Purchase of treasury stock, at cost         -       (15,975)
 Amortization of deferred
  compensation-restricted stock              -             -
                                       --------    ----------
Balance at February 4, 1995            $(2,279)    $ (74,531)
                                       --------    ----------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,459 shares)                           -             -
  Stock bonus plan (1,429 shares)            -             -
  Employee stock plans (3,915 shares)        -             -
 Foreign currency translation              170             -
 Dividends ($0.56 per common share)          -             -
 Net earnings                                -             -
 Purchase of treasury stock, at cost         -            (2)
 Amortization of deferred
  compensation-restricted stock              -             -
                                       --------    ----------
Balance at February 3, 1996            $(2,109)    $ (74,533)
                                       --------    ----------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,725 shares)                           -             -
  Stock bonus plan (6,825 shares)            -             -
  Employee stock plans (21,921 shares)       -             -
 Foreign currency translation              249             -
 Dividends ($0.56 per common share)          -             -
 Net earnings                                -             -
 Purchase of treasury stock, at cost         -       (43,603)
 Amortization of deferred
  compensation-restricted stock              -             -
                                       --------    ----------
Balance at February 1, 1997            $(1,860)    $(118,136)
                                       ========    ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Continued) (in thousands of dollars except per share
amounts) Fifty-two weeks ended February 1, 1997,
February 3, 1996 and February 4, 1995
                                      Deferred
                                    Compensation-
                                     Restricted
                                        Stock         Total
Balance at February 5, 1994         $  (156)      $175,509
                                    --------      ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (19,887 shares)                        -            336
  Stock bonus plan (3,694 shares)         -             57
  Employee stock plans (121,150
   shares)                           (1,681)             -
 Foreign currency translation             -           (899)
 Dividends ($0.56 per common share)       -         (7,930)
 Net earnings                             -         14,822
 Purchase of treasury stock, at cost      -        (15,975)
 Amortization of deferred
  compensation-restricted stock          80             80
                                    --------      ---------
Balance at February 4, 1995         $(1,757)      $166,000
                                    --------      ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,459 shares)                        -            723
  Stock bonus plan (1,429 shares)         -             21
  Employee stock plans (3,915
   shares)                                -             68
 Foreign currency translation             -            170
 Dividends ($0.56 per common share)       -         (7,758)
 Net earnings                             -         14,333
 Purchase of treasury stock, at cost      -             (2)
 Amortization of deferred
  compensation-restricted stock         613            613
                                    --------       --------
Balance at February 3, 1996         $(1,144)       $174,168
                                    --------       --------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,725 shares)                        -            770
  Stock bonus plan (6,825 shares)         -             99
  Employee stock plans
   (21,921 shares)                        -            371
 Foreign currency translation             -            249
 Dividends ($0.56 per common share)       -         (7,473)
 Net earnings                             -         14,363
 Purchase of treasury stock, at cost      -        (43,603)
 Amortization of deferred
  compensation-restricted stock         581            581
                                    --------      ---------
Balance at February 1, 1997         $  (563)      $139,525
                                    ========      =========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY AND PRINCIPLES OF CONSOLIDATION
CPI Corp. (the Company) is a holding company engaged, through its majority or wholly owned subsidiaries, partnerships and joint ventures, in developing and marketing consumer services and related products through a network of centrally-managed, small retail locations. The Company operates professional portrait studios and posters, prints and framing outlets throughout the United States, Canada and Puerto Rico. Also, through the Fox Photo, Inc. joint venture, the Company operates photographic finishing laboratories throughout the United States. The Company holds a 49% interest in the joint venture. Company management has made a number of estimates and assumptions related to the reporting of assets and liabilities in the preparation of financial statements. Actual results could differ from these estimates. All significant intercompany transactions have been eliminated.

TRANSLATION OF FOREIGN CURRENCY
Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect on the balance sheet date, while equity accounts are translated at historical rates. Income and expense accounts are translated at the average rates in effect during each fiscal period. The Company recognizes that its Canadian operating results are subject to variability arising from foreign exchange rate movements. The Company does not believe such risk is material to the results of operations or the financial position of the Company and as such does not engage in derivative activities in order to hedge against foreign currency fluctuations.

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

Total interest income for 1996, 1995 and 1994 was $509,000, $511,000, and $957,000, respectively.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost of the majority of inventories being determined by the first-in, first-out (FIFO) method and the remainder by the last-in, first-out (LIFO) method.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost when acquired. Expenditures for improvements are capitalized, while normal repair and maintenance are expensed as incurred. When properties are disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the dispositions are reflected in results of operations. Depreciation is computed principally using the straight-line method over estimated service lives of the respective assets. A summary of estimated useful lives is as follows:

Building improvements       15 to 19 years
Leasehold improvements      5 to 15 years
Furniture and fixtures      5 to 8 years
Machinery and equipment     3 to 10 years

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

INTANGIBLE ASSETS
Intangible assets acquired through acquisitions were accounted for by the purchase method of accounting and include the excess of cost over fair-value of net assets acquired, favorable lease rights, covenants not to compete and a signing bonus. The excess of cost over fair value of net assets acquired and favorable lease rights are being amortized on a straight-line basis over periods ranging from five to forty years. The covenants not to compete and signing bonus have been amortized on a straight-line basis over the respective one to five year periods of the agreements.

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

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform with the 1996 presentation.

FAIR VALUE OF FINANCIAL INSTRUMENTS
A financial instrument is defined as cash or a contract that both imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity.

IMPACT OF NEW ACCOUNTING STANDARDS
Prior to February 4, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On February 4, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

The Company adopted the provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, on February 4, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial statements.

In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial statements.

2.  JOINT VENTURE
On October 4, 1996, the Company entered into a joint venture with Eastman Kodak Company ("Kodak"). The joint venture, plans for which were announced by the Company on August 8, 1996, now owns and operates the retail photofinishing business previously conducted by the Company's Fox Photo, Inc. ("Fox") and Proex Photo Systems, Inc. ("Proex") subsidiaries. Proex is a wholly owned subsidiary of Fox.

In executing the Subscription Agreement, dated August 8, 1996, by and among Kodak, the Company, Consumer Programs Holding, Inc. (a wholly owned subsidiary of the Company) ("Holding") and Fox, Kodak agreed to purchase at closing new shares of Fox constituting 51% of the then outstanding common stock of Fox for a cash purchase price of $56.1 million. The Company recognized a gain, net of taxes, of $3.9 million or $0.29 per share. On a prospective basis, the joint venture will be reflected as an investment in Fox joint venture within the financial statements.

The information below summarizes the unaudited pro forma results of operation for 1996 and 1995 assuming the joint venture results had been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future.

PRO FORMA RESULTS
(in thousands of dollars except per share amounts)
                                1996            1995
                            -----------     -----------
Net sales                   $  352,516      $  338,243
                            ===========     ===========

Earnings from continuing    $   15,690      $   18,703
  operations                ===========     ===========

Net earnings                $   15,690      $   15,377
                            ===========     ===========
Earnings per common share:
    Continuing operations   $     1.16      $     1.34
                            ===========     ===========
    Net earnings            $     1.16      $     1.10
                            ===========     ===========

Going forward, the Company's 49% ownership of the combined joint venture will be accounted for under the equity method. The summarized financial information for the joint venture for the 17 weeks from October 5, 1996 through January 31, 1997 is:

FOX PHOTO, INC. SELECTED FINANCIAL INFORMATION,
OCTOBER 5, 1996 - JANUARY 31, 1997 (in thousands of dollars)


Net sales                     $ 55,543
                              ========
Operating loss                $  1,490
                              ========
Assets                        $111,554
                              ========
Liabilities                   $ 21,975
                              ========

3. PROPERTY AND EQUIPMENT


PROPERTY AND EQUIPMENT (in thousands of dollars)

                                     February 1,  February 3,
                                         1997         1996
Land and land improvements           $  2,803     $  2,911
Building improvements                  26,544       26,452
Leasehold improvements                 26,857       43,467
Furniture and fixtures                 63,293       72,251
Machinery and equipment               107,946      187,355
                                     ---------    ---------
                                      227,443      332,436
Less accumulated depreciation          96,681      164,492
                                     ---------    ---------
Net property and equipment           $130,762     $167,944
                                     =========    =========


The Company leases various premises and equipment under noncancellable operating lease agreements with initial terms in excess of one year and expiring at various dates through fiscal
2007. Substantially all leases require the Company to pay maintenance, insurance and taxes.


MINIMUM RENTAL PAYMENTS UNDER OPERATING LEASES WITH INITIAL
TERMS IN EXCESS OF ONE YEAR AT FEBRUARY 1, 1997
(in thousands of dollars)

      1997                 $ 15,759
      1998                   14,271
      1999                   12,180
      2000                   10,271
      2001                    8,809
      Thereafter             24,549
                           ---------
                           $ 85,839
                           =========

Rental expense during 1996, 1995 and 1994 on all operating leases was $27.8 million, $32.3 million and $31.5 million, respectively.

4. INVENTORIES
The Company's inventory is comprised of raw material inventories of film, paper, chemicals and portraits-in-process. Certain inventories are accounted for under the LIFO method. Such inventories aggregated approximately $835,000 and $1.1 million at February 1, 1997 and February 3, 1996, respectively. The excess of replacement cost of these inventories over their stated LIFO value was $269,000 and $316,000 at February 1, 1997 and February 3, 1996, respectively.

Portraits-in-process include the cost of film, laboratory labor, paper, processing chemicals and supplies, and other items directly associated with the production of portraits that have not been approved or committed to by the customer and have not been recognized as sales.

5.  ADVERTISING
The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

Direct-response advertising consists of direct mail advertisements that include coupons for the Company's products and, in interim financial reporting periods, of certain broadcast costs. The capitalized costs of the advertising are amortized over the expected period of future benefits following the delivery of the direct mail in which it appears.

Total advertising reported as a capitalized cost for direct-response advertising and classified with other assets for 1996 and 1995 was $1.6 million and $1.9 million respectively. Advertising expense for 1996 and 1995 was $45.5 million and $52.3 million, respectively.

6.  INTANGIBLE ASSETS

Intangible Assets and Related Amortization
(in thousands of dollars)

                         Unamortized
                         Balance at          Amortization
                         Feb. 1, 1997   1996     1995    1994
Excess of cost over fair
  value of net assets
  acquired               $    491       $  935   $1,467  $1,471
Favorable lease rights          -           10       57      93
Covenants not to compete        -          250      990   1,049
Signing bonus                   -            -    1,111   1,333
                         --------       ------   ------  ------
                         $    491       $1,195   $3,625  $3,946
                         ========       ======   ======  ======

Accumulated amortization of intangible assets was $18.8 million and $17.6 million at February 1, 1997 and February 3, 1996, respectively.

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

As of February 1, 1997, the Company had outstanding letters of credit for the principal amount of $3.9 million.

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

DEBT OBLIGATIONS OUTSTANDING (in thousands of dollars)
                                    February 1,     February 3,
                                        1997            1996

Senior notes, net of unamortized
  issuance costs                    $ 54,831        $ 59,747
Revolving credit agreement                 -           2,875
Notes payable and obligations
  under capital leases                    57              57
Less current maturities               10,000           7,875
                                    ---------       ---------
                                    $ 44,888        $ 54,804
                                    =========       =========

AGGREGATE LONG-TERM DEBT MATURITIES AS OF FEBRUARY 1, 1997
(in thousands of dollars)
        1997                         $ 10,000
        1998                           15,000
        1999                           15,000
        2000                           15,057
                                     ---------
                                       55,057
        Unamortized issuance costs       (169)
                                     ---------
                                     $ 54,888
                                     =========

Interest expense for 1996, 1995 and 1994 was $4.3 million, $5.1 million and $5.3 million, respectively.

8. FINANCIAL INSTRUMENTS
To manage its exposure to fluctuations in interest rates, in 1993 the Company entered into an interest rate swap agreement (the "swap agreement") for a notional principal amount of $40.0 million, which matured August 28, 1995. Swap agreements involve the exchange of interest obligations on fixed and floating interest-rate debt without the exchange of the underlying principal amount. The differential paid or received on the swap agreement was recognized as an adjustment to interest expense. The swap agreement provided a fixed rate of 4.54% with a floating rate payment equal to the 6-month London Interbank Offered Rate (LIBOR) determined on a semi-annual basis with settlement occurring on a specific date. For 1995 and 1994, the rate realized averaged 6.04% and 5.70%, respectively. Net interest expense on the swap agreement was $927,000 for 1994 while the swap agreement resulted in income of $76,000 in 1995. The $927,000 in interest expense recorded in 1994 included an unrealized loss as the Company recorded the swap agreement at its market value in that year.

The Company has not entered into any other derivative instruments or off-balance-sheet transactions.

9. ACCRUED EXPENSES AND OTHER LIABILITIES

ACCRUED EXPENSES AND OTHER LIABILITIES (in thousands of
dollars)
                                February 1,      February 3,
                                   1997            1996
  Accrued employment costs      $ 10,297         $ 13,023
  Sales taxes payable              2,556            2,674
  Accrued advertising expense      3,064            3,204
  Accrued license fees             1,015            2,879
  Accrued interest                 1,480            1,688
  Other                            2,982            2,242
                                ---------        ---------
                                $ 21,394         $ 25,710
                                =========        =========

                              34

10. INCOME TAXES

EARNINGS BEFORE INCOME TAXES BY U.S. AND CANADIAN SOURCES
(in thousands of dollars)
                      1996           1995           1994
  U.S.             $ 23,597       $ 23,382       $ 21,619
  Canada               (798)          (949)         1,908
                   ---------      ---------      ---------
                   $ 22,799       $ 22,433       $ 23,527
                   =========      =========      =========

COMPONENTS OF INCOME TAXES (in thousands of dollars)
                                1996       1995       1994
Current:
  Federal                     $ 5,399    $ 8,336    $ 9,144
  State and local               1,010        594      1,684
  Canada                       (1,324)      (645)       171
                              --------   --------   --------
                                5,085      8,285     10,999
Deferred                        3,351       (185)    (2,294)
                              --------   --------   --------
                              $ 8,436    $ 8,100    $ 8,705
                              ========   ========   ========

RECONCILIATION BETWEEN INCOME TAXES (in thousands of dollars)
                                1996       1995       1994
Taxes at U.S. federal
  corporate statutory rate    $ 7,980    $ 7,852    $ 8,235
State and local income
  taxes, net of federal tax
  benefit                         849        461        933
Other                            (393)      (213)      (463)
                              --------   --------   --------
                              $ 8,436    $ 8,100    $ 8,705
                              ========   ========   ========

SOURCES OF TAX EFFECTS (in thousands of dollars)
                                      February 1,   February 3,
                                          1997          1996
Deferred tax assets:
  Deferred compensation and other
    employee benefits                  $ 2,131       $ 1,785
  Expense accruals                       1,385           461
  Allowance for doubtful accounts          132           470
  Net operating loss carryforward          209         1,164
  Reserve for discontinued operations       85         1,373
  Intangible assets                        832         1,795
  Other                                    364             -
                                       --------      --------
Total deferred tax assets                5,138         7,048
                                       --------      --------

SOURCES OF TAX EFFECTS (in thousands of dollars) (Continued)
                                     February 1,  February 3,
                                        1997         1996
Deferred tax liabilities:
  Property and equipment              (7,597)       (5,273)
  Gain on interest in Photofinishing
   segment                            (2,287)            -
  Employee pension plan               (1,420)       (1,557)
  Intangible assets                        -          (327)
  Other                                  (85)          (88)
                                     --------      --------
    Total deferred tax liabilities   (11,389)       (7,245)
                                     --------      --------
    Net deferred tax liabilities     $(6,251)      $  (197)
                                     ========      ========
Current deferred income taxes        $  (264)      $ 1,830
                                     ========      ========
Long-term deferred income taxes      $(5,987)      $(2,027)
                                     ========      ========

A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance as of February 1, 1997, due to management's belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets. The Company has $3.3 million of total net operating loss carryforwards available for state income tax purposes.

United States income taxes have not been provided on $13.9 million of undistributed earnings of the Canadian subsidiary because of the Company's intention to reinvest these earnings. The determination of unrecognized deferred U.S. tax liability for undistributed earnings of international subsidiaries is not practicable. However, it is estimated that foreign withholding taxes of $1.4 million may be payable if such earnings were distributed.

                              35

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

In 1996, the Company recognized a $295,000 curtailment gain in conjunction with the sale of 51% of the Fox Photo, Inc. stock in the formation of the Fox joint venture.

NET PERIODIC PENSION EXPENSE OF THE DEFINED BENEFIT PLAN
(in thousands of dollars)
                                  1996       1995       1994
Service cost-benefits earned
  during the period             $ 1,124    $   962    $ 1,064
Interest cost on projected
  benefit obligation              1,432      1,261      1,148
Return on plan assets            (2,802)    (3,298)      (351)
Net amortization and deferral     1,435      2,220       (611)
Curtailment (gain) loss            (295)         -          -
                                --------   --------   --------
Net periodic pension expense    $   894    $ 1,145    $ 1,250
                                ========   ========   ========

FUNDED STATUS OF DEFINED BENEFIT PLAN AS OF DECEMBER 31, 1996
AND DECEMBER 31, 1995 (in thousands of dollars)
                                   1996       1995
Actuarial present value of
  vested benefit obligation      $ 15,747   $ 14,950
                                 =========  =========
Accumulated benefit obligation   $ 16,797   $ 16,942
                                 =========  =========
Projected benefit obligation     $(18,827)  $(19,366)
Plan assets at fair value          22,635     19,431
                                 ---------  ---------
Plan assets in excess of
  (less than) projected
  benefit obligations               3,808         65
Unrecognized net loss              (1,113)     1,513
Unrecognized prior service cost       487        867
Net transition obligation              15         21
                                 ---------  ---------
Prepaid pension cost recognized
  in the consolidated balance
  sheet                          $  3,197   $ 2,466
                                 =========  =========

ASSUMPTIONS ON FUNDED STATUS AT DECEMBER 31, 1996, DECEMBER 31,
1995 AND DECEMBER 31, 1994
                                 1996       1995       1994
Discount rate in determining
   benefit obligations           8.0%       7.5%       8.5%
Rate of increase in
   compensation levels           5.5%       5.0%       6.0%
Expected long-term rate of
   return on assets              8.0%       8.0%       8.0%

12. EMPLOYEE STOCK PLANS
Expenses recognized for 1996, 1995 and 1994 with respect to these plans were $1.5 million, $2.2 million and $1.3 million, respectively

RESTRICTED STOCK PLAN
In January 1988, the Company's Board of Directors adopted the CPI Corp. Restricted Stock Plan with an effective date of February 7, 1988. Under the plan, 250,000 shares of CPI common stock are reserved for issuance to key employees. In 1993, 4,000 restricted shares were issued and vest ratably over a four-year period. In 1994, 121,419 restricted shares were issued and vest over a three-year period. Of the grants issued, no shares were forfeited in 1996, 1995 and 1994. As of February 1, 1997, 58,347 shares are reserved for issuance under this plan. Expenses related to the restricted stock plan are accrued periodically, based on the fair market value of the Company's common stock on the grant date.

                              36

PROFIT-SHARING PLAN
Under the Company's profit-sharing plan, eligible employees may elect to invest from 1% to 15% of their base compensation in a trust fund, the assets of which are invested in securities other than Company stock. Effective January 1, 1994, the Company amended the Plan to set the Company match at 50% of the employee's investment contributions, up to a maximum of 5% of the employee's base compensation, as long as the Company remains profitable. An additional 10% match was granted for 1994 fourth-quarter contributions up to a maximum of 5% of a participating employee's fourth-quarter base compensation for employees who increased, joined or rejoined the plan during the 1994 fourth quarter. The Company's matching contributions are made in shares of its common stock which vest 100% once an employee has five years of service with the Company. The difference between the market value of forfeited shares at the dates of their original contribution and their market value at the dates used to satisfy subsequent requirements have been charged to expense, with a corresponding credit to additional paid-in capital. Expenses related to the profit-sharing plan are accrued in the year to which the awards relate, based on the fair market value of the Company's common stock to be issued, determined as of the date earned. The Company provided 41,439, 40,725 and 40,459 shares to satisfy its obligations under the plan for 1996, 1995 and 1994, respectively. For 1996, 1995 and 1994, the Company matched the employee's investment at a rate of 50%.

STOCK-BONUS PLAN
Under the Company's stock-bonus plan, shares of the Company's common stock are reserved for issuance to key employees, based on attainment by the Company of predefined earnings levels established annually. Each year, employees receive one-third of the shares which were awarded in each of the previous three years. For 1996,1995 and 1994, 6,825,1,429 and 3,694 shares, respectively, were distributed under this plan. In 1994 there were discretionary awards of 725 shares. Of the 725 shares awarded in 1994, 558 shares were forfeited due to terminations. As of February 1, 1997, 51,545 shares are reserved for issuance under this plan. Expenses related to the stock-bonus plan are accrued in the year to which the awards relate, based on the fair market value of the Company's common stock to be issued, determined as of the date earned.

STOCK-OPTION PLAN
The Company has a non-qualified stock-option plan, under which certain officers and key employees may receive options to acquire shares of the Company's common stock. Awards of stock options and the terms and conditions of such awards are subject to the discretion of the Stock Option Committee created under the plan and consisting of members of the Compensation Committee of the Board of Directors, all of whom are disinterested directors. A total of 1,700,000 shares has been authorized for issuance under the plan.

OPTIONS AWARDED UNDER THE STOCK OPTION PLAN - 1996
                                              1996
                                     Number of   Per Share
                                     Shares      Option Price

Outstanding at beginning of year       808,961   $13.88-$21.75
                                       480,000    30.00- 35.00
                                     ----------  -------------
Total outstanding at beginning
 of year                             1,288,961    13.88- 35.00
Granted                                 13,704    14.38- 15.00
Cancelled                              (35,075)   14.75- 24.50
Exercised                              (20,285)   14.75- 18.88
                                     ----------
At end of year:
  Total outstanding                  1,247,305   $13.88-$35.00
                                     ==========
  Total exercisable                    452,695
                                     ==========

OPTIONS AWARDED UNDER THE STOCK OPTION PLAN - 1995
                                              1995
                                     Number of   Per Share
                                     Shares      Option Price
Outstanding at beginning of year     1,022,011   $13.88-$21.75
                                       480,000    30.00- 35.00
                                     ----------  --------------
Total outstanding at beginning
 of year                             1,502,011    13.88- 35.00
Granted                                100,139    14.75- 21.63
Cancelled                             (309,274)   14.75- 29.00
Exercised                               (3,915)   15.50- 17.75
                                     ----------
At end of year:
  Total outstanding                  1,288,961   $13.88-$35.00
                                     ==========
  Total exercisable                    391,454
                                     ==========

OPTIONS AWARDED UNDER THE STOCK OPTION PLAN - 1994
                                              1994
                                     Number of   Per Share
                                     Shares      Option Price


Outstanding at beginning of year       432,154   $15.63-$29.00
                                       780,000    30.00- 35.00
                                     ----------  -------------
Total outstanding at beginning
 of year                             1,212,154    15.63- 35.00
Granted                                597,108    13.88- 18.63
Cancelled                             (307,251)   17.00- 35.00
Exercised                                    -               -
                                     ----------
At end of year:
  Total outstanding                  1,502,011   $13.88-$35.00
                                     ==========
  Total exercisable                    345,283
                                     ==========

Under the plan, 339,920 options granted become exercisable at a rate of one-fourth a year commencing one year after award and expiring from four to eight years after award. An additional 667,385 options granted under the plan are cliff-vested and become exercisable from four to five years after award and expire six to eight years after award. As of February 1, 1997, there were 448,579 shares reserved for issuance under this plan.

The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per common share would have been:

(in thousands of dollars except per share amounts)

                                 1996           1995
Net earnings - as reported     $ 14,363       $ 14,333
                               ========       ========
Net earnings - pro forma       $ 14,324       $ 14,303
                               ========       ========
Earnings per common share -
  as reported                  $   1.06       $   1.02
                               ========       ========
Earnings per common share -
  pro forma                    $   1.06       $   1.02
                               ========       ========

Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of four years and compensation cost for options granted prior to January 1, 1995 is not considered.

The fair value of each option grant for 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants: expected volatility of 30.0%, risk-free interest rate of 6%, expected lives of four to five years, and an expected dividend yield of between 2.6% and 3.9%.

The pro forma information is provided for informational purposes only and is not necessarily indicative of the results of operations that would have occurred or of the future anticipated results of operations of the Company.

VOLUNTARY STOCK-OPTION PLAN
The Company has a non-qualified voluntary stock-option plan, under which certain key officers may receive options to acquire shares of the Company's common stock in exchange for a voluntary reduction in base salary. Options were granted as participants elected, pursuant to their Stock Option Agreement, to reduce their compensation for 1993 and 1994. A total of 1,000,000 shares has been authorized for issuance. As of February 1, 1997, 240,284 options at an exercise price of $18.38 for 1993 salary reduction and 262,247 options at an exercise price of $15.50 for 1994 salary reduction have been issued. For 1996 and 1995, this plan was not offered. Options granted are exercisable after three years and expire at the end of eight years.

DEFERRED COMPENSATION AND STOCK APPRECIATION RIGHTS PLAN
On February 1, 1986, the Company's Board of Directors approved a Deferred Compensation and Stock Appreciation Rights Plan designed to attract and retain certain key employees. Under the Deferred Compensation Plan, as amended and restated, within thirty days prior to the beginning of the fiscal year, eligible employees may irrevocably elect by written notice to the Company to defer the payment of a portion (not to exceed 50% or less than $5,000 in the aggregate) of an incentive bonus. The participant may choose to have payments made either in a lump sum or in a specified number of annual installments, not to exceed ten. For 1996, 1995 and 1994, certain key executives elected to participate in this plan. All stock appreciation rights previously granted under the Plan have expired.

KEY EXECUTIVE DEFERRED COMPENSATION PLAN
On April 6, 1995, the Board of Directors established a deferred base salary plan for key executives which allows deferral of base salary on substantially the same terms as bonus compensation may be deferred under the Deferred Compensation and Stock Appreciation Plan. On July 14, 1995, this plan was amended and restated. Under this plan, a participant may elect by written notice to the Company to defer up to 50% of his base salary for the fiscal year, but not less than $5,000 in the aggregate. Payment shall not commence earlier than six months and one day after the initial year of deferral. The participant may choose to have payments made either in a lump sum or in a specified number of annual installments, not to exceed ten. For 1996 and 1995, certain key executives elected to participate in this plan.

13. INDUSTRY SEGMENT INFORMATION
The Company is engaged in developing and marketing products and services for consumers in the United States and Canada through a network of centrally managed retail locations. The Company operates in two business segments: Portrait Studios and Wall Decor. In addition, the Company operated a third business segment, Photofinishing, until October 4, 1996. This segment, comprised of Fox Photo, CPI Photo Finish and Proex, was made part of a joint venture with Kodak on October 4, 1996. Also, in May 1996, the Company sold its Electronic Publishing segment (CopyMat and CopyUSA).

The Portrait Studios segment operates a professional portrait photography business, primarily through fixed location studios. The Wall Decor segment markets an assortment of custom print reproductions and related accessories and provides custom framing services. Sales and operating earnings segment information is included in "Management's Discussion and Analysis-Results of Operations" and is incorporated by reference herein from pages 22 and 23 of this document.

Substantially all of the Company's Portrait Studio business operates in the United States under a Sears, Roebuck and Co. ("Sears") license agreement that is terminable by either the Company or Sears upon 90 days notice. Except in connection with store closings, Sears has never terminated the operations of any of the Company's portrait studios. The Company's relationship with Sears is long-standing, and management has no reason to believe that Sears will exercise its rights under the agreement to materially reduce the scope of the Company's business with Sears. For 1996, approximately 62% of net sales and 91% of operating earnings (before deduction of general corporate expenses, net interest income (expense), other income and income tax expense) were derived from the Sears Portrait Studio business.

SELECTED INDUSTRY SEGMENT INFORMATION (in thousands of dollars)
                                    1996      1995      1994
DEPRECIATION AND AMORTIZATION:
 Portrait Studio                   $ 21,081  $ 17,553  $ 12,256
 Photofinishing                       9,494    16,231    17,557
 Wall Decor                           4,181     3,556     2,918
 Corporate                            3,190     3,668     2,995
 Discontinued Electronic Publishing       -     1,820     2,170
                                   --------  --------  --------
                                   $ 37,946  $ 42,828  $ 37,896
                                   ========  ========  ========
IDENTIFIABLE ASSETS:
 Portrait Studio                   $115,591  $118,649  $111,326
 Photofinishing                           -   113,983   118,593
 Wall Decor                          42,557    35,577    27,094
 Corporate                           40,467    27,224    32,765
 Discontinued Electronic Publishing       -     5,055    10,703
 Investment in Fox Joint Venture     48,105         -         -
                                   --------  --------  --------
                                   $246,720  $300,488  $300,481
                                   ========  ========  ========
CAPITAL EXPENDITURES:
 Portrait Studio                   $ 17,820  $ 24,817  $ 57,723
 Photofinishing                       9,098    14,732    10,347
 Wall Decor                           9,085     9,627     8,030
 Corporate                            1,050     1,005       884
 Discontinued Electronic Publishing       -       472     2,029
                                   --------  --------  --------
                                   $ 37,053  $ 50,653  $ 79,013
                                   ========  ========  ========

14. STOCK REPURCHASE PLAN
The Company's Board of Directors has authorized the Company to purchase up to 4,500,000 shares of its outstanding common stock through purchases at management's discretion from time to time at acceptable market prices. Acquired shares are held as treasury stock and will be available for general corporate purposes. As of February 1, 1997, the Company had purchased 3,302,548 shares of stock for $74.5 million at an average stock price of $22.57.

On November 12, 1996, the Company announced the completion of the previously announced "Dutch Auction" tender offer. The Company, as authorized by the Board of Directors, purchased 2,250,000 shares of the Company's common stock at $19.00 per share. The total cost incurred was $43.6 million. The Company used the proceeds from the sale of Fox's common stock to finance the tender offer.

15. SHAREHOLDER RIGHTS PLAN
The Board of Directors of the Company established a Shareholders Rights Plan (Rights Plan) through the declaration of a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The Rights Plan entitles holders of common stock to purchase one one-hundredth of a share of Series A Participating Preferred Stock in the Company, or an acquirer of the Company, in the event of certain hostile efforts, as defined in the Rights Plan, to gain control of the Company. The rights issued expire on May 11, 1999, unless redeemed earlier. In addition, the rights will be exercisable if any person or group (other than certain entities affiliated with the Company) becomes the beneficial owner of 15% or more of the Company's common stock. On August 3, 1995, the Board of Directors adopted an amendment to the Rights Plan to clarify that no person would be deemed an "Acquiring Person" as defined in the Rights Plan if that person acquired beneficial ownership of 15% or more of the Company's stock solely as a result of the Company's repurchase of stock, provided that the person did not subsequently acquire additional shares.

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

CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, RECEIVABLES,
ACCOUNTS PAYABLE AND ACCRUED EXPENSES
The carrying amounts approximate fair value at February 1, 1997 and February 3, 1996 due to the short maturity of these financial instruments.

SHORT-TERM BORROWINGS AND LONG-TERM DEBT
The fair value of the Company's debt is estimated based on quoted market prices for similar debt issues with the same remaining maturities. On February 1, 1997, the carrying value and estimated fair market value of the Company's debt was $54.9 million and $53.7 million, respectively. On February 3, 1996, the carrying value and estimated fair market value of the Company's debt was $62.7 million and $62.8 million, respectively.

17. CONTINGENCIES
The Company is a defendant in various lawsuits arising in the natural course of business. It is the opinion of management that the ultimate liability, if any, resulting from the resolution of such lawsuits will not have a material effect on the consolidated financial position or the results of operations of the Company.

18. DISCONTINUED OPERATIONS AND SUPPLEMENTAL CASH FLOW
INFORMATION
On April 4, 1996, the Company announced its intention to sell certain assets of its Electronic Publishing operations. On May 3, 1996, the Company completed the transaction for $4.8 million. Additionally, the purchaser assumed certain liabilities of the Electronic Publishing operation which aggregate approximately $900,000. A provision of $3.8 million was made in 1995 to reflect the discontinued business at its estimated realizable value. The Company classified the Electronic Publishing operation as a discontinued operation and reclassified the prior years' financial statements to reflect this transaction.

Net sales of the discontinued business for 1995 and 1994 were $16.7 million and $15.6 million, respectively. Net assets held for sale were $5.1 million at February 3, 1996.

SUPPLEMENTAL CASH FLOW INFORMATION FROM DISCONTINUED OPERATIONS
(in thousands of dollars)
                                            1995       1994
Losses from discontinued
 operations, net of income tax
 benefit of $507 and $1,068, respectively $  (898)   $(1,818)
Net loss on disposal, net of
 tax benefit of $1,372                     (2,428)         -
Adjustments for items not requiring cash:
  Depreciation and amortization             1,821      2,170
Decrease (increase) in current assets:
  Receivables and inventories                  19       (165)
 Prepaid expenses and other current
   assets                                     520       (210)
Reserve for closing                         3,800          -
Increase (decrease) in current
 liabilities:
  Accounts payable, accrued
   expenses and other liabilities            (502)       (61)
Deferred tax benefit                       (1,372)         -
Capital expenditures                         (472)    (2,029)
                                          --------   --------
Cash flows from discontinued operations   $   488    $(2,113)
                                          ========   ========

                              41

INDEPENDENT AUDITORS' REPORT
----------------------------

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CPI CORP.:

We have audited the accompanying consolidated balance sheets of CPI Corp. and subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 1, 1997 appearing on pages 20, 24, 26, 27 and 28 through 41. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPI Corp. and subsidiaries at February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 1, 1997, in conformity with generally accepted accounting principles.



/s/  KPMG  Peat Marwick LLP



St. Louis, Missouri
April 3, 1997

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
---------------------------------------------

The Company's photography business is seasonal, with the largest sales volume during the third and fourth quarters, the period preceding and including the Thanksgiving and Christmas seasons.

Additionally, in October 1996, the Company recorded a $6.2 million gain before taxes ($3.9 million gain after taxes) on the sale of its interest in the Photofinishing segment. The Company also recorded the repurchase of 2,250,000 shares of common stock for $43.6 million in November 1996.

The tables presented set forth selected financial data for the quarters of the Company's fiscal years ended February 1, 1997 and February 3, 1996. Although this information is unaudited, in the opinion of the Company, it reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods.

Since April 17, 1989, the Company's common stock has been traded on the New York Stock Exchange under the symbol CPY.
The adjacent tables set forth the high and low last-sale prices of the common stock reported by the New York Stock Exchange during the Company's last two fiscal years.

SELECTED QUARTERLY FINANCIAL DATA - F.Y. 1996 (UNAUDITED)
                                       Quarter Ended:

                          (in thousands except per share amounts)
                          ---------------------------------------
                          Apr. 27,  July 20,  Nov. 9,    Feb. 1,
                            1996     1996       1996      1997
                          (12 wks)  (12 wks)  (16 wks)  (12 wks)
Fiscal Year 1996
Net sales from
 continuing operations    $104,668  $105,440  $145,435  $111,491
Earnings from continuing
 operations before
 income taxes               (3,366)   (1,291)    8,007    19,449
Net earnings (loss) from
 continuing operations      (2,120)     (813)    5,044    12,253
Net losses from
 discontinued operations       -         -         -         -
    Net earnings (loss)     (2,120)     (813)    5,044    12,253

Earnings (loss) per
 common share:
 From continuing
  operations              $  (0.15) $  (0.06) $   0.36  $   1.03
 From discontinued
  operations                   -         -         -         -
    Net earnings (loss)      (0.15)    (0.06)     0.36      1.03

Weighted average number
  of common and common
  equivalent shares         13,963    14,001    14,066    11,861

Dividends                 $   0.14  $   0.14  $   0.14  $   0.14

Stock Price and Volume
High                      $  16.88  $  18.25  $  21.13  $  18.50
Low                          14.63     14.75     13.88     16.38
Volume (in thousands
 of shares)                  3,302     9,046     5,149     1,445


SELECTED QUARTERLY FINANCIAL DATA - F.Y. 1995 (UNAUDITED)

                                       Quarter Ended:

                          (in thousands except per share amounts)
                          ---------------------------------------
                          Apr. 29,  July 22,  Nov. 11,   Feb. 3,
                            1995     1995       1995      1996
                          (12 wks)  (12 wks)  (16 wks)  (12 wks)
Fiscal Year 1995
Net sales from
 continuing operations    $103,394  $107,056  $166,156  $150,046
Earnings from continuing
 operations before
 income taxes                 (688)    4,067     5,193    19,066
Net earnings (loss) from
 continuing operations        (433)    2,562     3,270    12,260
Net losses from
 discontinued operations      (241)     (310)      (94)   (2,681)
    Net earnings (loss)       (674)    2,252     3,176     9,579

Earnings (loss) per
 common share:
 From continuing
  operations              $  (0.03) $   0.18  $   0.24  $   0.88
 From discontinued
  operations                 (0.02)    (0.02)    (0.01)    (0.19)
    Net earnings (loss)      (0.05)     0.16      0.23      0.69

Weighted average number
  of common and common
  equivalent shares         13,897    13,930    14,090    14,005

Dividends                 $   0.14  $   0.14  $   0.14  $   0.14

Stock Price and Volume
High                      $  17.75  $  21.75  $  22.13  $  21.13
Low                          14.25     16.88     17.75     14.50
Volume (in thousands
 of shares)                  3,214     2,007     2,529     1,869


DIRECTORS AND OFFICERS
----------------------

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

Lee Liberman
Chairman Emeritus, Laclede Gas Company

Nicholas L. Reding
Vice Chairman, Monsanto Company

Martin Sneider
Former President,  Edison Brothers Stores, Inc.

Robert L. Virgil*
Principal, Edward D. Jones & Co.

Chairman, Chief Executive Officer
Alyn V. Essman

President
Russell Isaak

Senior Executive Vice President
Patrick J. Morris

Secretary and General Counsel
Jane E. Nelson

CORPORATE OFFICERS
Barry Arthur-Executive Vice President, Finance-Chief Financial
Officer
Edmund J. Chase-Executive Vice President, Strategic Development
William F. Cronin-Executive Vice President, Marketing
Fran Scheper-Executive Vice President, Human Resources
Richard Tarpley-Executive Vice President, Manufacturing

DIVISION PRESIDENTS
Arthur Padovese-Prints Plus
Harry Stecher-Sears Portrait Studios and Canadian Operations


* Member of the Audit Committee of the Board of Directors




                         44

NOTICE TO SHAREHOLDERS
----------------------

Beginning with the first quarter of Fiscal Year 1996, we have not published a formal quarterly earnings report, thereby saving your Company tens of thousands of dollars. Instead, we offer the option of three formats with which you can receive quarterly earnings information on a more timely basis than with the previous reports.

The scheduled release dates are: 1st quarter-May 28, 1997; 2nd quarter-August 19, 1997; 3rd quarter-December 9, 1997.

Your options - on an ongoing basis as long as you remain a shareholder - are:

1. You can access the news release on the Internet via the CPI Corp. home page address: http://www.cpicorp.com
2. We can automatically E-Mail to you the day of the media release.
3. We can mail you a printed copy of the quarterly news release within 7 working days after its release to the news media.

Please indicate your choice of formats 2 or 3 by completing the information in the appropriate spaces below:


                       E-Mail Transmission
Name __________________________________________________________
E-Mail Address ________________________________________________


                  Printed Copy of News Release
Name __________________________________________________________
Address  ___________________City ________ State _____ Zip _____


                      PLEASE MAIL THIS FORM TO:
                 CPI Corp., Shareholder Relations,
           1706 Washington Ave., St. Louis, MO   63103-1717

INVESTOR INFORMATION
--------------------

MOST RECENT ANALYST REPORTS
First Honolulu  Securities, Inc., John Roberts, December 16, 1996
McDonald & Company, Jeffrey S. Stein,  April 7, 1997
Smith Barney, Inc., Peter J. Enderlin, December 17, 1996
Value Line, Jacob Arbitman, February 28, 1997

STOCK TRANSFER, REGISTRAR, DIVIDEND REINVESTMENT AND RIGHTS
AGENT
Boatmen's Trust Company, 510 Locust Street, P. O. Box 14768, St.
Louis, MO 63178-4768, (314) 466-1357, or (800) 456-9852

10-K REPORT
Single copies of the Company's Form 10-K, filed with the Securities and Exchange Commission, are available at no charge to shareholders upon written request.

ANNUAL MEETING/CORPORATE HEADQUARTERS
The annual meeting of stockholders' will convene at 10:00 a.m., Thursday, June 12, 1997 at the Corporate Headquarters, 1706
Washington Avenue, St. Louis, MO 63103-1717.

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP, St. Louis, MO

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

--------------------

FOR INFORMATION ON THE INTERNET
CPI Corp.: http://www.cpicorp.com
CPI Human Resources: http://www.cpicorp.com/jobs
CPI Photo: http://www.cpiphoto.com
Fox Photo: http://www.foxphoto.com
Prints Plus: http://www.printsplus.com
Sears Portrait Studio: http://www.searsportrait.com and
George Zagoudis at the Financial Relations Board, Inc.:
grz@chi.frbd.com

                         45

(Back cover of Annual Report to Shareholders)


CPI CORP.
ON THE INTERNET

(Picture of Sears Portrait Studio website)
Sears Portrait Studios
http://www.searsportrait.com

(Picture of CPI Photo/Fox Photo website)
CPI Photo/Fox Photo
http://www.foxphoto.com

(Picture of CPI Corp. corporate website)
CPI Corporate
http://www.cpicorp.com

(Picture of Prints Plus website)
Prints Plus
http://www.printsplus.com

(Picture of CPI Human Resources website)
CPI Human Resources
http://www.cppicorp.com/jobs


CPI Corp., 1706 Washington Avenue, St. Louis,
Missouri 63103-1717
314-231-1575