Form 10-K405, Exhibit 13
period 1998-02-01
CPI CORP
filed 1998-05-06
CIK 25354

EXHIBIT (13)











                              1997
                   ANNUAL REPORT TO SHAREHOLDERS

(Front cover of Annual Report to Shareholders)

(Picture: on this page is one picture of a small girl holding a stuffed animal with a bow.)


CPI CORP. 1997 REPORT TO SHAREHOLDERS
growing rewards
 ...to report from our actions of the past several years...

(Inside Cover)
PAGE NUMBERS REFER TO PAPER DOCUMENT


TABLE OF CONTENTS
                                                      PAGE

At a glance/financial results                            1

Chairman's letter to shareholders                      2-5

Sears and CPI-a symbiotic pairing                        6

Judicious application of resources                       7

Financial section                                     8-39

Management's discussion and analysis-overview         8-12

Management's discussion and analysis-results
 of operations                                       13-15

Management's discussion and analysis-financial
 condition                                              16

Management's discussion and analysis-cash flows         17

Consolidated statements of earnings                     18

Consolidated balance sheets                             19

Consolidated statements of cash flows                20-21

Consolidated statements of changes in
 stockholders equity                                    22

Notes to consolidated financial statements           23-36

Independent auditors' report                            37

Selected quarterly financial data                       38

Financial highlights                                    39

Directors and officers                                  40

Investor information                                    41
(/TABLE>




1997 AT A GLANCE
----------------
Sales in CPI's primary business, Sears Portrait Studios, showed moderate growth over the 1996 level.  Operating earnings, however, were substantially higher, mainly due to a significant increase in the average sale, combined with lower manufacturing costs. The division continued its program of enlarging and remodeling studios and its development of new technology-based products and services.

CPI sold its remaining 49% interest in the Fox Photo, Inc. joint venture to Eastman Kodak Company and entered into a 2-year agreement not to compete in retail photofinishing. By ending its involvement in that industry, the Company is better able to focus on continuing development of its core portrait photography business. CPI received an immediate cash payment of $10 million for the non-compete agreement and a note for $43.9 million payable on January 4, 1999 for its remaining interest in the joint venture.

The Company repurchased 2.0 million shares of common stock, bringing the total repurchase since 1996 to 4.25 million shares-almost one-third of the shares previously outstanding, significantly increasing the proportionate value of continuing shareholders' interest.
































FINANCIAL RESULTS (millions of dollars, except percents/per share data, continuing operations only)

                         1997      1996    1996-1997    1992
                       (53 wks)  (52 wks)  % Change   (53 wks)
                       --------  --------  ---------  --------
sales
------
  portrait studios      $303.7   $289.8       4.8 %   $264.4
  photofinishing             -    114.5    (100.0)%    169.2
  wall decor              63.0     62.7       0.6 %        -
     total              $366.7   $467.0     (21.5)%   $433.6
--------------------------------------------------------------
operating earnings
  portrait studios      $ 44.6   $ 35.7      25.1 %   $ 47.9
  photofinishing             -      0.1    (100.0)%      9.6
  wall decor              (1.0)     3.2    (129.6)%        -
     total                43.6     39.0      11.9 %     57.5
net earnings,
  continuing operations   12.7     14.4     (11.5)%     24.8
--------------------------------------------------------------
average shares
  outstanding*(millions)  11.8     13.5     (12.2)%     14.7
--------------------------------------------------------------
per share*:
  earnings, continuing
    operations          $  1.07  $  1.06      0.9 %   $  1.69
  dividends                0.56     0.56        -        0.56
  tangible book value     10.26    11.90    (13.8)%      7.33
  price:
      high              $ 28.00  $ 21.13              $ 26.38
      low                 15.88    13.88                15.00
--------------------------------------------------------------

* assuming dilution


A REPORT TO OUR SHAREHOLDERS:

Those of you who have followed our activities for very long will see this 1997 report as a departure from the structured format of prior reports. In one sense, the revised format could be regarded as a metaphor for the dramatic changes we have effected in our company.

For many years, we enjoyed a highly profitable business that was the leader in its industry. We were preoccupied with driving revenues, but without a clear understanding of customer motivation. Early in this decade we realized that the old, much-copied model could no longer be sustained. Our choice was either to harvest a deteriorating business or to rebuild on a new platform. We chose the latter. Our goal was to redirect efforts into the creation of a radically different model. We worked on the process for five years, accepting a reduction in profit margins of almost 50% from historic highs, primarily because we were reinvesting heavily in new business development. In the face of the profit erosion, however, our cash flow remained fairly consistent, allowing us to redirect our investment to the creation of a new paradigm.

PORTRAIT STUDIO SEGMENT
                   Sales         Profit
               (in million $)   Margin %
               --------------   --------
1997              $303.7          14.7
1996               289.8          12.3
1995               279.6          15.2
1994               276.4          13.9
1993               237.9          12.6
1992               264.4          18.3
1991               279.0          20.3
1990               279.1          23.7
1989               260.5          25.2
1988               241.2          26.2


CPI CORP. - CONTINUING OPERATIONS (in million $)
                  Cash flow from     Operating
                    operations       earnings
                  --------------     ---------
1997                 $ 46.8           $ 43.6
1996                   53.8             39.0
1995                   53.7             51.3
1994                   40.4             48.5
1993                   38.2             41.3
1992                   36.9             57.6
1991                   51.6             64.1
1990                   50.0             69.7
1989                   53.3             68.6
1988                   42.5             63.7


Caption on the above charts:
- As CPI rebuilt its portrait studio business, studio profit margins fell to half of historic highs due to heavy investment in the business, made possible by the Company's generally consistent cash flows.

(Pictures: on this page are two pictures captioned: "With
           a CPI-produced training video, studio employees are increasing their sensitivity to recognize and allay the anxieties mothers often experience in preparing their child for a portrait studio experience." The top right hand picture is of three women, two standing and one sitting.
           The lower left hand picture is of a small child.)

During the rebuilding process, our attention was diverted by various activities that distracted us from what should have been our primary focus. Though we would be reluctant to call it an epiphany, we are no longer engaged in either the photofinishing or copy service business. Our involvement in those industries did, however, provide us the opportunity to explore the frontiers of digital imaging, and as we applied the acquired technology to our core business, we realized just how laden with opportunity is the evolving business of portrait photography.

Searching for the right paradigm, we did a comprehensive survey of our prime customer, the mother of preschool children. We talked to thousands of such mothers, listening carefully to learn of their experiences and feelings about having portraits made of their children, and how they value the memories evoked by the portraits. They told us of the anxieties they experience in preparing their child for a session at a portrait studio, followed by a suspenseful three-week wait for the finished portraits, all the while wondering if the result might be unsatisfactory. We learned of the great importance a mother places on the photographer's ability to work with her child, carefully taking the time needed to capture the child's true personality.

Following that research, we are continuing to develop new concepts to excite our customers. Applying technology is only part of the process. Even more important is training our

(Pictures: on this page are three pictures captioned: "One new product, "Portrait Creations," while exciting in its own right,is even more so as symbolic of a virtual galaxy of new imaging applications." Starting in upper right hand and continuing counter-clockwise is a picture of a two adults and a small child in a portrait studio; a portrait of a small child holding a rattle; and a picture of a "Portrait Creation.")

photographers to increase their sensitivity, to recognize and allay the mothers' anxieties, and to strengthen the tripartite mother/photographer/child relationship to capture the "essence" of the child. New products are part of the solution. One such new product, "Portrait Creations," while exciting in its own right, is symbolic of a virtual galaxy of new imaging applications we are developing through the combined efforts of our field studio operations, marketing department and greatly expanded engineering division.

Thus far, having spent almost $150 million in the overall rebuilding process, we present unique advantages that assure our customers an enjoyable, rewarding experience. As a result of a total studio remodeling program-coordinated with Sears' $4 billion store upgrade activity-our facilities are comfortable, inviting and highly functional. We offer technology-based programs that provide customers the highest quality imaging products in a relaxed, friendly environment. Our photographers are trained to listen carefully to their customers, to understand their anxieties and to respond to their needs. To further increase the satisfaction level of our customers, we have accelerated a controlled evolution in the very culture of our total organization-field operations and headquarters, alike. At every level, people are focusing on the unique interests of those whom they serve, with headquarters staff serving the field organization, and studio employees serving customers.

(Picture: on this page is a picture of Alyn V. Essman.)

We are confident that, having developed the new paradigm, we will be able to deliver to all stakeholders a consistent, significantly increased level of performance. Even though at this point such results are yet to be realized, the direction is clear. The final results will become apparent only as our programs evolve.

One final point should be made. The reorientation process has been accomplished by building on our existing management structure. Following new guidelines, our leadership is equipped to execute the new paradigm. The innate talents of several members of our visionary organization have been redeployed in order to achieve customer-based solutions. As a result of their contributions, we are now prepared to capitalize on a self-reinforcing model.

* We understand what customers like
* We have the tools to deliver what customers want
* We will build strong relationships by serving them

If we employ these capabilities properly-and we're confident we can-the customer response will generate more business, which will make for happier employees, who will deliver still higher levels of service-all in an upward spiral of success driven by positive feedback. It's now a matter of execution.

April 15, 1998
BY:  /s/ Alyn V. Essman
    --------------------
         Alyn V. Essman

SEARS AND CPI-A SYMBIOTIC PAIRING

CPI is Sears' exclusive portrait service and one of its leading licensed businesses, sharing an almost 40-year relationship that has been beneficial to both companies. Throughout this long period, CPI and Sears have worked together in creating the mass portrait market, progressing from traveling photographers to permanent studios, developing pre-printed full-color portrait packages, and introducing services based on state-of-the-art technology such as the Portrait Preview System(SM).

Through its relationship with CPI, Sears receives substantial license fees without a major investment of its own capital or management resources. Sears also benefits from CPI's considerable advertising expenditures that promote the Sears brand. The advertising is primarily targeted to women with young children, a highly valued customer base for both companies.

As evidence of its ongoing contributions and importance to Sears,

CPI has been awarded the prestigious "Partners in Progress" award in twelve of the past fifteen years-most recently in 1997-and, in 1995, Sears bestowed on CPI the first "Partners in Progress" award ever accorded a concessionaire in Canada. Still more noteworthy, in 1994 Sears honored CPI with the first "Chairman's Award" given to a Sears licensed business in recognition of the significance of CPI's ground-breaking, technology-based Portrait Preview marketing program. Additionally, in 1996 CPI was the sole recipient of the newly created Sears "Golden Opportunities" award for the most responsive handling of customer complaints of all Sears' licensed businesses.

Sears' support of CPI's studio remodeling program is of special significance. Recognizing the importance of this endeavor, Sears in 1994 entered into a new 5-year licensing agreement with CPI, coordinating the remodeling with their own previously announced $4 billion capital expenditure program in which the retailer is upgrading and remerchandising its stores. Through early 1998, over 500 studios have been remodeled and enlarged, and the new design has also been incorporated in newly opened stores. Sears has given up valuable floor space in the process, anticipating higher sales and resulting increases in license revenues due to the larger format. An increase of almost 80% in the size of the average remodeled studio has provided space for many additional camera rooms, expanding the overall capacity. Remodeling of the remaining U.S. locations will be completed in conjunction with the Sears store-upgrade schedule.

The strength of the Sears/CPI partnership has been enhanced by the companies' parallel attitudes regarding the clear need for fresh customer-based programs carried out by carefully trained employees. Following a thorough review of their customer attitudes and motivations, Sears launched its "Softer Side of Sears" campaign with results that are now near-legend. Having developed programs based on research of its own customers, CPI believes it may well be on the way to achieving results of a similar nature, though on an admittedly reduced scale.

(Pictures: on this page are two pictures captioned: "Although the remodeled studio design now installed in over 500 Sears Portrait Studios has been enthusiastically received by customers and employees alike, CPI is testing a variety of new concepts in this evolving prototype location, as a "next generation" facility is being readied for introduction." One picture is of a video monitor in the children's area. The second picture is of the proposed "next generation" Sears Portrait Studio facility.)

JUDICIOUS APPLICATION OF RESOURCES

Throughout the 5-year period from 1993 through 1997, CPI management maintained a careful balance in its application of resources toward the primary objective of rebuilding its core business, supplementing ongoing cash flow from operations with prudent borrowing appropriate to the Company's asset base. Having further narrowed the focus on its portrait studio business with the sale of the photofinishing division, CPI applied excess cash to the repurchase of common stock, significantly increasing shareholder value.

CASH SOURCES, 1993-1997 (in million $)

FY '93 beginning balance                       $ 21.0
                                               ------
Cash flow-operations                232.9
Long-term senior debt                58.9
Joint venture sale                   56.1*
2-year Kodak non-compete             10.0
Employee stock plans                  9.0
                                   -------
                                                366.9
                                               ------
  Total available cash                         $387.9

* Does not include $43.9 million note receivable from Kodak, due on January 4, 1999

APPLICATION OF CASH, 1993-1997 (in million $)

Capital expenditures               $209.3
Stock repurchases                   107.9
Dividends                            38.0
Acquisitions                         14.7
Other**                               2.7
                                   -------
  Total applied                                 372.6
                                               ------
FY '97 ending balance                          $ 15.3
                                               ======

** Exchange rate effect and restricted stock

MANAGEMENT'S DISCUSSION AND ANALYSIS-OVERVIEW
---------------------------------------------
FISCAL YEARS
CPI Corp.'s (the "Company's") fiscal year ends the first Saturday of February. Accordingly, fiscal year 1997 ended February 7, 1998 and consisted of 53 weeks. Fiscal years 1996 and 1995 ended February 1, 1997 and February 3, 1996, respectively, and each consisted of 52 weeks. Throughout Management's Discussion and Analysis and Notes to Consolidated Financial Statements, reference to 1997, 1996 or 1995 will mean the fiscal year ended February 7, 1998, February 1, 1997 and February 3, 1996, respectively.

BUSINESS SEGMENTS
The Company has operations in two business segments: Portrait Studios and Wall Decor. The Portrait Studios segment, which functions as the exclusive operator of Sears Portrait Studios, has 1,026 locations in the United States, Canada and Puerto Rico. The Wall Decor segment, which operates under the name Prints Plus and offers value-priced posters, prints, frames and framing services, operates in 156 locations throughout the United States.

Until October 4, 1996, when the Company entered into a joint venture with Eastman Kodak Company ("Kodak"), the Company operated a third business segment, Photofinishing, which operated under the Fox Photo, CPI Photo Finish, and Proex names. On October 2, 1997, the Company sold its remaining interest in the Photofinishing joint venture to Kodak. (See JOINT VENTURE for further discussion.)

JOINT VENTURE
On October 4, 1996, the Company sold 51% of the outstanding shares of Fox Photo, Inc. ("Fox") to Kodak for $56.1 million in cash, which resulted in a pre-tax gain of $6.2 million. On the same date, the Company entered into collateral agreements with Fox and Kodak, including agreements under which the Company provided certain administrative services and management services to Fox (the "Service Agreement" and the "Consulting Agreement"). The ownership of the joint venture was accounted for under the equity method and was reflected as an investment in the Fox joint venture.

In selling the 51% interest in Fox to Kodak, the Company believed the joint venture would continue indefinitely based on a shared vision of the potential opportunities to be realized from combining the strengths of the two shareholders. While the parties provided for an exit from the joint venture after the end of 1998, the Company was focused on the long-term development of the joint venture and considered those provisions merely insurance against the then-unlikely risk that the joint venture would not succeed. The original agreement did not contain a noncompete provision because neither party considered it necessary at the time the agreement was negotiated.

Unexpectedly, within the first six months of operation, the joint venture encountered a series of problems that severely diminished the prospects of achieving its original vision. These problems included significant deterioration in sales and profits from projections in the first-year operating plan; higher than expected costs in experimental markets; and the divergence of shareholder philosophies, objectives and strategies.

After struggling with these and other problems for several months, the Company and Kodak concluded that joint ownership of Fox was no longer tenable or desirable and the parties began to negotiate the terms of dissolution of the joint venture. The original termination provisions set forth in the October 1996 Shareholders Agreement were not the basis for the joint venture's termination. The sale by the Company of its remaining 49% interest in Fox was negotiated on an arms-length basis over three to four months in the context of the changed circumstances and relationships.

On October 2, 1997, the Company sold its remaining 49% interest in Fox to Kodak for a $43.9 million non-interest bearing promissory note (the "Promissory Note") due on January 4, 1999 (the "Disposition Transaction"). As a result of the sale, the Company recorded a pre-tax loss of $4.2 million in 1997. Due to the non-interest bearing nature of the Promissory Note, a discount of $3.9 million was established and will be amortized into income until the maturity of the Promissory Note. During 1997, $1.1 million in amortization related to the Promissory
Note was recognized. On a prospective basis, $2.8 million in amortization for the Promissory Note will be recognized in fiscal year 1998.

In connection with the dissolution of the cooperative relation-ship between the Company and Kodak, the Company and Kodak agreed that the Company could pose a competitive threat to Fox. The Company remained committed to further development and commercialization of its proprietary technology, including the Photo Preview and Photo Proof Systems that were featured in joint venture test markets, as well as a store automation system that was originally designed to meet Fox specifications.
The Company also possesses more than 50 years of retail management experience and knowledge of the most successful and vulnerable Fox markets and concepts.

Accordingly, as part of the Disposition Transaction, the Company entered a two-year Noncompetition and Nonsolicitation Agreement

(the "Noncompete Agreement") with Fox under which the Company agreed not to engage in the retail photofinishing business and, subject to certain exceptions, not to employ Fox employees without consent. The Company received $10.0 million cash consideration for entering into the Noncompete Agreement which will be amortized into income over the two-year period of the agreement. For 1997, amortization related to the two-year Noncompete Agreement was $1.8 million. Prospectively, in fiscal years 1998 and 1999, the Company will recognize $5.0 million and $3.2 million, respectively, in amortization for the two-year Noncompete Agreement.

In conjunction with the dissolution of the joint venture, the Company and Fox also agreed to immediately terminate the Consulting Agreement and terminate the Service Agreement no later than March
31, 1998.

PHOTOFINISHING STORE SALE
In June 1996, the Company announced the sale to Wolf Camera, Inc. of 50 one-hour photofinishing stores located in Florida, Georgia, Illinois and Tennessee for $1.9 million. The Company did not recognize a material gain or loss on the sale of these assets.

DISCONTINUED OPERATIONS
In May 1996, the Company completed the sale of certain assets of its Electronic Publishing operations for $4.8 million. Additionally, the purchaser assumed certain liabilities of the Electronic Publishing operation which aggregated approximately $900,000. A provision of $3.8 million was made in 1995 to reflect the discontinued business at its estimated realizable value. The Company classified the Electronic Publishing operation as a discontinued operation in 1995.

Net sales of the discontinued business for 1995 were $16.7 million. Net assets held for sale were $5.1 million at February 3, 1996.

STOCK REPURCHASE
The Company has engaged in two transactions involving the repurchase of stock during the reporting periods covered by this Annual Report. In November 1996, the Company completed a Dutch Auction tender offer by purchasing 2,250,000 shares of the Company's common stock at $19.00 per share for $43.6 million. The Company used the proceeds received in the formation of the joint venture to finance the tender offer.

In addition, in January 1998, the Company completed another
Dutch Auction tender offer by purchasing 1,999,215 shares of the Company's common stock at $23.00 per share for $46.5 million.

To finance the tender offer, the Company used the proceeds from:

  -- the $10.0 million two-year Noncompete Agreement,
  -- the repayment of a $4.0 million note held by the Company from the joint venture, and
  -- other working capital and cash from operations.

ENVIRONMENTAL MATTERS
The operations of the Company, like those of similar businesses, are subject to various Federal, state and local laws and regulations with respect to environmental matters, including air and water quality, and other regulations intended to protect public health and the environment. At present, the Company has not been identified as a potentially responsible party under the Comprehensive Environmental Responses, Compensation and
Liability Act and has not established any reserves or liabilities relating to environmental matters.

YEAR 2000 COMPLIANCE
The Year 2000 issue is primarily the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, prepare reports or engage in similar normal business activities.

Based on an initial Year 2000 compliance review by Company management in 1996 and as part of the Company's long-range planning and development process, portions of existing software, including Photography's point-of-sale and general ledger systems, are in the process of being modified or replaced so computer systems will properly utilize dates beyond December 31, 1999. Further review and assessments, including review and assessments of the Wall Decor's point-of-sale and general ledger systems, are planned for 1998. At present, based on best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources; the availability and cost of personnel trained in this area; the ability to locate and correct all relevant computer codes; third party modification plans and other factors; management believes with planned modifications to existing software and conversions to new software, the Year 2000 issue may be effectively mitigated and, although there will be costs associated with correcting the Year 2000 issue, management does not believe the costs will have a material impact on the Company's business, operations or financial condition.

The Company is also in the process of reviewing those operations of entities with which the Company interacts electronically to determine the extent the Company is vulnerable to potential third parties' failures to remedy their own Year 2000 issues.
At this time, although the Company believes Year 2000 issues are being adequately addressed by third parties, the Company can give no assurance the systems of other entities on which the Company's systems rely will be remedied for the Year 2000 issue on time or that a failure to remedy the problem by another entity would not have a material adverse effect on the Company.

IMPACT OF NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, REPORTING COMPREHENSIVE INCOME. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income must be reported in a financial statement with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 will result in the inclusion, in the consolidated statement of earnings, of the periodic adjustments arising from the translation into U.S. dollars of foreign currency financial statements of non-U.S. entities. In accordance with the FASB's Statement No. 52, FOREIGN CURRENCY TRANSLATION, such translation adjustments are excluded from the consolidated statement of earnings but are included in the consolidated balance sheets as a component of stockholders' equity.

In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. This statement establishes standards for reporting information about operating segments as well as related disclosures about products and services, geographic areas, and major customers. This statement is effective for fiscal years beginning after December 15, 1997 and will result in additional disclosures in the Company's footnotes.

In February 1998, the FASB issued SFAS No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSION AND OTHER POSTRETIREMENT BENEFITS. This statement revises employers' disclosures about pension and other postretirement benefit plans and is effective for fiscal years beginning after December 15, 1997. Management is currently assessing the effects of this statement on the Company's financial statements.

FORWARD LOOKING STATEMENTS
The statements contained in this report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's outlook for Sears Portrait Studios and Prints Plus, are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to customer demand for the Company's products and services, the overall level of economic activity in the Company's major markets, competitors' actions, manufacturing interruptions, dependence on certain suppliers, fluctuations in operating results, the attractions and retention of qualified personnel, Year 2000 compliance issues, and other risks as may be described in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended February 7, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS-RESULTS OF OPERATIONS
----------------------------------------------------------

NET SALES (in thousands of dollars)
Fifty-three weeks ended 2/7/98 and fifty-two weeks ended 2/1/97
                                  1997 versus 1996
                               favorable (unfavorable)
                        1997      amount    percent    1996
                                  change    change
Portrait Studios      $303,666   $  13,826     4.8%   $289,840
Wall Decor              63,035         359     0.6      62,676
Photofinishing               -    (114,518) (100.0)    114,518
                      --------   ----------           --------
Total net sales       $366,701   $(100,333)  (21.5)%  $467,034
                      ========   ==========           ========

NET SALES (in thousands of dollars)
Fifty-two weeks ended 2/1/97 and 2/3/96
                                  1996 versus 1995
                               favorable (unfavorable)
                        1996      amount    percent    1995
                                  change    change
Portrait Studios      $289,840   $ 10,322     3.7%   $279,518
Wall Decor              62,676      3,951     6.7      58,725
Photofinishing         114,518    (73,890)  (39.2)    188,408
                      --------   ---------           --------
Total net sales       $467,034   $(59,617)  (11.3)%  $526,651
                      ========   =========           ========

NET SALES
Portrait Studios sales were $303.7 million, $289.8 million and $279.5 million for 1997, 1996 and 1995, respectively, increasing 4.8% in 1997 and 3.7% in 1996. Although customer volume declined in 1997 from 1996, sales per customer increased due in part to price increases and to continued favorable customer response to new programs. In addition, in 1997 a 1.3% increase in sales from 1996 is attributable to the inclusion of a 53rd week. In 1996, Portrait Studios' customer volume and sales per customer increased slightly when compared to 1995.

Wall Decor sales were $63.0 million, $62.7 million and $58.7 million for 1997, 1996 and 1995, respectively, increasing 0.6% in 1997 and 6.7% in 1996. In 1997, the increase from 1996 in sales resulted from the inclusion of a 53rd week. In 1996, the increase in net sales over 1995 levels is due to the net opening of 12 locations during 1996. Actual same store sales decreased 4.0% and 2.9% in 1997 and 1996, respectively, due to decreased transaction counts and average ticket prices.

The decreases in sales for the Photofinishing segment for 1997 and 1996 are due to the formation of the joint venture in Ocotber 1996.

Total reported sales were $366.7 million for 1997, reflecting an increase from 1996 in both Portrait Studios and Wall Decor sales, in part due to the inclusion of a 53rd week of sales, offset by the exclusion of sales for the Photofinishing segment as a result of the formation of the joint venture in 1996. In 1996, sales decreased to $467.0 million from 1995 sales due to the formation of the joint venture, which resulted in only 35 weeks of Photofinishing sales being included in total 1996 sales compared to 52 weeks of Photofinishing sales included in 1995. This sales decrease was partially offset by increased sales in the Portrait Studios and Wall Decor segments for 1996.

SELECTED FINANCIAL DATA (in thousands of dollars)
Fifty-three weeks ended 2/7/98 and fifty-two weeks ended 2/1/97
                                  1997 versus 1996
                               favorable (unfavorable)
                       1997       amount   percent    1996
                                  change   change
Operating earnings:
  Portrait Studios   $ 44,597   $  8,941     25.1%   $ 35,656
  Wall Decor             (964)    (4,216)  (129.6)      3,252
  Photofinishing            -        (82)  (100.0)         82
                     ---------  ---------            --------
  Total operating
    earnings           43,633      4,643     11.9      38,990
General corporate
  expenses             15,435      3,183     17.1      18,618
Interest in joint
  venture loss         (3,304)    (2,819)  (581.2)       (485)
Gain (Loss) on sale
  of interest in
  Photofinishing
  segment              (4,189)   (10,369)  (167.8)      6,180
Interest expense        4,470       (192)    (4.5)      4,278
Interest income         2,469      1,960    385.1         509
Other income            2,193      1,692    337.7         501
                      --------   --------            ---------
Earnings before
  income taxes and
  discontinued
  operations         $ 20,897   $ (1,902)    (8.3)%  $ 22,799
                     =========  =========            =========

SELECTED FINANCIAL DATA (in thousands of dollars)
Fifty-two weeks ended 2/1/97 and 2/3/96
                                  1996 versus 1995
                               favorable (unfavorable)
                       1996       amount   percent    1995
                                  change   change
Operating earnings:
  Portrait Studios   $ 35,656   $ (6,956)   (16.3)%  $ 42,612
  Wall Decor            3,252     (2,105)   (39.3)      5,357
  Photofinishing           82     (3,219)   (97.5)      3,301
                     ---------  ---------            ---------
  Total operating
    earnings           38,990    (12,280)   (24.0)     51,270
General corporate
  expenses             18,618        980      5.0      19,598
Interest in joint
  venture loss           (485)      (485)  (100.0)          -
Gain (Loss) on sale
  of interest in
  Photofinishing
  segment               6,180      6,180    100.0           -
Interest expense        4,278        830     16.2       5,108
Interest income           509         (2)    (0.3)        511
Other income              501        (62)   (11.0)        563
                     ---------  ---------            ---------
Earnings before
  income taxes and
  discontinued
  operations         $ 22,799   $ (4,839)   (17.5)%  $ 27,638
                     =========  =========            =========

OPERATING EARNINGS
Portrait Studios operating earnings were $44.6 million, $35.7 million and $42.6 million for 1997, 1996 and 1995, respectively.
In 1997, which had 53 weeks compared to 52 weeks in 1996, the 25.1% increase in operating earnings was due primarily to increased sales and reduced manufacturing costs resulting from the favorable renegotiation of purchasing contracts, offset slightly by increases in employment, due to increased training for newer technologies, and advertising, due to increased television network advertising and direct marketing. In 1996, the 16.3% decrease in operating earnings was due primarily to increased fixed charges and increased cost of sales resulting from the costs associated with maintaining more sophisticated technologies. For 1996, depreciation and amortization costs increased $3.5 million over 1995. In addition, due to the higher customer volume in 1996 and the increased service levels associated with the development and maintenance of newer technologies, employment costs were up $3.8 million in 1996 compared to 1995. These increases in 1996 were offset slightly as advertising costs decreased $2.9 million compared to 1995 levels.

In the Wall Decor segment, operating losses were $964,000 in 1997, a 53 week year, compared to $3.3 million and $5.4 million in operating earnings recorded for 1996 and 1995, respectively, both 52 week years. The decrease in 1997 operating earnings is attributed to decreased same-store sales and higher employment and occupancy expenses. In 1996, the decrease in operating earnings is attributable to decreased same-store sales.

Operating earnings for the Photofinishing segment for 1997, 1996 and 1995 are not comparable due to the formation of the joint venture in October 1996.

NET EARNINGS
In analyzing earnings, the impact of the formation of the joint venture in 1996 and its subsequent sale in 1997 must be considered. In 1997, which had net earnings from continuing operations of $12.7 million, the sale of the remaining 49% interest in the joint venture resulted in a pre-tax loss of $4.2 million. In addition, net earnings were also affected by the $1.8 million pre-tax recognition of amortization for the two-year Noncompete Agreement and $1.1 million pre-tax recognition of the discount on the Promissory Note. Income tax expense for 1997 was also affected due to the differences in the investment basis in the venture for financial and Federal income tax reporting purposes. In 1996, which had net earnings from continuing operations of $14.4 million, a pre-tax gain of $6.2 million for the original 51% sale of the Photofinishing business was recorded.
                            - 14 -

Other changes in net earnings from continuing operations in 1997 from 1996 are attributable to improved operating earnings; lower corporate expenses, which resulted from the allocation of administrative expenses to the joint venture under the Service and Consulting Agreements; and higher interest income, which resulted from the Company having higher levels of invested cash throughout the year; partially offset by an increase in the loss recorded for the Company's interest in the joint venture.

In 1996, net earnings from continuing operations were $14.4 million, a decrease of 18.7% from the $17.7 million in net earnings from continuing operations recorded in 1995. Before the consideration of the $3.9 million gain (net of taxes), attributed to the formation of the joint venture, net earnings from continuing operations declined 40.7% to $10.5 million in 1996 from 1995. This decline reflects decreased operating earnings and a loss recorded for the Company's interest in the joint venture, offset slightly by lower corporate expense, which resulted from the allocation of administrative expenses to the joint venture under the Service and Consulting Agreements in the latter part of 1996, and lower net interest expense, due to a portion of the proceeds of the sale of Fox common stock being used to pay down existing lines of credit.

The effective income tax rates were 39.2%, 37.0% and 36.1% in 1997, 1996 and 1995, respectively. The increase in the 1997 effective income tax rate was due to the differences in the investment basis of the venture for financial and Federal income tax reporting purposes. The increase in the 1996 effective income tax rate from 1995's rate resulted primarily from the loss of tax credits caused by the partial suspension of the targeted job tax credits program.

EARNINGS PER SHARE
Effective with the end of 1997, the Company has adopted
Statement of Financial Accounting Standards No. 128, EARNINGS
PER SHARE, which required companies to present basic and diluted earnings per share (EPS), instead of the primary and fully diluted EPS which were previously required. All prior years'
EPS information presented in this annual report has been restated to show basic and diluted EPS. Unless otherwise indicated, EPS shall refer to diluted EPS in Management's Discussion and Analysis, the financial statements and footnotes of the Company.

EPS from continuing operations was $1.07 for 1997 as compared to EPS of $1.06 in 1996. The loss attributable to the sale of the remaining 49% of the joint venture and related transactions previously discussed in the Net Earnings discussion was $0.11 per share (assuming dilution) as compared to the $0.29 per share (assuming dilution) gain attributable to the sale of the original 51% interest in the Photofinishing business recorded in 1996.

In addition, EPS in 1997 was also affected by the repurchase of 2,250,000 shares of stock in November 1996 and 1,999,215 shares of stock in January 1998, which resulted in a 12.2% decrease in the weighted average number of common and common equivalent shares outstanding for 1997 from 1996.

In 1996, EPS from continuing operations was $1.06, including the $0.29 per share (assuming dilution) gain net of taxes attributable to the joint venture formation, as compared to the $1.26 EPS recorded in 1995. In addition, EPS in 1996 reflects a reduction in the number of shares outstanding as a result of the stock repurchase of 2,250,000 shares in November 1996.

In 1995, EPS, including losses from discontinued operations of $0.24, was $1.02.

MANAGEMENT'S DISCUSSION AND ANALYSIS-FINANCIAL CONDITION
--------------------------------------------------------
ASSETS
In 1997, total assets decreased from 1996 due in part to the sale of the remaining 49% interest in the joint venture; the purchase of treasury stock, which resulted in decreased cash and short-term investments; and the reduction of net property and equipment, due to depreciation and amortization costs exceeding additions. This decrease in assets was slightly offset by an increase in other long-term assets and the recording of the note receivable from Kodak.

LIABILITIES
In 1997, total liabilities increased to $126.7 million from $107.2 million recorded in 1996 due to the restructuring of the Company's financing arrangements and the inclusion of the two-year Noncompete Agreement in the Company's other liabilities.
The two-year Noncompete Agreement will be amortized over the life of the agreement, with $1.8 million in amortization connected with the two-year Noncompete Agreement recognized in 1997. Prospectively, in fiscal years ending 1998 and 1999, the Company will recognize $5.0 million and $3.2 million in amortization for the two-year Noncompete Agreement, respectively. As of the 1997 year-end, the balance of the two-year Noncompete Agreement was $8.2 million.

In 1993, the Company entered into an agreement with two insurance companies for the private placement of Senior Notes in the amount of $60.0 million which had an effective interest rate of 6.44%. The notes matured over a seven-year period with an average maturity of 5.42 years and the first principal payment to be completed in 1996. To modify the restrictive covenants associated with the Senior Notes, in 1997, the Company prepaid the remaining $55.0 million balance of the Senior Notes and privately placed new Senior Notes in the amount of $60.0 million (the "Note Agreement") with two insurance companies.
The new notes, issued pursuant to the new Note Agreement, mature over a ten-year period with an average maturity of seven years and with the first principal payment due on the fourth anniversary of the agreement. Interest on the notes is payable semi-annually at an average rate of 7.46%. The new Note
Agreement requires the Company to maintain certain financial ratios and comply with certain restrictive covenants. The
Company incurred $591,000 in issuance costs in conjunction with the private placement of the notes. Such costs are being amortized ratably over the ten-year life of the notes.

Additionally, after evaluating projected cash requirements, in 1997, the Company terminated its existing $60.0 million revolving credit agreement and entered into a new $40.0 million revolving credit agreement (the "Credit Agreement") with three domestic banks. The new Credit Agreement has substantially the same financial ratios and restrictive covenants as those set forth in the new Note Agreement. There were no borrowings under the new Credit Agreement in 1997.

STOCKHOLDERS' EQUITY
Stockholders' equity decreased in 1997 due mainly to the purchase of 1,999,215 shares of the Company's common stock for $46.5 million in January 1998 and the distribution of quarterly dividends offset by the increase in retained earnings resulting from the 1997 net earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS-CASH FLOWS
-----------------------------------------------
During the period 1995 through 1997, the Company generated $154.3 million in internal funds from operations. Investing activities during this three-year period amounted to $34.0 million including capital expenditures of $105.3 million, which were offset by the $10.0 million proceeds received from the two-year Noncompete Agreement and the $56.1 million received from the original sale of 51% of Fox Photo, Inc. Financing activities during this time included the repurchase of $91.3 million in treasury stock and the payment of $21.8 million in dividends. The net result of these transactions was a $6.1 million increase in cash and cash equivalents during the three-year period.

Planned capital expenditures for fiscal year 1998 are expected to be higher than 1997 levels. Included in fiscal year 1998 capital spending plans are the addition and remodelling of stores in the Portrait Studios segments and equipment upgrades and enhancements in the Company's information systems.

With the sale in 1997 of the Company's remaining 49% interest in the joint venture for a $43.9 million non-interest bearing Promissory Note due in January 1999, the Company recognized a non-cash event not reflected in the Statement of Cash Flows. Due to the non-interest bearing nature of the Promissory Note, a discount of $3.9 million was recognized and is being amortized over the life of the Promissory Note. Specifically, for 1997, $1.1 million in amortization related to the Promissory Note was recognized. On a prospective basis, in fiscal year 1998, $2.8 million in amortization for the Promissory Note will be recognized. As of the end of 1997, the balance of the Promissory Note was $41.1 million.


Through the repayment of the Promissory Note, operating cash flows and borrowings under the new Credit Agreement, the Company believes it has sufficient liquidity over the course of the coming year to meet cash requirements for operations, planned capital expenditures and dividends to shareholders.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of dollars except share and per share amounts)
Fifty-three weeks ended February 7, 1998 and fifty-two weeks ended February 1, 1997 and February 3, 1996

                                  1997      1996      1995
Net sales                       $366,701  $467,034  $526,651
Costs and expenses:
  Cost of sales (exclusive of
   depreciation expense shown
   below)                         57,782   110,013   135,559
  Selling, administrative and
   general expenses              250,743   298,703   318,413
  Depreciation                    27,793    34,454    35,457
  Amortization                     2,185     3,492     5,550
                                --------- --------- ---------
                                 338,503   446,662   494,979
                                --------- --------- ---------
Income from operations            28,198    20,372    31,672
Net interest expense               2,001     3,769     4,597
Interest in joint venture         (3,304)     (485)        -
Gain (loss) on sale of interest
  in Photofinishing segment       (4,189)    6,180         -
Other income                       2,193       501       563
                                --------- --------- ---------
Earnings before income taxes
  and discontinued operations     20,897    22,799    27,638
Income tax expense                 8,184     8,436     9,979
                                --------- --------- ---------
Net earnings from continuing
  operations                      12,713    14,363    17,659
                                --------- --------- ---------
Discontinued operations:
  Losses from operations, net
    of income tax benefit of
    $507                               -         -      (898)
  Loss on disposal, net of tax
    benefit of $1,372                  -         -    (2,428)
                                --------- --------- ---------
Net losses from discontinued
  operations                           -         -    (3,326)
                                --------- --------- ---------
Net earnings                    $ 12,713  $ 14,363  $ 14,333
                                ========= ========= =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS ...(CONTINUED)
(in thousands of dollars except share and per share amounts)
Fifty-three weeks ended February 7, 1998 and fifty-two weeks ended February 1, 1997 and February 3, 1996
                                1997       1996       1995
Diluted earnings per common
  share:
  Net earnings from
    continuing operations   $    1.07   $    1.06   $    1.26
  Net losses from
    discontinued operations         -          -        (0.24)
                            ----------  ----------  ----------
    Net earnings            $    1.07   $    1.06   $    1.02
                            ==========  ==========  ==========
Weighted average number of
  common and common
  equivalent shares
  outstanding - diluted     11,871,013  13,518,480  13,989,194
                            ==========  ==========  ==========
Basic earnings per common
  share:
  Net earnings from
    continuing operations   $    1.09   $    1.07   $    1.27
  Net losses from
    discontinued operations         -           -       (0.24)
                            ----------  ----------  ----------
    Net earnings            $    1.09   $    1.07   $    1.03
                            ==========  ==========  ==========
Weighted average number of
  common and common
  equivalent shares
  outstanding - basic       11,647,307  13,419,740  13,864,727
                            ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - ASSETS
(in thousands of dollars except share and per share amounts)
                                      February 7, February 1,
                                         1998        1997
Current assets:
  Cash                                $  1,176    $  5,226
  Short-term investments                14,117      16,697
  Receivables, less allowance of
    $291 and $382, respectively         11,665      13,378
  Notes receivable                      41,085           -
  Inventories                           18,044      19,280
  Prepaid expenses and other
    current assets                       8,139       9,104
  Deferred income taxes, net               180           -
                                      ---------   ---------
    Total current assets                94,406      63,685
                                      ---------   ---------
Net property and equipment             124,718     130,762
Investment in Fox joint venture              -      48,105
Other assets:
  Intangible assets, net                   665         491
  Other long-term assets                 8,972       3,677
                                      ---------   ---------
    Total assets                      $228,761    $246,720
                                      =========   =========

See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS-LIABILITIES AND STOCKHOLDERS'
EQUITY
(in thousands of dollars except share and per share amounts)
                                        February 7, February 1,
                                            1998        1997
Current liabilities:
  Current maturities of long-term
    obligations                            $      -    $ 10,000
  Accounts payable                           13,565      15,263
  Accrued expenses and other liabilities     24,863      21,394
  Income taxes                                9,014       3,926
  Deferred income taxes, net                      -         264
                                           ---------   ---------
      Total current liabilities              47,442      50,847
                                           ---------   ---------
Long-term obligations, less current
  maturities                                 59,482      44,888
Other liabilities                            17,314       5,473
Deferred income taxes, net                    2,431       5,987
Stockholders' equity:
  Preferred stock, no par value,
   1,000,000 shares authorized, no
   shares issued and outstanding                  -           -
  Preferred stock, Series A, no par value         -           -
  Common stock, $0.40 par value,
   50,000,000 shares authorized;
   17,499,137 and 17,238,873 shares
   outstanding at February 7, 1998 and
   February 1, 1997, respectively             6,999       6,896
  Additional paid-in capital                 37,614      33,283
  Retained earnings                         226,032     219,905
  Cumulative foreign currency
   translation adjustment                    (2,751)     (1,860)
                                           ---------   ---------
                                            267,894     258,224
  Treasury stock at cost, 7,612,047 and
   5,552,548 shares at February 7, 1998
   and February 1, 1997, respectively      (165,789)   (118,136)
  Unamortized deferred compensation-
   restricted stock                             (13)       (563)
                                           ---------   ---------
      Total stockholders' equity            102,092     139,525
                                           ---------   ---------
      Total liabilities and stockholders'
       equity                              $228,761    $246,720
                                           =========   =========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
Fifty-three weeks ended February 7, 1998 and fifty-two weeks ended February 1, 1997 and February 3, 1996
                                  1997      1996      1995
Cash flows provided by
  operating activities          $46,753   $53,840   $53,675
Cash flows used in financing
  activities:
  Proceeds (repayment) of
    short-term borrowings             -    (2,875)   (3,975)
  Proceeds from issuance of
    long-term debt               60,646         -         -
  Repayment of long-term
    obligations                 (56,273)   (5,000)     (150)
  Issuance of common stock to
    employee stock plans          4,434     1,240       812
  Cash dividends                 (6,586)   (7,473)   (7,758)
  Purchase of treasury stock    (47,653)  (43,603)       (2)
                                --------  --------  --------
    Cash flows used in
      financing activities      (45,432)  (57,711)  (11,073)
                                --------  --------  --------
Cash flows provided by (used
  in) investing activities:
  Purchases of short-term
    investments                       -         -   (10,134)
  Proceeds from maturing of
    short-term investments            -         -    15,270
  Additions to property and
    equipment                   (21,749)  (34,728)  (48,794)
  Noncompete agreement           10,000         -         -
  Advance (to) payment from
    venture                       4,000    (4,000)        -
  Proceeds from sale of Fox
    common stock                      -    56,100         -
                                --------  --------  --------
    Cash flows provided by (used
      in) investing activities   (7,749)   17,372   (43,658)
                                --------  --------  --------
Effect of exchange rate changes
  on cash and equivalents          (203)       91       173
                                --------  --------  --------
Net increase (decrease) in cash
  and cash equivalents           (6,631)   13,592      (883)
Cash and cash equivalents at
  beginning of year              21,923     8,331     9,214
                                --------  --------  --------
Cash and cash equivalents at
  end of year                   $15,292   $21,923   $ 8,331
                                ========  ========  ========
Supplemental cash flow
  information:
  Interest paid                 $ 5,024   $ 4,468   $ 5,120
                                ========  ========  ========
  Income taxes paid             $ 8,790   $ 9,366   $10,421
                                ========  ========  ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of dollars)
Fifty-three weeks ended February 7, 1998 and fifty-two weeks ended February 1, 1997 and February 3, 1996
RECONCILIATION OF NET EARNINGS TO CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
                                    1997      1996      1995
Net earnings from continuing
  operations                      $12,713   $14,363   $17,659
Adjustments for items not
  requiring cash:
  Depreciation and amortization    29,978    37,946    41,007
  Deferred income taxes             4,000     3,351     1,187
  Deferred compensation              (773)      (2)     1,129
  Interest in joint venture         3,304       485         -
  Gain (Loss) on sale of interest
    in Photofinishing segment       4,189    (6,180)        -
  Amortization of noncompete
    agreement                      (1,772)        -         -
  Amortization of discount on
    note receivable                (1,051)        -         -
  Other                            (3,186)   (1,886)   (1,812)
Decrease (increase) in current
  assets:
  Receivables and inventories       2,949      (509)    2,627
  Deferred costs applicable to
    unsold portraits                    -         -       173
  Assets held for resale                -     5,055         -
  Prepaid expenses and other
    current assets                    965      (631)   (2,633)
Increase (decrease) in current
  liabilities:
  Accounts payable, accrued
    expenses and other
    liabilities                      (429)    5,566    (4,026)
  Income taxes                     (3,866)   (3,718)   (2,124)
                                  --------  --------  --------
Cash flows from continuing
  operations                       46,753    53,840    53,187
Cash flows from discontinued
  operations                            -         -       488
                                  --------  --------  --------
Cash flows provided by
  operating activities            $46,753   $53,840   $53,675
                                  ========  ========  ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of dollars except share and per share amounts)
Fifty-three weeks ended February 7, 1998 and fifty-two weeks ended February 1, 1997 and February 3, 1996
                                           Add'l
                                  Common  Paid-In  Retained
                                  Stock   Capital  Earnings
                                  ------- -------- ---------
Balance at February 4, 1995       $6,849  $31,278  $206,440
                                  ------- -------- ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,459 shares)                    16      707         -
  Stock bonus plan (1,429 shares)      1       20         -
  Employee stock plans
   (3,915 shares)                      2       66         -
 Foreign currency translation          -        -         -
 Dividends ($0.56 per common
   share)                              -        -    (7,758)
 Net earnings                          -        -    14,333
 Purchase of treasury stock, at
   cost                                -        -         -
 Amortization of deferred
  compensation-restricted stock        -        -         -
                                  ------- -------- ---------
Balance at February 3, 1996       $6,868  $32,071  $213,015
                                  ------- -------- ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,725 shares)                    16      754         -
  Stock bonus plan (6,825 shares)      3       96         -
  Employee stock plans
   (21,921 shares)                     9      362         -
 Foreign currency translation          -        -         -
 Dividends ($0.56 per common
   share)                              -        -    (7,473)
 Net earnings                          -        -    14,363
 Purchase of treasury stock, at
   cost                                -        -         -
 Amortization of deferred
  compensation-restricted stock        -        -         -
                                  ------- -------- ---------
Balance at February 1, 1997       $6,896  $33,283  $219,905
                                  ------- -------- ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (41,639 shares)                    16      684         -
  Stock bonus plan (4,334 shares)      1       78         -
  Employee stock plans
   (214,291 shares)                   86    3,569         -
 Foreign currency translation          -        -         -
 Dividends ($0.56 per common
   share)                              -        -    (6,586)
 Net earnings                          -        -    12,713
 Purchase of treasury stock, at
   cost                                -        -         -
 Amortization of deferred
  compensation-restricted stock        -        -         -
                                  ------- -------- ---------
Balance at February 7, 1998       $6,999  $37,614  $226,032
                                  ======= ======== =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Continued) (in thousands of dollars except share and per share amounts) Fifty-three weeks ended February 7, 1998 and
fifty-two weeks ended February 1, 1997 and February 3, 1996
                                       Cumulative
                                        Foreign
                                        Currency    Treasury
                                       Translation    Stock
                                       Adjustment    At Cost
                                       --------    ----------
Balance at February 4, 1995            $(2,279)    $ (74,531)
                                       --------    ----------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,459 shares)                           -             -
  Stock bonus plan (1,429 shares)            -             -
  Employee stock plans (3,915 shares)        -             -
 Foreign currency translation              170             -
 Dividends ($0.56 per common share)          -             -
 Net earnings                                -             -
 Purchase of treasury stock, at cost         -            (2)
 Amortization of deferred
  compensation-restricted stock              -             -
                                       --------    ----------
Balance at February 3, 1996            $(2,109)    $ (74,533)
                                       --------    ----------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,725 shares)                           -             -
  Stock bonus plan (6,825 shares)            -             -
  Employee stock plans (21,921 shares)       -             -
 Foreign currency translation              249             -
 Dividends ($0.56 per common share)          -             -
 Net earnings                                -             -
 Purchase of treasury stock, at cost         -       (43,603)
 Amortization of deferred
  compensation-restricted stock              -             -
                                       --------    ----------
Balance at February 1, 1997            $(1,860)    $(118,136)
                                       --------    ----------
 Issuance of common stock:
  Profit sharing plan and trust
   (41,639 shares)                           -             -
  Stock bonus plan (4,334 shares)            -             -
  Employee stock plans (214,291 shares)      -             -
 Foreign currency translation             (891)            -
 Dividends ($0.56 per common share)          -             -
 Net earnings                                -             -
 Purchase of treasury stock, at cost         -       (47,653)
 Amortization of deferred
  compensation-restricted stock              -             -
                                       --------    ----------
Balance at February 7, 1998            $(2,751)    $(165,789)
                                       ========    ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Continued) (in thousands of dollars except share and per share amounts) Fifty-three weeks ended February 7, 1998 and
fifty-two weeks ended February 1, 1997 and February 3, 1996
                                    Deferred
                                  Compensation-
                                   Restricted
                                      Stock         Total
                                    --------      ---------
Balance at February 4, 1995         $(1,757)      $166,000
                                    --------      ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,459 shares)                        -            723
  Stock bonus plan (1,429 shares)         -             21
  Employee stock plans (3,915
   shares)                                -             68
 Foreign currency translation             -            170
 Dividends ($0.56 per common share)       -         (7,758)
 Net earnings                             -         14,333
 Purchase of treasury stock, at cost      -             (2)
 Amortization of deferred
  compensation-restricted stock         613            613
                                    --------       --------
Balance at February 3, 1996         $(1,144)       $174,168
                                    --------       --------
 Issuance of common stock:
  Profit sharing plan and trust
   (40,725 shares)                        -            770
  Stock bonus plan (6,825 shares)         -             99
  Employee stock plans
   (21,921 shares)                        -            371
 Foreign currency translation             -            249
 Dividends ($0.56 per common share)       -         (7,473)
 Net earnings                             -         14,363
 Purchase of treasury stock, at cost      -        (43,603)
 Amortization of deferred
  compensation-restricted stock         581            581
                                    --------      ---------
Balance at February 1, 1997         $  (563)      $139,525
                                    --------      ---------
 Issuance of common stock:
  Profit sharing plan and trust
   (41,639 shares)                        -            700
  Stock bonus plan (4,334 shares)         -             79
  Employee stock plans
   (214,291 shares)                     (15)         3,640
 Foreign currency translation             -           (891)
 Dividends ($0.56 per common share)       -         (6,586)
 Net earnings                             -         12,713
 Purchase of treasury stock, at cost      -        (47,653)
 Amortization of deferred
  compensation-restricted stock         565            565
                                    --------      ---------
Balance at February 7, 1998         $   (13)      $102,092
                                    ========      =========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY AND PRINCIPLES OF CONSOLIDATION
CPI Corp. (the "Company") is a holding company engaged, through its majority or wholly owned subsidiaries and partnerships, in developing and marketing consumer services and related products through a network of centrally-managed, small retail locations. The Company operates throughout the United States, Canada and Puerto Rico and has a Photography segment, which operates professional portrait studios under the names "Sears Portrait Studios" and "Mainstreet Portraits," and a Wall Decor segment, which operates posters, prints and framing outlets under the names "Prints Plus" and "Prints and Posters." Company management has made a number of estimates and assumptions related to the reporting of assets and liabilities in the preparation of financial statements. Actual results could differ from these estimates. All significant intercompany transactions have been eliminated.

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

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
For the purpose of reporting cash flows, cash and cash equivalents consist primarily of cash on hand and highly liquid investments with insignificant interest-rate risk and original maturities of three months or less at date of acquisition. Remaining short-term investments, which have original maturities beyond three months but less than twelve months, consist of short-term investments in master notes, commercial paper, treasury bills, bankers acceptances, term deposits, government agency notes, repurchase agreements, money market funds, and government money market funds.

Investment interest income for 1997, 1996 and 1995 was $1.2 million, $417,000, and $505,000, respectively. Total interest income for 1997, 1996 and 1995 was $2.5 million, $509,000, and
$511,000, respectively.

INVENTORIES
Inventories in the Portrait Studio segment are comprised of raw material inventories of film, paper, chemicals and portraits-in-process, and are stated at the lower of cost or market, with cost of the majority of inventories being determined by the first-in, first-out (FIFO) method and the remainder by the last-in, first-out (LIFO) method. Portraits-in-process include the cost of film, laboratory labor, paper, processing chemicals and supplies, and other items directly associated with the production of portraits that have not been approved or committed to by the customer and have not been recognized as sales.

Inventories in the Wall Decor segment are stated at weighted average cost.

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

EARNINGS PER COMMON SHARE AND OTHER SHARE INFORMATION
The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, EARNINGS PER SHARE, on February 7, 1998. This Statement requires companies to present basic and diluted earnings per share (EPS), instead of the primary and fully diluted EPS that is required under Accounting Principles Board Opinions ("APB") No. 15, EARNINGS PER SHARE.
The new standard requires additional informational disclosures and makes certain modifications to the currently applicable EPS calculations defined in APB No. 15. The new standard also requires restatement of EPS for all prior periods reported.
Basic earnings per common share are computed by dividing net earnings by the sum total of the weighted average number of shares of common stock outstanding. Diluted earnings per common share are computed by dividing net earnings by the sum total of the weighted average number of shares of common stock outstanding plus contingently issuable shares under the employee stock plans.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform with the 1997 presentation.

FAIR VALUE OF FINANCIAL INSTRUMENTS
A financial instrument is defined as cash or a contract that both imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity.

2.  JOINT VENTURE
On October 4, 1996, the Company sold 51% of the outstanding shares of Fox Photo, Inc. ("Fox") to Eastman Kodak Company ("Kodak") for $56.1 million in cash, which resulted in a pre-tax gain of $6.2 million. On the same date, the Company entered into collateral agreements with Fox and Kodak, including agreements under which the Company provided certain administrative services and management services to Fox (the "Service Agreement" and the "Consulting Agreement"). The ownership of the joint venture was accounted for under the equity method and was reflected as an investment in the Fox joint venture.

In selling the 51% interest in Fox to Kodak, the Company believed the joint venture would continue indefinitely. While the parties provided for an exit from the joint venture after the end of 1998, the Company was focused on the long-term development of the joint venture. The original agreement did not contain a noncompete provision.

Unexpectedly, the joint venture encountered a series of problems that severely diminished the prospects of achieving its original vision. These problems included significant deterioration in sales and profits from the first-year operating plan; higher than expected costs in experimental markets; and the divergence of shareholder philosophies, objectives and strategies.

Accordingly, the Company and Kodak began to negotiate the terms of dissolution of the joint venture. The final sale by the Company of its remaining 49% interest in Fox was negotiated on an arms-length basis over three to four months in the context of the changed circumstances and relationships.

On October 2, 1997, the Company sold its remaining 49% interest in Fox to Kodak for a $43.9 million non-interest bearing promissory note (the "Promissory Note") due on January 4, 1999 (the "Disposition Transaction"). As a result of the sale, the Company recorded a pre-tax loss of $4.2 million in 1997. Due to the non-interest bearing nature of the Promissory Note, a discount of $3.9 million was established and will be amortized into income until the maturity of the Promissory Note. During 1997, $1.1 million in amortization related to the Promissory Note was recognized. On a prospective basis, $2.8 million in amortization for the Promissory Note will be recognized in fiscal year 1998.

Once the joint venture was dissolved, the issue of competitive threat surfaced. The Company remained committed to further development and commercialization of its proprietary technology, including the Photo Preview and Photo Proof Systems, that were featured in joint venture test markets, as well as a store automation system. The Company also possessed knowledge of the most successful and vulnerable Fox markets and concepts. Accordingly, as part of the Disposition Transaction, the Company entered a two-year Noncompetition and Nonsolicitation Agreement (the "Noncompete Agreement") with Fox. The Company received a $10.0 million cash consideration which will be amortized into income over the life of the agreement. For 1997, amortization was $1.8 million. Prospectively, the Company will recognize $5.0 million and $3.2 million in amortization, respectively, in fiscal years 1998 and 1999.

In conjunction with the dissolution of the joint venture, the Company and Fox also agreed to immediately terminate the Consulting Agreement and terminate the Service Agreement no later than March 31, 1998.

The information below summarizes the unaudited pro forma results of operation for 1997 and 1996, assuming the sale of the joint venture at the beginning of 1996, and have been prepared for comparative purposes only. The information does not purport to be indicative of the results of operations which actually would have resulted had the sale been in effect on the dates indicated, or which may result in the future.

PRO FORMA RESULTS
(in thousands of dollars except per share amounts)
                                        1997         1996
Net sales                             $366,701     $352,516
                                      ========     ========
Net earnings                          $ 19,103     $ 14,645
                                      ========     ========
Net earnings:
  Diluted                             $   1.61     $   1.24
                                      ========     ========
  Basic                               $   1.64     $   1.25
                                      ========     ========

3. PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT (in thousands of dollars)
                                     February 7,  February 1,
                                         1998         1997
Land and land improvements           $  2,803     $  2,803
Building improvements                  26,550       26,544
Leasehold improvements                 30,082       26,857
Furniture and fixtures                 66,743       63,293
Machinery and equipment               116,189      107,946
                                     ---------    ---------
                                      242,367      227,443
Less accumulated depreciation         117,649       96,681
                                     ---------    ---------
Net property and equipment           $124,718     $130,762
                                     =========    =========

MINIMUM RENTAL PAYMENTS* (in thousands of dollars)
      FISCAL YEAR
      1998                 $ 16,716
      1999                   14,323
      2000                   12,018
      2001                   10,393
      2002                    8,505
      Thereafter             22,649
                           ---------
                           $ 84,604
                           =========

* Under operating leases with initial terms in excess of one year at February 7, 1998.

Rental expense during 1997, 1996 and 1995 on all operating leases was $19.1 million, $27.8 million and $32.3 million, respectively.

The Company leases various premises and equipment under noncancellable operating lease agreements with initial terms in excess of one year and expiring at various dates through fiscal year 2008. Substantially all leases require the Company to pay maintenance, insurance and taxes.

4.  ADVERTISING
The Company expenses production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

Direct-response advertising consists of direct mail advertisements that include coupons for the Company's products and of certain broadcast costs. The capitalized costs of the advertising are amortized over the expected period of future benefits following the delivery of the direct mail in which it appears.

Total advertising reported as a capitalized cost for direct-response advertising and classified with other assets for 1997 and 1996 was $1.0 million and $1.6 million, respectively. Advertising expense for 1997, 1996 and 1995 was $41.9 million, $45.5 million and $52.3 million, respectively.

5.  INTANGIBLE ASSETS

INTANGIBLE ASSETS AND RELATED AMORTIZATION
(in thousands of dollars)
                         Unamortized
                         Balance at          Amortization
                         Feb. 7, 1998   1997     1996    1995
Excess of cost over fair
  value of net assets
  acquired               $    665       $    3   $  935  $1,467
Favorable lease rights          -            -       10      57
Covenants not to compete        -            -      250     990
Signing bonus                   -            -        -   1,111
                         --------       ------   ------  ------
                         $    665       $    3   $1,195  $3,625
                         ========       ======   ======  ======

Accumulated amortization of intangible assets was $18.8 million at February 7, 1998 and February 1, 1997.

6. CREDIT AGREEMENTS AND OUTSTANDING DEBT
In 1993, the Company entered into an agreement for the private placement of Senior Notes in the amount of $60.0 million which had an effective interest rate of 6.44%. The notes matured over a seven-year period with an average maturity of 5.42 years and the first principal payment to be completed in 1996. In 1997, the Company prepaid the remaining $55.0 million balance of the Senior Notes and privately placed new Senior Notes in the amount of $60.0 million (the "Note Agreement"). The new notes, issued pursuant to the Note Agreement, mature over a ten-year period with an average maturity of seven years and with the first principal payment due on the fourth anniversary of the agreement. Interest on the notes is payable semi-annually at an average effective fixed rate of 7.46%. The Note Agreement requires the Company maintain certain financial ratios and comply with certain restrictive covenants. The Company incurred $591,000 in issuance costs associated with the private placement of the notes. These costs are being amortized ratably over the ten-year life of the notes.

In 1995, the Company entered into a $60.0 million revolving credit agreement (the "Credit Agreement") with three domestic banks. The Credit Agreement, which was to expire on August 31, 1997, had interest charged at the lower of a quoted interest rate or the banks' prime lending rate. A commitment fee of 0.1875% per annum was payable on the unused portion of the Credit Agreement. The Company had certain financial covenants in the Credit Agreement. In June 1997, the Company terminated the

Credit Agreement and entered into a new, $40.0 million revolving credit agreement (the "Revolving Agreement") with three domestic banks. The Revolving Agreement, which will expire on June 16, 2000, has a variable interest rate charged at either LIBOR of federal funds, with an applicable margin added, or prime rate, based on the Company's discretion. A commitment fee of 0.125% to 0.25% per annum (which is based on ratio of consolidated debt to EBITDA) is payable on the unused portion of the Revolving Agreement. The Company has substantially the same financial covenants as those set forth in the Company's $60.0 million Note Agreement.

As of February 7, 1998, the Company had outstanding letters of credit for the principal amount of $4.0 million.

DEBT OBLIGATIONS OUTSTANDING (in thousands of dollars)
                                    February 7,     February 1,
                                        1998            1997
Senior notes, net of unamortized
  issuance costs                    $ 59,461        $ 54,831
Revolving credit agreement                 -               -
Notes payable and obligations
  under capital leases                    21              57
Less current maturities                    -          10,000
                                    ---------       ---------
                                    $ 59,482        $ 44,888
                                    =========       =========

AGGREGATE LONG-TERM DEBT MATURITIES AS OF FEBRUARY 7, 1998
(in thousands of dollars)
        FISCAL YEAR
         --
        2001                         $  8,580
        2002                            8,580
        2003                            8,580
        2004                            8,580
        2005                            8,580
        2006                            8,580
        2007                            8,541
                                     ---------
                                       60,021
        Unamortized issuance costs       (539)
                                     ---------
                                     $ 59,482
                                     =========

Interest expense for 1997, 1996 and 1995 was $4.5 million, $4.3 million and $5.1 million, respectively.

7. ACCRUED EXPENSES AND OTHER LIABILITIES

ACCRUED EXPENSES AND OTHER LIABILITIES (in thousands of dollars)
                                February 7,      February 1,
                                   1998            1997
  Accrued employment costs      $ 14,087         $ 10,297
  Sales taxes payable              3,093            2,556
  Accrued advertising expense      2,541            3,064
  Accrued license fees               927            1,015
  Accrued interest                   631            1,480
  Other                            3,584            2,982
                                ---------        ---------
                                $ 24,863         $ 21,394
                                =========        =========

8. INCOME TAXES

EARNINGS BEFORE INCOME TAXES BY U.S. AND CANADIAN SOURCES
(in thousands of dollars)
                      1997           1996           1995
  U.S.             $ 20,720       $ 23,597       $ 23,382
  Canada                177           (798)          (949)
                   ---------      ---------      ---------
                   $ 20,897       $ 22,799       $ 22,433
                   =========      =========      =========

COMPONENTS OF INCOME TAXES (in thousands of dollars)
                                1997       1996       1995
Current:
  Federal                     $10,926    $ 5,399    $ 8,336
  State and local               1,424      1,010        594
  Canada                         (166)    (1,324)      (645)
                              --------   --------   --------
                               12,184      5,085      8,285
Deferred                       (4,000)     3,351       (185)
                              --------   --------   --------
                              $ 8,184    $ 8,436    $ 8,100
                              ========   ========   ========

RECONCILIATION BETWEEN INCOME TAXES (in thousands of dollars)
                                1997       1996       1995
Taxes at U.S. federal
  corporate statutory rate    $ 7,314    $ 7,980    $ 7,852
State and local income
  taxes, net of federal tax
  benefit                       1,043        849        461
Stock options                    (519)       (25)         -
Other                             346       (368)      (213)
                              --------   --------   --------
                              $ 8,184    $ 8,436    $ 8,100
                              ========   ========   ========

SOURCES OF TAX EFFECTS (in thousands of dollars)
                                      February 7,   February 1,
                                          1998          1997
Deferred tax assets:
  Deferred compensation and other
    employee benefits                  $ 1,527       $ 2,131
  Expense accruals                       1,464         1,385
  Allowance for doubtful accounts          147           132
  Net operating loss carryforward            -           209
  Reserve for discontinued operations      660            85
  Non-compete amortization               3,311           832
  Other                                    220           364
                                       --------      --------
Total deferred tax assets                7,329         5,138
                                       --------      --------
Deferred tax liabilities:
  Property and equipment                (8,112)       (7,597)
  Gain on interest in Photofinishing
   segment                                   -        (2,287)
  Employee pension plan                 (1,378)       (1,420)
  Other                                    (90)          (85)
                                       --------      --------
    Total deferred tax liabilities      (9,580)      (11,389)
                                       --------      --------
    Net deferred tax liabilities       $(2,251)      $(6,251)
                                       ========      ========
Current deferred income taxes          $  (180)      $  (264)
                                       ========      ========
Long-term deferred income taxes        $(2,431)      $(5,987)
                                       ========      ========

A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance as of February 7, 1998, due to management's belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets.

United States income taxes have not been provided on $14.1 million of undistributed earnings of the Canadian subsidiary because of the Company's intention to reinvest these earnings. The determination of unrecognized deferred U.S. tax liability for undistributed earnings of international subsidiaries is not practicable. However, it is estimated that foreign withholding taxes of $705,000 may be payable if such earnings were distributed.

9.  RETIREMENT PLAN
The Company maintains a qualified, noncontributory pension plan that covers all full-time employees meeting certain age and service requirements. The plan provides pension benefits based on an employee's length of service and the average compensation earned from the earlier of the hire date or January 1, 1985 (if January 1, 1985 precedes the hire date) to the retirement date. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than is tax deductible.

Plan assets consist primarily of cash equivalents, a marketable equity securities fund, guaranteed interest contracts, immediate participation guarantee contracts and government bonds.

In 1996, the Company recognized a $295,000 curtailment gain in conjunction with the sale of 51% of the Fox Photo, Inc. stock in the formation of the Fox joint venture.

NET PERIODIC PENSION EXPENSE OF THE DEFINED BENEFIT PLAN
(in thousands of dollars)
                                  1997       1996       1995
Service cost-benefits earned
  during the period             $   729    $ 1,124    $   962
Interest cost on projected
  benefit obligation              1,459      1,432      1,261
Return on plan assets            (4,109)    (2,802)    (3,298)
Net amortization and deferral     2,496      1,435      2,220
Curtailment                           -       (295)        -
                                --------   --------   --------
Net periodic pension expense    $   575    $   894    $ 1,145
                                ========   ========   ========

FUNDED STATUS OF DEFINED BENEFIT PLAN
(in thousands of dollars)
                                  Dec. 31,      Dec. 31,
                                    1997          1996
Actuarial present value of
  vested benefit obligation       $ 20,718      $ 15,747
                                  =========     =========
Accumulated benefit obligation    $ 21,330      $ 16,797
                                  =========     =========
Projected benefit obligation      $(23,403)     $(18,827)
Plan assets at fair value           25,815        22,635
                                  ---------     ---------
Plan assets in excess of
  projected benefit obligations      2,412         3,808
Unrecognized net loss                  139        (1,113)
Unrecognized prior service cost        344           487
Net transition obligation               12            15
                                  ---------     ---------
Prepaid pension cost recognized
  in the consolidated balance
  sheet                           $  2,907      $  3,197
                                  =========     =========

ASSUMPTIONS ON FUNDED STATUS
                               Dec. 31,   Dec. 31,   Dec. 31,
                                 1997       1996       1995
Discount rate in determining
   benefit obligations           7.0%       8.0%       7.5%
Rate of increase in
   compensation levels           4.5%       5.5%       5.0%
Expected long-term rate of
   return on assets              8.0%       8.0%       8.0%

10. SUPPLEMENTARY RETIREMENT BENEFIT PLAN
The Company sponsors a non-contributory defined benefit plan providing supplementary retirement benefits for certain key executives that has been enhanced in 1997 and will become effective February 8, 1998. The cost of providing these benefits will be accrued over the remaining expected service lives of the active plan participants.

PLAN STATUS (in thousands of dollars)
                                      February 7, 1998
Present value of accumulated post-
  retirement benefit obligations        $    8,264
Unrecognized transition obligation          (2,840)
                                        -----------
Accrued post-retirement benefit
  obligation                            $    5,424
                                        ===========

The discount rate used in determining the accumulative post-retirement benefit obligation as of February 7, 1998 was 7%.

The supplementary retirement benefit plan is funded out of the general funds of the Company. However, the Company has purchased life insurance policies on several active and retired key executives with an aggregate cash surrender value of $4.5 million. Prior to 1997, the Company recorded the net liability of the defined benefit plan and the cash surrender value of the life insurance policies, the amount of which was not material.

11. EMPLOYEE STOCK PLANS
Expenses recognized for 1997, 1996 and 1995 with respect to these plans were $1.7 million, $1.5 million and $2.2 million, respectively.

RESTRICTED STOCK PLAN
In January 1988, the Company's Board of Directors adopted the
CPI Corp. Restricted Stock Plan with an effective date of February 7, 1988. Under the plan, 250,000 shares of CPI Corp. common stock are reserved for issuance to key employees. In 1997, 876 restricted shares were issued and vest over a three-year period. Of the grants issued, no shares were forfeited in 1997, 1996 and 1995. As of February 7, 1998, 57,471 shares are reserved for issuance under this plan. Expenses related to the restricted stock plan are accrued periodically, based on the fair market value of the Company's common stock on the grant date.

PROFIT-SHARING PLAN
Under the Company's profit-sharing plan, eligible employees may elect to invest from 1% to 15% of their base compensation in a trust fund, the assets of which are invested in securities other than Company stock. Effective January 1, 1994, the Company amended the Plan to set the Company match at 50% of the employee's investment contributions, up to a maximum of 5% of the employee's compensation, as long as the Company remains profitable. The Company's matching contributions are made in shares of its common stock which vest 100% once an employee has five years of service with the Company. The difference between the market value of forfeited shares at the dates of their original contribution and their market value at the dates used to satisfy subsequent requirements have been charged to expense, with a corresponding credit to additional paid-in capital. Expenses related to the profit-sharing plan are accrued in the year to which the awards relate, based on the fair market value of the Company's common stock to be issued, determined as of the date earned. The Company provided 25,576, 41,639 and 40,725 shares to satisfy its obligations under the plan for 1997, 1996 and 1995, respectively.

STOCK-BONUS PLAN
Under the Company's stock-bonus plan, shares of the Company's common stock are reserved for issuance to key employees, based on attainment by the Company of predefined earnings levels established annually. Each year, employees receive one-third of the shares which were awarded in each of the previous three years. For 1997, 1996 and 1995, 4,334, 6,825 and 1,429 shares, respectively, were distributed under this plan. As of February 7, 1998, 47,211 shares are reserved for issuance under this plan. Expenses related to the stock-bonus plan are accrued in the year to which the awards relate, based on the fair market value of the Company's common stock to be issued, determined as of the date earned.

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


OPTIONS AWARDED UNDER THE STOCK OPTION PLAN - 1997

                                     Number of   Per Share
                                     Shares      Option Price
                                     ----------  -------------
Outstanding at beginning of year       767,305   $13.88-$21.75
                                       480,000    30.00- 35.00
                                     ----------  -------------
Total outstanding at beginning
 of year                             1,247,305    13.88- 35.00
Granted                                  9,961    17.12- 25.50
Cancelled                             (188,043)   14.75- 30.00
Exercised                             (181,815)   13.88- 18.88
                                     ----------
At end of year:
  Total outstanding                    887,408   $13.88-$35.00
                                     ==========
  Total exercisable                    439,393
                                     ==========


OPTIONS AWARDED UNDER THE STOCK OPTION PLAN - 1996
                                     Number of   Per Share
                                     Shares      Option Price
                                     ----------  -------------
Outstanding at beginning of year       808,961   $13.88-$21.75
                                       480,000    30.00- 35.00
                                     ----------  --------------
Total outstanding at beginning
 of year                             1,288,961    13.88- 35.00
Granted                                 13,704    14.38- 15.00
Cancelled                              (35,075)   14.75- 24.50
Exercised                              (20,285)   14.75- 18.88
                                     ----------
At end of year:
  Total outstanding                  1,247,305   $13.88-$35.00
                                     ==========
  Total exercisable                    452,695
                                     ==========

OPTIONS AWARDED UNDER THE STOCK OPTION PLAN - 1995
                                     Number of   Per Share
                                     Shares      Option Price
                                     ----------  -------------
Outstanding at beginning of year     1,022,011   $13.88-$21.75
                                       480,000    30.00- 35.00
                                     ----------  -------------
Total outstanding at beginning
 of year                             1,502,011    13.88- 35.00
Granted                                100,139    14.75- 21.63
Cancelled                             (309,274)   14.75- 29.00
Exercised                               (3,915)   15.50- 17.75
                                     ----------
At end of year:
  Total outstanding                  1,288,961   $13.88-$35.00
                                     ==========
  Total exercisable                    391,454
                                     ==========

Under the plan, 75,937 options granted become exercisable at a rate of one-fourth a year commencing one year after award and expiring from four to eight years after award. An additional 811,471 options granted under the plan are cliff-vested and become exercisable from four to five years after award and expire six to eight years after award. As of February 7, 1998, there were 606,577 shares reserved for issuance under this plan.

TOTAL OUTSTANDING OPTIONS -- YEAR-END 1997
                 Number of      Per Share     Weighted
                  Shares      Option Price      Life*
                 ---------    -------------   --------
                 458,739      $13.88-$18.88     4.41
                   6,169      $21.63-$25.50     6.14
                 422,500      $30.00-$35.00     5.57
                 --------
Total            887,408
                 ========

* Weighted average remaining contractual life in years

TOTAL EXERCISABLE OPTIONS -- YEAR-END 1997
                 Number of      Per Share     Weighted
                  Shares      Option Price      Price*
                 ---------    -------------   --------
                   16,893     $15.50-$21.63   $ 18.56
                  422,500     $30.00-$35.00   $ 32.84
                  ---------
Total             439,393
                  =========

* Weighted average exercise price in dollars

The Company has adopted the disclosure-only provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per common share would have been:

EARNINGS AND EARNINGS PER SHARE
(in thousands of dollars except per share amounts)
                                        1997     1996    1995
Net earnings:
  As reported                         $12,713  $14,363  $14,333
                                      =======  =======  =======
  Pro forma                           $12,709  $14,324  $14,303
Basic earnings per common share:      =======  =======  =======
  As reported                         $  1.09  $  1.07  $  1.03
                                      =======  =======  =======
  Pro forma                           $  1.09  $  1.07  $  1.03
Diluted earnings per common share:    =======  =======  =======
  As reported                         $  1.07  $  1.06  $  1.02
                                      =======  =======  =======
  Pro forma                           $  1.07  $  1.06  $  1.02
                                      ======== ======== =======

                            - 32 -

The fair value of each option grant for 1997, 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants: expected volatility of 27.0%, risk-free interest rate of 6%, expected lives of four to five years, and an expected dividend yield of between 2.6% and 3.9%.

VOLUNTARY STOCK-OPTION PLAN
The Company has a non-qualified voluntary stock-option plan, under which certain key officers may receive options to acquire shares of the Company's common stock in exchange for a voluntary reduction in base salary. Options were granted as participants elected, pursuant to their Stock Option Agreement, to reduce their compensation for 1993 and 1994. A total of 1,000,000 shares has been authorized for issuance. As of February 7, 1998, 230,684 options at an exercise price of $18.38 for 1993 salary reduction and 240,247 options at an exercise price of $15.50 for 1994 salary reduction have been issued. For 1997, 1996 and 1995, this plan was not offered. Options granted are exercisable after three years and expire at the end of eight years.

DEFERRED COMPENSATION AND STOCK APPRECIATION RIGHTS PLAN
On February 1, 1986, the Company's Board of Directors approved a Deferred Compensation and Stock Appreciation Rights Plan designed to attract and retain certain key employees. Under the Deferred Compensation Plan, as amended and restated, within thirty days prior to the beginning of the fiscal year, eligible employees may irrevocably elect by written notice to the Company to defer the payment of a portion (not to exceed 50% or less than $5,000 in the aggregate) of an incentive bonus. The participant may choose to have payments made either in a lump sum or in a specified number of annual installments, not to exceed ten. For 1997, 1996 and 1995, certain key executives elected to participate in this plan. All stock appreciation rights previously granted under the Plan have expired.

KEY EXECUTIVE DEFERRED COMPENSATION PLAN
On April 6, 1995, the Board of Directors established a deferred base salary plan for key executives which allows deferral of base salary on substantially the same terms as bonus compensation may be deferred under the Deferred Compensation and Stock Appreciation Plan. On July 14, 1995, this plan was amended and restated. Under this plan, a participant may elect by written notice to the Company to defer up to 50% of his base salary for the fiscal year, but not less than $5,000 in the aggregate. Payment shall not commence earlier than six months and one day after the initial year of deferral. The participant may choose to have payments made either in a lump sum or in a specified number of annual installments, not to exceed ten. For 1997, 1996 and 1995, certain key executives elected to participate in this plan.

12. INDUSTRY SEGMENT INFORMATION
The Company is engaged in developing and marketing products and services for consumers in the United States and Canada through a network of centrally managed retail locations. The Company operates in two business segments: Portrait Studios and Wall Decor. In addition, the Company sold its interest in the Fox joint venture to Kodak October 2, 1997. This joint venture comprised of Fox Photo, CPI Photo Finish and Proex was entered into October 4, 1996. Also, in May 1996, the Company sold its Electronic Publishing segment (CopyMat and CopyUSA).

The Portrait Studios segment operates a professional portrait photography business through fixed location studios. The Wall
Decor segment markets an assortment of custom print reproductions and related accessories and provides custom framing services. Sales and operating earnings segment information is included in MANAGEMENT'S DISCUSSION AND
ANALYSIS-RESULTS OF OPERATIONS and is incorporated by reference herein from pages 13 and 14 of this document.

Substantially all of the Company's Portrait Studio business operates in the United States under a Sears, Roebuck and Co. ("Sears") license agreement that is terminable by either the Company or Sears upon 90 days notice. Except in connection with store closings,

Sears has never terminated the operations of any of the Company's portrait studios. The Company's relationship with Sears is long-standing, and management has no reason to believe that Sears will exercise its rights under the agreement to materially reduce the scope of the Company's business with Sears. For
1997, approximately 83% of net sales and substantially all operating earnings (before deduction of general corporate expenses, net interest income (expense), other income and income tax expense) were derived from the Sears Portrait Studio business.

SELECTED INDUSTRY SEGMENT INFORMATION (in thousands of dollars)
                                    1997      1996      1995
DEPRECIATION AND AMORTIZATION:
 Portrait Studio                   $ 22,048  $ 21,081  $ 17,553
 Photofinishing                           -     9,494    16,231
 Wall Decor                           4,447     4,181     3,556
 Corporate                            3,483     3,190     3,668
 Discontinued Electronic Publishing       -         -     1,820
                                   --------  --------  --------
                                   $ 29,978  $ 37,946  $ 42,828
                                   ========  ========  ========
IDENTIFIABLE ASSETS:
 Portrait Studio                   $107,770  $115,591  $118,649
 Photofinishing                           -         -   113,983
 Wall Decor                          42,589    42,557    35,577
 Corporate cash and marketable sec.  13,360    20,867     8,331
 Corporate other                     65,042    19,600    18,893
 Discontinued Electronic Publishing       -         -     5,055
 Investment in Fox Joint Venture          -    48,105         -
                                   --------  --------  --------
                                   $228,761  $246,720  $300,488
                                   ========  ========  ========
CAPITAL EXPENDITURES:
 Portrait Studio                   $ 13,939  $ 17,820  $ 24,817
 Photofinishing                           -     9,098    14,732
 Wall Decor                           5,717     9,085     9,627
 Corporate                            2,676     1,050     1,005
 Discontinued Electronic Publishing       -         -       472
                                   --------  --------  --------
                                   $ 22,332  $ 37,053  $ 50,653
                                   ========  ========  ========

13. STOCK REPURCHASE PLAN
The Company's Board of Directors has authorized the Company to purchase up to 4,500,000 shares of its outstanding common stock through purchases at management's discretion from time to time at acceptable market prices. Acquired shares are held as treasury stock and will be available for general corporate purposes. As of February 7, 1998, the Company had purchased 3,362,832 shares of stock for $75.7 million at an average stock price of $22.51.

On November 12, 1996, the Company announced the completion a "Dutch Auction" tender offer. The Company, as authorized by the Board of Directors, purchased 2,250,000 shares of the Company's common stock at $19.00 per share. The total cost incurred was $43.6 million. The Company used the proceeds from the sale of Fox's common stock to finance the tender offer.

On January 7, 1998, the Company, as authorized by the Board of Directors, completed a second "Dutch Auction" tender offer by purchasing 1,999,215 shares of the Company's common stock at $23.00 per share for $46.5 million. The Company used the proceeds from: the $10.0 million two-year Noncompete Agreement; the repayment of a $4 million note held by the Company from the joint venture; and other working capital and cash from operations to finance the tender offer.

14. SHAREHOLDER RIGHTS PLAN
The Board of Directors of the Company established a Shareholders Rights Plan ("Rights Plan") through the declaration of a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The Rights Plan entitles holders of common stock to purchase one one-hundredth of a share of Series A Participating Preferred Stock in the Company, or an acquirer of the Company, in the event of certain hostile efforts, as defined in the Rights
Plan, to gain control of the Company. The rights issued expire on May 11, 1999, unless redeemed earlier. In addition, the rights will be exercisable if any person or group (other than certain entities affiliated with the Company) becomes the beneficial owner of 15% or more of the Company's common stock. On August 3, 1995, the Board of Directors adopted an amendment to the Rights Plan to clarify that no person would be deemed an "Acquiring Person" as defined in the Rights Plan if that person acquired beneficial ownership of 15% or more of the Company's stock solely as a result of the Company's repurchase of stock, provided that the person did not subsequently acquire additional shares.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, RECEIVABLES,
ACCOUNTS PAYABLE AND ACCRUED EXPENSES
The carrying amounts approximate fair value at February 7, 1998 and February 1, 1997 due to the short maturity of these financial instruments.

SHORT-TERM BORROWINGS AND LONG-TERM DEBT
The fair value of the Company's debt is estimated based on quoted market prices for similar debt issues with the same remaining maturities. On February 7, 1998, the carrying value and estimated fair market value of the Company's debt was $59.5 million and $63.0 million, respectively. On February 1, 1997, the carrying value and estimated fair market value of the Company's debt was $54.9 million and $53.7 million, respectively.

16. CONTINGENCIES
The Company is a defendant in various lawsuits arising in the natural course of business. It is the opinion of management that the ultimate liability, if any, resulting from the resolution of such lawsuits will not have a material effect on the consolidated financial position or the results of operations of the Company.

17. DISCONTINUED OPERATIONS AND SUPPLEMENTAL CASH FLOW
INFORMATION
On April 4, 1996, the Company announced its intention to sell certain assets of its Electronic Publishing operations. On May 3, 1996, the Company completed the transaction for $4.8 million. Additionally, the purchaser assumed certain liabilities of the Electronic Publishing operation which aggregate approximately $900,000. A provision of $3.8 million was made in 1995 to reflect the discontinued business at its estimated realizable value. The Company classified the Electronic Publishing operation as a discontinued operation and reclassified the prior years' financial statements to reflect this transaction.

Net sales of the discontinued business for 1995 were $16.7 million. Net assets held for sale were $5.1 million at February 3, 1996.

SUPPLEMENTAL CASH FLOW INFORMATION FROM DISCONTINUED OPERATIONS
(in thousands of dollars)
                                                        1995
Losses from discontinued operations, net of income
 tax benefit of $507                                  $  (898)
Net loss on disposal, net of tax benefit of $1,372     (2,428)
Adjustments for items not requiring cash:
  Depreciation and amortization                         1,821
Decrease (increase) in current assets:
  Receivables and inventories                              19
  Prepaid expenses and other current assets               520
Reserve for closing                                     3,800
Increase (decrease) in current liabilities:
  Accounts payable, accrued expenses and other
   liabilities                                           (502)
Deferred tax benefit                                   (1,372)
Capital expenditures                                     (472)
                                                      --------
Cash flows from discontinued operations               $   488
                                                      ========

INDEPENDENT AUDITORS' REPORT
----------------------------

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CPI CORP.:

We have audited the accompanying consolidated balance sheets of CPI Corp. and subsidiaries as of February 7, 1998 and February
1, 1997, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 7, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPI Corp. and subsidiaries at February 7, 1998 and February 1, 1997, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 7, 1998, in conformity with generally accepted accounting principles.



/s/  KPMG  Peat Marwick LLP



St. Louis, Missouri
April 9, 1998

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
The Company's photography business is seasonal, with the largest sales volume during the third and fourth quarters, the period preceding and including the Thanksgiving and Christmas seasons.

In October 1996, the Company recorded a $6.2 million gain before taxes on the sale of its interest in the Photofinishing segment and the formation of a joint venture. The Company also recorded the repurchase of 2,250,000 shares of common stock for $43.6 million in November 1996.

In addition, in October 1997, the Company recorded a $4.2 million loss before taxes on the sale of its interest in the joint venture formed in October 1996. The Company also recorded the repurchase of 1,999,215 shares of common stock for $46.5 million in January 1998.

The tables presented set forth selected financial data for the quarters of the Company's fiscal years ended February 7, 1998 and February 1, 1997. Although this information is unaudited, in the opinion of the Company, it reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods.

Since April 17, 1989, the Company's common stock has been traded on the New York Stock Exchange under the symbol CPY. The adjacent tables also set forth the high and low sales price of the common stock reported by the New York Stock Exchange during the Company's last two fiscal years.

SELECTED QUARTERLY FINANCIAL DATA - F.Y. 1997 (UNAUDITED)
                                       Quarter Ended:


                          (in thousands except per share amounts)
                          ---------------------------------------
                          Apr. 26,  July 19   Nov. 8,    Feb. 7,
                            1997     1997       1997      1998

                          (12 wks)  (12 wks)  (16 wks)  (12 wks)
Fiscal Year 1997
Net sales from operations $ 70,174  $ 68,494  $108,156  $119,877
Earnings (loss) from
 continuing operations
 before income taxes        (3,827)    2,198      (433)   22,960
 Net earnings (loss)        (2,411)    1,385      (725)   14,465
-----------------------------------------------------------------
Earnings (loss) per
 common share-diluted     $  (0.20) $   0.12  $  (0.06) $   1.26
Earnings (loss) per
 common share-basic          (0.21)     0.12     (0.06)     1.29
-----------------------------------------------------------------
Weighted average number
 of common and common
 equivalent shares-
 diluted                    11,835    11,921    12,205    11,448
Weighted average number
 of common and common
 equivalent shares-
 basic                      11,726    11,762    11,871    11,194
-----------------------------------------------------------------
Dividends                 $   0.14  $   0.14  $   0.14  $   0.14
-----------------------------------------------------------------
Stock Price and Volume
 High                     $  19.50  $  22.13  $  28.00  $  25.19
 Low                      $  15.88  $  16.00  $  19.50  $  17.25
 Volume (in thousands
  of shares)                 1,378     1,463     3,063     3,124


SELECTED QUARTERLY FINANCIAL DATA - F.Y. 1996 (UNAUDITED)
                                       Quarter Ended:


                          (in thousands except per share amounts)
                          ---------------------------------------
                          Apr. 27,  July 20,  Nov. 9,    Feb. 1,
                            1996     1996       1996      1997

                          (12 wks)  (12 wks)  (16 wks)  (12 wks)
Fiscal Year 1996
Net sales from operations $104,668  $105,440  $145,435  $111,491
Earnings (loss) from
 continuing operations
 before income taxes        (3,366)   (1,291)    8,007    19,449
 Net earnings (loss)        (2,120)     (813)    5,044    12,253
-----------------------------------------------------------------
Earnings (loss) per
 common share-diluted     $  (0.15) $  (0.06) $   0.36  $   1.03
Earnings (loss) per
 common share-basic          (0.15)    (0.06)     0.36      1.04
-----------------------------------------------------------------
Weighted average number
 of common and common
 equivalent shares-
 diluted                    13,963    14,001    14,066    11,861
Weighted average number
 of common and common
 equivalent shares-
 basic                      13,914    13,919    13,934    11,740
-----------------------------------------------------------------
Dividends                 $   0.14  $   0.14  $   0.14  $   0.14
-----------------------------------------------------------------
Stock Price and Volume
 High                     $  16.88  $  18.25  $  21.13  $  18.50
 Low                      $  14.63  $  14.75  $  13.88  $  16.38
 Volume (in thousands
  of shares)                 3,302     9,046     5,149     1,445


FINANCIAL HIGHLIGHTS
--------------------
                                        1997     1996     1995
Per Share:
  Earnings-diluted                    $  1.07  $  1.06  $  1.26
  Earnings-basic                         1.09     1.07     1.27
  Avg. shares outstanding (millions/
    shares)-diluted                     11.8     13.5     14.0
  Avg. shares outstanding (millions/
    shares)-basic                       11.6     13.4     13.9
  Dividends                              0.56     0.56     0.56
  Prices: high                          28.00    21.13    22.13
          low                           15.88    13.88    14.25
  P/E range: high                       26.17    19.93    21.70
             low                        14.84    13.09    13.97
  Dividend yield                         2.55%    3.20%    3.08%
----------------------------------------------------------------
Income Data (million $):
  Net sales                           $366.7   $467.0   $526.7
  Income from operations                28.2     20.4     31.7
  Net interest and other income
    (expense)                            0.2     (3.3)    (4.1)
  Gain (loss) on sale of interest in
    Photofinishing segment              (4.2)     6.2        -
  Interest in joint venture             (3.3)    (0.5)       -
  Income taxes                           8.2      8.4     10.0
  Accounting change                        -        -        -
  Net earnings from continuing
    operations                          12.7     14.4     17.6
----------------------------------------------------------------
Balance Sheet (million $):
  Current assets                      $ 94.4   $ 63.7   $ 72.8
  Cash and equivalents                  15.3     21.9      8.3
  Net fixed assets                     124.7    130.8    167.9
  Total assets                         228.8    246.7    300.5
  Employed assets                      213.5    224.8    292.2
  Current liabilities                   47.4     50.8     64.0
  Long-term debt                        59.5     44.9     54.8
  Stockholders' equity                 102.1    139.5    174.2
  Employed equity                       86.8    117.6    165.9


FINANCIAL HIGHLIGHTS (continued)
--------------------

                                        1997     1996     1995
Cash Flow Data (million $):
  From operations                     $ 46.8   $ 53.8   $ 53.7
  From (used for) investments           (7.7)    17.4    (43.7)
  From (used for) financing            (45.4)   (57.7)   (11.1)
  Effect of exchange rate changes       (0.2)     0.1      0.2
  Change in cash and cash equivalents   (6.6)    13.6     (0.9)
  Capital expenditures
    (excluding acquisitions)            21.7     34.7     48.8
  Acquisitions                            -        -        -
----------------------------------------------------------------
Ratio Analysis:
  Net margin (1)                         3.5      3.1      3.4
  Asset turnover (2)*                    1.49x    1.55x    1.75x
  Return on assets (3)*                  5.17%    4.78%    5.88%
  Financial leverage (4)*                1.77x    1.73x    1.81x
  Return on equity (5)*                  9.15%    8.25%   10.64%
  Retention rate (6)                     0.482    0.480    0.459
  Implied growth rate (7)                4.41%    3.96%    4.88%

*    Beginning fiscal year

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


FINANCIAL HIGHLIGHTS
--------------------
                                        1994     1993     1992
Per Share:
  Earnings-diluted                    $  1.18  $  1.03  $  1.69
  Earnings-basic                         1.18     1.03     1.69
  Avg. shares outstanding (millions/
    shares)-diluted                     14.1     14.7     14.7
  Avg. shares outstanding (millions/
    shares)-basic                       14.1     14.6     14.6
  Dividends                              0.56     0.56     0.56
  Prices: high                          21.88    20.75    26.38
          low                           13.88    13.88    15.00
  P/E range: high                       20.83    23.06    17.13
             low                        13.21    15.42     9.74
  Dividend yield                         3.13%    3.23%    2.71%
----------------------------------------------------------------
Income Data (million $):
  Net sales                           $517.5   $460.0   $433.8
  Income from operations                30.3     22.0     38.5
  Net interest and other income
    (expense)                           (3.9)    (0.3)     1.6
  Gain (loss) on sale of interest in
    Photofinishing segment                 -        -        -
  Interest in joint venture                -        -        -
  Income taxes                           9.8      8.7     15.3
  Accounting change                        -      2.1        -
  Net earnings from continuing
    operations                          16.6     15.1     24.8
----------------------------------------------------------------
Balance Sheet (million $):
  Current assets                      $ 82.0   $127.8   $ 73.2
  Cash and equivalents                   9.2     36.1     21.0
  Net fixed assets                     159.1    114.3     97.6
  Total assets                         300.5    305.8    237.8
  Employed assets                      291.3    269.7    216.8
  Current liabilities                   69.8     65.2     56.8
  Long-term debt                        59.7     59.8      0.3
  Stockholders' equity                 166.0    175.5    171.9
  Employed equity                      156.8    139.4    151.0


FINANCIAL HIGHLIGHTS (continued)
--------------------

                                        1994     1993     1992
Cash Flow Data (million $):
  From operations                     $ 40.4   $ 38.2   $ 36.9
  From (used for) investments          (51.7)   (73.9)   (34.4)
  From (used for) financing            (15.3)    51.6    (10.2)
  Effect of exchange rate changes       (0.3)    (0.8)    (1.3)
  Change in cash and cash equivalents  (26.9)    15.1     (9.0)
  Capital expenditures
    (excluding acquisitions)            75.1     28.9     12.0
  Acquisitions                            -      14.7     23.9
----------------------------------------------------------------
Ratio Analysis:
  Net margin (1)                         3.2      3.3      5.7
  Asset turnover (2)*                    1.69x    1.93x    1.82x
  Return on assets (3)*                  5.44%    6.36%   10.39%
  Financial leverage (4)*                1.74x    1.38x    1.49x
  Return on equity (5)*                  9.47%    8.78%   15.47%
  Retention rate (6)                     0.465    0.381    0.637
  Implied growth rate (7)                4.40%    3.35%    9.86%

*    Beginning fiscal year

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


FINANCIAL HIGHLIGHTS
--------------------
                                        1991     1990     1989
Per Share:
  Earnings-diluted                    $  1.97  $  2.28  $  2.15
  Earnings-basic                         1.97     2.29     2.17
  Avg. shares outstanding (millions/
    shares)-diluted                     15.1     15.4     15.7
  Avg. shares outstanding (millions/
    shares)-basic                       15.1     15.3     15.6
  Dividends                              0.56     0.50     0.42
  Prices: high                          34.75    32.88    33.88
          low                           21.88    24.25    21.00
  P/E range: high                       19.31    15.01    18.51
             low                        12.15    11.07    11.48
  Dividend yield                         1.98%    1.75%    1.53%
----------------------------------------------------------------
Income Data (million $):
  Net sales                           $400.4   $360.7   $336.9
  Income from operations                43.4     49.3     47.3
  Net interest and other income
    (expense)                            4.0      6.4      5.5
  Gain (loss) on sale of interest in
    Photofinishing segment                 -        -        -
  Interest in joint venture                -        -        -
  Income taxes                          17.7     20.7     19.0
  Accounting change                        -        -        -
  Net earnings from continuing
    operations                          29.7     35.0     33.8
----------------------------------------------------------------
Balance Sheet (million $):
  Current assets                      $ 83.6   $130.2   $106.4
  Cash and equivalents                  30.0     84.5     68.7
  Net fixed assets                      97.7     80.7     81.4
  Total assets                         238.9    218.7    196.5
  Employed assets                      208.9    134.2    127.8
  Current liabilities                   67.0     51.4     47.8
  Long-term debt                         0.6      0.5      0.3
  Stockholders' equity                 160.3    151.7    133.1
  Employed equity                      130.3     67.3     64.4


FINANCIAL HIGHLIGHTS (continued)
--------------------

                                        1991     1990     1989
Cash Flow Data (million $):
  From operations                     $ 51.6   $ 50.0   $ 53.3
  From (used for) investments          (87.2)   (19.2)   (15.0)
  From (used for) financing            (18.7)   (15.3)   (32.1)
  Effect of exchange rate changes       (0.2)     0.3        -
  Change in cash and cash equivalents  (54.5)    15.8      6.2
  Capital expenditures
    (excluding acquisitions)            19.8     15.1     18.5
  Acquisitions                          70.2      1.2      0.8
----------------------------------------------------------------
Ratio Analysis:
  Net margin (1)                         7.4      9.7     10.0
  Asset turnover (2)*                    1.83x    1.84x    1.71x
  Return on assets (3)*                 13.59%   17.83%   17.17%
  Financial leverage (4)*                1.44x    1.48x    1.44x
  Return on equity (5)*                 19.57%   26.39%   24.72%
  Retention rate (6)                     0.689    0.773    0.771
  Implied growth rate (7)               13.48%   20.40%   19.06%

*    Beginning fiscal year

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


FINANCIAL HIGHLIGHTS
--------------------
                                            1988     1987
Per Share:
  Earnings-diluted                        $  1.95  $  1.54
  Earnings-basic                             1.96     1.55
  Avg. shares outstanding (millions/
    shares)-diluted                         16.7     16.7
  Avg. shares outstanding (millions/
    shares)-basic                           16.6     16.6
  Dividends                                  0.25     0.165
  Prices: high                              22.25    27.75
          low                               17.25    12.75
  P/E range: high                           12.29    19.01
             low                             9.53     8.73
  Dividend yield                             1.27%    0.81%
-----------------------------------------------------------
Income Data (million $):
  Net sales                               $310.5   $283.2
  Income from operations                    48.1     43.0
  Net interest and other income
    (expense)                                5.7      3.2
  Gain (loss) on sale of interest in
    Photofinishing segment                     -        -
  Interest in joint venture                    -        -
  Income taxes                              21.2     20.4
  Accounting change                            -
  Net earnings from continuing
    operations                              32.6     25.8
-----------------------------------------------------------
Balance Sheet (million $):
  Current assets                          $104.5   $ 90.5
  Cash and equivalents                      62.5     53.1
  Net fixed assets                          78.0     68.8
  Total assets                             197.0    168.7
  Employed assets                          134.5    115.6
  Current liabilities                       47.3     39.9
  Long-term debt                             0.5      0.2
  Stockholders' equity                     136.6    116.7
  Employed equity                           74.1     63.7


FINANCIAL HIGHLIGHTS (continued)
--------------------

                                            1988     1987
Cash Flow Data (million $):
  From operations                        $ 42.5   $ 47.4
  From (used for) investments             (23.7)   (23.3)
  From (used for) financing                (9.7)    (0.7)
  Effect of exchange rate changes           0.4      0.1
  Change in cash and cash equivalents       9.5     23.5
  Capital expenditures
    (excluding acquisitions)               12.1     13.6
  Acquisitions                             11.0      3.2
----------------------------------------------------------
Ratio Analysis:
  Net margin (1)                           10.5      9.1
  Asset turnover (2)*                       1.84x    2.03x
  Return on assets (3)*                    19.30%   18.47%
  Financial leverage (4)*                   1.44x    1.49x
  Return on equity (5)*                    27.79%   27.52%
  Retention rate (6)                        0.863    0.888
  Implied growth rate (7)                  23.99%   24.44%

*    Beginning fiscal year

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

Patrick J. Morris
  Senior Executive Vice President, CPI Corp.

Nicholas L. Reding
  Vice Chairman, Monsanto Company

Martin Sneider
  Former President,  Edison Brothers Stores, Inc.

Robert L. Virgil*
  Principal, Edward Jones


* Member of the Audit Committee of the Board of Directors

----------------------

Chairman, Chief Executive Officer
  Alyn V. Essman

President
  Russell Isaak

Senior Executive Vice President
  Patrick J. Morris

Secretary and General Counsel
  Jane E. Nelson

Corporate Officers
  Barry Arthur      -Executive Vice President, Finance-Chief
                     Financial Officer
  Edmund J. Chase   -Executive Vice President, Strategic
                     Development
  William F. Cronin -Executive Vice President, Marketing
  Fran Scheper      -Executive Vice President, Human Resources
  Richard Tarpley   -Executive Vice President, Manufacturing

Division Presidents
  Theodore R. Upland III -Prints Plus
  Patrick J. Morris      -Sears Portrait Studios and Canadian
                          Operations

                            - 40 -

NOTICE TO SHAREHOLDERS
----------------------

Beginning with the first quarter of Fiscal Year 1996, we have not published a formal quarterly earnings report, thereby saving your Company tens of thousands of dollars. Instead, we offer the option of three formats with which you can receive quarterly earnings information on a more timely basis than with the previous reports.

The scheduled release dates are: 1st quarter-June 2, 1998; 2nd quarter-August 25, 1998; 3rd quarter-December 15, 1998.

Your options - on an ongoing basis as long as you remain a shareholder - are:

1. You can access the news release on the Internet via the CPI Corp. home page address: http://www.cpicorp.com
2. We can automatically E-Mail to you following the media release.
3. We can mail you a printed copy of the quarterly news release within 7 working days after its release to the news media.

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

INVESTOR INFORMATION
--------------------

MOST RECENT RESEARCH REPORTS
  Smith Barney, Inc., November 19, 1997
  Value Line, February 27, 1998

STOCK TRANSFER, REGISTRAR, DIVIDEND REINVESTMENT AND RIGHTS
AGENT
  Harris Trust & Savings Bank, 111 West Monroe, P. O. Box 755,
  Chicago, IL 60690-0755, (800) 441-9673

10-K REPORT
  Single copies of the Company's Form 10-K, filed with the Securities and Exchange Commission, are available at no charge to shareholders upon written request. The Form 10-K is also available on the Internet at www.sec.gov\cgi-bin\srch-edgar.

ANNUAL MEETING/CORPORATE HEADQUARTERS
  The annual meeting of stockholders will convene at 10:00 a.m., Thursday, June 11, 1998 at the Corporate Headquarters, 1706
  Washington Avenue, St. Louis, MO 63103-1717.

INDEPENDENT AUDITORS
  KPMG Peat Marwick LLP, St. Louis, MO

AUTOMATIC DIVIDEND REINVESTMENT
  The automatic dividend reinvestment plan is a convenient way for stockholders to increase their investment in the Company, with all brokerage commissions and service charges paid by CPI Corp. Cash contributions in the amount of $10 to $10,000 per quarter can also be made toward the purchase of additional shares. For a plan description, enrollment card or other information, write or call the Shareholder Service Department at CPI Corporate Headquarters.

AT THE COMPANY
Alyn V. Essman
  Chairman
  CPI Corp., 1706 Washington Avenue, St. Louis, MO 63103-1717
  (314) 231-1575, Extension 3240

AT THE FINANCIAL RELATIONS BOARD, INC.
  John Hancock Center, 875 N. Michigan Avenue, Chicago, IL 60611
    George Zagoudis
      Partner and Account Division Manager
      Direct line: (312) 640-6663
    Suzy Lynde
      Vice President and Market Intelligence Executive
      Direct line: (312) 640-6772

--------------------

FOR INFORMATION ON THE INTERNET
CPI Corp.: http://www.cpicorp.com
CPI Human Resources: http://www.cpicorp.com/jobs
Sears Portrait Studio: http://www.searsportrait.com
George Zagoudis at the Financial Relations Board, Inc.:
  grz@chi.frbd.com

                            - 41 -

(Back cover of CPI Corp. 1997 Report to Shareholders)


VISIT CPI CORP. ON THE INTERNET

(Picture of CPI Corp. Headquarters website)
CPI Corp. Headquarters
http://www.cpicorp.com

(Picture of CPI Human Resources website)
CPI Human Resources
http://www.cpicorp.com/jobs

(Picture of Sears Portrait Studio website)
Sears Portrait Studios
http://www.searsportrait.com


CPI Corp., 1706 Washington Avenue, St. Louis,
Missouri  63103-1717
314 231 1575