Form 10-K405, Exhibit 13
period 1999-02-06
CPI CORP
filed 1999-05-05
CIK 25354

EXHIBIT (13)












                                1998
                   ANNUAL REPORT TO SHAREHOLDERS

(Front cover of Annual Report to Shareholders)

(Pictures: on this page is a collage of eight pictures. These pictures showcase new photography techniques and new props, as well as non-traditional portraits. Starting with the top left corner and proceeding counter clockwise the portraits are:
  --young child with new book prop
  --confirmation portrait
  --group of three children with new background and chair props --young child with new lighting
  --graduation portrait
  --group of three boys with the new background and props --teenage girl with younger girl
  --engagement portrait.)















                           CPI CORP.
                      1998 Annual Report

(Inside Cover)
(PAGE NUMBERS REFER TO PAPER DOCUMENT)


Contents
--------

 2-3        1998 at a glance / financial results

 4-6        Report to our shareholders

 7-8        Sears and CPI

10-13       Management's discussion and analysis - overview

14-16       Management's discussion and analysis - results of
              operation

17          Management's discussion and analysis - financial
              condition & cash flows

18          Consolidated statements of earnings

19          Consolidated balance sheets

20-21       Consolidated statements of cash flows

22          Consolidated statements of changes in stockholders
              equity

23-39       Notes to consolidated financial statements

40          Independent auditors' report

41          Selected quarterly financial data

42          Financial highlights

43          Directors and officers

44          Investor information


(This page is translucent with the following phrase starting below the center:)

                        Soaring toward
                        higher returns
                            on our
                          investment
                           in people
                              and
                          technology

                             SEARS
                        Portrait Studio












(The page behind and partially visible through the translucent paper has an oval picture with a Sears photographer on the left, a mother in the middle and a child on the right enjoying a portrait session.)

1998 AT A GLANCE

Sales in CPI's primary business, Sears Portrait Studios, increased 7.2% to $325.5 million in the 52 weeks of 1998 compared to $303.7 million in the 53 weeks of 1997, with 9.4% growth in the second half over the prior year's comparable period. For the full year, if revenues were reported on a comparable 52-week basis, total revenues would have increased 8.6%. Operating earnings declined 0.7% due primarily to increased employment costs incurred to improve customer service, plus higher expenses related to further system and product development.

Wall Decor segment sales increased a slight 1.5% to $64.0 million, with operating earnings of $1.0 million compared to a loss of $1.0 million in the prior year, partly due to the introduction of several successful new products, combined with lower cost of sales.

Net earnings increased 72.6%, due in part to the efforts of the sale of the Company's interest in its photofinishing business, in contrast to losses related to that business in the prior year.

FINANCIAL RESULTS (in millions of dollars or shares except
percents/per share data)
                         1998      1997    1997-1998    1993
                       (52 wks)  (53 wks)  % Change   (52 wks)
                       --------  --------  ---------  --------
SALES
  Portrait studios      $325.5   $303.7       7.2 %   $237.9
  Photofinishing             -        -         -      187.2
  Wall decor              64.0     63.0       1.5 %     34.6
  Total                 $389.5   $366.7       6.2 %   $459.7
--------------------------------------------------------------
OPERATING EARNINGS
  Portrait studios      $ 44.3   $ 44.6      (0.7)%   $ 29.3
  Photofinishing             -        -         -        7.0
  Wall decor               1.0     (1.0)    203.9 %      5.0
  Total operating
   earnings               45.3     43.6       3.8%      41.3
  Net earnings            21.9     12.7      72.6 %     15.1**
--------------------------------------------------------------
AVERAGE SHARES
  OUTSTANDING*            10.2     11.8     (13.9)%     14.7
--------------------------------------------------------------
PER SHARE
  Earnings*             $  2.15  $  1.07    100.9 %   $  1.03
  Dividends                0.56     0.56        -        0.56
  Tangible book value     11.75    10.26     14.5 %      7.84
  Price:
      High                27.44    28.00                20.75
      Low                 18.12    15.88                13.88
--------------------------------------------------------------

*   assuming dilution
**  includes $2.1 million credit for accounting change

(Pictures: on this page are three pictures. Beginning at the top and proceeding clockwise the pictures are:
  -- a picture of a mother and an infant
  -- a picture of an infant
  -- an associate displaying for customers portraits using the Portrait Preview System (SM).)


A REPORT TO OUR SHAREHOLDERS

On the cover of our 1997 Annual Report were these words: "...to report growing rewards from our actions of the past several years..." In that report we related how, over a period of about five years, we invested heavily in our core business - the Sears Portrait Studios - in order to create a new paradigm that would rise above the competitive fray within the portrait studio industry. Although our overall results for 1997 showed only marginal improvement, due in part to our exit from the photofinishing industry, a significant increase in portrait studio operating earnings convinced us that our strategic plan, though only partially implemented, would produce positive returns over the long term.

We are pleased to report that the sales performance of the portrait studios in 1998, especially in the second half, more than confirmed our expectations. The results in the fourth quarter Christmas season broke all sales records, even though all of our major competitors were promoting at all-time low prices. By way of contrast, our studios offered the highest quality imaging products in a friendly environment at appropriately higher prices, and customers, in a classic case of product differentiation, responded in record numbers.

Central to these results was an evolution we have achieved in the culture of our entire organization, in which the concept of total dedication to customer service is symbolized by the phrase, "We get the picture (SM)." We arrived at this concept by talking to thousands of customers in order to better understand their anxieties related to the studio experience, and to learn and respond to their needs. Then we engaged in intensive discussions with our field employees to determine how headquarters support groups could aid them in any way in

(Picture: on this page is a picture of an ISP Workbook and the following tables:)

PORTRAIT STUDIO SEGMENT
                   Sales         Profit
               (in millions)    Margin %
               --------------   --------
1998              $325.5          13.6
1997               303.7          14.7
1996               289.8          12.3
1995               279.6          15.2
1994               276.4          13.9
1993               237.9          12.6
1992               264.4          18.3
1991               279.0          20.3
1990               279.1          23.7
1989               260.5          25.2

CPI CORP.
                      EBITDA         Net Earnings
                  (in millions)      (in millions)
                  -------------      -------------
1998                 $ 64.4              21.9
1997                   60.4              12.7
1996                   58.8              14.4
1995                   73.2              17.7
1994                   66.5              16.6
1993                   53.4              15.1
1992                   65.9              24.8
1991                   67.6              29.7
1990                   68.6              35.0
1989                   67.0              33.8

CAPTION ON THE ABOVE CHARTS:
- As CPI rebuilt its portrait studio business, studio profit margins fell to half of historic highs due to heavy investment in the business, made possible by generally consistent cash flows. EBITDA (net income before interest, income taxes, depreciation and amortization) averaged over $64 million since 1989, even though earnings varied significantly.

their studio operations. Our findings touched the very core of our company, and now, at every level, people are focusing on the unique interests of those whom they serve, wit ultimate concentration on studio employees serving customers.

With the positive results of 1997 and 1998 portrait studio operations, we have begun to harvest the investments we made since 1993. Those investments were initially directed to technology-based programs and extensive studio remodeling. Through 1998, we had committed $131.2 million in funding such infrastructure. While we continue to invest in those areas, in the past two years we have intensified our investments in our people through extensive training programs, increased compensation and more selective recruiting. As expected, these investments in people cost us some margin in 1998, but we are confident we will regain it over the long term. Our continuing objective is to elevate the level of customer service and continue the sales increases. Follow-up consumer research confirms our confidence.

In an initiative designed to improve customer service still further, we are introducing an exciting new studio compensation plan early in 1999. Called ISP (for Independent Study Program), the plan offers employees a series of structured lessons covering portrait quality, photographic skills and studio operations. In the portrait quality segment, employees capture digital images on disks and send them to headquarters for grading and feedback, while the other segments are conducted in-studio by skilled reviewers, who are specially trained senior studio managers. Following the successful completion of the lessons, our employees realize salary increases. We believe ISP, which

(Picture:  on this page is a picture of Alyn V. Essman, CPI
Corp.'s chairman and chief executive officer.)

will increase employment expense by about $3 - 4 million over normal increases, will represent yet another "product" improvement that further widens the gap between our company and other competitors in the portrait studio industry.

While encouraged by our progress to date, we are fully aware of the continuing effort required to maintain our unique market position. To that end, for more than two years we have been working on a new software platform that will ultimately integrate all studio activities. The first phase of the system, called SAS (for Store Automated System), will be rolled out in mid-1999 and will result in increased studio operating efficiency, freeing our employees to focus more intently on customer service. The second phase will be implemented in the year 2000 and will provide the basis for future generations of digital technology. Installing SAS will require some rather specific hardware and program upgrades, which we estimate will involve capital investments of approximately $10 million in 1999 and $22 million in 2000.

In summary, since 1993 we have directed the preponderance of our capital resources and the skill and ever-increasing enthusiasm of our people toward the objective of continuing improvement of the total portrait studio experience for our customer. We know that this objective is elusive and never fully attained, but based on feedback from our customers and careful analysis of recent sales increases, we believe we are on our way!

April 8, 1999


BY:  /s/ Alyn V. Essman
    ----------------------------------------
    Alyn V. Essman
    CPI chairman and chief executive officer

(Pictures: on this page are two pictures. The first is a picture of a membership card to the SmileSavers Plan with the caption: "Recently introduced, the SmileSavers Plan is designed to increase repeat visits and develop long-term customer loyalty." The second is a picture of a newly remodeled Sears Portrait Studio with the caption: "Through 1998, over 600 Sears Portrait Studios have been remodeled and enlarged, and the new design is routinely incorporated in newly opened Sears stores.")

SEARS AND CPI

CPI is Sears' exclusive portrait service and one of its leading licensed businesses, sharing a 40-year relationship that has been beneficial to both companies. Throughout this long period, CPI and Sears have worked together in creating the mass portrait market, progressing from traveling photographers to permanent studios, developing pre-printed full-color portrait packages, and introducing services based on state-of-the-art technology such as the Portrait Preview System (SM).

As evidence of its ongoing contributions and importance to Sears, CPI has been awarded the prestigious "Partners in Progress" award in thirteen of the past sixteen years - most recently in 1998 - and, in 1995, Sears bestowed on CPI the first "Partners in Progress" award ever in accorded a concessionaire in Canada. Still more noteworthy, in 1994 Sears honored CPI with the first "Chairman's Award" given a Sears licensed business in recognition of the significance of the Portrait Preview marketing program.

Sears has provided strong support of CPI's studio remodeling program, coordinating the rollout with their own $4 billion store upgrade program. Through 1998, over 600 studios have been remodeled and enlarged, and the new design is routinely incorporated in newly opened Sears stores. An increase of almost 80% in the size of the average remodeled studio has provided space for many additional camera rooms, expanding the overall capacity. Further support was demonstrated in January 1999 by a new five-year licensing agreement that provides for integration of CPI's new SAS studio software platform with the Sears store operating system.

(Picture: on this page is a picture of three family members viewing the child's portraits on the internet in the comfort of their home using myportraits.com internet services captioned:
"www.myportraits.com On their home computers, customers can view, order and e-mail their portraits to friends and family. (available in selected test markets)".)

In the process of rebuilding its portrait studio business, CPI management has maintained a careful balance in its application of resources, supplementing ongoing cash flow from operations with prudent borrowing. Having further narrowed the focus to its core business with the sale of the photofinishing division to Kodak, CPI has applied excess cash to the repurchase of common stock, significantly increasing shareholder value.

Judicious Application of Resources

CASH SOURCES 1993-1998 (in millions of dollars)
A. FY '93 beginning balance                    $ 21.0
-------------------------------------------------------
B. Cash flow-operations              271.8
C. Joint venture formation and sale  100.0
D. Long-term senior debt              58.9
E. 2-year Kodak non-compete           10.0
F. Employee stock plans               13.1
                                     ------
                                                453.8
                                               ------
   Total available cash                         474.8

APPLICATION OF CASH 1993-1998 (in millions of dollars)
A. Capital expenditures              224.2
B. Stock repurchases                 113.3
C. Dividends                          43.5
D. Acquisitions                       14.7
E. Other*                              3.1
                                     ------
   Total applied cash                           398.8
-----------------------------------------------------
F. FY '98 ending balance                       $ 76.0

* Exchange rate effect and restricted stock

(PAGE NUMBERS REFER TO PAPER DOCUMENT)


Financial Information
---------------------

10-13   Management's discussion and analysis - overview

14-16   Management's discussion and analysis - results of
          operation

17      Management's discussion and analysis - financial
          condition & cash flows

18      Consolidated statements of earnings

19      Consolidated balance sheets

20-21   Consolidated statements of cash flows

22      Consolidated statements of changes in
          stockholders' equity

23-39   Notes to consolidated financial statements

40      Independent auditors' report

41      Selected quarterly financial data

42      Financial highlights

43      Directors and officers

44      Investor information


MANAGEMENT'S DISCUSSION AND ANALYSIS - OVERVIEW
-----------------------------------------------

FISCAL YEARS
CPI Corp.'s (the "Company's") fiscal year ends the first Saturday of February. Accordingly, fiscal years 1998 and 1996 ended February 6, 1999 and February 1, 1997, respectively, and consisted of 52 weeks. Fiscal year 1997 ended February 7, 1998 and consisted of 53 weeks. Throughout MANAGEMENT'S DISCUSSION AND ANALYSIS and NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, reference to 1998, 1997 or 1996 will mean the fiscal year ended February 6, 1999, February 7, 1998 and February 1, 1997, respectively.

BUSINESS SEGMENTS
The Company has operations in two business segments: Portrait Studios and Wall Decor. The Portrait Studios segment, which functions as the exclusive operator of Sears Portrait Studios, has 1,027 locations in the United States, Canada and Puerto Rico. The Wall Decor segment, which operates under the name Prints Plus and offers value-priced posters, prints, frames and framing services, operates in 152 locations throughout the United States.

Until October 4, 1996, when the Company entered into a joint venture with Eastman Kodak Company ("Kodak"), the Company operated a third business segment, Photofinishing, which operated under the Fox Photo, CPI Photo Finish, and Proex names. On October 2, 1997, the Company sold its remaining interest in the Photofinishing joint venture to Kodak. (See "Joint Venture" for further discussion.)

YEAR 2000 ISSUE
The Year 2000 (Y2K) issue is primarily the result of computer software and hardware using two digits rather than four to define the applicable year. For example, the year "00" may be recognized as 1900 rather than 2000 and may result in computers and computer applications failing or creating erroneous results.

In reviewing Y2K issues, the Company has identified four areas of primary concern:
     1.) the administrative offices and laboratories located in St. Louis, Missouri; Las Vegas, Nevada; Thomaston, Connecticut and Mississauga, Ontario (Canada)
          (referred to as "Home Office");
     2.) the individual locations of the Photography segment, which operate under the name "Sears Portrait Studios," (referred to as "SPS Field");
     3.) the administrative support office and individual locations of the Wall Decor segment, which operate under the name "Prints Plus" (referred to as "Prints Plus") and
     4.)  third party vendors or suppliers.

Home Office
-----------
Due in part to Y2K issues in older systems, fully-compliant Y2K basic operating and data-base systems were put in place in the Home Office by the end of the first quarter of 1998. In addition, due to this change, all financial systems in the Home Office were reviewed by year-end 1997 and new financial systems, including Y2K compliance upgrades, were substantially installed by the end of 1998 for an estimated cost of $3.4 million. An additional $394,000 will be spent by the end of second quarter 1999 to complete the final changes to all financial systems. Laboratory, telephone and physical plant systems and equipment as well as all personal computers in the Home Office have been tested for Y2K issues and, after an analysis of the test results is made, new or upgraded systems and equipment will be obtained by mid-1999 at an estimated cost of $555,000.

SPS Field
----------
In 1996, as part of the Company's on-going long-range planning and development process, the Company began the process of updating the point-of-sale system used in the SPS Field operations. Development of the new system, which included Y2K compliance, continued through 1997 and, starting in second quarter of 1999, the Company expects to install the software and hardware for the new point-of-sale system in the SPS Field locations. Full implementation of the new system is expected to be completed by third quarter of 1999. At the same time the new point-of-sale system is rolled-out, upgraded software used in thesales stations and camera rooms of the SPS Field locations will be installed at negligible cost.

Prints Plus
-----------
Although the hardware used to operate the point-of-sale system utilized by Prints Plus locations is Y2K compliant, the software used is not and is currently being rewritten. The expected completion date and rollout of the Y2K compliant point-of-sale system software for Prints Plus is the end of August. In addition, the upgrading of all financial and merchandise distribution systems utilized by Prints Plus is expected to be completed by June 1999. Total estimated cost for Y2K compliance for all of Prints Plus is estimated to be $420,000.

Third Party
-----------
The Company has material relationships with several large companies providing goods and services to the Photography and Wall Decor segments:

     --Sears, Roebuck and Company, the licensor of Sears
       Portrait Studios, the Company's primary line of business; --Eastman Kodak Company, a provider of photographic film and paper, dye sublimation paper and related equipment and supplies;
     --Sony Corporation, a provider of dye sublimation paper and related equipment and supplies;
     --MCI, a telecommunications company which provides communi-cation links between the Company and its remote locations as well as telephone services in the Home Office;
     --United Parcel Services, Roadway Package Services and
       Airborne Express Services, companies which handle the transportation of finished products to and from the Home Office and individual locations;
     --Mercantile Bank N.A. of St. Louis and Harris Trust and
       Savings Bank, financial institutions which provide credit facilities and other banking services;
     --Prudential Insurance Company and the Guardian Insurance
       Company, holders of the Company's senior debt.

All of these companies have published material indicating their awareness of the Y2K issue and the steps they are taking to remedy the problem. However, although the Company does not anticipate service interruptions from its major third party suppliers and vendors, no assurance can be given that the Company will not experience supply disruptions due to Y2K issues.

Contingency Plans
-----------------
Taking the previous information into consideration, while the Company has already begun implementing changes as a result of its Y2K assessment, a full assessment of the Y2K issues will not be completed until June 1999. After all changes are implemented and testing of the new systems or related equipment is completed, the Company will develop contingency plans for possible Y2K compliance problems. The Company expects to have the contingency plans in place for Home Office by June 1999 and SPS Field and Prints Plus by September 1999.

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

STOCK REPURCHASE
The Company's Board of Directors has authorized the Company to purchase up to 4,500,000 shares of its outstanding common stock through purchases at management's discretion from time to time atacceptable market prices. Under this authorization, during 1998 and 1997, the Company purchased 252,214 and 60,284 shares of stock for $5.4 million and $1.2 million at an average stock price of $21.25 and $19.37, respectively. Acquired shares are held as treasury stock and will be available for general corporate purposes.

In addition, the Company has engaged in two separate transactions involving the repurchase of stock during the reporting periods covered by this Annual Report. In 1996, theCompany completed a Dutch Auction tender offer by purchasing 2,250,000 shares of the Company's common stock at $19.00 per share for $43.6 million. The Company used the proceeds received in the formation of the joint venture to finance the tender offer.

Also, in 1997, the Company completed another Dutch Auction tender offer by purchasing 1,999,215 shares of the Company's common stock at $23.00 per share for $46.5 million. To finance the tender offer, the Company used the proceeds from:

  -- the $10.0 million two-year Noncompete Agreement,
  -- the repayment of a $4.0 million note held by the Company from the joint venture, and
  -- other working capital and cash from operations.

The weighted average shares outstanding have been adjusted to reflect the changes in shares outstanding resulting from the repurchase of the Company's common stock.

JOINT VENTURE
In 1996, the Company sold 51% of the outstanding shares of Fox Photo, Inc. ("Fox") to Kodak for $56.1 million in cash, which resulted in a pre-tax gain of $6.2 million. On the same date, the Company entered into collateral agreements with Fox and Kodak, including agreements under which the Company provided certain administrative services and management services to Fox (the "Service Agreement" and the "Consulting Agreement"). The ownership of the joint venture was accounted for under the equity method and was reflected as an investment in the Fox joint venture.

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

In 1997, the Company sold its remaining 49% interest in Fox to Kodak for a $43.9 million non-interest bearing promissory note (the "Promissory Note") due on January 4, 1999 (the "Disposition Transaction"). As a result of the sale, the Company recorded a pre-tax loss of $4.2 million in 1997. Due to the non-interest bearing nature of the Promissory Note, a discount of $3.9 million was established and was amortized into income until the maturity of the Promissory Note. During 1998 and 1997, $2.8 million and $1.1 million, respectively, in amortization related to the Promissory Note was recognized.

In connection with the dissolution of the cooperative relationship between the Company and Kodak, the Company and Kodak agreed that the Company could pose a competitive threat to Fox. The Company remained committed to further development and commercialization of its proprietary technology, including the Photo Preview and Photo Proof Systems that were featured in joint venture test markets, as well as a store automation system that was originally designed to meet Fox specifications. The Company also possesses more than 50 years of retail management experience and knowledge of the most successful and vulnerable Fox markets and concepts.

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

For 1998 and 1997, amortization related to the two-year
Noncompete Agreement was $5.0 million and $1.8 million, respectively. Prospectively, in fiscal year 1999, the Company will recognize $3.2 million in amortization for the two-year
Noncompete Agreement.

In conjunction with the dissolution of the joint venture, the Company and Fox also agreed to immediately terminate the Consulting Agreement and terminated the Service Agreement as of February 1998.

PHOTOFINISHING STORE SALE
In June 1996, the Company announced the sale to Wolf Camera, Inc. of 50 one-hour photofinishing stores located in Florida, Georgia, Illinois and Tennessee for $1.9 million. The Company did not recognize a material gain or loss on the sale of these assets.

FORWARD LOOKING STATEMENTS
The statements contained in this report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's outlook for Sears Portrait Studios and Prints Plus, readiness, expectant costs and contingency planning regarding Year 2000 issues, future cash requirements and capital expenditures, are only predictions or expectations; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to customer demand for the Company's products and services, the overall level of economic activity in the Company's major markets, competitors' actions, manufacturing interruptions, dependence on certain suppliers, changes in the Company's relationship with Sears, Roebuck & Company and the condition and strategic planning of Sears, Roebuck & Company, fluctuations in operating results, the attractions and retention of qualified personnel, Year 2000 compliance issues and other risks as may be described in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended February 6, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS-RESULTS OF OPERATIONS
----------------------------------------------------------

NET SALES
Portrait Studios 1998 net sales were up 7.2% over 1997 as a result of higher average sales per customer, due in part to a price increase and from greater customer acceptance of various portrait programs, and from increased customer traffic in the portrait studios, partially offset by only 52 weeks of sales reported in 1998 compared to 53 weeks in 1997. The 53rd week in 1997 represented $3.8 million, or 1.3%, of the net sales for 1997. If net sales were reported on a comparable 52-week basis for 1998 and 1997, sales would have increased 8.6% year-over-year. Portrait Studios 1997 net sales were up 4.8% over 1996 as a result of the inclusion of the 53rd week and an increase in sales per customer being slightly offset by a decline in customer volume. Again, if net sales were reported on a comparable 52-week basis for 1997 and 1996, sales would have increased 3.5% year-over-year.

Wall Decor 1998 net sales were up 1.5% over 1997 as a result of favorable customer response to new products offered in the Wall Decor stores partially offset by only 52 weeks of sales reported in 1998 compared to 53 weeks reported in 1997. The 53rd week in 1997 represented $459,000, or 0.7%, of the net sales for 1997.
If net sales were reported on a comparable 52-week basis for 1998 and 1997, sales would have increased 2.2% year-over-year. Wall Decor 1997 net sales were up 0.6% over 1996 as a result of the inclusion of the 53rd week.

The decreases in net sales for the Photofinishing segment for 1997 from 1996 was due to the formation of the joint venture in October 1996.

Total net sales for 1998 were up 6.2% over 1997 as a result of increased sales in both Portrait Studios and Wall Decor, offset slightly by the exclusion of a 53rd week of sales in 1998. If net sales were reported on a comparable 52-week basis for 1998 and 1997, sales would have increased 7.5% year-over-year. Total net sales for 1997 were down 21.5% from 1996 reflecting an increase in sales for both Portrait Studios and Wall Decor, in part due to the inclusion of a 53rd week of sales, offset by the exclusion of sales for the Photofinishing segment as a result of the formation of the joint venture in 1996.


NET SALES (in thousands of dollars)
Fifty-two weeks ended February 6, 199 and fifty-three weeks ended February 7, 1998

                                  1998 versus 1997
                               favorable (unfavorable)
                               -----------------------
                        1998      amount    percent     1997
                                  change    change
Portrait Studios      $325,547   $  21,881     7.2%   $303,666
Wall Decor              63,963         928     1.5      63,035
Photofinishing               -           -       -           -
                      --------   ---------- -------   --------
Total net sales       $389,510   $  22,809     6.2%   $366,701
                      ========   ========== =======   ========


NET SALES (in thousands of dollars)
Fifty-three weeks ended February 7, 1998 and fifty-two weeks ended February 1, 1997

                                  1997 versus 1996
                               favorable (unfavorable)
                               -----------------------
                        1997      amount    percent    1996
                                  change    change
Portrait Studios      $303,666   $  13,826     4.8%   $289,840
Wall Decor              63,035         359     0.6      62,676
Photofinishing               -    (114,518) (100.0)    114,518
                      --------   ---------- --------  --------
Total net sales       $366,701   $(100,333)  (21.5)%  $467,034
                      ========   ========== ========  ========

OPERATING EARNINGS
Portrait Studios 1998 operating earnings, which had 52 weeks, were down 0.7% from 1997, which had 53 weeks, as a result of higher other expenses, resulting from increased system and product development, and increased employment costs. Increased employment costs resulted from necessary wage increases in a tight labor market and Portrait Studios movement towards improved customer servicing, which resulted in increased labor hours. In 1997, which had 53 weeks compared to 52 weeks in 1996, the 25.1% increase in Portrait Studios operating earnings was due primarily to increased sales and reduced manufacturing costs resulting from the favorable renegotiation of purchasing contracts; offset slightly by increases in employment costs, due to increased training for newer technologies, and advertising, due to increased television network advertising and direct marketing.

Wall Decor 1998 operating earnings were up over 1997 as a result of higher same-store sales and reduced cost of goods sold due to lower purchasing costs for resale products. Wall Decor 1997 operating earnings, representing 53 weeks, were down 129.6% from 1996, a 52-week year, as a result of decreased same-store sales and higher employment and occupancy expenses.

Operating earnings for the Photofinishing segment for 1997 and 1996 are not comparable due to the formation of the joint venture in October 1996.


SELECTED FINANCIAL DATA (in thousands of dollars)
Fifty-two weeks ended February 6, 1999 and fifty-three weeks ended February 7, 1998

                                  1998 versus 1997
                               favorable (unfavorable)
                               -----------------------
                       1998       amount   percent    1997
                                  change   change
Operating earnings:
  Portrait Studios   $ 44,276   $   (321)    (0.7%)  $ 44,597
  Wall Decor            1,002      1,966    203.9        (964)
  Photofinishing            -          -      -             -
                     --------   ---------  --------  ---------
  Total operating
    earnings           45,278      1,645      3.8      43,633
General corporate
  expenses             15,918       (483)     3.1      15,435
Interest in joint
  venture                   -      3,304    100.0      (3,304)
Gain (Loss) on sale
  of interest in
  Photofinishing
  segment                   -      4,189    100.0      (4,189)
Interest expense        4,627       (157)    (3.5)      4,470
Interest income         3,709      1,240     50.2       2,469
Other income            5,317      3,124    142.5       2,193
                     ---------  ---------  -------   ---------
Earnings before
  income taxes       $ 33,759   $ 12,862     61.5%   $ 20,897
                     =========  =========  =======   =========


SELECTED FINANCIAL DATA (in thousands of dollars)
Fifty-three weeks ended February 7, 1998 and fifty-two weeks ended February 1, 1997

                                  1997 versus 1996
                               favorable (unfavorable)
                               -----------------------
                       1997       amount   percent    1996
                                  change   change
Operating earnings:
  Portrait Studios   $ 44,597   $  8,941     25.1%   $ 35,656
  Wall Decor             (964)    (4,216)  (129.6)      3,252
  Photofinishing            -        (82)  (100.0)         82
                     ---------  ---------  -------   ---------
  Total operating
    earnings           43,633      4,643     11.9      38,990
General corporate
  expenses             15,435      3,183     17.1      18,618
Interest in joint
  venture              (3,304)    (2,819)  (581.2)       (485)
Gain (Loss) on sale
  of interest in
  Photofinishing
  segment              (4,189)   (10,369)  (167.8)      6,180
Interest expense        4,470       (192)    (4.5)      4,278
Interest income         2,469      1,960    385.1         509
Other income            2,193      1,692    337.7         501
                      --------   --------  --------  ---------
Earnings before
  income taxes       $ 20,897   $ (1,902)    (8.3)%  $ 22,799
                     =========  =========  ========  =========

NET EARNINGS
Net earnings before taxes for 1998 were up 61.5% over 1997 as a result of: increased operating earnings; an increase in interest income, which reflected the amortized discount from the Kodak Promissory Note of $2.8 million in 1998 compared to $1.1 million in 1997; an increase in other income, which reflected the amortization of the Noncompete Agreement of $5.0 million in 1998 compared to $1.8 million in 1997 ; and the absence in 1998 of both the Company's share of operating losses from its interest in the Fox joint venture and the subsequent loss on the sale of the Company's remaining 49% interest in the Fox joint venture.

In 1997, net earnings before taxes decreased 8.3% from 1996 as a result of the sale of the remaining 49% interest in the joint venture, which resulted in a loss of $4.2 million compared to the $6.2 million gain recorded from the sale of the initial 51% of the Photofinishing business recorded in 1996. This decrease was offset slightly by the $1.8 million recognition of amortization for the Noncompete Agreement and $1.1 million recognition of the discount on the Kodak Promissory Note.

Other changes in net earnings in 1997 from 1996 were attributable to improved operating earnings; lower corporate expenses, which resulted from the allocation of administrative expenses to the joint venture under the Service and Consulting Agreements; and higher interest income, which resulted from the Company having higher levels of invested cash throughout the year; partially offset by an increase in the loss recorded for the Company's interest in the joint venture.

The effective income tax rates were 35.0%, 39.2% and 37.0% in 1998, 1997 and 1996, respectively. The 1997 effective income tax rate variance from 1998 and 1996 was due to the differences in the investment basis of the joint venture for financial and Federal income tax reporting purposes. The 1998 effective rate is also lower due to the implementation of state tax planning strategies that have resulted in lower state income taxes.

EARNINGS PER SHARE
Unless otherwise indicated, net earnings per share (EPS) shall refer to diluted EPS in MANAGEMENT'S DISCUSSION AND ANALYSIS, the financial statements and footnotes of the Company.

EPS was $2.15 for 1998 compared to $1.07 in 1997 reflecting the positive increase in earnings previously discussed in the Net Earnings discussion as well as the absence of losses from the Company's interest in the Fox joint venture, loss on the sale of the remaining 49% interest in the joint venture and the effect of other related joint venture transactions previously discussed.
In addition, EPS was affected by the repurchase of 252,214 shares of stock during 1998 and 1,999,215 shares repurchased late in fiscal 1997, which combined to result in a 13.9% decrease in the weighted average number of common and common equivalent shares outstanding for 1998 from 1997.

EPS was $1.07 for 1997 as compared to $1.06 in 1996. The loss attributable to the sale of the remaining 49% of the joint venture and related transactions previously discussed was $0.11 per share (assuming dilution) as compared to the $0.29 per share (assuming dilution) gain attributable to the sale of the initial 51% interest in the Photofinishing business recorded in 1996.

In addition, EPS in 1997 was also affected by the repurchase of 2,250,000 shares of stock in November 1996 and 1,999,215 shares of stock in January 1998, which resulted in a 12.2% decrease in the weighted average number of common and common equivalent shares outstanding for 1997 from 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL CONDITION
----------------------------------------------------------

ASSETS
In 1998, total assets increased 2.6% from 1997, due to increased cash and cash equivalents attributable to positive cash flows, offset slightly by the reduction of net property and equipment, due to depreciation and amortization costs exceeding additions.

LIABILITIES
In 1998, total liabilities decreased 6.7% from 1997 due primarily to a decrease in other liabilities, which resulted from the amortization of $5.0 million of the Noncompete Agreement in 1998. Prospectively, for fiscal year end 1999, the Company will amortize $3.2 million, the remaining balance of the Noncompete Agreement.
STOCKHOLDERS' EQUITY
Stockholders' equity was up 14.1% in 1998 from 1997 due mainly to an increase in retained earnings resulting from the 1998 net earnings. This increase was partially offset by the purchase of the Company's common stock and the distribution of quarterly dividends.


MANAGEMENT'S DISCUSSION AND ANALYSIS - CASH FLOWS
-------------------------------------------------

During the period 1996 through 1998, the Company generated $139.6 million in internal funds from operations. Investing activities during this three-year period amounted to $38.5 million including capital expenditures of $71.5 million, which were offset by the $43.9 million proceeds received from the Kodak Promissory Note, $10.0 million proceeds received from the two-year Noncompete Agreement and the $56.1 million received from the initial sale of 51% of Fox Photo, Inc. Financing activities during this time included the repurchase of $96.7 million in treasury stock and the payment of $19.6 million in dividends. The net result of these transactions was a $67.7 million increase in cash and cash equivalents during the three-year period.

Planned capital expenditures for fiscal year 1999 are expected to be approximately $30.0 million. Included in fiscal year 1999 capital spending plans are the addition and remodeling of stores in the Portrait Studios and Prints Plus segments and equipment upgrades and enhancements in the Company's information systems, including the roll-out of the first phase of the Store Automation System.

Through operating cash flows and existing cash and cash equivalents, the Company believes it has sufficient liquidity over the course of the coming year to meet cash requirements for operations, planned capital expenditures and dividends to shareholders.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of dollars except share and per share amounts)
Fifty-two weeks ended February 6, 1999, fifty-three weeks ended
February 7, 1998 and fifty-two weeks ended February 1, 1997
                                1998         1997        1996
Net sales                   $  389,510   $  366,701   $ 467,034
Costs and expenses:
  Cost of sales (exclusive
   of depreciation expense
   shown below)                 56,399       57,782     110,013
  Selling, administrative
   and general expenses        274,001      250,743     298,703
  Depreciation                  28,561       27,793      34,454
  Amortization                   1,189        2,185       3,492
                            -----------  -----------  ----------
                               360,150      338,503     446,662
                            -----------  -----------  ----------
Income from operations          29,360       28,198      20,372
Interest expense                 4,627        4,470       4,278
Interest income                  3,709        2,469         509
Interest in joint venture            -       (3,304)       (485)
Gain (loss) on sale of
  interest in Photo-
  finishing segment                  -       (4,189)      6,180
Other income                     5,317        2,193         501
                            -----------  -----------  ----------
Earnings before income
  taxes                         33,759       20,897      22,799
Income tax expense              11,815        8,184       8,436
                            -----------  -----------  ----------
Net earnings                $   21,944   $   12,713  $   14,363
                            ===========  =========== ===========
Net earnings per share -
  diluted                   $     2.15   $     1.07  $     1.06
                            ===========  =========== ===========
Weighted average number
  of common and common
  equivalent shares
  outstanding - diluted     10,216,975   11,871,013  13,518,480
                            ===========  =========== ===========
Net earnings per share -
  basic                     $     2.21   $     1.09  $     1.07
                            ===========  =========== ===========
Weighted average number
  of common and common
  equivalent shares
  outstanding - basic        9,934,993   11,647,307  13,419,740
                            ===========  =========== ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - ASSETS
(in thousands of dollars except share and per share amounts)
                                      February 6, February 7,
                                         1999        1998
Current assets:
  Cash and cash equivalents           $ 76,000    $ 15,292
  Receivables, less allowance of
    $302 and $291, respectively         10,374      11,665
  Notes receivable                           -      41,085
  Inventories                           19,071      18,044
  Prepaid expenses and other
    current assets                       8,194       8,139
  Deferred tax assets                       32         180
                                      ---------   ---------
      Total current assets             113,671      94,405
                                      ---------   ---------
Net property and equipment             111,148     124,718

Other assets, net of amortization of
    $1,244 and $1,206, respectively      9,874       9,638
                                      ---------   ---------
      Total assets                    $234,693    $228,761
                                      =========   =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS-LIABILITIES AND STOCKHOLDERS'
EQUITY
(in thousands of dollars except share and per share amounts)
                                        February 6, February 7,
                                           1999        1998
Current liabilities:
  Accounts payable                         $  9,641    $ 13,565
  Accrued employment costs                   14,256      14,087
  Sales taxes payable                         2,461       3,093
  Accrued advertising expense                 2,054       2,541
  Accrued expenses and other liabilities      4,644       5,142
  Income taxes                                2,720       9,014
                                           ---------   ---------
      Total current liabilities              35,776      47,442
                                           ---------   ---------
Long-term obligations, less current
  maturities                                 59,559      59,482
Other liabilities                            14,444      17,314
Deferred income taxes                         8,398       2,431
Stockholders' equity:
  Preferred stock, no par value,
   1,000,000 shares authorized, no
   shares issued and outstanding                  -           -
  Preferred stock, Series A, no par value         -           -
  Common stock, $0.40 par value,
   50,000,000 shares authorized;
   17,730,100 and 17,499,137 shares
   outstanding at February 6, 1999 and
   February 7, 1998, respectively             7,092       6,999
  Additional paid-in capital                 41,605      37,614
  Retained earnings                         242,409     226,032
  Accumulated other comprehensive income     (3,363)     (2,751)
                                           ---------   ---------
                                            287,743     267,894
  Treasury stock at cost, 7,864,261 and
   7,612,047 shares at February 6, 1999
   and February 7, 1998, respectively      (171,184)   (165,789)
  Unamortized deferred compensation-
   restricted stock                             (43)        (13)
                                           ---------   ---------
      Total stockholders' equity            116,516     102,092
                                           ---------   ---------
      Total liabilities and stockholders'
       equity                              $234,693    $228,761
                                           =========   =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
Fifty-two weeks ended February 6, 1999, fifty-three weeks ended
February 7, 1998 and fifty-two weeks ended February 1, 1997

                                  1998      1997      1996
Cash flows provided by
  operating activities          $38,986   $46,753   $53,840
Cash flows used in financing
  activities:
  Repayment of short-term
    borrowings                        -         -    (2,875)
  Proceeds from issuance of
    long-term debt                    -    60,646         -
  Repayment of long-term
    obligations                       -   (56,273)   (5,000)
  Issuance of common stock to
    employee stock plans          4,084     4,434     1,240
  Cash dividends                 (5,567)   (6,586)   (7,473)
  Purchase of treasury stock     (5,395)  (47,653)  (43,603)
                                --------  --------  --------
    Cash flows used in
      financing activities       (6,878)  (45,432)  (57,711)
                                --------  --------  --------
Cash flows provided by (used
  in) investing activities:
  Additions to property and
    equipment                   (14,991)  (21,749)  (34,728)
  Proceeds from note receivable  43,900         -         -
  Noncompete agreement                -    10,000         -
  Advance (to) payment from
    venture                           -     4,000    (4,000)
  Proceeds from sale of Fox
    common stock                      -         -    56,100
  Issuance of restricted stock      (53)        -         -
                                --------  --------  --------
    Cash flows provided by
      (used in) investing
      activities                 28,856    (7,749)   17,372
                                --------  --------  --------
Effect of exchange rate changes
  on cash and cash equivalents     (256)     (203)       91
                                --------  --------  --------
Net increase (decrease) in cash
  and cash equivalents           60,708    (6,631)   13,592
Cash and cash equivalents at
  beginning of year              15,292    21,923     8,331
                                --------  --------  --------
Cash and cash equivalents at
  end of year                   $76,000   $15,292   $21,923
                                ========  ========  ========
Supplemental cash flow
  information:
  Interest paid                 $ 4,481   $ 5,024   $ 4,468
                                ========  ========  ========
  Income taxes paid             $12,350   $ 8,790   $ 9,366
                                ========  ========  ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of dollars)
Fifty-two weeks ended February 6, 1999, fifty-three weeks
ended February 7, 1998 and fifty-two weeks ended February 1, 1997
RECONCILIATION OF NET EARNINGS TO CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
                                    1998      1997      1996
Net earnings                      $21,944   $12,713   $14,363
Adjustments for items not
  requiring cash:
  Depreciation and amortization    29,750    29,978    37,946
  Deferred income taxes             6,129    (4,000)    3,351
  Deferred revenue                  1,266         -         -
  Interest in joint venture             -     3,304       485
  Gain (loss) on sale of interest
    in Photofinishing segment           -     4,189    (6,180)
  Amortization of noncompete
    agreement                      (5,000)   (1,772)        -
  Amortization of discount on
    note receivable                (2,815)   (1,051)        -
  Other                              (817)   (3,959)   (1,888)
Decrease (increase) in current
  assets:
  Receivables and inventories         264     2,949      (509)
  Assets held for resale                -         -     5,055
  Prepaid expenses and other
    current assets                    (54)      965      (631)
Increase (decrease) in current
  liabilities:
  Accounts payable, accrued
    expenses and other
    liabilities                    (5,372)     (429)    5,566
  Income taxes                     (6,309)    3,866    (3,718)
                                  --------  --------  --------
Cash flows provided by operating
  activities                      $38,986   $46,753   $53,840
                                  ========  ========  ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of dollars except share and per share amounts)
Fifty-two weeks ended February 6, 1999, fifty-three weeks
ended February 7, 1998 and fifty-two weeks ended February 1,
1997
                                           Add'l
                                  Common  paid-in  Retained
                                  stock   capital  earnings
                                  ------- -------- ---------
Balance at February 3, 1996       $6,868  $32,071  $213,015
                                  ------- -------- ---------
Issuance of common stock
  (69,471 shares)                     28    1,212         -
Comprehensive income
  Net earnings                         -        -    14,363
  Foreign currency translation         -        -         -
    Comprehensive income               -        -         -
Dividends ($0.56 per common
  share)                               -        -    (7,473)
Purchase of treasury stock, at
  cost                                 -        -         -
Amortization of deferred
  compensation-restricted stock        -        -         -
                                  ------- -------- ---------
Balance at February 1, 1997       $6,896  $33,283  $219,905
                                  ------- -------- ---------
Issuance of common stock
  (260,264 shares)                   103    4,331         -
Comprehensive income
  Net earnings                         -        -    12,713
  Foreign currency translation         -        -         -
    Comprehensive income               -        -         -
Dividends ($0.56 per common
  share)                               -        -    (6,586)
Purchase of treasury stock, at
  cost                                 -        -         -
Amortization of deferred
  compensation-restricted stock        -        -         -
                                  ------- -------- ---------
Balance at February 7, 1998       $6,999  $37,614  $226,032
                                  ------- -------- ---------

Issuance of common stock              93    3,991         -
  (230,963 shares)
Comprehensive income
  Net earnings                         -        -    21,944
  Foreign currency translation         -        -         -
    Comprehensive income               -        -         -
Dividends ($0.56 per common
  share)                               -        -    (5,567)
Purchase of treasury stock, at
  cost                                 -        -         -
Amortization of deferred
  compensation-restricted stock        -        -         -
                                  ------- -------- ---------
Balance at February 6, 1999       $7,092  $41,605  $242,409
                                  ======= ======== =========






See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Continued) (in thousands of dollars except share and per share amounts) Fifty-two weeks ended February 6, 1999, fifty-three weeks ended February 7, 1998 and fifty-two weeks ended
February 1, 1997

                                      Accumulated
                                      other         Treasury
                                      comprehensive  stock
                                      income        at cost
                                      ---------    ----------
Balance at February 3, 1996            $(2,109)    $ (74,533)
                                       --------    ----------
Issuance of common stock
  (69,471 shares)                            -             -
Comprehensive income
  Net earnings                               -             -
  Foreign currency translation             249             -
    Comprehensive income                     -             -
Dividends ($0.56 per common share)           -             -
Purchase of treasury stock, at cost          -       (43,603)
Amortization of deferred
  compensation-restricted stock              -             -
                                       --------    ----------
Balance at February 1, 1997            $(1,860)    $(118,136)
                                       --------    ----------
Issuance of common stock
  (260,264 shares)                            -             -
Comprehensive income
  Net earnings                               -             -
  Foreign currency translation            (891)            -
    Comprehensive income                     -             -
Dividends ($0.56 per common share)           -             -
Purchase of treasury stock, at cost          -       (47,653)
Amortization of deferred
  compensation-restricted stock              -             -
                                       --------    ----------
Balance at February 7, 1998            $(2,751)    $(165,789)
                                       --------    ----------
Issuance of common stock
  (230,963 shares)                            -             -
Comprehensive income
  Net earnings                               -             -
  Foreign currency translation            (612)            -
    Comprehensive income                     -             -
Dividends ($0.56 per common share)           -             -
Purchase of treasury stock, at cost          -        (5,395)
Amortization of deferred
  compensation-restricted stock              -             -
                                       --------    ----------
Balance at February 6, 1999            $(3,363)    $(171,184)
                                       ========    ==========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Continued) (in thousands of dollars except share and per share amounts) Fifty-two weeks ended February 6, 1999, fifty-three weeks ended February 7, 1998 and fifty-two weeks ended
February 1, 1997

                                    Deferred
                                  compensation-
                                   restricted
                                      stock         Total
                                    --------      ---------
Balance at February 3, 1996         $(1,144)      $174,168
                                    --------      ---------
Issuance of common stock
  (69,471 shares)                         -          1,240
Comprehensive income
  Net earnings                            -              -
  Foreign currency translation            -              -
   Comprehensive income                   -         14,612
Dividends ($0.56 per common share)        -         (7,473)
Purchase of treasury stock, at cost       -        (43,603)
Amortization of deferred
  compensation-restricted stock         581            581
                                    --------      ---------
Balance at February 1, 1997         $  (563)      $139,525
                                    --------      ---------
Issuance of common stock
  (260,264 shares)                      (15)         4,419
Comprehensive income
  Net earnings                            -              -
  Foreign currency translation            -              -
    Comprehensive income                  -         11,822
Dividends ($0.56 per common share)        -         (6,586)
Purchase of treasury stock, at cost       -        (47,653)
Amortization of deferred
  compensation-restricted stock         565            565
                                    --------      ---------
Balance at February 7, 1998         $   (13)      $102,092
                                    --------      ---------
Issuance of common stock
  (230,963 shares)                      (53)         4,031
Comprehensive income
  Net earnings                            -              -
  Foreign currency translation            -              -
    Comprehensive income                  -         21,332
Dividends ($0.56 per common share)        -         (5,567)
Purchase of treasury stock, at cost       -         (5,395)
Amortization of deferred
  compensation-restricted stock          23             23
                                    --------      ---------
Balance at February 6, 1999         $   (43)      $116,516
                                    ========      =========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES
BUSINESS OF THE COMPANY AND PRINCIPLES OF CONSOLIDATION
CPI Corp. (the "Company") is a holding company engaged, through its majority or wholly owned subsidiaries and partnerships, in developing and marketing consumer services and related products through a network of centrally-managed, small retail locations. The Company operates throughout the United States, Canada and Puerto Rico and has a Photography segment, which operates professional portrait studios under the names "Sears Portrait Studios" and "Mainstreet Portraits," and a Wall Decor segment, which operates posters, prints and framing outlets under the name "Prints Plus." Company management has made a number of estimates and assumptions related to the reporting of assets and liabilities in the preparation of financial statements. Actual results could differ from these estimates. All significant intercompany transactions have been eliminated.

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

CASH AND CASH EQUIVALENTS
For the purpose of reporting cash flows, cash and cash equivalents consist primarily of cash on hand and highly liquid investments with insignificant interest-rate risk and maturities of three months or less at date of acquisition. These highly liquid investments consist of master notes, commercial paper, treasury bills, bankers acceptances, term deposits, government agency notes, repurchase agreements, money market funds, auction rate securities and government money market funds. Investment interest income for 1998, 1997 and 1996 was $894,000, $1.2 million and $417,000, respectively.

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

Building improvements       15 to 19 years
Leasehold improvements       5 to 15 years
Furniture and fixtures       5 to  8 years
Machinery and equipment      3 to 10 years

                              23

INTANGIBLE ASSETS
Intangible assets acquired through acquisitions were accounted for by the purchase method of accounting and include the excess of cost over fair-value of net assets acquired. This excess of cost over fair-value of net assets acquired is being amortized on a straight-line basis over periods ranging from five to thirty years.

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

STOCK-BASED COMPENSATION PLANS
The Company records compensation expense for its stock-based employee compensation plans in accordance with the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No compensation expense is recognized for the Company's stock option plan.

REVENUE RECOGNITION
Portrait Studio sales revenue is recognized at the time the customer approves photographic proofs and makes a firm commitment for a portrait order. Incremental costs of production are accrued at the time sales revenue is recognized. Appropriate reserves for cancelability are maintained by the Company. Customer club program revenue is recognized partially at the time of the initial photographic session, and the remainder is recognized over the life of the customer's program.

RETIREMENT PLAN
The Company has a noncontributory defined-benefit retirement plan covering substantially all full-time employees. Pension expense, which is funded as accrued, includes current costs and amortization of prior service costs over a period of ten years.

COMPREHENSIVE INCOME
The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," on February 8, 1998. This statement requires the separate reporting of components of comprehensive income, as defined. The new standard requires the Company to separately report the translation adjustments of SFAS No. 52, "Foreign Currency Translation" as a component of comprehensive income. Prior year amounts have been reclassified to conform with the 1998 presentation.

EARNINGS PER COMMON SHARE
Basic earnings per common share are computed by dividing net earnings by the sum total of the weighted average number of shares of common stock outstanding. Diluted earnings per common share are computed by dividing net earnings by the sum total of the weighted average number of shares of common stock outstanding plus contingently issuable shares under the employee stock plans.
                              24

2.  JOINT VENTURE
In 1996, the Company sold 51% of the outstanding shares of Fox Photo, Inc. ("Fox") to Eastman Kodak Company ("Kodak") for $56.1 million in cash, which resulted in a pre-tax gain of $6.2 million. On the same date, the Company entered into collateral agreements with Fox and Kodak, including agreements under which the Company provided certain administrative services and management services to Fox (the "Service Agreement" and the "Consulting Agreement"). The ownership of the joint venture was accounted for under the equity method and was reflected as an investment in the Fox joint venture.

In 1997, the Company sold its remaining 49% interest in Fox to Kodak for a $43.9 million non-interest bearing promissory note
(the "Promissory Note") due on January 4, 1999 (the "Disposition

Transaction"). As a result of the sale, the Company recorded a pre-tax loss of $4.2 million in 1997. Due to the non-interest bearing nature of the Promissory Note, a discount of $3.9 million was established and was amortized into income over the life of the Promissory Note. During 1998 and 1997, $2.8 million and $1.1 million, respectively, in amortization related to the Promissory Note was recognized.

Once the joint venture was dissolved, the issue of competitive threat surfaced. The Company remained committed to further development and commercialization of its proprietary technology, including the Photo Preview and Photo Proof Systems, that were featured in joint venture test markets, as well as a store automation system. The Company also possessed knowledge of the most successful and vulnerable Fox markets and concepts. Accordingly, as part of the Disposition Transaction, the Company entered a two-year Noncompetition and Nonsolicitation Agreement (the "Noncompete Agreement") with Fox. The Company received a $10.0 million cash consideration which is being amortized into income over the life of the Noncompete Agreement. For 1998 and 1997, amortization was $5.0 million and $1.8 million, respectively. Prospectively, the Company will recognize $3.2 million in amortization in fiscal year 1999.

In conjunction with the dissolution of the joint venture, the Company and Fox also agreed to immediately terminate the Consulting Agreement and terminated the Service Agreement as of February 1998.

The information below summarizes the unaudited pro forma results of operations for 1997 and 1996, assuming the sale of the remaining 49% of the joint venture at the beginning of 1996, and have been prepared for comparative purposes only. The informa-tion does not purport to be indicative of the results of opera-tions which actually would have resulted had the sale been in effect on the dates indicated, or which may result in the future.

PRO FORMA RESULTS
(in thousands of dollars except per share amounts)
                                        1997         1996
Net sales                             $366,701     $352,516
                                      ========     ========
Net earnings                          $ 19,103     $ 14,645
                                      ========     ========
Net earnings per share:
Diluted                               $   1.61     $   1.24
                                      ========     ========
Basic                                 $   1.64     $   1.25
                                      ========     ========

                              25

3. PROPERTY AND EQUIPMENT
The adjacent table reflects the costs associated with the Company's property and equipment as of February 6, 1999 and February 7, 1998.

The Company leases various premises and equipment under noncancellable operating lease agreements with initial terms in excess of one year and expiring at various dates through fiscal year 2012. The leases generally provide for the lessee to pay maintenance, insurance, taxes and certain other operating costs of the leased property. In addition to the minimum rental commitments, certain of these operating leases provide for contingent rentals based on a percentage of revenues in excess of specified amounts.

Rental expense during 1998, 1997 and 1996 on all operating leases was $18.7 million, $19.1 million and $27.8 million, respectively.

PROPERTY AND EQUIPMENT
(in thousands of dollars)
                                     February 6,  February 7,
                                        1999         1998
Land and land improvements            $ 2,803      $ 2,803
Building improvements                  26,595       26,550
Leasehold improvements                 29,558       30,082
Furniture and fixtures                 76,085       66,743
Machinery and equipment               119,569      116,189
                                      --------     --------
                                      254,610      242,367
Less accumulated depreciation         143,462      117,649
                                      --------     --------
Net property and equipment            $111,148     $124,718
                                      ========     ========

MINIMUM RENTAL PAYMENTS*
(in thousands of dollars)
Fiscal Year
1999                 $ 16,763
2000                   14,965
2001                   12,583
2002                   10,095
2003                    9,023
Thereafter             18,939
                     --------
                     $ 82,368
                     ========

* Under operating leases with initial terms in excess of one year at February 6, 1999.

                              26

4. CREDIT AGREEMENTS AND OUTSTANDING DEBT
The Company has a $60.0 million Senior Note Agreement (the "Note Agreement") privately placed with two major insurance companies. The notes issued pursuant to the Note Agreement mature over a ten-year period with an average maturity of seven years and with the first principal payment due in 2001. Interest on the notes is payable semi-annually at an average effective fixed rate of 7.46%. The Note Agreement requires the Company maintain certain financial ratios and comply with certain restrictive covenants. The Company incurred $591,000 in issuance costs associated with the private placement of the notes. These costs are being amortized ratably over the ten-year life of the notes.

The Company also has a $40.0 million revolving credit agreement (the "Revolving Agreement") with two domestic banks. The Revolving Agreement, which will expire on June 16, 2000, has a variable interest rate charged at either LIBOR or federal funds, with an applicable margin added, or prime rate, based on the Company's discretion. A commitment fee of 0.125% to 0.25% per annum is payable on the unused portion of the Revolving Agreement. The Company has substantially the same financial covenants as those set forth in the Company's $60.0 million Note Agreement. There were no borrowings outstanding at February 6, 1999 or February 7, 1998 under the Revolving Agreement.

As of February 6, 1999, the Company had outstanding letters of credit for the principal amount of $3.6 million.

DEBT OBLIGATIONS OUTSTANDING
(in thousands of dollars)
                                   February 6,     February 7,
                                      1999            1998
Senior notes, net of unamortized
   issuance costs                   $ 59,545        $ 59,461
Notes payable                             14              21
                                    --------        --------
                                    $ 59,559        $ 59,482
                                    ========        ========

AGGREGATE LONG-TERM DEBT MATURITIES AS OF FEBRUARY 6, 1999
(in thousands of dollars)
Fiscal Year
2001                         $  8,580
2002                            8,580
2003                            8,580
2004                            8,580
2005                            8,580
Thereafter                     17,114
                             ---------
                               60,014
Unamortized issuance costs       (455)
                             ---------
                             $ 59,559
                             =========

                              27

5.  ADVERTISING
The Company expenses costs involved in advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

Direct-response advertising consists of direct mail advertisements that include coupons for the Company's products and of certain broadcast costs. The capitalized costs of the advertising are amortized over the expected period of future benefits following the delivery of the direct mail in which it appears.

Total advertising reported as a capitalized cost for direct-response advertising and is classified with other assets for 1998 and 1997 was $700,000 and $1.0 million, respectively. Advertising expense for 1998, 1997 and 1996 was $43.6 million, $41.9 million and $45.5 million, respectively.

6. INCOME TAX
A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance as of February 6, 1999, due to management's belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets.

United States income taxes have not been provided on $13.9 million of undistributed earnings of the Canadian subsidiary because of the Company's intention to reinvest these earnings.

The determination of unrecognized deferred U.S. tax liability for undistributed earnings of international subsidiaries is not practicable. However, it is estimated that foreign withholding taxes of $696,500 may be payable if such earnings were distributed.

EARNINGS BEFORE INCOME TAXES BY U.S. AND CANADIAN SOURCES
(in thousands of dollars)
                    1998           1997           1996
U.S.             $ 33,929       $ 20,720       $ 23,597
Canada               (170)           177           (798)
                 ---------      ---------      ---------
                 $ 33,759       $ 20,897       $ 22,799
                 =========      =========      =========


COMPONENTS OF INCOME TAXES
(in thousands of dollars)
                                1998       1997       1996
Current:
  Federal                     $ 5,202    $10,926    $ 5,399
  State and local                 831      1,424      1,010
  Canada                         (347)      (166)    (1,324)
                              --------   --------   --------
                                5,686     12,184      5,085
Deferred                        6,129     (4,000)     3,351
                              --------   --------   --------
                              $11,815    $ 8,184    $ 8,436
                              ========   ========   ========

RECONCILIATION BETWEEN INCOME TAXES
(in thousands of dollars)
                                1998       1997       1996
Taxes at U.S. federal
  corporate statutory rate    $11,815    $ 7,314    $ 7,980
State and local income
  taxes, net of federal tax
  benefit                         699      1,043        849
Stock options                    (606)      (519)       (25)
Other                             (93)       346       (368)
                              --------   --------   --------
                              $11,815    $ 8,184    $ 8,436
                              ========   ========   ========

SOURCES OF TAX EFFECTS
(in thousands of dollars)
                                      February 6,   February 7,
                                         1999          1998
Deferred tax assets:
  Deferred compensation and other
    employee benefits                  $ 1,442       $ 1,527
  Expense accruals                         933         1,464
  Allowance for doubtful accounts          177           147
  Reserve for discontinued operations      376           660
  Noncompete amortization                1,435         3,311
  Other                                      -           220
                                       --------      --------
    Total deferred tax assets            4,363         7,329
                                       --------      --------
Deferred tax liabilities:
  Property and equipment                (8,491)       (8,112)
  Deferred revenue                      (2,990)            -
  Employee pension plan                 (1,163)       (1,378)
  Other                                    (85)          (90)
                                       --------      --------
    Total deferred tax liabilities     (12,729)       (9,580)
                                       --------      --------
    Net deferred tax liabilities       $(8,366)      $(2,251)
                                       ========      ========
Current deferred income taxes          $    32       $   180
                                       ========      ========
Long-term deferred income taxes        $(8,398)      $(2,431)
                                       ========      ========

7.  RETIREMENT PLAN
The Company maintains a qualified, noncontributory pension plan that covers all full-time employees meeting certain age and service requirements. The plan provides pension benefits based on an employee's length of service and the average compensation earned from the later of the hire date or January 1, 1995 to the retirement date. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than is tax deductible. Plan assets consist primarily of cash equivalents, a marketable equity securities fund, guaranteed interest contracts, immediate participation guarantee contracts and government bonds.

The 1998 benefit obligation was affected by plan amendments involving a change in the date used to calculate an employee's average compensation and the maximum annual compensation included in the benefit calculation.

The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans.

NET PERIODIC PENSION BENEFIT COSTS
(in thousands of dollars)
                                         Pension Benefits
                                      -------------------------
                                        1998     1997     1996
Service cost                         $ 1,112  $   729  $ 1,124
Interest cost                          1,809    1,459    1,432
Expected return on plan assets        (2,301)  (4,109)
(2,802)
Amortization of transition obligation      3        3        3
Amortization of prior service cost       400      143      173
Amortization of net (gain) or loss         -    2,350    1,259
Net (gain) or loss due to a
  curtailment                              -        -     (295)
                                     -------- -------- --------
Net periodic pension expse           $ 1,023  $   575  $   894
                                     ======== ======== ========

ASSUMPTIONS ON FUNDED STATUS
                                   December  December  December
                                   31, 1998  31, 1997  31, 1996
Discount rate (weighted average)     7.0%      7.0%      8.0%
Expected return on plan assets       9.0%      8.0%      8.0%
Rate of compensation increase        4.5%      4.5%      5.5%

RECONCILIATION OF BENEFIT OBLIGATIONS, PLAN ASSETS, AND FUNDED
STATUS
(in thousands of dollars)
                                             1998       1997
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at beginning of year  $ 23,403   $ 18,827
                                           ---------  ---------
  Service cost                                1,112        729
  Interest cost                               1,809      1,459
  Actuarial losses                              263      3,602
  Benefits paid                              (1,560)    (1,214)
  Plan amendments                             2,821          -
                                           ---------  ---------
  Benefit obligation at end of year        $ 27,848   $ 23,403
                                           =========  =========
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning
   of year                                 $ 25,815   $ 22,635
                                           ---------  ---------
  Actual return on plan assets                3,768      4,109
  Employer contributions                        700        285
  Benefits paid                              (1,560)    (1,214)
                                           ---------  ---------
  Fair value of assets at end of year      $ 28,723   $ 25,815
                                           =========  =========
CHANGE IN FUNDED STATUS OF THE PLAN
  Funded status of the plan                $    875   $  2,412
                                           ---------  ---------
  Unrecognized transition obligation              9         12
  Unrecognized prior service costs            2,765        344
  Unrecognized net (gain) or loss            (1,065)       139
                                           ---------  ---------
  Prepaid benefit cost*                    $  2,584   $  2,907
                                           =========  =========

* Prepaid benefit costs are included as a component of prepaid expenses and other current assets.

8.  SUPPLEMENTARY RETIREMENT BENEFIT PLAN
The Company sponsors a non-contributory defined benefit plan providing supplementary retirement benefits for certain key executives which was enhanced in 1997 and became effective February 8, 1998. The cost of providing these benefits will be accrued over the remaining expected service lives of the active plan participants. For 1998, expenses amounted to $965,000 and consisted of $578,000 in interest costs, $290,000 in amortization of unrecognized transition obligations and $97,000 in service costs.

PLAN STATUS
(in thousands of dollars)
                                     February 6,  February 7,
                                        1999         1998
Present value of accumulated post-
  retirement benefit obligations     $   8,571    $    8,264
Unrecognized transition obligation      (2,683)       (2,840)
                                     ----------   -----------
Accrued post-retirement benefit
  obligation                         $   5,888    $    5,424
                                     ==========   ===========

The discount rate used in determining the accumulative post-retirement benefit obligation was 7% for both February 6, 1999 and February 7, 1998, respectively.

The supplementary retirement benefit plan is funded out of the general funds of the Company. However, the Company has purchased life insurance policies on several active and retired key executives with an aggregate cash surrender value of $5.4 million and $4.5 million at February 6, 1999 and February 7, 1998, respectively. Prior to 1997, the Company recorded the net liability of the defined benefit plan and the cash surrender value of the life insurance policies, the amount of which was not material.

9. EMPLOYEE STOCK PLANS
Expenses recognized for 1998, 1997 and 1996 with respect to these plans were $0.9 million, $1.7 million and $1.5 million, respectively.

RESTRICTED STOCK PLAN
In January 1988, the Company's Board of Directors adopted the CPI Corp. Restricted Stock Plan with an effective date of February 7, 1988. Under the plan, 250,000 shares of CPI Corp. common stock are reserved for issuance to key employees. In 1998, 2,129 restricted shares were issued and vest over a three-year period.

Of the grants issued, no shares were forfeited in 1998, 1997 or 1996. As of February 6, 1999, 55,342 shares are reserved for issuance under this plan. Expenses related to the restricted stock plan are accrued periodically, based on the fair market value of the Company's common stock on the grant date.

PROFIT-SHARING PLAN
Under the Company's profit-sharing plan, eligible employees may elect to invest from 1% to 15% of their base compensation in a trust fund, the assets of which are invested in securities other than Company stock. Effective January 1, 1994, the Company amended the Plan to set the Company match at 50% of the employee's investment contributions, up to a maximum of 5% of the employee's compensation, as long as the Company remains profitable. The Company's matching contributions are made in shares of its common stock which vest 100% once an employee has five years of service with the Company. The difference between the market value of forfeited shares at the dates of their original contribution and their market value at the dates used to satisfy subsequent requirements have been charged to expense, with a corresponding credit to additional paid-in capital. Expenses related to the profit-sharing plan are accrued in the year to which the awards
                              32

relate, based on the fair market value of the Company's common stock to be issued, determined as of the date earned. The
Company provided 23,151, 25,576 and 41,639 shares to satisfy its obligations under the plan for 1998, 1997 and 1996, respectively.

STOCK-BONUS PLAN
Under the Company's stock-bonus plan, shares of the Company's common stock are reserved for issuance to key employees, based on attainment by the Company of predefined earnings levels established annually. Each year, employees receive one-third of the shares which were awarded in each of the previous three years. For 1998, 1997 and 1996, 4,090, 4,334 and 6,825 shares, respectively, were distributed under this plan. As of February 6, 1999, 93,121 shares are reserved for issuance under this plan. Expenses related to the stock-bonus plan are accrued in the year to which the awards relate, based on the fair market value of the Company's common stock to be issued, determined as of the date earned.

VOLUNTARY STOCK-OPTION PLAN
The Company has a non-qualified voluntary stock-option plan, under which certain key officers may receive options to acquire shares of the Company's common stock in exchange for a voluntary reduction in base salary. Options were granted as participants elected, pursuant to their Stock Option Agreement, to reduce their compensation for 1993 and 1994. A total of 1,000,000 shares has been authorized for issuance. As of February 6, 1999, 184,220 options at an exercise price of $18.38 for 1993 salary reduction and 196,506 options at an exercise price of $15.50 for 1994 salary reduction have been issued. For 1998, 1997 and 1996, this plan was not offered. Options granted are exercisable after three years and expire at the end of eight years.

DEFERRED COMPENSATION AND STOCK APPRECIATION RIGHTS PLAN
On February 1, 1986, the Company's Board of Directors approved a Deferred Compensation and Stock Appreciation Rights Plan designed to attract and retain certain key employees. Under the Deferred Compensation Plan, as amended and restated, within thirty days prior to the beginning of the fiscal year, eligible employees may irrevocably elect by written notice to the Company to defer the payment of a portion (not to exceed 50% or less than $5,000 in the aggregate) of an incentive bonus. The participant may choose to have payments made either in a lump sum or in a specified number of annual installments, not to exceed ten. For 1998, 1997 and 1996, certain key executives selected to participate in this plan. All stock appreciation rights previously granted under the Plan have expired.

KEY EXECUTIVE DEFERRED COMPENSATION PLAN
On April 6, 1995, the Board of Directors established a deferred base salary plan for key executives which allows deferral of base salary on substantially the same terms as bonus compensation may be deferred under the Deferred Compensation and Stock Appreciation Plan. On July 14, 1995, this plan was amended and restated. Under this plan, a participant may elect by written notice to the Company to defer up to 50% of his base salary for the fiscal year, but not less than $5,000 in the aggregate. Payment shall not commence earlier than six months and one day after the initial year of deferral. The participant may choose to have payments made either in a lump sum or in a specified number of annual installments, not to exceed ten. For 1998, 1997 and 1996, certain key executives elected to participate in this plan.

                              33

STOCK-OPTION PLAN
The Company has a non-qualified stock-option plan, under which certain officers and key employees may receive options to acquire shares of the Company's common stock. Awards of stock options and the terms and conditions of such awards are subject to the discretion of the Stock Option Committee created under the plan and consisting of members of the Compensation Committee of the Board of Directors, all of whom are disinterested directors. A total of 1,700,000 shares has been authorized for issuance under the plan. Under the plan, 148,160 options granted become exercisable at a rate of one-fourth a year commencing one year after award and expiring from four to eight years after award.
An additional 824,949 options granted under the plan are cliff-vested and become exercisable from four to five years after award and expire six to eight years after award. As of February 6, 1999,there were 411,939 shares reserved for issuance under this plan.

TOTAL OUTSTANDING OPTIONS -- YEAR-END 1998
            Number of     Per Share    Weighted     Weighted
             Shares     Option Price     Life*    Average Price
            ---------   -------------  --------   -------------
             349,802    $13.88-$18.88    3.42        $16.51
             258,307    $21.63-$25.94    6.54        $25.21
             365,000    $30.00-$35.00    4.50        $32.50
            ---------
Total        973,109
            =========

* Weighted average remaining contractual life in years

TOTAL EXERCISABLE OPTIONS -- YEAR-END 1998
                 Number of      Per Share     Weighted
                  Shares      Option Price      Price*
                 ---------    -------------   --------
                  343,292     $13.88-$25.50   $ 16.56
                  365,000     $30.00-$35.00   $ 32.50
                 ---------
Total             708,292
                 =========

* Weighted average exercise price in dollars

OPTIONS AWARDED UNDER THE STOCK OPTION PLAN - 1998
                                       Number       Weighted
                                         of         Average
                                       Shares       Price
                                     ---------      --------
Outstanding at beginning of year      887,408       $ 24.40
Granted                               252,138         25.27
Cancelled                             (57,500)        35.00
Exercised                            (108,937)        17.10
                                     ---------      --------
At end of year:
  Total outstanding                   973,109       $ 24.82
                                     =========      ========
  Total exercisable                   708,292       $ 24.77
                                     =========      ========

OPTIONS AWARDED UNDER THE STOCK OPTION PLAN - 1997
                                      Number        Weighted
                                        of          Average
                                      Shares        Price
                                     ----------     --------
Outstanding at beginning of year     1,247,305      $ 23.56
Granted                                  9,961        18.77
Cancelled                             (188,043)       25.33
Exercised                             (181,815)       17.18
                                     ----------     --------
At end of year:
  Total outstanding                    887,408      $ 24.40
                                     ==========     ========
  Total exercisable                    439,393      $ 32.29
                                     ==========     ========

OPTIONS AWARDED UNDER THE STOCK OPTION PLAN - 1996
                                      Number        Weighted
                                        of          Average
                                      Shares        Price
                                     ----------     --------
Outstanding at beginning of year     1,288,961      $ 23.44
Granted                                 13,704        14.59
Cancelled                              (35,075)       19.47
Exercised                              (20,285)       17.02
                                     ----------     --------
At end of year:
  Total outstanding                  1,247,305      $ 23.56
                                     ==========     ========
  Total exercisable                    452,695      $ 25.91
                                     ==========     ========

                              34

The weighted-average fair value of options granted under the stock-option plan for 1998, 1997 and 1996 is $18.28, $11.70 and
$9.10, respectively.

The fair value of each option grant for 1998, 1997 and 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants: expected volatility of 31.0%, risk-free interest rate of 6%, expected lives of four years and an expected dividend yield of between 2.2% and 3.9%.

The Company has adopted the disclosure-only provisions of SFAS
No. 123, "Accounting for Stock-Based Compensation."   Had
compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS
No. 123, the Company's net earnings and earnings per common share would have been:

EARNINGS AND EARNINGS PER SHARE
(in thousands of dollars except per share amounts)
                                        1998     1997    1996
Net earnings:
  as reported                         $21,944  $12,713  $14,363
                                      =======  =======  =======
  pro forma                           $21,765  $12,709  $14,324
                                      =======  =======  =======
Diluted earnings per common share:
  as reported                         $  2.15  $  1.07  $  1.06
                                      =======  =======  =======
  pro forma                           $  2.13  $  1.07  $  1.06
                                      =======  =======  =======
Basic earnings per common share:
  as reported                         $  2.21  $  1.09  $  1.07
                                      =======  =======  =======
  pro forma                           $  2.19  $  1.09  $  1.07
                                      =======  =======  =======

                              35

10. INDUSTRY SEGMENT INFORMATION
The Company is engaged in developing and marketing products and services for consumers in the United States and Canada through a network of centrally managed retail locations. The Company operates in two business segments: Portrait Studios and Wall Decor. In addition, the Company sold its interest in the Fox joint venture to Kodak on October 2, 1997. This joint venture comprised of Fox Photo, CPI Photo Finish and Proex was entered into October 4, 1996.

The Portrait Studios segment operates a professional portrait photography business through fixed location studios. The Wall
Decor segment markets an assortment of custom print reproductions and related accessories and provides custom framing services.

Substantially all of the Company's Portrait Studio business operates under Sears, Roebuck and Co.("Sears") license agreements that are terminable by either the Company or Sears upon 90 days notice. Except in connection with store closings, Sears has never terminated the operations of any of the Company's portrait studios. The Company's relationship with Sears is long-standing, and management has no reason to believe that Sears will exercise its rights under the agreements to materially reduce the scope of the Company's business with Sears.

GEOGRAPHIC FINANCIAL INFORMATION
(in thousands of dollars)
                                     1998      1997      1996
NET SALES*:
 United States                     $367,985  $344,379  $444,574
 Canada                              21,525    22,322    22,460
                                   --------  --------  --------
                                   $389,510  $366,701  $467,034
                                   ========  ========  ========
LONG-LIVED ASSETS:
 United States                     $117,241  $129,211  $175,940
 Canada                               3,781     5,144     7,095
                                   --------  --------  --------
                                   $121,022  $134,355  $183,035
                                   ========  ========  ========

* Net sales are attributed to countries based on location.

SELECTED INDUSTRY SEGMENT INFORMATION
(in thousands of dollars)
                                     1998      1997      1996
NET SALES
 Portrait Studio                   $325,547  $303,666  $289,840
 Photofinishing                           -         -   114,518
 Wall Decor                          63,963    63,035    62,676
                                   --------- --------- ---------
                                   $389,510  $366,701  $467,034
                                   ========= ========= =========
OPERATING EARNINGS
 Portrait Studio                   $ 44,276  $ 44,597  $ 35,656
 Photofinishing                           -         -        82
 Wall Decor                           1,002      (964)    3,252
                                   --------- --------- ---------
                                   $ 45,278  $ 43,633  $ 38,990
                                   ========= ========= =========
SEGMENT ASSETS
 Portrait Studio                   $ 99,868  $107,770  $115,591
 Photofinishing                           -         -         -
 Wall Decor                          37,505    42,589    42,557
 Corporate cash and marketable sec.  74,552    13,360    20,867
 Corporate other                     22,768    65,042    19,600
 Investment in Fox Joint Venture          -         -    48,105
                                   --------- --------- ---------
                                   $234,693  $228,761  $246,720
                                   ========= ========= =========
DEPRECIATION AND AMORTIZATION
 Portrait Studio                   $ 21,923  $ 22,048  $ 21,081
 Photofinishing                           -         -     9,494
 Wall Decor                           4,798     4,447     4,181
 Corporate                            3,029     3,483     3,190
                                   --------- --------- ---------
                                   $ 29,750  $ 29,978  $ 37,946
                                   ========= ========= =========
CAPITAL EXPENDITURES
 Portrait Studio                   $ 13,231  $ 13,939  $ 17,820
 Photofinishing                           -         -     9,098
 Wall Decor                           1,105     5,717     9,085
 Corporate                            1,158     2,676     1,050
 Disposals                             (503)     (583)   (2,325)
                                   --------- --------- ---------

                                   $ 14,991  $ 21,749  $ 34,728
                                   ========= ========= =========

11. STOCK REPURCHASE PLAN
The Company's Board of Directors has authorized the Company to purchase up to 4,500,000 shares of its outstanding common stock through purchases at management's discretion from time to time at acceptable market prices. Acquired shares are held as treasury stock and will be available for general corporate purposes. As of February 6, 1999, the Company had purchased 3,615,046 shares of stock for $81.1 million at an average stock price of $22.42.

On November 12, 1996, the Company announced the completion of a "Dutch Auction" tender offer. The Company, as authorized by the Board of Directors, purchased 2,250,000 shares of the Company's common stock at $19.00 per share. The total cost incurred was $43.6 million. The Company used the proceeds from the sale of Fox's common stock to finance the tender offer.

On January 7, 1998, the Company, as authorized by the Board of Directors, completed a second "Dutch Auction" tender offer by purchasing 1,999,215 shares of the Company's common stock at $23.00 per share for $46.5 million. The Company used the proceeds from: the $10.0 million two-year Noncompete Agreement; the repayment of a $4.0 million note held by the Company from the joint venture; and other working capital and cash from operations to finance the tender offer.

12. SHAREHOLDER RIGHTS PLAN
The Board of Directors of the Company established a Shareholders Rights Plan ("Rights Plan") through the declaration of a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The Rights Plan entitles holders of common stock to purchase one one-hundredth of a share of Series A Participating Preferred Stock in the Company, or an acquirer of the Company, in the event of certain non-negotiated efforts, as defined in the Rights Plan, to gain control of the Company. The rights issued expire on May 11, 1999, unless redeemed earlier. In addition, the rights will be exercisable if any person or group (other than certain entities affiliated with the Company) becomes the beneficial owner of 15% or more of the Company's common stock. On August 3, 1995, the Board of Directors adopted an amendment to the Rights Plan to clarify that no person would be deemed an "Acquiring Person" as defined in the Rights Plan if that person acquired beneficial ownership of 15% or more of the Company's stock solely as a result of the Company's repurchase of stock, provided that the person did not subsequently acquire additional shares.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CASH AND CASH EQUIVALENTS, RECEIVABLES, ACCOUNTS PAYABLE AND
ACCRUED EXPENSES
The carrying amounts approximate fair value at February 6, 1999 and February 7, 1998 due to the short maturity of these financial instruments.

SHORT-TERM BORROWINGS AND LONG-TERM DEBT
The fair value of the Company's debt is estimated based on quoted market prices for similar debt issues with the same remaining maturities. On February 6, 1999, the carrying value and estimated fair market value of the Company's debt was $59.6 million and $64.3 million, respectively. On February 7, 1998, the carrying value and estimated fair market value of the Company's debt was $59.5 million and $63.0 million, respectively.

14. CONTINGENCIES
The Company is a defendant in various lawsuits arising in the course of business. It is the opinion of management that the ultimate liability, if any, resulting from the resolution of such lawsuits will not have a material effect on the consolidated financial position or the results of operations of the Company.

INDEPENDENT AUDITORS' REPORT
----------------------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CPI CORP.:

We have audited the accompanying consolidated balance sheets of CPI Corp. and subsidiaries as of February 6, 1999 and February
7, 1998, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 6, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPI Corp. and subsidiaries at February 9, 1999 and February 7, 1998, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 6, 1999, in conformity with generally accepted accounting principles.



/s/  KPMG LLP



St. Louis, Missouri
April 8, 1999

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
---------------------------------

The tables presented set forth selected financial data for the quarters of the Company's fiscal years ended February 6, 1999 and February 7, 1998. Although this information is unaudited, in the opinion of the Company, it reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods.

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

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
                                       Quarter Ended:
                           in thousands of dollars except share
                                  and per share amounts
                           May 2,   July 25   Nov. 14,   Feb. 6,
                            1998     1998       1998      1999
                          (12 wks)  (12 wks)  (16 wks)  (12 wks)
                         ---------------------------------------
Fiscal Year 1998
Net sales                 $ 73,354  $ 70,997  $124,005  $121,155
Earnings (loss)
 before income taxes          (778)    2,134     9,309    23,095
 Net earnings (loss)          (506)    1,387     6,051    15,012
----------------------------------------------------------------
Earnings (loss) per
 common share-diluted     $  (0.05) $   0.13  $   0.59  $   1.48
Earnings (loss) per
 common share-basic          (0.05)     0.14      0.61      1.53
----------------------------------------------------------------
Weighted average number
 of common and common
 equivalent shares-
 diluted                     9,914    10,323    10,200    10,120
Weighted average number
 of common and common
 equivalent shares-
 basic                       9,914    10,015     9,961     9,841
----------------------------------------------------------------
Dividends                 $   0.14  $   0.14  $   0.14  $   0.14
----------------------------------------------------------------
Stock Price and Volume
 High                     $  27.44  $  22.38  $  25.75  $  27.44
 Low                      $  23.18  $  22.75  $  18.12  $  20.44
 Volume (in thousands
  of shares)                 1,599       827     1,155     1,107



SELECTED QUARTERLY FINANCIAL DATA  (UNAUDITED)
                                       Quarter Ended:
                           in thousands of dollars except share
                                 and per share amounts
                          Apr. 26,  July 19,  Nov. 8,    Feb. 7,
                            1997     1997       1997      1998
                          (12 wks)  (12 wks)  (16 wks)  (13 wks)
                         ---------------------------------------
Fiscal Year 1997
Net sales                 $ 70,174  $ 68,494  $108,156  $119,877
Earnings (loss)
 before income taxes        (3,827)    2,198      (433)   22,960
 Net earnings (loss)        (2,411)    1,385      (725)   14,465
----------------------------------------------------------------
Earnings (loss) per
 common share-diluted     $  (0.20) $   0.12  $  (0.06) $   1.26
Earnings (loss) per
 common share-basic          (0.21)     0.12     (0.06)     1.29
----------------------------------------------------------------
Weighted average number
 of common and common
 equivalent shares-
 diluted                    11,835    11,921    12,205    11,448
Weighted average number
 of common and common
 equivalent shares-
 basic                      11,726    11,762    11,871    11,194
----------------------------------------------------------------
Dividends                 $   0.14  $   0.14  $   0.14  $   0.14
----------------------------------------------------------------
Stock Price and Volume
 High                     $  19.50  $  22.13  $  28.00  $  25.19
 Low                      $  15.88  $  16.00  $  19.50  $  17.25
 Volume (in thousands
  of shares)                 1,378     1,463     3,063     3,124



FINANCIAL HIGHLIGHTS
--------------------
                              1998      1997     1996     1995
PER SHARE
  Earnings-diluted          $  2.15   $  1.07  $  1.06  $  1.26
  Earnings-basic               2.21      1.09     1.07     1.27
  Avg. shares outstanding
   (millions/shares)-diluted  10.2      11.8     13.5     14.0
  Avg. shares outstanding
   (millions/shares)-basic     9.9      11.6     13.4     13.9
  Dividends                    0.56      0.56     0.56     0.56
  Prices: high                27.44     28.00    21.13    22.13
          low                 18.12     15.88    13.88    14.25
  P/E range: high             12.76     26.17    19.93    21.70
             low               8.43     14.84    13.09    13.97
  Dividend yield               2.46%     2.55%    3.20%    3.08%
----------------------------------------------------------------
INCOME DATA (in millions)
  Net sales                 $389.5    $366.7   $467.0   $526.7
  Income from operations      29.4      28.2     20.4     31.7
  Net interest and other
   income (expense)            4.3       0.2     (3.3)    (4.1)
  Gain (loss) on sale of
   interest in Photo-
   finishing segment             -      (4.2)     6.2        -
  Interest in joint venture      -      (3.3)    (0.5)       -
  Income taxes                11.8       8.2      8.4     10.0
  Accounting change              -         -        -        -
  Net earnings from
   continuing operations      21.9      12.7     14.4     17.6
----------------------------------------------------------------
BALANCE SHEET (in millions):
  Current assets            $113.7    $ 94.4   $ 63.7   $ 72.8
  Cash and equivalents        76.0      15.3     21.9      8.3
  Net fixed assets           111.1     124.7    130.8    167.9
  Total assets               234.7     228.8    246.7    300.5
  Employed assets            158.7     213.5    224.8    292.2
  Current liabilities         35.8      47.4     50.8     64.0
  Long-term debt              59.6      59.5     44.9     54.8
  Stockholders' equity       116.5     102.1    139.5    174.2
  Employed equity             40.5      86.8    117.6    165.9


FINANCIAL HIGHLIGHTS (continued)
--------------------

                              1998      1997     1996     1995
CASH FLOW DATA (in millions)
  From operations           $ 39.0    $ 46.8   $ 53.8   $ 53.7
  From (used for)
   investments                28.9      (7.7)    17.4    (43.7)
  From (used for) financing   (6.9)    (45.4)   (57.7)   (11.1)
  Effect of exchange rate
   changes                    (0.3)     (0.2)     0.1      0.2
  Change in cash and cash
   equivalents                60.7      (6.6)    13.6     (0.9)
  Capital expenditures
   (excluding acquisitions)   15.0      21.7     34.7     48.8
  Acquisitions                   -        -        -        -
----------------------------------------------------------------
RATIO ANALYSIS
  Net margin (1)               5.6       3.5      3.1      3.4
  Asset turnover (2)*          1.70x     1.49x    1.55x    1.75x
  Return on assets (3)*        9.57%     5.17%    4.78%    5.88%
  Financial leverage (4)*      2.24x     1.77x    1.73x    1.81x
  Return on equity (5)*       21.44%     9.15%    8.25%   10.64%
  Retention rate (6)           0.746     0.482    0.480    0.459
  Implied growth rate (7)     16.00%     4.41%    3.96%    4.88%

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


FINANCIAL HIGHLIGHTS (continued)
--------------------
                                        1994     1993     1992
PER SHARE
  Earnings-diluted                    $  1.18  $  1.03  $  1.69
  Earnings-basic                         1.18     1.03     1.69
  Avg. shares outstanding
   (millions/shares)-diluted             14.1     14.7     14.7
  Avg. shares outstanding
   (millions/shares)-basic               14.1     14.6     14.6
  Dividends                              0.56     0.56     0.56
  Prices: high                          21.88    20.75    26.38
          low                           13.88    13.88    15.00
  P/E range: high                       20.83    23.06    17.13
             low                        13.21    15.42     9.74
  Dividend yield                         3.13%    3.23%    2.71%
----------------------------------------------------------------
INCOME DATA (in millions)
  Net sales                           $517.5   $460.0   $433.8
  Income from operations                30.3     22.0     38.5
  Net interest and other income
   (expense)                            (3.9)    (0.3)     1.6
  Gain (loss) on sale of
   interest in Photo-
   finishing segment                       -        -        -
  Interest in joint venture                -        -        -
  Income taxes                           9.8      8.7     15.3
  Accounting change                        -      2.1        -
  Net earnings from
   continuing operations                16.6     15.1     24.8
----------------------------------------------------------------
BALANCE SHEET (in millions)
  Current assets                      $ 82.0   $127.8   $ 73.2
  Cash and equivalents                   9.2     36.1     21.0
  Net fixed assets                     159.1    114.3     97.6
  Total assets                         300.5    305.8    237.8
  Employed assets                      291.3    269.7    216.8
  Current liabilities                   69.8     65.2     56.8
  Long-term debt                        59.7     59.8      0.3
  Stockholders' equity                 166.0    175.5    171.9
  Employed equity                      156.8    139.4    151.0


FINANCIAL HIGHLIGHTS (continued)
--------------------

                                        1994     1993     1992
CASH FLOW DATA (in millions)
  From operations                     $ 40.4   $ 38.2   $ 36.9
  From (used for)
   investments                         (51.7)   (73.9)   (34.4)
  From (used for) financing            (15.3)    51.6    (10.2)
  Effect of exchange rate
   changes                              (0.3)    (0.8)    (1.3)
  Change in cash and cash
   equivalents                         (26.9)    15.1     (9.0)
  Capital expenditures
    (excluding acquisitions)            75.1     28.9     12.0
  Acquisitions                            -      14.7     23.9
----------------------------------------------------------------
RATIO ANALYSIS
  Net margin (1)                         3.2      3.3      5.7
  Asset turnover (2)*                    1.69x    1.93x    1.82x
  Return on assets (3)*                  5.44%    6.36%   10.39%
  Financial leverage (4)*                1.74x    1.38x    1.49x
  Return on equity (5)*                  9.47%    8.78%   15.47%
  Retention rate (6)                     0.465    0.381    0.637
  Implied growth rate (7)                4.40%    3.35%    9.86%

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


FINANCIAL HIGHLIGHTS (continued)
--------------------
                                        1991     1990     1989
PER SHARE
  Earnings-diluted                    $  1.97  $  2.28  $  2.15
  Earnings-basic                         1.97     2.29     2.17
  Avg. shares outstanding
   (millions/shares)-diluted            15.1     15.4     15.7
  Avg. shares outstanding
    (millions/shares)-basic             15.1     15.3     15.6
  Dividends                              0.56     0.50     0.42
  Prices: high                          34.75    32.88    33.88
          low                           21.88    24.25    21.00
  P/E range: high                       19.31    15.01    18.51
             low                        12.15    11.07    11.48
  Dividend yield                         1.98%    1.75%    1.53%
----------------------------------------------------------------
INCOME DATA (in millions)
  Net sales                           $400.4   $360.7   $336.9
  Income from operations                43.4     49.3     47.3
  Net interest and other
   income (expense)                      4.0      6.4      5.5
  Gain (loss) on sale of
   interest in Photo-
   finishing segment                       -        -        -
  Interest in joint venture                -        -        -
  Income taxes                          17.7     20.7     19.0
  Accounting change                        -        -        -
  Net earnings from
   continuing operations                29.7     35.0     33.8
----------------------------------------------------------------
BALANCE SHEET (in millions)
  Current assets                      $ 83.6   $130.2   $106.4
  Cash and equivalents                  30.0     84.5     68.7
  Net fixed assets                      97.7     80.7     81.4
  Total assets                         238.9    218.7    196.5
  Employed assets                      208.9    134.2    127.8
  Current liabilities                   67.0     51.4     47.8
  Long-term debt                         0.6      0.5      0.3
  Stockholders' equity                 160.3    151.7    133.1
  Employed equity                      130.3     67.3     64.4


FINANCIAL HIGHLIGHTS (continued)
--------------------

                                        1991     1990     1989
CASH FLOW DATA (in millions)
  From operations                     $ 51.6   $ 50.0   $ 53.3
  From (used for)
   investments                         (87.2)   (19.2)   (15.0)
  From (used for) financing            (18.7)   (15.3)   (32.1)
  Effect of exchange rate
   changes                              (0.2)     0.3        -
  Change in cash and cash
   equivalents                         (54.5)    15.8      6.2
  Capital expenditures
    (excluding acquisitions)            19.8     15.1     18.5
  Acquisitions                          70.2      1.2      0.8
----------------------------------------------------------------
RATIO ANALYSIS
  Net margin (1)                         7.4      9.7     10.0
  Asset turnover (2)*                    1.83x    1.84x    1.71x
  Return on assets (3)*                 13.59%   17.83%   17.17%
  Financial leverage (4)*                1.44x    1.48x    1.44x
  Return on equity (5)*                 19.57%   26.39%   24.72%
  Retention rate (6)                     0.689    0.773    0.771
  Implied growth rate (7)               13.48%   20.40%   19.06%

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


FINANCIAL HIGHLIGHTS (continued)
--------------------
                                            1988
PER SHARE
  Earnings-diluted                        $  1.95
  Earnings-basic                             1.96
  Avg. shares outstanding
   (millions/shares)-diluted                16.7
  Avg. shares outstanding
   (millions/shares)-basic                  16.6
  Dividends                                  0.25
  Prices: high                              22.25
          low                               17.25
  P/E range: high                           12.29
             low                             9.53
  Dividend yield                             1.27%
----------------------------------------------------
INCOME DATA (in millions)
  Net sales                               $310.5
  Income from operations                    48.1
  Net interest and other
   income (expense)                          5.7
  Gain (loss) on sale of
   interest in Photo-
   finishing segment                           -
  Interest in joint venture                    -
  Income taxes                              21.2
  Accounting change                            -
  Net earnings from
   continuing operations                    32.6
----------------------------------------------------
BALANCE SHEET (in millions)
  Current assets                          $104.5
  Cash and equivalents                      62.5
  Net fixed assets                          78.0
  Total assets                             197.0
  Employed assets                          134.5
  Current liabilities                       47.3
  Long-term debt                             0.5
  Stockholders' equity                     136.6
  Employed equity                           74.1


FINANCIAL HIGHLIGHTS (continued)
--------------------

                                            1988
CASH FLOW DATA (in millions)
  From operations                        $ 42.5
  From (used for)
   investments                            (23.7)
  From (used for) financing                (9.7)
  Effect of exchange rate
   changes                                  0.4
  Change in cash and cash
   equivalents                              9.5
  Capital expenditures
    (excluding acquisitions)               12.1
  Acquisitions                             11.0
----------------------------------------------------
RATIO ANALYSIS
  Net margin (1)                           10.5
  Asset turnover (2)*                       1.84x
  Return on assets (3)*                    19.30%
  Financial leverage (4)*                   1.44x
  Return on equity (5)*                    27.79%
  Retention rate (6)                        0.863
  Implied growth rate (7)                  23.99%

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

Russell Isaak
  President, CPI Corp.

Mary Ann Krey*
  Chief Executive Officer, Krey Distributing Co.

Lee Liberman
  Chairman Emeritus, Laclede Gas Company

Patrick J. Morris
  Senior Executive Vice President, CPI Corp.

Nicholas L. Reding
  Retired Vice Chairman, Monsanto Company

Martin Sneider
  Adjunct Professor of Retailing, Washington University

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

Division Presidents
  Theodore R. Upland III -Prints Plus
  Patrick J. Morris      -Sears Portrait Studios and Canadian
                          Operations

                              43

INVESTOR INFORMATION
--------------------

MOST RECENT RESEARCH REPORTS
  FAC Equities, December 23, 1998
  Value Line, February 26, 1999

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

ANNUAL MEETING/CORPORATE HEADQUARTERS
  The annual meeting of stockholders will convene at 10:00 a.m., Thursday, June 22, 1999 at the Corporate Headquarters, 1706
  Washington Avenue, St. Louis, MO 63103-1717.

INDEPENDENT AUDITORS
  KPMG LLP, St. Louis, MO

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

AT THE COMPANY
Alyn V. Essman
  Chairman
  CPI Corp., 1706 Washington Avenue, St. Louis, MO 63103-1717
  (314) 231-1575, Extension 3240

AT THE FINANCIAL RELATIONS BOARD, INC.
  John Hancock Center, 875 N. Michigan Avenue, Chicago, IL 60611
    George Zagoudis
      Partner and Account Division Manager
      Direct line: (312) 640-6663
    Tracy Gutwillig
      Market Intelligence Executive
      Direct line: (312) 640-6777

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

The scheduled release dates are: 1st quarter-June 2, 1999; 2nd quarter-August 24, 1999; 3rd quarter-December 14, 1999.

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

(On the inside back cover of the Annual Report to Shareholders)

(Pictures: on this page are two pictures horizontally placed. The title centered over both pictures is captioned: "Visit us on the Internet." On the left is a picture of the internet home page for Sears Portrait Studio captioned:
"www.sears-portrait.com". On the right is a picture of the internet home page for CPI Corp. captioned: "www.cpicorp.com".)












(Back cover of the Annual Report to Shareholders)

(Centered vertically and horizontally is the following:)

                            CPI corp.
                      www.sears-portrait.com
                         www.cpicorp.com

(Centered at the bottom of the page is the following:)

CPI corp.  1706 Washington Avenue, St. Louis, Missouri 63103 ..
314.231.1575