Form 10-K405, Exhibit 13
period 2000-02-05
CPI CORP
filed 2000-04-26
CIK 25354

EXHIBIT (13.0)








                 This Form 10-K Annual Report without exhibits was distributed to shareholders with the following Report to Our Shareholders and listing of Directors of CPI Corp., Officers of CPI Corp. and Investor Information.

CPI CORP.
A REPORT TO OUR SHAREHOLDERS:

     Though we are not pleased with the results of 1999, we view them as a bump in the road on a long journey to transform our company. As can be seen from the numbers, several loosely related events combined to create the growth interruption that we believe will disappear into the horizon as we look forward to a strong year 2000.

     To recite some of the events affecting earnings in 1999:

          We installed, chainwide, the first phase of our internally developed Store Automation System. The mechanics of installation and the training of 5,000 people were a massive effort causing a loss of focus that, although impossible to quantify, impeded revenue growth.

          Our studio employment expenses grew approximately $10 million over 1998 as a result of four major efforts:
          -- TRAINING COSTS ASSOCIATED WITH THE STORE AUTOMATION
             SYSTEM (SAS)
          This effort started with the preparation of over 130 of our key field managers to be SAS trainers. They then trained studio employees to use the system, in many cases outside normal studio opening hours.
          -- TRAINING COSTS ASSOCIATED WITH THE INDEPENDENT
             STUDY PROGRAMS
          This major new learning program consists of a three -phase, 21-lesson program, which provides an opportunity for each of our 4,000 core employees to master all aspects of portrait photography, customer relationships and sales. This program, which significantly increases the skill level and confidence of our employees, should improve effectiveness in 2000, but its effect on 1999 was increased cost and diversion of attention.
          -- HIRING BETTER PEOPLE AND UPGRADING THE ONES WE HAVE We decided early in 1999 to upgrade the pay structure for studio employees in order to attract and keep the caliber of employee that can assimilate and master the skills required to be an effective and understanding photographer. This kind of employee will assure maximum customer satisfaction.
          -- EARLIER SEASONAL RECRUITING
          We experienced better than expected pre-season hiring. Because of the tight labor market in 1999, we wanted to assure the availability of well-trained, highly motivated employees for the seasonal peak so we started a broad-based, aggressive recruiting program in July and August to hire 4,000 seasonal employees. Our efforts worked--perhaps too well. We had most seasonal employees hired by early September and had to carry the extra payroll for eight weeks.

          We introduced a major new customer loyalty program called the Smile Savers Plan(R) in 1999. This program allowed us to maintain our market position and should contribute substantially to customer loyalty if it tracks test results. This loyalty program should also add to sitting and revenue growth in the future. However, the nature of the Smile Savers Plan(R) program is that the benefits are spread over several years, while the costs are expensed immediately. At the end of 1999, approximately $12 million of gross revenues remained to be amortized over the next 1.6 years--the remaining weighted average life of the enrollment. Though these deferred revenues will be replaced by deferrals of new enrollment fees through 2000, the net effect of amortization will offset the new deferrals relieving year 2000 of the substantial negative effect that we experienced last year.

          Beyond the operating issues, the aborted transaction with American Securities cost about $3.5 million, the severance cost of a modest restructuring at the end of the year cost $1.0 million and the abandonment of old software and computer hardware which were replaced by the Y2K con-versions, the redirection of our archiving initiatives and our SAS installations required write-offs of $2.6 million.

     Finally, in our continuing effort to concentrate closely on the core photography business, we are in the process of selling the Wall Decor business. As a result of our decision to exit this business, in fiscal 1999, we provided $10.1 million before taxes to recognize anticipated losses on the sale. The Wall Decor segment has been treated as a discontinued operation in fiscal 1999.

     With most of these activities behind us and a clearer focus, we can look forward to a much friendlier cost relationship going forward. Having no significant software or training introductions planned for 2000, we expect that the employment increases will abate. In fact, despite our increased pay structure, we plan an actual reduction in field employment expenses this year, and the administrative restructuring is expected to yield immediate cost reductions. Finally, we expect the loyalty programs to pay dividends in terms of repeat visits, allowing us to reduce advertising expenditures. Now, with the ability to turn our attention fully to efficient operations instead of new program installations, we should accomplish further logistical and infrastructure savings. The sum total of these budgeted improvements amounts to more than $10 million.

     We feel confident that the investment and development work of the last seven years has positioned our company to grow in new directions and new markets heretofore unexplored by CPI. Our experimental digital studios have shown impressive progress this year. Though they are, as yet, unprofitable we see revenue levels that are sufficient to justify expansion as soon as some of the technology hurdles are overcome. Though 2000 will not be the year for full development, we will continue to work on these programs in prototypical form to assure successful implementation as soon as the supporting technology is available from manufacturers.

     After the aborted transaction, we also resumed our efforts to re-deploy surplus capital through the stock purchase program. We completed the original authorization and another subsequent authorization for a total of 1.9 million shares repurchased through March 1, 2000. The Board of Directors has also authorized the repurchase of an additional 500,000 as of April 6, 2000. The reduction in shares outstanding relieves us from the obligation to manage idle cash and provides additional leverage in earnings per share for future years. We possess adequate cash to support capital expenditures for maintenance as well as future growth in the form of technology to support our development efforts and to continue our business transformation.

     In summary, we are enthusiastic about our opportunities for this year and for the visible planning horizons. The year 1999 was one to remember, but the future years should be ones to enjoy.

                             April 6, 2000

                             BY: /s/  Alyn V. Essman
                                 ----------------------
                                 CPI Chairman and Chief
                                  Executive Officer

DIRECTORS OF CPI CORP.
----------------------
  Milford Bohm (1) (3)
    Retired founder and Chairman Emeritus, CPI Corp.
  Alyn V. Essman
    Chairman of the Board and Chief Executive Officer, CPI Corp.
  Russell Isaak
    President, CPI Corp.
  Lee Liberman (2)(4)
    Chairman Emeritus, Laclede Gas Company
  Patrick J. Morris
    Senior Executive Vice President, CPI Corp.
  Nicholas L. Reding (2)(4)
    Chairman of the Board of the Nidus Center for Scientific
    Enterprise
  Martin Sneider (1)(2)(3)
    Adjunct Professor of Retailing, Washington University
  Robert L. Virgil (1)(3)(4)
    Principal, Edward Jones

(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Finance and Investment Committee of the Board of Directors
(4) Member of the Nominating and Governance Committee of the Board of Directors

OFFICERS OF CPI CORP.
---------------------
  Alyn V. Essman
    Chairman, Chief Executive Officer
  Russell Isaak
    President
  Patrick J. Morris
    Senior Executive Vice President
  Barry Arthur
    Executive Vice President, Finance-Chief Financial Officer
  Jane E. Nelson
    Secretary and General Counsel
  Fran Scheper
    Executive Vice President, Human Resources

INVESTOR INFORMATION
--------------------

Stock Transfer, Registrar, Dividend Reinvestment and Right Agent
  Harris Trust & Savings Bank
  111 West Monroe, P.O. Box 755
  Chicago, IL 60690-0755,
  (800) 441-9673

Annual Meeting/Corporate Headquarters
  The annual meeting of stockholders will convene at 10:00 a.m., Thursday, June 1, 2000 at the Corporate Headquarters, 1706
  Washington Avenue, St. Louis, MO 63103-1717.

Independent Auditors
  KPMG LLP, St. Louis, MO

Automatic Dividend Reinvestment Plan
  The automatic dividend reinvestment plan is a convenient way for stockholders to increase their investment in the Company, with all brokerage commissions and service charges paid by CPI Corp. Cash contributions in the amount of $10 to $10,000 per quarter can also be made toward the purchase of additional shares. For a plan description, enrollment card or other information, write or call the Shareholder Service Department at CPI Corp Headquarters.

At the Company
  Alyn V. Essman, Chairman
    CPI Corp., 1706 Washington Avenue, St. Louis, MO 63103-1717
    (314) 231-1575 Extension 3240
    aessman@cpicorp.com

At the Financial Relations Board, Inc.
  George Zagoudis, Partner and Account Division Manager
    John Hancock Center
    875 N. Michigan Avenue, Chicago, IL 60611
    Direct Line: (312) 640-6663
    gzagoudi@frb.bsmg.com
  Mark Muehlfelt
    Market Intelligence Executive
    Direct Line: (312) 640-6767
    mmuehlfe@frb.bsmg.com

For Information on the Internet:
  CPI Corp.:
    www.cpicorp.com
  Sears Portrait Studios:
    www.searsportrait.com