Form 10-K405, Exhibit 13
period 2001-02-03
CPI CORP
filed 2001-05-03
CIK 25354

                                                 EXHIBIT (13.0)








                 This Form 10-K Annual Report without exhibits was distributed to shareholders with the following: CPI Corp. 2000 Annual Report Cover, Portrait of Our Partner Alyn Essman, Report to Shareholders from Alyn V. Essman, Letter to Shareholders from J. David Pierson, listing of Directors of CPI Corp., Officers of CPI Corp. and Investor Information, Tribute to Our Founder, and back cover listing internet access.

(Front cover of Annual Report to Shareholders)

(Cover Art and Picture: on this page is some cover art and one picture:
     -- Cover art using the following words:
             - CPI
             - Innovation
             - Creativity
             - Portraits
             - Leadership
             - Growth
             - Commitment

     -- One picture of a baby sitting up with a teddy bear behind him.)







                        CPI CORP.
                        ------------------
                        2000 ANNUAL REPORT

(Inside Cover)
(Pictures: on this page are four pictures. Beginning on the left and proceeding clockwise the pictures are:
   -- a picture of Alyn and Milford captioned: "Alyn with founder
      Milford Bohm at CPI's 50th Anniversary."
   -- a picture of Pat, Alyn and Russ captioned: "Pat Morris,
      Alyn, Russ Isaak."
   -- a picture of nine gentlemen captioned: "Alyn Essman
      receiving the first ever Sears Chairman's Award for 1994." -- cover art using the word: "Alyn"
   -- a picture captioned: "Sander Coovert with Alyn.")

PORTRAIT OF OUR PARTNER, ALYN ESSMAN

The most successful partnerships are based on vision, commitment, and patience - all qualities that Alyn Essman has personified throughout his 44 years with this company. From his past partnerships with the late Milford Bohm, the company's founder, and Sander Coovert, and his most recent partnerships with Russ Isaak and Pat Morris, Alyn's influence has been constant. In addition, corporate partnerships with Kodak, Sony and Sears have not only have had a major impact in establishing the reputation of CPI, but also in positioning Sears Portrait Studios as the most widely respected leader in studio portrait photography in North America.

Having been among the first in the portrait photography industry to recognize the importance of technology, Alyn was instrumental in adapting early technology that allowed photographers to step away from behind the camera to interact with their subjects. During the past decade, he has repositioned CPI as the industry leader and spearheaded the design of a new digital studio platform. Not only has this had an extraordinary impact on Sears Portrait Studios' success, it has also been instrumental in revolutionizing the entire department store studio industry.

Yet, just as Alyn's career has revoled around the principles of partnerships, his many accompishments affirm the true nature of his leadership. In addition to being dedicated to serving consumers by helping them to preserve their memories through photography, Alyn is also to be commended for his personal commitment to helping others succeed. Based on his firm belief that "As we develop people, so will they develop the company," he not only initiated but also was a staunch supporter of employee training and development programs.

Throughout his outstanding career with CPI, Alyn's vision has been steadfast, his commitment has been intense, and his patience has inspired others. As we reflect on our remarkable history, we are reminded of Alyn's contributions, not only in charting the company's course over the last four decades, but also in serving as a testament to his special partnerships that were built upon a common vision, mutual trust and integrity.

(Picture: on this page is a picture of Alyn V. Essman, CPI
Corp.'s retiring chairman and chief executive officer.)

REPORT TO SHAREHOLDERS:

     In last year's report, we described 1999 as a "bump in the road" and outlined the actions we were taking to regain our focus and balance. The profit improvement program we described was expected to yield over $10 million in operating expense
reductions.   We also predicted that a tighter focus on our core
business would return us to earnings levels approximating those we achieved in 1998. For the most part, both predictions were realized quite effectively. The operating expense reductions were realized with the tighter focus on Sears Portrait Studios yielding dramatic improvements. In fact, the first half of the year witnessed the highest levels of Sears Portrait Studio profitability in almost a decade. Had the retail economy not hit its own "speed bump" in the second half, we might have over-achieved our projection to return to 1998 earnings levels for the full year. As it turned out, the performance of continuing operations was quite good in spite of the slow down of retail salesna job well done by a dedicated management team!

     As reported earlier, our efforts to sell Prints Plus, the wall decor business, were hampered by a difficult financing environment. We aborted the planned transaction midyear and decided that it was too late in the year to divert attention to a new sale effort. After operating the division with moderate success through the Christmas season, we resumed our efforts to seek an appropriate buyer. The delay created a further reduction in valuation that resulted in a $2.8 million after taxes charge at the end of the third quarter. In April of this year, we signed an agreement to sell Prints Plus to the current management for cash and preferred stock. We expect to close that transaction in the coming months.

     On a more futuristic note, we continue to develop the digital studio concept. We expect to convert several studios to the new digital format during 2001, and if they are as successful as our digital test models, we will significantly expand that program next year. As part of the digital imaging effort, we reached an agreement with Sears to initiate a new online business in photo finishing, image sharing and archiving of customers' cherished memories on the Internet the at searsphotos.com. This business, which will be operated by the new Centrics Technology, Inc. division, will also market related retail software that they have conceived and developed. We feel that this new enterprise holds great promise both on its own and in the very significant contribution that it makes to the general health of the Sears Portrait Studios.

     This year has been a busy and challenging one, but we feel confident in our direction. We expect very credible returns on our investment. This also proved to be a good time to provide for the continuing success of CPI by recruiting a new CEO to lead the company in its future direction.

     As the retiring chairman, I feel great satisfaction in our accomplishments. By selecting a well-seasoned retail executive who is eminently comfortable in the Sears licensed business environment, the board has provided a good structure to support continuing operations. David Pierson brings not only a wealth of Sears related retail experience, but also a cultural background that should prosper in the fertile climate at CPI. He will lead the professional CPI team to new heights. The platform is solid, the leadership is well-established and the concepts will open bright new avenues for development. I have enjoyed working with our wonderful team and this fine company for the last 44 years.
I believe there will be continuing success under David's capable leadership.







                                 /s/  Alyn V. Essman
                                 ----------------------

(Picture: on this page is a picture of J. David Pierson, CPI
Corp.'s new chairman and chief executive officer.)




LETTER TO SHAREHOLDERS:

     As I write this, I am completing my first few weeks as the CEO of CPI. I am already convinced that I have joined a company with a distinguished history and an exciting future.

     CPI's history is one of leadership in the portrait photography industry. The peripheral issues that have challenged us in the last few years are behind us, leaving us with the opportunity to focus our resources on our Sears Portrait Studio customers. I intend to seize this opportunity by building on the many good decisions and investments that Alyn and his management team made in the long term interests of the company.

     Our future lies in our ability to realize the potential return on our investments in technology and people by building our loyal customer base. I look forward to leading the CPI team as we strive to retain our existing customers and develop new customers by giving them the opportunity to experience CPI's unmatched professionalism.

     I am both pleased and proud to be part of today's CPI and I look forward to being part of its future.










                             BY: /s/  J. David Pierson
                                 ----------------------
                                 Chairman and Chief
                                  Executive Officer

DIRECTORS OF CPI CORP.
----------------------
Russell Isaak
  President, CPI Corp.
Lee Liberman (1)(2)(4)
  Chairman Emeritus, Laclede Gas Company
Patrick J. Morris
  Senior Executive Vice President, CPI Corp.
J. David Pierson
  Chairman of the Board and Chief Executive Officer, CPI Corp.
Nicholas L. Reding (2)(3)(4)
  Chairman of the Board, Nidus Center for Scientific Enterprise
Martin Sneider (1)(2)(3)
  Adjunct Professor of Retailing, Washington University
Robert L. Virgil (1)(3)(4)
  Principal, Edward Jones

(1) Audit Committee Member of the Board of Directors
(2) Compensation Committee Member
(3) Finance and Investment Committee Member
(4) Nominating and Governance Committee Member


OFFICERS OF CPI CORP.
---------------------
Barry Arthur
  Executive Vice President, Finance
  Chief Financial Officer
Timothy A. Hufker
  Senior Executive Vice President
Russell Isaak
  President
Patrick J. Morris
  Senior Executive Vice President
Jane E. Nelson
  Secretary and General Counsel
J. David Pierson
  Chairman, Chief Executive Officer
Fran Scheper
  Executive Vice President, Human Resources

INVESTOR INFORMATION
--------------------
STOCK TRANSFER, REGISTRAR, DIVIDEND REINVESTMENT AND RIGHT AGENT:
 Harris Trust & Savings Bank
 111 West Monroe, P.O. Box 755
 Chicago, IL 60690-0755
 (800) 441-9673

ANNUAL MEETING/CORPORATE HEADQUARTERS:
 The annual meeting of stockholders will convene at 10:00 a.m., Thursday, June 7, 2001 at the Corporate Headquarters, 1706
 Washington Avenue, St. Louis, MO 63103-1717.

INDEPENDENT AUDITORS:
 KPMG LLP, St. Louis, MO

AUTOMATIC DIVIDEND REINVESTMENT PLAN:
 The automatic dividend reinvestment plan is a convenient way for stockholders to increase their investment in the company, with all brokerage commissions and service charges paid by CPI Corp. Cash contributions in the amount of $10 to $10,000 per quarter can also be made toward the purchase of additional shares. For a plan description, enrollment card or other information, write or call the Shareholder Service Department at CPI Corp Headquarters.

AT THE COMPANY:
 Jane E. Nelson, Secretary and General Counsel
    CPI Corp., 1706 Washington Avenue, St. Louis, MO 63103-1717
    (314) 231-1575 Extension 3323
    jnelson@cpicorp.com

AT THE FINANCIAL RELATIONS BOARD, INC.:
 Mark Muehlfelt
    Market Intelligence Executive
    Direct Line: (312) 640-6767
    mmuehlfelt@bsmg.com

FOR INFORMATION ON THE INTERNET:
  CPI Corp.:
    www.cpicorp.com
  Portrait Studios:
    www.searsportrait.com
  Techonology Development:
    www.searsphotos.com
    www.centrics-technology.com

(On the inside back cover of the Annual Report to Shareholders)

(Picture: on this page is a picture of Milford Bohm, CPI Corp.'s founder, captioned: "Milford Bohm".)


TRIBUTE TO OUR FOUNDER

Our company's founder, Milford Bohm, devoted 50 years of his lifetime to ensuring that families would have acccess to high quality, reasonably priced photographic services. His pioneering vision not only guided our company from a single studio located in downtown St. Louis to more than 1,000 Sears Portrait Studios located throughout the United States, Canada and Puerto Rico, it
also launced an entire industry.   Following his retirement in
1987, he continued to share his wisdom and enthusiasm for the future of CPI as a revered member of our Board of Directors.

In addition to being an astute leader and a dear friend, he was highly regarded for his humanitarian efforts and community involvement activities outside the company. His generosity as a philanthropist has helped provide for the needs of our community today, as well as for future generations.

On December 1, 2000, Milford Bohm passed away. While we continued to miss him, we remain joyful to have had so much time to know and work with him.

(Back cover of the Annual Report to Shareholders)

(Centered vertically and horizontally is the following:

  -- CPI CORP.
  -- Additional information on CPI Corp. is available on the internet
  -- online
     www.cpicorp.com
     www.searsportrait.com
     www.searsphotos.com
     www.centrics-technology.com)