Form 10-K, Exhibit 13
period 2002-02-02
CPI CORP
filed 2002-05-01
CIK 25354

EXHIBIT 13.0

              This Form 10-K Annual Report without exhibits was distributed to shareholders with the following: report front cover; Report to Shareholders; a listing of Directors of CPI Corp., Officers of CPI Corp. and Investor Information;
              and report back cover.















































(Report front cover of CPI Corp. Annual Report to Shareholders)

(Covert Art and Pictures: on this page is some cover art and four pictures:

       -- Cover art using the following words:
                     new directions
                     2001


       -- Four pictures, from top to bottom as follows:
                     one picture of a young lady
                     one picture of a baby with blanket
                     one picture of a toddler boy
                     one picture of a toddler girl)

                            CPI CORP.
                        ------------------
                        2001 ANNUAL REPORT




































(Inside cover)

REPORT TO SHAREHOLDERS:

Dear Shareholders:

When I addressed you for the first time last year, I had been with CPI for less than a month. But even then, it was clear that our future was going to depend on improving service to our customers. In our business, service means the right products delivered by the right people in an environment that respects our customer's time. At this point in our company's history, it means focusing intensely on our Sears Portrait Studio customers.

Of course, our primary objective is to deliver improved shareholder value on a consistent basis. Unfortunately, we were disappointed in our overall performance in 2001. In part, it reflected the downturn in the economic environment, but it also represented some nonrecurring costs to flatten our management structure and increased employment costs that were necessary to improve customer service.

While it has been a challenging year of transition, I am pleased to report there have been significant accomplishments, including:

     * effective promotional action to improve sales in the second half of the year;

     * repositioning of management to bring us closer to our customer, while reducing overhead; and

     * identification of opportunities for cost savings in 2002.

Most importantly, we laid the foundation for our company's future by launching an exciting and comprehensive strategic planning initiative. We began this initiative by listening carefully to our customers, shareholders, management and other key constituencies, including Sears and outside vendors. We then engaged the human capital of the company (over 100 people have contributed so far) to identify and evaluate opportunities for growth.

To date, the strategic planning process has re-enforced our commitment to Sears Portrait Studios as the key to our future and reconfirmed that service is our most important product. I look forward to completing the planning phase of this exciting process in June and moving forward to implementation.

Finally, I want to express my gratitude to the many longstanding shareholders who have been very generous with their time and understanding as we strive to improve our business. I welcome the opportunity to keep those lines of communication open and I hope to hear from more of you this year.


                                 /s/  J. David Pierson
                                 ----------------------
                                 Chairman and Chief
                                  Executive Officer
















































DIRECTORS OF CPI CORP.
----------------------
Lee Liberman,       Chairman Emeritus, Laclede Gas Company
                     (1)(2)(4)
J. David Pierson,   Chairman of the Board and Chief Executive
                     Officer, CPI Corp.
Nicholas L. Reding, Chairman of the Board, Nidus Center for
                     Scientific Enterprise (2)(3)(4)
Martin Sneider,     Adjunct Professor of Retailing, Washington
                     University (1)(2)(3)
Robert L. Virgil,   Principal, Edward Jones (1)(3)(4)

(1) Audit Committee Member of the Board of Directors
(2) Compensation Committee Member
(3)  Finance and Investment Committee Member
(4)  Nominating and Governance Committee Member

OFFICERS OF CPI CORP.
---------------------
J. David Pierson                      Gary W. Douglass
 Chairman and President                Executive Vice
 Chief Executive Officer               President, Finance
 Chief Executive Officer               Chief Financial Officer

Jack Krings                           Fran Scheper
 President, Sears Portrait Studios     Executive Vice President,
                                       Human Resources

Timothy A. Hufker                     Jane E. Nelson
 Senior Executive Vice President       Secretary and
                                       General Counsel

INVESTOR INFORMATION
--------------------
STOCK TRANSFER, REGISTRAR, DIVIDEND REINVESTMENT AND RIGHT AGENT:
 Computershare Investor Services, 2 North LaSalle Chicago,IL
 60602 (800) 441-9673

ANNUAL MEETING/CORPORATE HEADQUARTERS:
 The annual meeting of stockholders will convene at 10:00 a.m., Thursday, June 6, 2002 a the Corporate Headquarters,
 1706 Washington Avenue, St. Louis, MO  63103-1717

INDEPENDENT AUDITORS: KPMG LLP, St. Louis, MO

AUTOMATIC DIVIDEND REINVESTMENT PLAN:
 The automatic dividend reinvestment plan is a convenient way for stockholders to increase their investment in the company, with all brokerage commissions and service charges paid by CPI Corp. Cash contributions in the amount of $10 to $10,000 per quarter can also be made toward the purchase of additional shares. For a plan description, enrollment card or other information, write or call the Shareholder Service Department at CPI Corp. headquarters.

AT THE COMPANY:
 Jane E. Nelson, Secretary and General Counsel
 CPI Corp., 1706 Washington Avenue, St. Louis, MO 63103-1717
 (314) 231-1575 Extension 3323   jnelson@cpicorp.com
                                 -------------------

AT THE FINANCIAL RELATIONS BOARD, INC.:
  Mark Muehlfelt, Market Intelligence Executive
  Direct Line: (312) 640-6767     mmuehlfelt@bsmg.com
                                  -------------------














































(Report back cover of the CPI Corp. 2001 Annual Report to
Shareholders)


(Centered vertically and horizontally is the following:


                    - FOCUSED ON GROWTH one smile at a time

At the bottom of the page is the following:

                    - CPI Corp.
                    - Additional information on CPI Corp. is
                       available online
                    - www.cpicorp.com
                    - www.searsportrait.com
                    - searsphotos.com
                    - www.centrics-technology.com)